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As filed with the Securities and Exchange Commission on April 26, 2013

Securities Act File No. 333-169679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 4 to
Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FS ENERGY AND POWER FUND
(Exact name of registrant as specified in declaration of trust)

Cira Centre
2929 Arch Street, Suite 675
Philadelphia, PA 19104
(215) 495-1150
(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman
FS Energy and Power Fund
Cira Centre
2929 Arch Street, Suite 675
Philadelphia, PA 19104
(Name and address of agent for service)

COPIES TO:

James A. Lebovitz Thomas J. Friedmann Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000 Fax: (215) 994-2222	Rosemarie A. Thurston, Esq. Martin H. Dozier, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447

        Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

        It is proposed that this filing will become effective (check appropriate box): ☐ when declared effective pursuant to section 8(c).

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 26, 2013

PRELIMINARY PROSPECTUS

Maximum Offering of 150,000,000 Common Shares

            We are a specialty finance company that invests primarily in income-oriented securities of private energy-related companies. Our investment objectives are to generate current income and long-term capital appreciation.

            We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company under the Internal Revenue Code of 1986, as amended. Our investments and activities are managed by FS Investment Advisor, LLC, a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission, or the SEC, and is an affiliate of ours. FS Investment Advisor, LLC has engaged GSO Capital Partners LP to act as our investment sub-adviser.

            Through our affiliate, FS2 Capital Partners, LLC, or the dealer manager, we are offering on a continuous basis up to 150,000,000 of our common shares of beneficial interest, or common shares, in this offering at a current offering price of $10.70 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for our common shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of common shares and, as a result, may receive fractional common shares. The minimum permitted purchase is $5,000 of our common shares. As of April 15, 2013, we had sold an aggregate of 91,608,711 common shares (as adjusted for share distributions) for gross proceeds of approximately $921.8 million, including proceeds of approximately $20.0 million from common shares sold pursuant to a private placement to certain members of our board of trustees and individuals and entities affiliated with FS Investment Adviser, LLC and GSO Capital Partners LP.

            We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

            Investing in our common shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See "Risk Factors" beginning on page 35 to read about the risks you should consider before buying our common shares, including the risk of leverage.

  •
  You should not expect to be able to sell your common shares regardless of how we perform.

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  If you are able to sell your common shares, you will likely receive less than your purchase price.

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  We do not intend to list our common shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common shares to develop.

  •
  We have implemented a share repurchase program, but only a limited number of common shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase.

  •
  You should consider that you may not have access to the money you invest for an indefinite period of time.

  •
  An investment in our common shares is not suitable for you if you need access to the money you invest. See "Share Repurchase Program," "Suitability Standards" and "Liquidity Strategy."

  •
  Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

  •
  Our previous distributions to shareholders were funded in part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that are subject to repayment to our affiliate, Franklin Square Holdings, L.P., or Franklin Square Holdings. Portions of these distributions were not based on our investment performance and such waivers and reimbursements by Franklin Square Holdings may not continue in the future. If Franklin Square Holdings had not agreed to reimburse certain of our expenses, including through the waiver of certain of its advisory fees, portions of these distributions would have come from your paid-in capital or borrowings. The repayment of the fees owed to Franklin Square Holdings will reduce the future distributions to which you would otherwise be entitled.

            This prospectus contains important information about us that a prospective investor should know before investing in our common shares. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104 or by calling us collect at (215) 495-1150 or on our website at www.fsenergyandpowerfund.com. In addition, the contact information provided above may be used to make shareholder inquiries. The SEC also maintains a website at www.sec.gov that contains such information.

            Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We have not been in the business described in this prospectus for at least three years. Except as specifically required by the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common shares is not permitted.

	Per Share	Total Maximum
Price to Public(1)	$10.70	$1,605,000,000
Sales Load(2)	$1.07	$160,500,000
Net Proceeds (Before Expenses)(3)	$9.63	$1,444,500,000
(1)
Assumes all common shares are sold at the current offering price of $10.70 per share, which is subject to adjustment based upon, among other things, our net asset value per share. Prior to April 16, 2013, our offering price was $10.60 per share; prior to March 18, 2013, our offering price was $10.50 per share; prior to February 1, 2013, our offering price per share was $10.45 per share; prior to January 2, 2013, our offering price per share was $10.40 per share; prior to December 17, 2012, our offering price per share was $10.30 per share; prior to October 16, 2012, our offering price was $10.25 per share; prior to October 1, 2012, our offering price was 10.20 per share; prior to September 17, 2012, our offering price was $10.10 per share; prior to August 1, 2012, our offering price was $10.05 per share; prior to March 1, 2012, our offering price was $10.00 per share; prior to January 17, 2012, our offering price was $9.95 per share; prior to November 1, 2011, our offering price was $9.90 per share; prior to October 3, 2011, our offering price was $10.00 per share.
(2)
"Sales Load" includes selling commissions of 7.0% and dealer manager fees of 3.0%.
(3)
We estimate that we will incur approximately $24.1 million of expenses if the maximum number of common shares is sold.

            Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, if you invest $100 in our common shares and pay the full sales load, at least $88.50 but less than $90.00 of your investment will actually be used by us for investments. As a result, based on the current public offering price of $10.70, you would have to experience a total return on your investment of between 11% and 13% in order to recover these expenses. See "Estimated Use of Proceeds" on page 65.

The date of this prospectus is [                        ], 2013.

FS2 Capital Partners, LLC

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our common shares, including, to the extent permitted under the rules and regulations of the SEC, by filing an amendment to the registration statement with the SEC if our net asset value declines more than ten percent from our net asset value as of the effective date of the registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews such amendment, until the registration statement, as amended, is declared effective.

        Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under "Available Information." In this prospectus, we use the term "day" to refer to a calendar day, and we use the term "business day" to refer to any day other than Saturday, Sunday, a legal holiday, a day on which banks in New York City are authorized or required to close or any day that the New York Stock Exchange is closed for trading.

        You should rely only on the information contained in this prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common shares. If there is a material change in our affairs, we will amend or supplement this prospectus.

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FS Investment Advisor, LLC and GSO Capital Partners LP and (e) the tax consequences of the investment.

        In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

  Alabama—Investors must have a net worth of at least 10 times their investment in us and other similar programs.

  Idaho—In addition to the suitability standards above, an Idaho investor's investment in our common shares may not exceed 10% of his or her liquid net worth. Liquid net worth is defined as that portion of an investor's net worth consisting of cash, cash equivalents and readily marketable securities.

  Iowa—In addition to the suitability standards above, the state of Iowa requires that each Iowa investor limit his or her total investment in our common shares to a maximum of 10% of his or her net worth.

i

  Kansas—It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

  Kentucky—Investors who reside in the state of Kentucky must have either (1) a liquid net worth of $85,000 and annual gross income of $85,000 or (2) a liquid net worth of $300,000. Additionally, a Kentucky investor's total investment in us shall not exceed 10% of his or her liquid net worth.

  Maine—The Maine Office of Securities recommends that a Maine investor's aggregate investment in us and our affiliates not exceed 10% of the investor's liquid net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

  Massachusetts—It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

  Nebraska—In addition to the suitability standards above, the state of Nebraska requires that each Nebraska investor will limit his or her investment in our common shares to a maximum of 10% of his or her net worth.

  North Dakota—Common shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the established suitability standards above.

  Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor will limit his or her investment in non-traded business development companies, including his or her investment in our common shares and in our affiliates, to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth that is comprised of cash, cash equivalents and readily marketable securities.

  Oklahoma—In addition to the suitability standards above, the state of Oklahoma requires that each Oklahoma investor will limit his or her investment in our common shares to a maximum of 10% of his or her net worth.

  Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor will limit his or her investment in our common shares to a maximum of 10% of his or her net worth.

  Tennessee—Investors who reside in the state of Tennessee must have either (1) a liquid net worth of $85,000 and minimum annual gross income of $85,000, or (2) a minimum liquid net worth of $300,000.

        For additional information on the suitability standards that investors must meet in order to purchase our common shares in this offering, see "Suitability Standards."

ii

 PROSPECTUS SUMMARY

        This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled "Risk Factors," before making a decision to invest in our common shares.

        Unless otherwise noted, the terms "we," "us," "our," the "Company" and "FSEP" refer to FS Energy and Power Fund. In addition, the term "FS Advisor" refers to FS Investment Advisor, LLC, and the term "GSO" refers to GSO Capital Partners LP.

FS Energy and Power Fund

        We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. As such, we are required to comply with certain regulatory requirements. See "Regulation." In addition, we have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

        We are managed by FS Advisor, a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, which oversees the management of our operations and is responsible for making investment decisions for our portfolio. FS Advisor has engaged GSO to act as our investment sub-adviser. GSO assists FS Advisor in identifying investment opportunities and makes investment recommendations for approval by FS Advisor, according to guidelines set by FS Advisor. GSO, a registered investment adviser under the Advisers Act, oversaw approximately $58.1 billion in assets under management as of March 31, 2013. GSO is the credit platform of The Blackstone Group L.P., or Blackstone.

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of energy and power, or Energy, companies. We consider Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. We concentrate our investments on debt securities in Energy companies that we believe have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for our investments. We may also make select equity investments in certain Energy companies meeting our investment objectives of current income generation and long-term capital appreciation. Our primary area of focus will be the upstream, midstream and power sub-sectors of the Energy industry; however, we broadly define our "Energy Investment Universe" as follows:

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  Upstream—businesses that find, develop and extract energy resources, including natural gas, crude oil and coal, from onshore and offshore reservoirs;

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  Midstream—businesses that gather, process, store and transmit energy resources and their by-products, including businesses that own pipelines, gathering systems, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

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  Downstream—businesses that refine, market and distribute refined energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers;

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  Service and Equipment—businesses that provide services and/or equipment to aid in the exploration and production of oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets; and

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  Power—businesses engaged in the generation, transmission and distribution of power and electricity or in the production of alternative energy.

        Our investment objectives are to generate current income and long-term capital appreciation. We seek to meet our investment objectives by:

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  utilizing the experience and expertise of FS Advisor and GSO in sourcing, evaluating and structuring transactions;

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  employing a conservative investment approach focused on current income and long-term investment performance;

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  focusing primarily on debt investments in a broad array of private Energy companies within the United States;

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  making select equity investments in certain Energy companies that have strong growth potential;

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  investing primarily in established, stable enterprises with positive cash flow and strong asset and collateral coverage so as to limit the risk of potential principal loss; and

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  maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative events within our portfolio.

        Our portfolio is comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately-held Energy companies within the United States. We intend to weight our portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, we expect to invest in primary market transactions and originated investments as this will provide us with the ability to tailor investments to best match a project's or company's needs with our investment objectives. Our portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that we believe will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in master limited partnerships, or MLPs. MLPs are entities that (i) are structured as limited partnerships or limited liability companies, (ii) are publicly traded, (iii) satisfy certain requirements to be treated as partnerships for federal income tax purposes and (iv) primarily own and operate Midstream and Upstream Energy companies. In connection with certain of our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We expect that the size of our individual investments will generally range between $5 million and $25 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of FS Advisor, subject to oversight by our board of trustees.

        As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with FS Advisor or GSO in transactions originated by FS Advisor or GSO or their respective affiliates unless we obtain an exemptive order from the SEC or co-invest alongside FS Advisor or GSO or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FS Advisor, GSO and their respective affiliates, as applicable. However, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FS Advisor and its affiliates, including FS Investment Corporation and FS Investment Corporation II. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will continue to be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance. Prior to obtaining exemptive relief, we also intend to co-invest alongside FS Advisor and its affiliates only in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

        To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of FS Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See "Risk Factors—Risks Related to Debt Financing" for a discussion of the risks inherent in employing leverage.

        While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While our offering price, which exceeds our net asset value per share, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our common shares will not be listed on a national securities exchange, our shareholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our common shares may be volatile. To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. We are not obligated to repurchase common shares and, if we do so, common shares will be repurchased at a discount of 10% from the current offering price at the time of such repurchase. The first such tender offer commenced in August 2012. This will be the only method by which our shareholders may obtain liquidity prior to a liquidity event. See "Share Repurchase Program." Therefore, shareholders may not be able to sell their common shares promptly or at a desired price. If shareholders are able to sell their common shares, it is likely they will have to sell them at a significant discount to their purchase price.

        We do not currently intend to list our common shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We intend to seek to complete a liquidity event within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common shares on a national securities exchange, shareholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our common shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease. See "Liquidity Strategy" for a discussion of what constitutes a liquidity event. There can be no assurance that we will be able to complete a liquidity event.

Status of Our Continuous Public Offering

        Since commencing our continuous public offering and through April 15, 2013, we have sold 89,341,392 common shares (as adjusted for share distributions) for gross proceeds of approximately $901.6 million. As of April 15, 2013, we had raised total gross proceeds of approximately $921.8 million, including $200,000 of seed capital contributed by the principals of FS Advisor in December 2010 and approximately $20.0 million from common shares sold pursuant to a private placement to certain members of our board of trustees and individuals and entities affiliated with FS Advisor and GSO. The following table summarizes the sales of our common shares in our continuous public offering on a quarterly basis during 2011, 2012 and 2013. Dollar amounts are presented in thousands, except share and per share data:

	Common Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
Fiscal 2011
September 30	1,510,578	$9.63	$14,546
December 31	3,968,746	9.78	38,826

	5,479,324	9.74	53,372
Fiscal 2012
March 31	7,013,305	9.82	68,894
June 30	13,322,112	9.92	132,125
September 30	16,718,150	9.98	166,926
December 31	19,769,038	10.15	200,730

	56,822,605	10.01	568,675
Fiscal 2013
March 31	22,988,212	10.30	236,890
June 30 (through April 15, 2013)	4,051,251	10.53	42,663

	27,039,463	10.34	279,553

	89,341,392	$10.09	$901,600

(1)
The number of common shares sold includes 34,002, 1,097,004 and 1,038,066 common shares purchased through our distribution reinvestment plan during 2011, 2012 and 2013, respectively.

(2)
The number of common shares sold and the average sales price per share have been retroactively adjusted to reflect the share distribution issued subsequent to the date at which the common shares were sold. All common shares reflected in the table were sold at prices between $8.91 and $10.60 per share, depending on the offering price then in effect and the amount of discounts or commissions waived by us or the dealer manager. The public offering price of our common shares is subject to adjustment depending, in part, on our net asset value. See "—Plan of Distribution" for a summary of adjustments we have made to our per share public offering price and the closing date on which such adjustments were first effective.

Capital Contribution by FS Advisor and GSO

        In December 2010, Michael C. Forman and David J. Adelman, the principals of FS Advisor, contributed an aggregate of $200,000 to purchase 22,444 common shares (as adjusted for share distributions) at $8.91 per share, which represents the initial public offering price (as adjusted for share distributions), net of selling commissions and dealer manager fees. The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains our investment adviser.

        In April 2011, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities controlled by each of them, 224,444 additional common shares (as adjusted for share distributions) at $8.91 per share (as adjusted for share distributions). The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains our investment adviser. In connection with the same private placement, certain members of our board of trustees and other individuals and entities affiliated with FS Advisor agreed to purchase 1,459,320 common shares (as adjusted for share distributions), and certain individuals and entities affiliated with GSO agreed to purchase 561,111 common shares (as adjusted for share distributions), in each case at a price of $8.91 per share (as adjusted for share distributions). In connection with the private placement, we issued an aggregate of 2,244,875 common shares (as adjusted for share distributions) for aggregate proceeds of approximately $20.0 million, upon raising in excess of $2.5 million in offering proceeds from persons not affiliated with us or FS Advisor, or the minimum offering requirement, on July 18,

2011. As of April 15, 2013, we have sold an aggregate of 3,229,669 common shares (as adjusted for share distributions) for aggregate gross proceeds of approximately $28.9 million to members of our board of trustees and individuals and entities affiliated with FS Advisor and GSO, including common shares sold in the private placement conducted in April 2011.

Portfolio Update

        During the year ended December 31, 2012, we made investments in portfolio companies totaling $826.0 million. During the same period, we sold investments for proceeds of $175.8 million and received principal repayments of $68.4 million. As of December 31, 2012, our investment portfolio, with a total fair value of $701.2 million, consisted of interests in 64 portfolio companies (29% in first lien senior secured loans, 10% in second lien senior secured loans, 5% in senior secured bonds, 49% in subordinated debt and 7% in equity/other). The portfolio companies that comprised our portfolio as of such date had an average annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of approximately $504.1 million. As of December 31, 2012, the investments in our portfolio were purchased at a weighted average price of 97.6% of par or stated value, as applicable, the weighted average credit rating of the investments in our portfolio that were rated (constituting approximately 86.8% of our portfolio based on the fair value of our investments) was B3 based upon the ratings scale employed by Moody's Investors Service, Inc., or Moody's, and our estimated gross annual portfolio yield, prior to leverage, was 9.7% based upon the purchase price of our investments. Our gross annual portfolio yield, prior to leverage, represents the expected yield to be generated by us on our investment portfolio based on the composition of our portfolio as of December 31, 2012. The portfolio yield does not represent an actual investment return to shareholders.

        Based on our regular semi-monthly cash distribution rate of $0.026824 per share as of December 31, 2012 and our public offering price of $10.40 per share as of such date, the annualized distribution rate to shareholders as of December 31, 2012 was 6.19%. The distribution rate to shareholders does not represent an actual investment return to shareholders and may include income, realized capital gains and a return of investors' capital. Our gross annual portfolio yield and distribution rate to shareholders are subject to change and in the future may be greater or less than the rates set forth above. See "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

About FS Advisor

        FS Advisor is a subsidiary of our affiliate, Franklin Square Holdings, L.P., or Franklin Square Holdings, a national sponsor of alternative investment products designed for the individual investor. FS Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by the same personnel that form the investment and operations team of FB Income Advisor, LLC and FSIC II Advisor, LLC. FB Income Advisor, LLC and FSIC II Advisor, LLC are registered investment advisers that manage Franklin Square Holdings' two affiliated BDCs, FS Investment Corporation and FS Investment Corporation II, respectively. See "Risk Factors—Risks Related to FS Advisor and Its Affiliates" and "Certain Relationships and Related Party Transactions."

        FS Investment Corporation commenced operations on January 2, 2009 and is focused on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. As of December 31, 2012, FS Investment Corporation had total assets of approximately $4.3 billion. FS Investment Corporation II commenced operations on June 18, 2012 and pursues the same investment strategy as FS Investment Corporation. As of December 31, 2012, FS Investment Corporation II had total assets of approximately $709.3 million.

        Our president, chairman and chief executive officer, Michael C. Forman, has led FS Advisor since its inception. In 2007, he co-founded Franklin Square Holdings with the goal of delivering alternative investment solutions, advised by what Franklin Square Holdings believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FS Advisor, Mr. Forman currently serves as president, chairman and chief executive officer of FB Income Advisor, LLC, FS Investment Corporation, FSIC II Advisor, LLC and FS Investment Corporation II.

        FS Advisor's senior management team has significant experience in private lending, private equity and real estate investing, and has developed an expertise in using all levels of a firm's capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. FS Advisor was staffed with 34 employees as of April 15, 2013 and may retain additional investment personnel as our activities expand. See "Investment Objectives and Strategy—About FS Advisor." We believe that the active and ongoing participation by Franklin Square Holdings and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FS Advisor's management team, will allow FS Advisor to successfully execute our investment strategy. See "Management" for biographical information regarding FS Advisor's senior management team.

        All investment decisions require the unanimous approval of FS Advisor's investment committee, which is currently comprised of Mr. Forman, David J. Adelman, the vice-chairman of our board of trustees and the co-founder of Franklin Square Holdings, Gerald F. Stahlecker and Zachary Klehr. Our board of trustees, including a majority of independent trustees, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FS Advisor and the compensation FS Advisor pays to GSO to determine that the provisions of the investment advisory and administrative services agreement and the investment sub-advisory agreement, respectively, are carried out. See "Investment Advisory and Administrative Services Agreement."

About GSO

        From time to time, FS Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FS Advisor believes will aid it in achieving our investment objectives. FS Advisor has engaged GSO to act as our investment sub-adviser. GSO assists FS Advisor in identifying investment opportunities and makes investment recommendations for approval by FS Advisor, according to guidelines set by FS Advisor. GSO's subsidiary, GSO / Blackstone Debt Funds Management LLC, or GDFM, serves as the investment sub-adviser to FS Investment Corporation and FS Investment Corporation II pursuant to investment sub-advisory agreements between GDFM and FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, the investment advisers to FS Investment Corporation and FS Investment Corporation II, respectively. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        GSO is the credit platform of Blackstone, a leading global asset manager. As of March 31, 2013, GSO and its affiliates, excluding Blackstone, managed approximately $58.1 billion of assets across multiple strategies within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. GSO has extensive experience investing in Energy companies. From 2005 through 2012, funds managed by GSO have invested approximately $13.9 billion in Energy companies, including approximately $8.0 billion in secured loans, $3.5 billion in bonds, $2.3 billion in equity and $100.0 million in bankruptcy claims. As sub-adviser, GSO utilizes its experience in Energy investing and makes recommendations to FS Advisor in a manner that is consistent with its existing investment and monitoring processes.

        Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $218.2 billion as of March 31, 2013. Blackstone's alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly traded closed-end mutual funds. Blackstone is a publicly traded limited partnership that has common units which trade on the New York Stock Exchange under the symbol "BX." Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone's periodic filings with the SEC, which can be obtained from Blackstone's website at http://ir.blackstone.com or the SEC's website at www.sec.gov.

Risk Factors

        An investment in our common shares involves a high degree of risk and may be considered speculative. You should carefully consider the information found in "Risk Factors" before deciding to invest in our common shares. The following are some of the risks an investment in us involves:

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  The purchase price at which you purchase common shares will be determined at each semi-monthly closing date. As a result, your purchase price may be higher than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of common shares than if you had subscribed at the prior semi-monthly closing price.

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  We are a relatively new company and have a limited operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.

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  This is a "best efforts" offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.

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  Because there is no public trading market for our common shares and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your common shares.

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  Our board of trustees may suspend or terminate the share repurchase program at any time.

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  We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions. We have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make distributions.

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  Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and has yet to fully recover. These conditions may make it more difficult for us to achieve our investment objectives.

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  The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

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  A significant portion of our portfolio is recorded at fair value as determined in good faith by our board of trustees and, as a result, there is uncertainty as to the value of our portfolio investments.

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  There is a risk that investors in our common shares may not receive distributions or that distributions may not grow over time.

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  Our distribution proceeds have exceeded, and in the future may exceed, our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FS Advisor.

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  We have not identified specific future investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our future investments prior to purchasing our common shares. As a result, our offering may be considered a "blind pool" offering.

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  We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

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  While the management team of FS Advisor consists of the same personnel that form the investment and operations team of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation, and FSIC II Advisor, LLC, the investment advisor to FS Investment Corporation II, before advising us, FS Advisor had not managed a BDC or a RIC. Therefore, FS Advisor may not be able to successfully operate our business or achieve our investment objectives.

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  FS Advisor, its affiliates and GSO face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which may result in actions that are not in your best interests.

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  The potential for FS Advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests, and, since the base management fee is based on gross assets, FS Advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, since GSO will receive a portion of the advisory fees paid to FS Advisor, GSO may have an incentive to recommend investments that are riskier or more speculative.

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  As a result of the annual distribution requirement to maintain our qualification as a RIC, we will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.

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  We invest primarily in income-oriented securities of privately-held Energy companies within the United States. Our portfolio may include select income-oriented preferred or common equity interests that we believe will produce both current income and long-term capital appreciation. The senior debt in which we invest will typically be secured by assets of the issuing company. The collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company, which may lead to a loss in principal. Subordinated debt investments are typically unsecured, as are preferred and common equity interests, and this may involve a heightened level of risk, including a loss of principal or the loss of the entire investment.

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  Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. The revenues, income (or losses) and valuations of Energy companies can fluctuate suddenly and dramatically due to a number of environmental, regulatory, political and general market risks, which will impact our financial performance.

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  We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.

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  The total return swap, or TRS, entered into by our wholly-owned financing subsidiary exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

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  The agreements governing our wholly-owned financing subsidiary's credit facility contain various covenants which, if not complied with, could accelerate repayment under the credit facility, which would materially and adversely affect our liquidity, financial condition and our ability to pay distributions to our shareholders. In addition, the credit facility exposes us to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities.

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  We have elected to be treated, and intend to qualify annually, as a RIC for federal income tax purposes. Failure to maintain our qualification as a RIC would subject us to federal income tax on all of our income, which would have a material adverse effect on our financial performance.

        See "Risk Factors" beginning on page 35 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Market Opportunity

        We believe that there are and will continue to be significant investment opportunities in income-oriented securities of privately-held Energy companies within the United States that will provide attractive risk-adjusted returns compared to other types of investments.

        Assets of Energy companies are growing both in size and importance to the global economy. The International Energy Agency's, or the IEA's, 2012 World Energy Outlook projects worldwide energy demand to grow 1.2% per annum from 2010-2035. This anticipated growth will need to be met with increased supply throughout the world. The IEA estimates that approximately $6.4 trillion must be invested in energy-supply infrastructure in the United States from 2012-2035 to support development of the long-lived energy assets that drive the production, transportation and use of energy and other commodities. Such investments are expected to be made across all sub-sectors of the Energy markets by approximately 15,700 private companies and approximately 370 public companies.

        Across Energy industry sub-sectors, we see multiple factors which will necessitate additional and continued capital infusion. Upstream companies face the inherent production declines of oil and natural gas reserves, which in turn require large annual capital inflows to replace such lost production. This is particularly true for the growing supply of natural gas and oil from the Utica, Permian, Marcellus and Eagle Ford shales, which in many cases have a first year production decline rate of over 75%. Developing many of these reservoirs requires increasingly complex drilling and completion techniques which cost considerably more than conventional techniques. In addition, the development of these new fields highlights that many of the Midstream assets throughout the U.S. are aging and are not ideally located, requiring that additional infrastructure be built to ensure this new supply reaches market. We believe these investment opportunities could increase significantly due to potential environmental regulations that are expected to impact certain fossil-fuel generation, particularly coal generation which comprises more than a third of current U.S. generation. We believe such market dynamics across these sub-sectors will present a large and growing investment opportunity for us.

        We believe that this large and varied asset class maintains attractive and distinct investment characteristics, including stable cash flows, high barriers to entry and steady distributions with attractive growth profiles.

Characteristics of and Risks Related to Investments in Private Companies

        We invest primarily in income-oriented securities of privately-held companies within the United States. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their debt and equity securities that we hold. Second, the investments themselves may often be illiquid. The securities of many of the companies in which we invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FS Advisor and/or GSO to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in investing in, these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days prior notice to holders of our common shares of any such change. In accordance with the best interests of our shareholders, FS Advisor monitors our targeted investment mix as economic conditions evolve.

        When identifying prospective portfolio companies, we focus primarily on the attributes set forth below, which we believe help us generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

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  Deeply-rooted asset value.  We seek to invest in companies that have significant asset value rather than speculative investments that rely solely on rising energy commodity prices, exploratory drilling success or factors beyond the control of a portfolio company. We focus on Energy companies that have strong potential for enhancing asset value through factors within their control. Examples of these types of factors include operating cost reductions and revenue increases driven by improved operations of previously under-performing or under-exploited assets. Such investments are expected to have significant collateral coverage and downside protection irrespective of the broader economy.

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  Defensible market positions.  We seek to invest in companies that have developed strong positions within their sub-sector and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

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  Proven management teams.  We focus on companies that have experienced management teams with an established track record of success. We typically require our portfolio companies to have proper incentives in place to align management's goals with ours.

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  Commodity price management.  We seek to invest in companies that appropriately manage their commodity price exposure through the use of hedging with highly-rated counterparties, contracts such as power purchase agreements or tolling agreements and other instruments that seek to minimize the company's exposure to significant commodity price swings.

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  Allocation among various issuers and industries.  We seek to allocate our portfolio broadly among issuers and sub-sectors within the Energy Investment Universe, thereby attempting to reduce the risk of a downturn in any one company or sub-sector having a disproportionate adverse impact on the value of our portfolio.

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  Viable exit strategy.  We attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

        See "Investment Objectives and Strategy" for additional information regarding our investment strategy.

Potential Competitive Strengths

        We believe that we offer our investors the following potential competitive strengths:

        Global platform with seasoned investment professionals. We believe that the breadth and depth of the experience of FS Advisor's senior management team, together with the wider resources of GSO's investment team, which is dedicated to sourcing, structuring, executing, monitoring and harvesting a broad range of private investments, provide us with a significant competitive advantage in sourcing and analyzing attractive investment opportunities worldwide.

        Long-term investment horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, we are not required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a longer-term focus, provides us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

        GSO transaction sourcing capability. FS Advisor seeks to leverage GSO's significant access to transaction flow. GSO seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints as discussed under "—FS Energy and Power Fund" and the allocation policies of GSO and its affiliates, as applicable, also through GSO's proprietary origination channels. GSO also has a significant trading platform allowing us access to the secondary market for investment opportunities.

        Disciplined, income-oriented investment philosophy. FS Advisor and GSO employ a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

        Investment expertise across all levels of the corporate capital structure. FS Advisor and GSO believe that their broad expertise and experience investing at all levels of a company's capital structure enable us to manage risk while affording us the opportunity for significant returns on our investments. We attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions. In addition, we seek to leverage this broad-ranging capability to enable us to provide Energy companies with financing that most closely aligns with their particular capital needs. We believe that such flexibility is valuable to Energy companies and provides us with a competitive advantage over other capital providers that are more limited in the securities in which they invest.

        See "Investment Objectives and Strategy—Potential Competitive Strengths" for a more detailed description of the competitive strengths we believe we offer our investors.

Plan of Distribution

        This is a continuous offering of our common shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years. This offering must be registered in every state in which we offer or sell common shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common shares in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of common shares but intends to use its best efforts to sell the common shares offered. The minimum permitted purchase is $5,000.

        We are offering our common shares on a continuous basis at a current offering price of $10.70 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.fsenergyandpowerfund.com. Prior to October 3, 2011, we sold common shares at an offering price of $10.00 per share. The following table summarizes adjustments we have made to our per share public offering price and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$ 9.90	October 3, 2011
$ 9.95	November 1, 2011
$10.00	January 17, 2012
$10.05	March 1, 2012
$10.10	August 1, 2012
$10.20	September 17, 2012
$10.25	October 1, 2012
$10.30	October 16, 2012
$10.40	December 17, 2012
$10.45	January 2, 2013
$10.50	February 1, 2013
$10.60	March 18, 2013
$10.70	April 16, 2013

        FS2 Capital Partners, LLC acts as the dealer manager in connection with the sale of common shares registered in this offering. The dealer manager was formed in 2007 and is an affiliate of FS Advisor. FS2 Capital Partners, LLC also served as the dealer manager in the public offering of shares of common stock of Franklin Square Holdings' first affiliated BDC, FS Investment Corporation, which closed to new investors in May 2012, and serves as the dealer manager in the public offering of shares of common stock of Franklin Square Holding's third affiliated BDC, FS Investment Corporation II.

        To purchase common shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should make your check payable to "FS Energy & Power Fund." Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. See "—How to Subscribe."

Suitability Standards

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FS Advisor and GSO and (e) the tax consequences of the investment. For additional information, including special suitability standards for residents of certain states, see "Suitability Standards."

How to Subscribe

        Investors who meet the suitability standards described herein may purchase our common shares. Investors seeking to purchase our common shares should proceed as follows:

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  Read this entire prospectus and any appendices and supplements accompanying this prospectus.

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  Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

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  Deliver a check for the full purchase price of the common shares being subscribed for, along with the completed subscription agreement, to the selected broker-dealer or registered investment advisor. You should make your check payable to "FS Energy & Power Fund." After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

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  By executing the subscription agreement and paying the total purchase price for the common shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

        Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for common shares until at least five business days after the date you receive a final prospectus.

        An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

        We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private U.S. companies in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes. However, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to our shareholders. There can be no assurance we will be able to sell all the common shares we are registering. If we sell only a portion of the common shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents or short-term securities consistent with our BDC election and our election to be taxed as a RIC. See "Estimated Use of Proceeds."

Share Repurchase Program

        We do not currently intend to list our common shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their common shares promptly or at a desired price. See "Share Repurchase Program."

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in August 2012 and the repurchase occurred in connection with our October 1, 2012 semi-monthly closing. The following table reflects certain information regarding the tender offers we have conducted:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 30, 2012	October 1, 2012	44,339	100%	$9.225	$409
December 31, 2012	January 2, 2013	24,249	100%	9.405	228
March 31, 2013	April 1, 2013	82,689	100%	9.540	789

        Our quarterly repurchases will be conducted on such terms as may be determined by our board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of our board of trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase common shares, we will conduct repurchases on the same date that we hold our first semi-monthly closing for the sale of common shares in this offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

        We currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the sale of our common shares under our distribution reinvestment plan. At the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, we will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase common shares on each date of repurchase at a price equal to 90% of the offering price in effect on each date of repurchase.

        If you wish to tender your common shares to be repurchased, you must either tender at least 25% of the common shares you have purchased or all of the common shares that you own. If you choose to tender only a portion of your common shares, you must maintain a minimum balance of $5,000 worth of common shares following a tender of common shares for repurchase. If the amount of repurchase requests exceeds the number of common shares we seek to repurchase, we will repurchase common shares on a pro-rata basis. As a result, we may repurchase less than the full amount of common shares that you request to have repurchased. To the extent you seek to tender all of the common shares that you own and we repurchase less than the full amount of common shares that you request to have repurchased, you may maintain a balance of common shares of less than $5,000 following such share repurchase. If we do not repurchase the full amount of your common shares that you have requested to be repurchased, or we determine not to make repurchases of our common shares, you may not be able to dispose of your common shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

        While we intend to conduct quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time. We have received exemptive relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our proposed share repurchase program. See "Share Repurchase Program."

Liquidity Strategy

        We intend to seek to complete a liquidity event for our shareholders within five years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common shares on a national securities exchange (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company. We refer to these scenarios as "liquidity events." While our intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of trustees, including our independent trustees, may consider a variety of criteria, including, but not limited to, the allocation of our portfolio among various issuers and industries, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common shares, internal management considerations and the potential for shareholder liquidity. If we determine to pursue a listing of our common shares on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. As such, there can be no assurance that we will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common shares on a national securities exchange, shareholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our common shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease.

        Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

Advisory Fees

        FS Advisor and GSO are compensated for their services. Under the investment advisory and administrative services agreement, FS Advisor is entitled to a fee consisting of two components—a base management fee and an incentive fee. The base management fee is payable quarterly in arrears and is calculated at an annual rate of 2.0% of the average value of our gross assets.

        The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears, equals 20% of our "pre-incentive fee net investment income" for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FS Advisor will not earn this incentive fee for any quarter until our pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. Once our pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FS Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until our pre-incentive fee net investment income for such quarter equals 2.031%, or 8.125% annually, of adjusted capital. This "catch-up" feature allows FS Advisor to recoup the fees foregone as a result of the existence of the hurdle rate.

        The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

        Our board of trustees, including a majority of independent trustees, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FS Advisor and the compensation FS Advisor pays to GSO to determine that the provisions of the investment advisory and administrative services agreement and the investment sub-advisory agreement, respectively, are carried out.

        See "Investment Advisory and Administrative Services Agreement—Overview of GSO" for a description of the investment sub-advisory agreement and the fees payable to GSO by FS Advisor pursuant to such agreement.

Administration

        FS Advisor is reimbursed for administrative expenses it incurs on our behalf. See "Administrative Services."

Conflicts of Interest

        FS Advisor, GSO and certain of their affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

  •
  The directors, officers and other personnel of FS Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation and FS Investment Corporation II;

  •
  The compensation payable by us to FS Advisor and other affiliates will be approved by our board of trustees consistent with the exercise of the requisite standard of care applicable to trustees under Delaware law and our declaration of trust and bylaws. Such compensation is payable, in most cases, whether or not our shareholders receive distributions;

  •
  We may compete with certain affiliates for investments, including FS Investment Corporation and FS Investment Corporation II, subjecting FS Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf;

  •
  Regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our shareholders, FS Advisor and GSO will receive certain fees in connection with the management of our portfolio and sale of our portfolio companies;

  •
  Because the dealer manager, FS2 Capital Partners, LLC, is an affiliate of FS Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;

  •
  The personnel of GSO allocate their time between assisting FS Advisor in identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in their capacity as parent of the sub-adviser to FS Investment Corporation and FS Investment Corporation II;

  •
  We may compete with other funds managed by affiliates of GSO for investment opportunities, subjecting GSO and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to FS Advisor;

  •
  From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients for which FS Advisor or GSO provide investment management services or carry on investment activities may make investments at different levels of an investment entity's capital structure or otherwise in different classes of an issuer's securities. These investments may give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;

  •
  FS Advisor, GSO and their respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours;

  •
  GSO and its affiliates may have existing business relationships or access to material, non-public information that would prevent GSO from recommending certain investment opportunities that would otherwise fit within our investment objectives;

  •
  FS Advisor, GSO and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may compete with us and/or may involve substantial time and resources of FS Advisor and GSO. Affiliates of GSO, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GSO have no obligation to make their originated investment opportunities available to us; and

  •
  To the extent permitted by the 1940 Act and SEC staff interpretations, and subject to the allocation policies of FS Advisor, GSO and any of their respective affiliates, as applicable, FS Advisor, GSO and any of their respective affiliates may determine it appropriate for us and one or more other investment accounts managed by FS Advisor, GSO or any of their respective affiliates to participate in an investment opportunity. We are seeking exemptive relief from the SEC to engage in co-investment opportunities with FS Advisor and its affiliates, including FS Investment Corporation and FS Investment Corporation II. However, there can be no assurance that we will obtain such exemptive relief. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, FS Advisor and/or GSO, as applicable, will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate.

Reports to Shareholders

        Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record and to the state securities administrator in each state in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all shareholders and to the state securities administrator in each state in which we offer or sell securities. within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsenergyandpowerfund.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports. On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter.

Distributions

        We declared our first distribution on July 21, 2011. Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates and each shareholder's distributions will begin to accrue on the date we accept each shareholder's subscription for our common shares. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. For example, our board of trustees may periodically declare share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell common shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share.

        We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings that are subject to repayment to it. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses, including through the waiver of certain investment advisory fees by Franklin Square Holdings, that are subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions from being characterized as a return of capital. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees by Franklin Square Holdings are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings continues to make such reimbursements or waivers of such fees. You should also understand that our future repayments of amounts reimbursed or waived by Franklin Square Holdings will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Franklin Square Holdings has no obligation to waive its advisory fees or otherwise reimburse expenses in future periods. For the fiscal year ended December 31, 2012, if Franklin Square Holdings had not reimbursed certain of our expenses, 0% of the distribution rate would have been a return of capital.

        During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FS Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to our shareholders. See "Material U.S. Federal Income Tax Considerations."

        We intend to continue to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless shareholders elect to receive distributions in additional common shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. shareholder. If shareholders hold common shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional common shares under our distribution reinvestment plan.

Distribution Reinvestment Plan

        We have adopted an "opt in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common shares. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of trustees authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan you will have your cash distributions reinvested in additional common shares, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the semi-monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under our distribution reinvestment plan. In such case, your reinvested distributions will purchase common shares at a price equal to 90% of the price that common shares are sold in the offering at the semi-monthly closing immediately following the distribution payment date, and such price may represent a premium to our net asset value per share. See "Distribution Reinvestment Plan." No commissions or fees will be assessed on purchases pursuant to our distribution reinvestment plan.

Taxation

        We have elected, effective as of the date of our formation, to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our shareholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements and distribute to our shareholders, for each taxable year, at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See "Material U.S. Federal Income Tax Considerations."

Corporate Information

        Our principal executive offices are located at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104. We maintain a website at www.fsenergyandpowerfund.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

 FEES AND EXPENSES

        The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "FS Energy and Power Fund," or that "we" will pay fees or expenses, shareholders will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load(2)	10.0%
Offering expenses(3)	1.5%

Total shareholder transaction expenses	11.5%

Annual expenses (as a percentage of average net assets attributable to common shares)(1)
Base management fee(4)	2.47%
Incentive fees payable under our investment advisory and administrative services agreement(5)	0.63%
Interest payments on borrowed funds(6)	0.55%
Other expenses(7)	0.77%

Total annual expenses	4.42%

Example

        The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common shares. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that shareholders would pay a sales load of 10.0% with respect to common shares sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:(1)	$154	$233	$313	$518

        The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our distribution reinvestment plan will receive a number of our common shares determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 90% of the most recent offering price or at such price necessary to ensure that common shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. See "Distribution Reinvestment Plan" for additional information regarding our distribution reinvestment plan. See "Plan of Distribution" for additional information regarding shareholder transaction expenses.

(1)
Amount assumes that we sell $947.6 million worth of our common shares during the twelve months following December 31, 2012, which represents the average monthly rate of capital raising during the first three months of 2013, annualized over twelve months. As of December 31, 2012, we had net assets of approximately $602.9 million. Assuming we raise an additional $947.6 million during the twelve months following December 31, 2012, we would receive net proceeds of approximately $838.6 million, resulting in estimated net assets of approximately $1,441.5 million, and average net assets of approximately $1,022.2 million, based on our net assets of approximately $602.9 million as of December 31, 2012. The amount also assumes inclusion of $240.0 million in proceeds from the credit facility with Deutsche Bank AG, New York Branch, or Deutsche Bank (see Note 6 below), which results in average total assets of approximately $1,262.2 million. We may draw down less than the full amount available under the credit facility. Actual expenses will depend on the number of common shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the twelve months following December 31, 2012, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $947.6 million worth of our common shares during the twelve months following December 31, 2012.

(2)
"Sales load" includes selling commissions of 7.0% and dealer manager fees of 3.0%.

(3)
Amount reflects estimated offering expenses to be paid by us of up to $14.2 million if we raise $947.6 million in gross proceeds during the twelve months following December 31, 2012.

(4)
Our base management fee under the investment advisory and administrative services agreement will be payable quarterly in arrears and will be calculated at an annual rate of 2.0% of the average value of our gross assets, which are assumed to equal 123.5% of our average net assets as described in Note 6 below. See "Investment Advisory and Administrative Services Agreement—Overview of FS Advisor—Advisory Fees." The base management fee shown in the table above is higher than the contractual rate because the base management fee in the table is required to be calculated as a percentage of our average net assets, rather than our gross assets.

(5)
Based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to FS Advisor for the fiscal year ending December 31, 2013. However, the incentive fee payable to FS Advisor is based on our performance and will not be paid unless we achieve certain performance targets.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. Because the example above assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable in the fiscal year ending December 31, 2013.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The amount in the table assumes that the incentive fee on capital gains will be approximately 0.63% of average net assets and is based on the actual realized capital gains for the year ended December 31, 2012 and the unrealized appreciation of our investments and the TRS as of such date and assumes that all such unrealized appreciation is converted to realized capital gains on such date. Such amounts are expressed as a percentage of the estimated average net assets of approximately $1,022.2 million for the fiscal year ending December 31, 2013. See "Investment Advisory and Administrative Services Agreement—Overview of FS Advisor—Advisory Fees" for a full explanation of how this incentive fee is calculated.

(6)
On June 24, 2011, we entered into a credit facility with Deutsche Bank through a wholly-owned subsidiary. The credit facility was amended on May 30, 2012, August 28, 2012 and October 18, 2012. The credit facility provides for borrowings in an aggregate amount up to $240.0 million with an interest rate equal to the London Interbank Offered Rate, or LIBOR, plus 1.60% per annum on the first $50.0 million of borrowings and LIBOR plus 1.85% per annum on the second $190.0 million of borrowings. Assuming we borrow the full $240.0 million available under the credit facility, the weighted average interest rate applicable to borrowings under the credit facility will be LIBOR plus 1.80% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources" for a discussion of the credit facility.

The figure in the table assumes we borrow the full amount available under the credit facility and that the annualized weighted average borrowing costs under the credit facility, including amortized costs and expenses, is 2.35%. Because the total assumed borrowing ($240.0 million) represents 23.5% of our assumed average net assets for the fiscal year ending December 31, 2013 ($1,022.2 million), the borrowing cost as a percentage of net assets set forth in the table above is 0.55% (or 23.5% of 2.35%).

(7)
Other expenses include accounting, legal and auditing fees, as well as the reimbursement of the compensation of administrative personnel and fees payable to our trustees who do not also serve in an executive officer capacity for us or FS Advisor. The amount presented in the table reflects estimated amounts we will pay during the twelve months following December 31, 2012 assuming we raise $947.6 million during such time.

 COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER

        The dealer manager receives compensation and reimbursement for services relating to this offering, and we compensate FS Advisor for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See "Plan of Distribution." This table assumes the common shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee, the subordinated incentive fee on income and the incentive fee on capital gains are calculated, see "Investment Advisory and Administrative Services Agreement—Overview of FS Advisor—Advisory Fees."

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (150,000,000 Common Shares)(1)
Fees to the Dealer Manager
Sales Load
Selling commissions(2)	7.0% of gross offering proceeds from the offering; all selling commissions are expected to be reallowed to selected broker-dealers.	$112,350,000
Dealer manager fee(2)	Up to 3.0% of gross proceeds, all or a portion of which may be reallowed to selected broker-dealers.	$48,150,000
Reimbursement to Our Investment Adviser
Other organization and offering expenses(3)

We have reimbursed FS Advisor for the organization and offering costs it has incurred on our behalf and will, in the future, reimburse offering costs only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee, accountable due diligence expenses and the other organization and offering expenses borne by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases. Based on our current estimate, we estimate that these expenses would be approximately $24.1 million, or 1.5% of the gross offering proceeds, if we use the maximum amount offered.

		$24,075,000
Investment Adviser Fees
Base management fee	The base management fee is calculated at an annual rate of	$28,408,500

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (150,000,000 Common Shares)(1)
2.0% of our average gross assets and payable quarterly in arrears. The base management fee may or may not be taken in whole or in part at the discretion of FS Advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter prior to the occurrence of a liquidity event as FS Advisor may determine.
Subordinated incentive fee on income

The subordinated incentive fee on income is calculated and payable quarterly in arrears and equals 20% of our "pre-incentive fee net investment income" for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.625% per quarter (an annualized hurdle rate of 6.5%).(4) No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the hurdle rate of 1.625%, or the quarterly hurdle rate, on adjusted capital. For any calendar quarter in which pre-incentive fee net investment income is greater than the quarterly hurdle rate, but less than 2.031%, the subordinated incentive fee on income will equal the amount of pre-incentive fee net investment income in excess of the quarterly hurdle rate. This fee is referred to as the catch-up(5) and provides an increasing fee, but is in no event greater than

These amounts cannot be estimated since they are based upon the performance of the assets held by us. We have not achieved performance sufficient to realize a subordinated incentive fee on income to date.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (150,000,000 Common Shares)(1)
the 20.0% of the pre-incentive fee net investment income, as the pre-incentive fee net investment income increases from a 1.625% to a 2.031% quarterly return on adjusted capital. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.031% of adjusted capital, the subordinated incentive fee on income will equal 20.0% of pre-incentive fee net investment income.

For purposes of this fee, "adjusted capital" means cumulative gross proceeds generated from sales of our common shares (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our share repurchase program.

Incentive fee on capital gains

An incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement) and equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

These amounts cannot be estimated since they are based upon the performance of the assets held by us. The amount of any incentive fee on capital gains earned on liquidated investments will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.

Other Expenses
Other operating expenses(6)	We reimburse the expenses incurred by FS Advisor in	We have estimated these annual expenses to be approximately

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (150,000,000 Common Shares)(1)
	connection with its provision of administrative services provided to us, including the compensation payable by FS Advisor to administrative personnel of FS Advisor. We do not reimburse FS Advisor for personnel costs in connection with services for which FS Advisor receives a separate fee. In addition, we do not reimburse FS Advisor for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of FS Advisor.	$2.2 million. Actual amounts may be lower or higher than this.

(1)
Assumes all common shares are sold at the current offering price of $10.70 per share with no reduction in selling commissions or dealer manager fees. Prior to April 16, 2013, our offering price was $10.60 per share; prior to March 18, 2013, our offering price per share was $10.50 per share; prior to February 1, 2013, our offering price per share was $10.45 per share; prior to January 2, 2013, our offering price per share was $10.40 per share; prior to December 17, 2012, our offering price per share was $10.30 per share; prior to October 16, 2012, our offering price was $10.25 per share; prior to October 1, 2012, our offering price was $10.20 per share; prior to September 17, 2012, our offering price was $10.10 per share; prior to August 1, 2012, our offering price was $10.05 per share; prior to March 1, 2012, our offering price was $10.00 per share; prior to January 17, 2012, our offering price was $9.95 per share; prior to November 1, 2011, our offering price was $9.90 per share; prior to October 3, 2011, our offering price was $10.00 per share. The offering price is subject to increase or decrease depending, in part, on our net asset value.

(2)
The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan.

(3)
The organization and offering expense reimbursement consists of costs incurred by FS Advisor and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of FS Advisor's employees, employees of its affiliates and others while engaged in registering and marketing the common shares, which will include development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by FS Advisor. FS Advisor is responsible for the payment of our cumulative organization and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from the offering, without recourse against or reimbursement by us.

(4)
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in an increase in the amount of incentive fees payable to FS Advisor.

(5)
As the quarterly pre-incentive fee net investment income rises from 1.625% to 2.031%, the "catch-up" feature allows FS Advisor to recoup the fees foregone as a result of the existence of the quarterly hurdle rate.

(6)
Franklin Square Holdings' two other affiliated BDCs, FS Investment Corporation and FS Investment Corporation II, have similar arrangements with their investment advisers, FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, relating to the reimbursement of administrative services expenses. The administrative services expenses paid by FS Investment Corporation and FS Investment Corporation II to FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, during the fiscal years ended December 31, 2009, 2010, 2011 and 2012 are set forth in the table below:

Fiscal Year Ended December 31,	FS Investment Corporation	FS Investment Corporation II
2009	$165,000	—
2010	$710,000	—
2011	$2,781,000	—
2012	$4,504,000	$215,000

        Neither we nor FS Advisor is responsible or obligated, whether directly or indirectly, for any reimbursements from FS Investment Corporation to FB Income Advisor, LLC or from FS Investment Corporation II to FSIC II Advisor, LLC.

        Certain of the advisory fees payable to FS Advisor are not based on the performance of our investments. See "Investment Advisory and Administrative Services Agreement" and "Certain Relationships and Related Party Transactions" for a more detailed description of the fees and expenses payable to FS Advisor, the dealer manager and their affiliates and the potential conflicts of interest related to these arrangements.

 QUESTIONS AND ANSWERS ABOUT THIS OFFERING

        Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See "Prospectus Summary" and the remainder of this prospectus for more detailed information about our structure, our business and this offering.

Q:
What is a "BDC"?

A:
BDCs are closed-end funds that elect to be regulated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act of 1933, as amended, or the Securities Act, and the Exchange Act. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and generally elect to be taxed as a RIC for federal tax purposes.

Q:
What is a "RIC"?

A:
A "RIC" is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its shareholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its shareholders, for each taxable year, at least 90% of its "investment company taxable income," which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See "Material U.S. Federal Income Tax Considerations" for more information regarding RICs.

Q:
Who will choose which investments to make?

A:
All investment decisions made by FS Advisor require the unanimous approval of its investment committee. The members of FS Advisor's investment committee are Messrs. Forman, Adelman, Stahlecker and Klehr. Pursuant to an investment sub-advisory agreement with FS Advisor, GSO acts as our sub-adviser, and makes investment recommendations for our benefit to FS Advisor. Our board of trustees, including a majority of independent trustees, oversees and monitors our investment performance. Beginning with the second anniversary of the date of the investment advisory and administrative services agreement, our board of trustees will annually review the compensation we pay to FS Advisor and the compensation FS Advisor pays to GSO to determine that the provisions of the investment advisory and administrative services agreement and the investment sub-advisory agreement, respectively, are carried out.

Q:
What is the experience of FS Advisor and GSO?

A:
Our investment activities are managed by FS Advisor, who oversees the management of our activities, and GSO, who assists with the day-to-day management of our investment operations. FS Advisor is an affiliate of Franklin Square Holdings. FS Advisor's senior management team has significant experience across private lending, private equity and real estate investing, including experience advising and managing a BDC through their management of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation, and FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II. See "Management" for more information on the experience of the members of the senior management team.

  From 2005 through 2012, funds managed by GSO have invested approximately $13.9 billion in Energy companies, including approximately $8.0 billion in secured loans, $3.5 billion in bonds, $2.3 billion in equity and $100.0 million in bankruptcy claims. As sub-adviser, GSO utilizes its experience in Energy investing and makes recommendations to FS Advisor in a manner that is consistent with its existing investment and monitoring processes. See "Investment Advisory and Administrative Services Agreement—Overview of GSO" for more information on GSO.

Q:
How does a "best efforts" offering work?

A:
When common shares are offered to the public on a "best efforts" basis, the broker-dealers participating in the offering are only required to use their best efforts to sell our common shares. Broker-dealers do not have a firm commitment or obligation to purchase any of the common shares.

Q:
How long will this offering last?

A:
This is a continuous offering of our common shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years. This offering must be registered in every state in which we offer or sell common shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common shares in any state in which our registration is not annually renewed or otherwise extended. Your ability to purchase common shares and submit common shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q:
Will I receive a share certificate?

A:
No. Our board of trustees has authorized the issuance of our common shares without certificates. We expect that we will not issue common shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our common shares on a national securities exchange. We anticipate that all of our common shares will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of share certificates and reduces the offering costs.

Q:
Who can buy common shares in this offering?

A:
In general, you may buy our common shares pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FS Advisor and GSO and (e) the tax consequences of the investment.

  Generally, you must purchase at least $5,000 of our common shares. Certain volume discounts may be available for large purchases. See "Plan of Distribution." After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under "Suitability Standards."

  Our affiliates may also purchase our common shares. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Q:
How do I subscribe for common shares?

A:
If you meet the suitability standards and choose to purchase common shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the common shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:
Is there any minimum initial investment required?

A:
Yes. To purchase common shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our common shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. See "Plan of Distribution."

Q:
Can I invest through my IRA, Keogh or after-tax deferred account?

A:
Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing common shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing common shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See "Suitability Standards" for more information.

Q:
How will the payment of fees and expenses affect my invested capital?

A:
The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to shareholders. The payment of fees and expenses will also reduce the book value of your common shares.

Q:
Will the distributions I receive be taxable?

A:
Cash distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common shares. Under current law, to the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of either 15% or 20%, depending on whether the shareholder's income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. shareholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the shareholder's income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. shareholder's holding period for his, her or its common shares and regardless of whether paid in cash or reinvested in additional common shares. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder's adjusted tax basis in such shareholder's common shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

Q:
When will I get my detailed tax information?

A:
We will send to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts to be included in such U.S. shareholder's taxable income for such year as ordinary income and as long-term capital gains.

Q:
Will I be notified on how my investment is doing?

A:
Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsenergyandpowerfund.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless this prospectus or such registration statement is specifically amended or supplemented to include such reports.

Q:
Will I be able to sell my common shares in a secondary market?

A:
We do not currently intend to list our common shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our common shares, it is unlikely that holders of common shares will be able to sell their common shares. If you are able to sell your common shares, it is likely that you will have to sell them at a significant discount to the purchase price of your common shares.

Q:
Are there any restrictions on the transfer of common shares?

A:
No. Common shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our common shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We have implemented a share repurchase program, but only a limited number of common shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase. As a result, your ability to sell your common shares will be limited and you may not receive a full return of invested capital upon selling your common shares. We will not charge for transfers of our common shares except for necessary and reasonable costs actually incurred by us. See "Risk Factors—Risks Related to an Investment in Our Common Shares."

Q:
Will I otherwise be able to liquidate my investment?

A:
We intend to seek to complete a liquidity event for our shareholders within five years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company. While our intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

Q:
Who can help answer my questions?

A:
If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your financial representative or the dealer manager at:

FS2 Capital Partners, LLC
Cira Centre
2929 Arch Street, Suite 675
Philadelphia, PA 19104
(215) 495-1150
Attention: Investor Services

 SELECTED FINANCIAL DATA

        You should read this selected consolidated financial data in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected financial data for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010 has been derived from our consolidated financial statements.

        Dollar amounts are presented in thousands, except for per share data.

	Year Ended December 31,
			Period from September 16, 2010 (Inception) to December 31, 2010(1)
	2012	2011
Statements of operations data:
Investment income	$29,965	$1,394	$—
Operating expenses
Total operating expenses	19,803	1,466	183
Less: Expense reimbursement from sponsor	(1,432)	(725)	—
Add: Expense recoupment to sponsor	1,432	—	—

Net expenses	19,803	741	183

Net investment income (loss)	10,162	653	(183)
Total net realized and unrealized gain (loss) on investments	32,101	314	—

Net increase (decrease) in net assets resulting from operations	$42,263	$967	$(183)

Per share data (as adjusted for share distributions):
Net investment income (loss)—basic and diluted(2)	$0.33	$0.16	$(8.15)

Net increase (decrease) in net assets resulting from operations—basic and diluted(2)	$1.38	$0.23	$(8.15)

Distributions declared(3)	$0.63	$0.28	$—

Balance sheet data:
Total assets	$829,494	$112,732	$200

Credit facility payable	$185,232	$20,518	$—

Total net assets	$602,889	$67,685	$200

Other data:
Total return(4)	14.07%	1.23%	—
Number of portfolio company investments at period end	64	21	—
Total portfolio investments for the period	$826,011	$95,199	$—
Proceeds from sales and prepayments of investments for the period	$244,192	$3,564	$—

(1)
We formally commenced operations on July 18, 2011. Prior to such date, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company.

(2)
The per share data was derived by using the weighted average shares outstanding during the applicable period.

(3)
The per share data for distributions reflects the actual amount of distributions paid per share (as adjusted for share distributions) during the applicable period.

(4)
The 2012 total return was calculated by taking the net asset value per share as of December 31, 2012, adding the cash distributions per share which were declared during the calendar year (as adjusted for share distributions) and dividing the total by the net asset value per share on December 31, 2011. The 2011 total return is based on an initial investment at $8.91 per share, which represents the initial offering price per share, net of sales commissions and dealer manager fees, after taking into account the share distribution to shareholders described in "Distributions." The 2011 total return was calculated by taking the net asset value per share as of December 31, 2011, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share at the beginning of the period. The total return does not consider the effect of the sales load from the sale of our common shares. The total return includes the effect of the issuance of common shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of our future total return, which may be greater or less than the return shown in the table due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return as calculated above represents the total return on our investment portfolio during such period and is calculated in accordance with U.S. generally accepted accounting principles, or GAAP. These return figures do not represent an actual return to shareholders.

 RISK FACTORS

        Investing in our common shares involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common shares could decline, and you may lose all or part of your investment.

Risks Related to an Investment in Our Common Shares

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer common shares than anticipated if our board of trustees determines to increase the offering price to comply with the requirement that we avoid selling common shares below our net asset value per share.

        The purchase price at which you purchase common shares will be determined at each semi-monthly closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our common shares. As a result, in the event of an increase in our net asset value per share, your purchase price may be higher than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of common shares than if you had subscribed at the prior semi-monthly closing price. See "Determination of Net Asset Value."

We are a relatively new company and have a limited operating history.

        We were formed on September 16, 2010 and commenced operations on July 18, 2011 after satisfying the minimum offering requirement of selling, in aggregate, $2.5 million in common shares to persons not affiliated with us or FS Advisor. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of our common shares could decline substantially.

As a new company with relatively few investments, our continuous public offering may be deemed to be a "blind pool" offering. An investor may not have the opportunity to evaluate historical data or assess investments prior to purchasing our common shares.

        Other than those investments currently reflected in our portfolio, none of us, FS Advisor or GSO has generally identified, made or contracted to make investments on our behalf with the proceeds from our continuous public offering. As a result, an investor will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning future investments we make using the proceeds from our continuous public offering prior to making a decision to purchase our common shares. An investor must rely on FS Advisor and GSO to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments rather than evaluating our investments in advance of purchasing our common shares. Because investors are not able to evaluate all of our investments in advance of purchasing our common shares, our public offering may entail more risk than other types of offerings. This additional risk may hinder an investor's ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

If we are unable to raise substantial funds in our ongoing, continuous "best efforts" public offering, we will be limited in the number and type of investments we may make, and the value of an investment in us may be reduced in the event our assets under-perform.

        Our continuous offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our common shares and have no firm commitment or obligation to purchase any of the common shares. To the extent that less than the maximum number of common shares is subscribed for, the opportunity for the allocation of our investments among various issuers and industries may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses over a smaller capital base.

Our common shares are not listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, shareholders will have limited liquidity and may not receive a full return of invested capital upon selling common shares.

        Our common shares are illiquid assets for which there is not a secondary market and it is not expected that any will develop in the foreseeable future. There can be no assurance that we will complete a liquidity event. A liquidity event could include (1) a listing of our common shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company.

        In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

        If our common shares are listed, we cannot assure you that a public trading market will develop. In addition, a liquidity event involving a listing of our common shares on a national securities exchange may include certain restrictions on the ability of shareholders to sell their common shares. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her common shares.

        A liquidity event could include (1) a listing of our common shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company. However, there can be no assurance that we will complete a liquidity event by a specified date or at all. If we do not successfully complete a liquidity event, liquidity for an investor's common shares will be limited to our share repurchase program, which we have no obligation to maintain.

The dealer manager in our continuous offering may be unable to sell a sufficient number of common shares for us to achieve our investment objectives.

        The dealer manager for our continuous public offering is FS2 Capital Partners, LLC, or our dealer manager. There is no assurance that it will be able to sell a sufficient number of common shares to allow us to have adequate funds to purchase a portfolio of investments allocated among various issuers and industries and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objectives, and you could lose some or all of the value of your investment.

Because the dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a shareholder.

        The dealer manager is one of our affiliates. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of our offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering.

Our ability to successfully conduct our continuous offering depends, in part, on the ability of the dealer manager to establish, operate and maintain a network of broker-dealers.

        The success of our continuous public offering, and correspondingly our ability to implement our business strategy, depends upon the ability of the dealer manager to establish, operate and maintain a network of licensed securities broker-dealers and other agents to sell our common shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our continuous public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Only a limited number of common shares may be repurchased pursuant to our share repurchase program and, to the extent you are able to sell your common shares under our share repurchase program, you may not be able to recover the amount of your investment in those shares.

        Our share repurchase program includes numerous restrictions that limit your ability to sell your common shares. We intend to limit the number of common shares repurchased pursuant to our share repurchase program as follows: (1) we currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the sale of our common shares under our distribution reinvestment plan, although at the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares; (2) we intend to limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each calendar quarter (though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above); (3) unless you tender all of your common shares, you must tender at least 25% of the number of common shares you have purchased and generally must maintain a minimum balance of $5,000 subsequent to submitting a portion of your common shares for repurchase by us; and (4) to the extent that the number of common shares tendered for repurchase exceeds the number of common shares that we are able to purchase, we will repurchase common shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase common shares if the repurchase would violate the restrictions on distributions under federal law or Delaware law, which prohibits distributions that would cause a trust to fail to meet statutory tests of solvency. Any of the foregoing limitations may prevent us from accommodating all repurchase requests made in any year. For example, our affiliate, FS Investment Corporation, commenced a share repurchase program in March 2010 with substantially similar terms as our share repurchase program. Because FS Investment Corporation had relatively few shares outstanding during the first year of its operations, the limitation described in clause (2) above resulted in fewer than all of the tendered shares being repurchased in two tender offers conducted by FS Investment Corporation in 2010.

        In addition, our board of trustees may amend, suspend or terminate the share repurchase program upon 30 days' notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your common shares, to suspend the share repurchase program and to cease repurchases. Further, the share repurchase program has many limitations and should not be relied upon as a method to sell common shares promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

        When we make quarterly repurchase offers pursuant to our share repurchase program, we may offer to repurchase common shares at a price that is lower than the price that investors paid for common shares in our offering. As a result, to the extent investors have the ability to sell their common shares to us as part of our share repurchase program, the price at which an investor may sell common shares, which will be 90% of the offering price in effect on the date of repurchase, may be lower than what an investor paid in connection with the purchase of common shares in our offering.

        In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell common shares to us as part of our share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our common shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

        Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

        In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with FS Advisor or GSO in transactions originated by FS Advisor or GSO or their respective affiliates unless we first obtain an exemptive order from the SEC or co-invest alongside FS Advisor or GSO or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FS Advisor, GSO and their respective affiliates, as applicable. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FS Advisor and its affiliates, including FS Investment Corporation and FS Investment Corporation II. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will continue to be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

        Prior to investing in securities of portfolio companies, we will invest the net proceeds of our continuous public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objectives may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

        We may fund distributions from the uninvested proceeds of our continuous public offering and borrowings, and we have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make any such distributions. We have paid and may continue to pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from the proceeds of our continuous public offering or from borrowings could reduce the amount of capital we ultimately invest in our portfolio companies.

A shareholder's interest in us will be diluted if we issue additional common shares, which could reduce the overall value of an investment in us.

        Our investors do not have preemptive rights to any common shares we issue in the future. Our declaration of trust authorizes us to issue 450,000,000 common shares. Pursuant to our declaration of trust, a majority of our entire board of trustees may amend our declaration of trust to increase the number of authorized common shares without shareholder approval. After an investor purchases common shares, our board of trustees may elect to sell additional common shares in the future, issue equity interests in private offerings or issue share-based awards to our independent trustees or employees of FS Advisor. To the extent we issue additional equity interests after an investor purchases our common shares, an investor's percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of his or her common shares.

Certain provisions of our declaration of trust and bylaws could deter takeover attempts and have an adverse impact on the value of our common shares.

        Our declaration of trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our board of trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; and our board of trustees may, without shareholder action, amend our declaration of trust to increase the number of our common shares, of any class or series, that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common shares the opportunity to realize a premium over the value of our common shares.

Risks Related to Our Business and Structure

Our board of trustees may change our investment policy by providing our shareholders with 60 days prior notice, or may modify or waive our current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may be changed by our board of trustees if we provide our shareholders with at least 60 days' prior notice. In addition, our board of trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our investment policy, current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our common shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from our continuous public offering in ways with which investors may not agree or for purposes other than those contemplated at the time of our continuous public offering. Finally, since our common shares are not expected to be listed on a national securities exchange for the foreseeable future, you will be limited in your ability to sell your common shares in response to any changes in our investment policy, operating policies, investment criteria or strategies.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of our syndicated loan portfolio, reducing our net asset value through increased net unrealized depreciation.

        Prior to the onset of the financial crisis, collateralized loan obligations, or CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. This pervasive forced selling and the resultant price declines eliminated or significantly impaired many of our leveraged competitors for investment opportunities, especially those having built their investment portfolios prior to the financial crisis.

        Conditions in the large corporate leveraged loan market may deteriorate again, which may cause pricing levels to decline. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of our syndicated loans, which could have a material adverse impact on our business, financial condition and results of operations.

Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and has yet to fully recover.

        Beginning in the third quarter of 2007, global credit and other financial markets suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

        Economic activity remains subdued as unemployment rates remain high. Despite this, corporate interest rate risk premiums, otherwise known as credit spreads, have declined significantly. However, deterioration of economic and market conditions in the future could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

        In August 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the U.S. from "AAA" to "AA+". In June 2012, Standard & Poor's Ratings Services affirmed this "AA+" rating, but maintained a negative outlook on the long-term rating for the U.S., reflecting the view of Standard & Poor's Ratings Services that this rating could be lowered by 2014 as a result of the U.S. sovereign credit risks. In January 2012, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, Standard & Poor's Ratings Services further lowered its long-term sovereign credit rating for Spain. Recent U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of the August 2011 downgrade or any further downgrade to the U.S. government's sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from the August 2011 downgrade or any further downgrade of the U.S. government's sovereign credit rating or the economic crisis in Europe could have a material adverse effect on our business, financial condition and results of operations.

Our ability to achieve our investment objectives depends on FS Advisor's and GSO's ability to manage and support our investment process. If either FS Advisor or GSO were to lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.

        Since we have no employees, we depend on the investment expertise, skill and network of business contacts of FS Advisor and GSO. FS Advisor, with the assistance of GSO, evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of FS Advisor and its senior management team. The departure of any members of FS Advisor's senior management team could have a material adverse effect on our ability to achieve our investment objectives. Likewise, the departure of any key employees of GSO may impact its ability to render services to us under the terms of its sub-advisory agreement with FS Advisor.

        Our ability to achieve our investment objectives depends on FS Advisor's ability, with the assistance of GSO, to identify, analyze, invest in, finance and monitor companies that meet our investment criteria. FS Advisor's capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, FS Advisor may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. FS Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

        In addition, both the investment advisory and administrative services agreement and the sub-advisory agreement that FS Advisor has entered into with GSO have termination provisions that allow the parties to terminate the agreements without penalty. The investment advisory and administrative services agreement may be terminated at any time, without penalty, by FS Advisor, upon 120 days' notice to us. The sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice by GSO or, if our board of trustees or the holders of a majority of our outstanding voting securities determine that the sub-advisory agreement with GSO should be terminated, by FS Advisor. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace FS Advisor or for FS Advisor to replace GSO. Furthermore, the termination of either of these agreements may adversely impact the terms of any financing facility into which we may enter, which could have a material adverse effect on our business and financial condition.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of FS Advisor and GSO to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

        If FS Advisor or GSO fails to maintain its existing relationships with private equity sponsors, investment banks and commercial banks on which we rely to provide us with potential investment opportunities or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom FS Advisor and GSO have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

        We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and CLO funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in mid-sized private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

A significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our board of trustees and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

        Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of trustees. There is not a public market for the securities of the privately-held companies in which we invest. Many of our investments are not publicly traded or actively traded on a secondary market but are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we value these securities quarterly at fair value as determined in good faith by our board of trustees.

        Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our common shares may not receive distributions or that our distributions may not grow over time.

        We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of our board of trustees and will depend on our earnings, our net investment income, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of trustees may deem relevant from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. See "Regulation—Senior Securities."

Our distribution proceeds have exceeded and in the future may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes, which will lower your tax basis in your common shares.

        In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your common shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FS Advisor.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

        Our board of trustees may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire FS Advisor's assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and our common shares. The payment of such consideration could result in dilution of your interest in us and could reduce the earnings per share attributable to your investment.

        In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to FS Advisor under the investment advisory and administrative services agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that are being paid by FS Advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants. These awards would decrease net income and may further dilute an investment in us. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to FS Advisor, our earnings per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our shareholders and the value of our common shares. As we are currently organized, we do not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims and other employee-related liabilities and grievances.

        If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, individuals employed by FS Advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from effectively managing our investments.

        Internalization transactions have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending such claims, which would reduce the amount of funds we have available for investment in targeted assets.

Changes in laws or regulations governing our operations or the operations of our business partners may adversely affect our business or cause us to alter our business strategy.

        We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect. Changes in laws or regulations governing the operations of those with whom we do business, including selected broker-dealers selling our common shares, could also have a material adverse effect on our business, financial condition and results of operations.

        In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of FS Advisor and GSO to other types of investments in which FS Advisor and GSO may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

        As a public company, we are subject to regulations not applicable to private companies, including provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis, to evaluate and disclose changes in our internal control over financial reporting. As a newly-formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management's time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

The impact of recent financial reform legislation on us is uncertain.

        In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

        We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Risks Related to FS Advisor and Its Affiliates

FS Advisor has limited prior experience managing a BDC or a RIC.

        While FS Advisor's management team consists of the same personnel that form the investment and operations team of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation, and FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II, and members of the management team have extensive experience investing in Energy companies, FS Advisor has limited prior experience managing a BDC or a RIC and has limited experience investing in Energy companies. Therefore, FS Advisor may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our common shares may entail more risk than the shares of a comparable company with a substantial operating history.

        The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly-traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or a RIC or could force us to pay unexpected taxes and penalties, which could be material. FS Advisor's limited experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

FS Advisor and its affiliates, including our officers and some of our trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

        FS Advisor and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and FS Advisor to earn increased asset management fees. In addition, the decision to utilize leverage has increased our assets and, as a result, has increased the amount of management fees payable to FS Advisor.

We may be obligated to pay FS Advisor incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

        Our investment advisory and administrative services agreement entitles FS Advisor to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay FS Advisor incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

        Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. FS Advisor is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

There may be conflicts of interest related to obligations FS Advisor's and GSO's senior management and investment teams have to our affiliates and to other clients.

        The members of the senior management and investment teams of both FS Advisor and GSO serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. For example, the officers, managers and other personnel of FS Advisor also serve in similar capacities for FB Income Advisor, LLC and FSIC II Advisor, LLC, the investment advisers to FS Investment Corporation and FS Investment Corporation II, respectively. In serving in these multiple and other capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, we rely on FS Advisor to manage our day-to-day activities and to implement our investment strategy. FS Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FS Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of FB Income Advisor, LLC, FS Investment Corporation, FSIC II Advisor, LLC and FS Investment Corporation II. FS Advisor and its employees will devote only as much of its or their time to our business as FS Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

        Furthermore, GSO, on which FS Advisor relies to assist it in identifying investment opportunities and making investment recommendations, has similar conflicts of interest. GDFM, a subsidiary of GSO, serves as investment sub-adviser to FS Investment Corporation and FS Investment Corporation II. GSO, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GSO and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GSO. Also, in connection with such business activities, GSO and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GSO, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of GSO and its affiliates.

The time and resources that individuals employed by FS Advisor and GSO devote to us may be diverted, and we may face additional competition due to the fact that individuals employed by FS Advisor and GSO are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

        Neither FS Advisor nor GSO, or individuals employed by FS Advisor or GSO, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. If we are able to obtain exemptive relief from the SEC, we also intend to co-invest with FS Advisor and its affiliates. There is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we could be limited in our ability to invest in certain portfolio companies in which our affiliates, including FB Income Advisor, LLC, FS Investment Corporation, FSIC II Advisor, LLC and FS Investment Corporation II, are investing or are invested. Because we are not seeking exemptive relief to engage in co-investment transactions with GSO and its affiliates, even if we are able to receive exemptive relief, we will be unable to participate in certain transactions originated by GSO, GDFM or any of their affiliates unless otherwise permitted by the 1940 Act and the rules and regulations promulgated thereunder. Affiliates of GSO, whose primary businesses include the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GSO have no obligation to make their originated investment opportunities available to GSO or to us.

Our incentive fee may induce FS Advisor to make, and GSO to recommend, speculative investments.

        The incentive fee payable by us to FS Advisor may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to FS Advisor is determined may encourage it to use leverage to increase the return on our investments. In addition, the fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage FS Advisor to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common shares. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns. In addition, since GSO will receive a portion of the advisory fees paid to FS Advisor, GSO may have an incentive to recommend investments that are riskier or more speculative.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

        As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of such acquisition, at least 70% of our total assets are qualifying assets. See "Regulation." Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

        If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

        As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue "senior securities," as defined in the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to issue equity continuously at a rate more frequent than our privately owned competitors, which may lead to greater shareholder dilution.

        We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

        Under the 1940 Act, we generally are prohibited from issuing or selling our common shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common shares, or warrants, options or rights to acquire our common shares, at a price below the current net asset value of the common shares if our board of trustees and independent trustees determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders as well as those shareholders that are not affiliated with us approve such sale.

Our ability to enter into transactions with our affiliates is restricted.

        We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of trustees. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of trustees and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or trustees or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by FS Advisor without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

        The net proceeds from the sale of common shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to allocate our portfolio among various issuers and industries and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

        Our investments in senior and subordinated debt, select equity investments and other investments issued by private Energy companies may be risky.

        Senior Debt.    There is a risk that any collateral pledged by portfolio companies securing our senior debt may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company's subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under-collateralized involve a greater risk of loss. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the senior debt's terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

        Subordinated Debt.    Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

        Equity Investments.    We expect to make select equity investments in income-oriented preferred or common equity interests, which may include interests in MLPs. In addition, when we invest in senior secured loans and notes or subordinated debt, we may acquire warrants to purchase equity securities. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

        Net Profits Interests, Royalty Interests, Volumetric Production Payments, or VPPs.    We may invest in energy-specific non-operating investments including net profits interests, royalty interests or VPPs. Net profits interests and royalty interests are contractual agreements whereby the holders of such interests are entitled to a portion of the mineral production, or proceeds therefrom. A VPP is a type of structured investment whereby the owner sells a specific volume of production in a field or property to an investor and the investor receives a specific quota of production on a monthly basis in either raw output or proceeds therefrom. We will not have any operational control over these investments and our receipt of payments is contingent on the producer's ability to meet its supply obligations, which can make these types of investments highly speculative.

        Non-U.S. Securities.    We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Since non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

        In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

        Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

        If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or in instances where we exercise control over the borrower or render significant managerial assistance.

We generally will not control our portfolio companies.

        We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are exposed to risks associated with changes in interest rates.

        We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.

We may enter into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

        EP Investments LLC, or EP Investments, our wholly-owned, special purpose financing subsidiary, has entered into a TRS with Citibank, N.A., or Citibank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap" for a more detailed discussion of the terms of the TRS between EP Investments and Citibank.

        A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

        The TRS with Citibank enables us, through our ownership of EP Investments, to obtain the economic benefit of owning the assets subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to EP Investments borrowing funds to acquire assets and incurring interest expense to a lender.

        The TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the assets underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant.

        A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In the case of the TRS with Citibank, EP Investments is required to post cash collateral amounts to secure its obligations to Citibank under the TRS. Citibank, however, is not required to collateralize any of its obligations to EP Investments under the TRS. EP Investments bears the risk of depreciation with respect to the value of the assets underlying the TRS and is required under the terms of the TRS to post additional collateral on a dollar-for-dollar basis in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral required to be posted by EP Investments is determined primarily on the basis of the aggregate value of the underlying assets.

        The limit on the additional collateral that EP Investments may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the assets underlying the TRS and the amount of cash collateral already posted by EP Investments (determined without consideration of the initial cash collateral posted for each asset included in the TRS). EP Investments' maximum liability under the TRS is the amount of any decline in the aggregate value of the assets subject to the TRS, less the amount of the cash collateral previously posted by EP Investments. Therefore, the absolute risk of loss with respect to the TRS is the notional amount of the TRS.

        In addition to customary events of default and termination events, the agreements between EP Investments and Citibank which collectively establish the TRS, or the TRS Agreement, contain the following termination events: (a) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (b) a default by EP Investments or us with respect to indebtedness in an amount equal to or greater than the lesser of $10.0 million and 2% of our net asset value at such time; (c) a merger of EP Investments or us meeting certain criteria; (d) either us or EP Investments amending its constituent documents in a manner that has or could reasonably be expected to have a material adverse effect; (e) our ceasing to be the sole owner of EP Investments; (f) our ceasing to be the investment manager of EP Investments or having authority to enter into transactions under the TRS on behalf of EP Investments, and not being replaced by an entity reasonably acceptable to Citibank; (g) FS Advisor ceasing to be our investment adviser or GSO ceasing to be the sub-adviser to FS Advisor; (h) EP Investments failing to comply with its investment strategies or restrictions to the extent such non-compliance has or could reasonably be expected to have a material adverse effect; (i) EP Investments becoming liable in respect of any obligation for borrowed money, other than arising under the TRS Agreement; (j) we dissolve or liquidate; (k) there occurs, without the prior consent of Citibank, any material change to or departure from our policies or the policies of EP Investments that may not be changed without the vote of our shareholders and that relates to EP Investments' performance of its obligations under the TRS Agreement; and (l) we violate certain provisions of the 1940 Act or our election to be regulated as a BDC is revoked or withdrawn. In addition, Citibank may terminate any specific asset underlying the TRS that fails to satisfy the obligation criteria set forth in the TRS Agreement for at least 30 days.

        In addition to the rights of Citibank to terminate the TRS following an event of default or termination event as described above, Citibank may terminate the TRS on or after May 11, 2013. EP Investments may terminate the TRS, in whole or in part with respect to any asset subject to the TRS, at any time upon providing no more than 30 days, and no less than 7 days, prior notice to Citibank. Upon any termination of the TRS, EP Investments will be required to pay Citibank the amount of any decline in the aggregate value of the assets subject to the TRS or, alternatively, will be entitled to receive the amount of any appreciation in the aggregate value of such assets. In the event that Citibank chooses to exercise its termination rights, it is possible that EP Investments will owe more to Citibank or, alternatively, will be entitled to receive less from Citibank than it would have if EP Investments controlled the timing of such termination due to the existence of adverse market conditions at the time of such termination.

        In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See "—Risks Related to Debt Financing" below.

Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

        Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against such company's remaining assets, if any.

        The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

        Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing our first lien or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and net asset value. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

A covenant breach by our portfolio companies may harm our operating results.

        A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

        Investments in middle market companies involve some of the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that they:

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  may have limited financial resources and may be unable to meet their obligations under their debt and equity securities that we hold, which may be accompanied by a deterioration in the value of any collateral pledged under such securities and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

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  have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

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  are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

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  generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, trustees and members of FS Advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

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  may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

        Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We may also be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may be unable to exercise any put rights we acquire which grant us the right to sell our equity securities back to the portfolio company for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

        Our investments are primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their debt and equity securities that we hold. Second, the investments themselves often may be illiquid. The securities of many of the companies in which we invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FS Advisor and/or GSO to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

A lack of liquidity in certain of our investments may adversely affect our business.

        We invest in certain companies whose securities are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors, and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

        We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Energy Company Risks

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. The revenues, income (or losses) and valuations of Energy companies can fluctuate suddenly and dramatically due to a number of factors.

Because our investment policy is to invest at least 80% of our total assets in securities of Energy companies, our portfolio will not be well allocated among various industries.

        Our investment policy is to invest at least 80% of our total assets in securities of Energy companies. As there can be a correlation in the valuation of the securities in our portfolio, a decline in value of the securities of one company may be accompanied by a decline in the valuations of the securities of other companies within the Energy industry that we may hold in our portfolio. A decline in value of the securities of such issuers or a downturn in the Energy sector might have a more severe impact on us than on an entity that is more broadly allocated among various industries.

An increase or decrease in commodity supply or demand may adversely affect our business.

        A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities, a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution, or a sustained decline in demand for such commodities may adversely impact the financial performance or prospects of Energy companies in which we may invest. Energy companies are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion of natural gas, natural gas liquids, crude oil or coal production, rising interest rates, declines in domestic or foreign production of natural gas, natural gas liquids and crude oil, accidents or catastrophic events and economic conditions, among others.

An increase or decrease in commodity pricing may adversely affect our business.

        The return on our prospective investments in Energy companies will be dependent on the margins received by those companies for the exploration, development, production, gathering, transportation, processing, storing, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power. These margins may fluctuate widely in response to a variety of factors including global and domestic economic conditions, weather conditions, natural disasters, the supply and price of imported energy commodities, the production and storage levels of energy commodities in certain regions or in the world, political instability, terrorist activities, transportation facilities, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices may also make it more difficult for Energy companies in which we may invest to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices.

Cyclicality within the Energy sector may adversely affect our business.

        Industries within the Energy sector are cyclical with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the industries within the Energy sector may lead to volatile changes in commodity prices, which may adversely affect the earnings of Energy companies in which we may invest.

Changes in international, foreign, federal, state or local government regulation may adversely affect our business.

        Energy companies are subject to significant international, foreign, federal, state and local government regulation, including how facilities are constructed, maintained and operated, environmental and safety controls, and the prices they may charge for the products and services they provide. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. For example, many state and federal environmental laws provide for civil penalties as well as regulatory remediation, thus adding to the potential liability an Energy company may face. More extensive laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of Energy companies in which we may invest.

        In particular, changes to laws and increased regulations or enforcement policies as a result of oil spills may adversely affect the financial performance of Energy companies. Additionally, changes to laws and increased regulation or restrictions on the use of hydraulic fracturing may adversely impact the ability of Energy companies to economically develop oil and natural gas resources and, in turn, reduce production for such commodities. Any such changes or increased regulations or policies may adversely affect the performance of Energy companies in which we may invest.

Energy companies are subject to various operational risks.

        Energy companies are subject to various operational risks, such as disruption of operations, mining, drilling or installation accidents, inability to timely and effectively integrate newly acquired assets, unanticipated operation and maintenance expenses, lack of proper asset integrity, underestimated cost projections, inability to renew or increased costs of rights of way, failure to obtain the necessary permits to operate and failure of third-party contractors to perform their contractual obligations. Thus, some Energy companies may be subject to construction risk, acquisition risk or other risks arising from their specific business strategies.

Energy companies that focus on exploration and production are subject to numerous reserve and production related risks.

        Exploration and production businesses are subject to overstatement of the quantities of their reserves based upon any reserve estimates that prove to be inaccurate, the possibility that no commercially productive oil, natural gas or other energy reservoirs will be discovered as a result of drilling or other exploration activities, the curtailment, delay or cancellation of exploration activities as a result of unexpected conditions or miscalculations, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with environmental and other governmental requirements and cost of, or shortages or delays in the availability of, drilling rigs and other exploration equipment, and operational risks and hazards associated with the development of the underlying properties, including natural disasters, blowouts, explosions, fires, leakage of crude oil, natural gas or other resources, mechanical failures, cratering and pollution.

Competition between Energy companies may adversely affect our business.

        The Energy companies in which we may invest face substantial competition in acquiring assets, expanding or constructing assets and facilities, obtaining and retaining customers and contracts, securing trained personnel and operating their assets. Many of their competitors may have superior financial and other resources.

Inability by companies in which we invest to make accretive acquisitions may adversely affect our business.

        The ability of Energy companies in which we may invest to grow and, where applicable, to increase dividends or distributions to their equity holders can be highly dependent on their ability to make acquisitions of infrastructure assets that result in an increase in free cash flow. In the event that such companies are unable to make such accretive acquisitions because they are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, because they are unable to raise financing for such acquisitions on economically acceptable terms, or because they are outbid by competitors, their future growth and ability to make or raise dividends or distributions will be limited and their ability to repay their debt and make payments to preferred equity holders may be weakened. Furthermore, even if these companies do consummate acquisitions that they believe will be accretive, the acquisitions may instead result in a decrease in free cash flow.

A significant accident or event that is not fully insured could adversely affect the operations and financial condition of Energy companies in which we may invest.

        The operations of Energy companies in which we may invest are subject to many hazards inherent in the transporting, processing, storing, distributing, mining, generating or marketing of natural gas, natural gas liquids, crude oil, coal, refined products, power or other commodities, or in the exploring, managing or producing of such commodities, including: damage to pipelines, storage tanks, vessels or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism; inadvertent damage from construction or other equipment; leaks of natural gas, natural gas liquids, crude oil, refined products or other commodities; and fires and explosions. Further, since the September 11th terrorist attacks, the U.S. government has issued warnings that energy assets and facilities, specifically U.S. pipeline infrastructure, may be targeted in future terrorist attacks. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in the curtailment or suspension of their related operations. Not all Energy companies are fully insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect the Energy company's operations and financial condition. In addition, any increased governmental regulation to mitigate such risks (including regulations related to recent oil spills or hydraulic fracturing), could increase insurance premiums and other operating costs for Energy companies in which we may invest.

Energy reserves naturally deplete as they are produced over time and this may adversely affect our business.

        Energy reserves naturally deplete as they are produced over time. Many Energy companies are either engaged in the production of natural gas, natural gas liquids, crude oil or coal, or are engaged in transporting, storing, distributing and processing these items or their derivatives on behalf of shippers. To maintain or grow their revenues, these companies or their customers need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources or through acquisitions. The financial performance of Energy companies in which we may invest may be adversely affected if they, or the companies to whom they provide services, are unable to cost-effectively acquire additional reserves sufficient to replace the depleted reserves. If an Energy company fails to add reserves by acquiring or developing them, its reserves and production will decline over time as the reserves are produced. If an Energy company is not able to raise capital on favorable terms, it may not be able to add to or maintain its reserves.

Infrastructure assets may be the future target of terrorist organizations.

        The terrorist attacks in the United States on September 11, 2001, had a disruptive effect on the economy and the securities markets. United States military and related action in the Middle East and elsewhere could have significant adverse effects on the U.S. economy and the stock market. Uncertainty surrounding military strikes or actions or a sustained military campaign may affect an Energy company's operations in unpredictable ways, including disruptions of fuel supplies and markets, and infrastructure assets could be direct targets, or indirect casualties, of an act of terror. The U.S. government has issued warnings that infrastructure assets, specifically the United States' pipeline infrastructure, may be the future target of terrorist organizations. In addition, changes in the insurance markets have made certain types of insurance more difficult, if not impossible, to obtain and have generally resulted in increased premium costs.

Certain Energy companies are dependent on their parents or sponsors for a majority of their revenues and may be subject to affiliate party risk.

        Certain Energy companies in which we may invest are dependent on their parents or sponsors for a majority of their revenues. Any failure by an Energy company's parent or sponsor to satisfy its payments or obligations would impact the Energy company's revenues and cash flows and ability to make distributions.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, may adversely affect the businesses in which we invest.

        Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, boycotts and government inspections or requisitioning of vessels. These types of events could impact the delivery of commodities or impact pricing of commodities.

Risks Related to our Investments in MLPs

        An investment in MLP units involves certain risks which differ from an investment in the common stock of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units. See "Risk Factors—Federal Income Tax Risks."

An MLP's cash flow, and consequently its distributions, are subject to operational and general energy industry risks, which may result in disparate quarterly distributions.

        A portion of the cash flow received by us may be derived from investments in the equity securities of MLPs. The amount of cash that an MLP has available for distributions and the tax character of such distributions depends upon the amount of cash generated by the MLP's operations. Cash available for distribution will vary from quarter to quarter and is largely dependent on factors affecting the MLP's operations and factors affecting the Energy industry in general. In addition to the risk factors described above, other factors which may reduce the amount of cash an MLP has available for distribution in a given quarter include increased operating costs, maintenance capital expenditures, acquisition costs, expansion, construction or exploration costs and borrowing costs.

Investments in MLPs may have limited liquidity.

        Although common units of some MLPs may trade on public exchanges, certain of these securities may trade less frequently, particularly those with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. As a result, these securities may be difficult to dispose of at a fair price at the times when we believe it is desirable to do so. These securities are also more difficult to value, and our judgment as to value will often be given greater weight than market quotations, if any exist. Investment of our capital in securities that are less actively traded, or over time experience decreased trading volume, may restrict our ability to take advantage of other market opportunities. In addition, many MLP units are privately held.

Investments in MLPs are susceptible to interest rate fluctuation risks.

        Interest rate risk is the risk that securities will decline in value because of changes in market interest rates. The yields of equity and debt securities of MLPs are susceptible in the short-term to fluctuations in interest rates and, like treasury bonds, the prices of these securities typically decline when interest rates rise. Accordingly, our net asset value may be impacted by an increase in interest rates. Further, rising interest rates could adversely impact the financial performance of MLPs in which we invest by increasing their costs of capital. This may reduce their ability to execute acquisitions or expansion projects in a cost-effective manner.

Our investments in MLPs may be subject to additional fees and expenses, including management and incentive fees, and, as a result, our investments in MLPs may achieve a lower rate of return than our other investments.

        MLPs are subject to additional fees, some of which are paid regardless of the performance of its assets. We will pay certain management fees to the adviser entity of any MLP in which we invest. FS Advisor will also earn its base management fee from us based on our gross assets, including our investment in any such MLP; therefore, we will be paying both FS Advisor's base management fee and any management fees charged by an MLP. As a result, our investment returns attributable to MLPs in which we invest may be lower than other investments we select. In addition, because the fees received by an MLP adviser are typically based on the managed assets of the MLP, including the proceeds of any leverage it may incur, the MLP adviser has a financial incentive to utilize leverage, which may create a conflict of interest between the MLP adviser and us as a shareholder in the MLP.

Risks Related to Debt Financing

The agreements governing FSEP Term Funding, LLC's credit facility contain various covenants which, if not complied with, could accelerate repayment under the credit facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our shareholders.

        Our wholly-owned financing subsidiary, FSEP Term Funding, LLC, or FSEP Funding, has entered into a credit facility, or the credit facility, with Deutsche Bank. The agreements governing the credit facility contain default provisions such as: (a) the failure to make principal payments when due or interest payments within three business days of when due; (b) borrowings under the credit facility exceeding the applicable advance rates; (c) the purchase by FSEP Funding of certain ineligible assets; (d) the insolvency or bankruptcy of us or FSEP Funding; (e) our ceasing to act as investment manager of FSEP Funding's assets; (f) the decline of our net asset value below a specified threshold; and (g) fraud or other illicit acts by us or FS Advisor or GSO in our or its investment advisory capacities. An event of default under the credit facility would result, among other things, in the termination of the availability of further funds under the credit facility and an accelerated maturity date for all amounts outstanding under the credit facility. This could disrupt our business, reduce our revenues and, by delaying any dividends allowed to us under the credit facility until the lender has been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business, make distribution payments to our shareholders and maintain our status as a RIC.

        The agreements governing the credit facility also require FSEP Funding to comply with certain operational covenants. These covenants require FSEP Funding to, among other things, maintain eligible assets with an aggregate value equal to or exceeding a specified multiple of the borrowings under the credit facility. The occurrence of certain "Super-Collateralization Events" results in an increase of the minimum aggregate value of eligible assets that FSEP Funding is required to maintain. Super-Collateralization Events include, without limitation: (i) certain key employees ceasing to be directors, principals, officers or investment managers of GSO; (ii) the bankruptcy or insolvency of GSO or FS Advisor; (iii) GSO ceasing to act as our sub-adviser or FS Advisor ceasing to act as our investment adviser; (iv) our ceasing to act as FSEP Funding's investment manager, becoming bankrupt or insolvent, defaulting in certain material agreements or failing to maintain a net asset value above a specified threshold; and (v) us, GSO or FS Advisor committing fraud or other illicit acts in our or its investment advisory capacities. A decline in the value of assets owned by FSEP Funding or the occurrence of a Super-Collateralization Event under the credit facility could result in us being required to contribute additional assets to FSEP Funding, which would likely disrupt our business and impact our ability to meet our investment objectives and pay distributions to our shareholders.

        The failure to meet collateral requirements under the credit facility or the occurrence of any other event of default which results in the termination of the credit facility may force FSEP Funding or us to liquidate positions at a time and/or at a price which is disadvantageous to us and could result in losses. In addition, upon the occurrence of an event of default under the credit facility, Deutsche Bank would have the right to the assets pledged as collateral supporting the amounts outstanding under the credit facility and could sell such assets in order to satisfy amounts due under the credit facility.

        Each borrowing under the credit facility is subject to the satisfaction of certain conditions. We cannot assure shareholders that FSEP Funding will be able to borrow funds under the credit facility at any particular time or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Credit Facility" for a more detailed discussion of the terms of the credit facility.

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

        The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common shares. If the value of our assets increases, leverage would cause the net asset value attributable to our common shares to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common share distribution payments. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to FS Advisor.

        At December 31, 2012, we had approximately $185.2 million of indebtedness outstanding under FSEP Funding's credit facility with Deutsche Bank.

        Illustration.    The following table illustrates the effect of leverage on returns from an investment in our common shares assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $1,262.2 million in total assets, (ii) a weighted average cost of funds of 2.35%, (iii) $240.0 million in debt outstanding (i.e., assumes that the full $240.0 million available to us under FSEP Funding's credit facility with Deutsche Bank is outstanding) and (iv) $1,022.2 million in shareholders' equity. In order to compute the "Corresponding return to shareholders," the "Assumed Return on Our Portfolio (net of expenses)" is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to shareholders. The return available to shareholders is then divided by our shareholders' equity to determine the "Corresponding return to shareholders." Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to shareholders	-12.90%	-6.73%	-0.55%	5.62%	11.80%

        Similarly, assuming (i) $1,262.2 million in total assets, (ii) a weighted average cost of funds of 2.35%, and (iii) $240.0 million in debt outstanding (i.e., assumes that the full $240.0 million available to us under FSEP Funding's credit facility with Deutsche Bank is outstanding), our assets would need to yield an annual return (net of expenses) of approximately 0.45% in order to cover the annual interest payments on our outstanding debt.

Changes in interest rates may affect our cost of capital and net investment income.

        Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

        A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to FS Advisor with respect to pre-incentive fee net investment income. See "Investment Advisory and Administrative Services Agreement."

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

        To qualify for and maintain RIC tax treatment under Subchapter M of the Code, we must meet the following annual distribution, income source and asset diversification requirements. See "Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company."

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  The annual distribution requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

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  The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of securities or similar sources.

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  The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships." Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

        If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

        For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with paid-in-kind, or PIK, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

        Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see "Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company."

We may be adversely affected if an MLP or other non-corporate business structure in which we invest is treated as a corporation, rather than a partnership, for federal income tax purposes.

        Our ability to meet our investment objectives will depend on the level of taxable income and distributions and dividends we receive from the MLPs and other Energy company securities in which we may invest, a factor over which we have no control. The benefit we derive from an investment in MLPs is largely dependent on the MLPs being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP's business, an MLP is treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution would be reduced and distributions received by us would be taxed under federal income tax laws applicable to corporate distributions (as dividend income, return of capital or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to us, likely causing a reduction in the value of our common shares.

We may be adversely affected if an MLP or other non-corporate business structure in which we invest is unable to take advantage of certain tax deductions for federal income tax purposes and our income from investments in MLPs may exceed the cash received from such investments.

        As a limited partner in the MLPs in which we seek to invest, we will receive our share of income, gains, losses, deductions and credits from those MLPs. Historically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has been significantly lower than cash distributions paid by MLPs. We will incur a current tax liability on our share of an MLP's income and gains that is not offset by tax deductions, losses, and credits, or our net operating loss carryforwards, if any. The percentage of an MLP's income and gains which is offset by tax deductions, losses, and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in our portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in an increase in our net ordinary income that we are required to distribute to shareholders to maintain our status as a RIC and to eliminate our liability for federal income tax. If our income from our investments in MLPs exceeds the cash distributions received from such investments, we may need to obtain cash from other sources in order to satisfy such distribution requirements. If we are unable to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and become subject to corporate-level federal income tax. We may also recognize gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such gain may need to be distributed or deemed distributed in order to avoid liability for corporate-level federal income taxes on such gain. See "Material U.S. Federal Income Tax Considerations."

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

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  our future operating results;

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  our business prospects and the prospects of our portfolio companies;

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  the impact of the investments that we expect to make;

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  the ability of our portfolio companies to achieve their objectives;

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  our current and expected financings and investments;

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  the adequacy of our cash resources, financing sources and working capital;

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  the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

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  our contractual arrangements and relationships with third parties;

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  actual and potential conflicts of interest with FS Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC, FS Investment Corporation, FS Investment Corporation II, GSO or any of their affiliates;

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  the dependence of our future success on the general economy and its effect on the industries in which we invest;

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  our use of financial leverage;

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  the ability of FS Advisor to locate suitable investments for us and to monitor and administer our investments;

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  the ability of FS Advisor or its affiliates to attract and retain highly talented professionals;

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  our ability to maintain our qualification as a RIC and as a BDC;

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  the impact on our business of the Dodd-Frank Act and the rules and regulations issued thereunder;

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  the effect of changes to tax legislation and our tax position; and

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  the tax status of the enterprises in which we invest.

        In addition, words such as "anticipate," "believe," "expect" and "intend" indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in "Risk Factors" and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

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  changes in the economy;

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  risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

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  future changes in laws or regulations and conditions in our operating areas.

        We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

 ESTIMATED USE OF PROCEEDS

        The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell (1) $500,000,000 worth of common shares and (2) the maximum number of common shares registered in this offering, or 150,000,000 common shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common shares and the actual number of common shares we sell in the offering. The table below assumes that common shares are sold at the current offering price of $10.70 per share. Such amount is subject to increase or decrease based upon, among other things, our net asset value per share.

        We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private U.S. companies in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes. Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. There can be no assurance we will be able to sell all the common shares we are registering. If we sell only a portion of the common shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries.

        Pursuant to an expense support and conditional reimbursement agreement, dated as of February 14, 2012, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings. Although Franklin Square Holdings may terminate the expense reimbursement agreement at any time, it has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. In the event that the expense reimbursement agreement is terminated, we may pay distributions from offering proceeds or borrowings. In addition, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to shareholders.

        Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our election to be taxed as a RIC.

        The amounts in this table assume that the full fees and commissions are paid on all of our common shares offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See "Plan of Distribution." The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$500 Million Raised		Maximum Offering
	Amount	%	Amount	%
Gross Proceeds	$500,000,000	100.0%	$1,605,000,000	100.0%
Less:
Selling Commission	35,000,000	7.0%	112,350,000	7.0%
Dealer Manager Fee	15,000,000	3.0%	48,150,000	3.0%
Offering Expenses	7,500,000	1.5%	24,075,000	1.5%

Net Proceeds/Amount Available for Investments	$442,500,000	88.5%	$1,420,425,000	88.5%

 DISTRIBUTIONS

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates, and each shareholder's distributions will begin to accrue on the date we accept each shareholder's subscription for our common shares. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. For example, our board of trustees may periodically declare share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell common shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share.

        We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings that are subject to repayment to it. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses, including through the waiver of certain investment advisory fees by Franklin Square Holdings, that are subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions from being characterized as a return of capital. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees by Franklin Square Holdings are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings continues to make such reimbursements or waivers of such fees. You should also understand that our future repayments of amounts reimbursed or waived by Franklin Square Holdings will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Franklin Square Holdings has no obligation to waive its advisory fees or otherwise reimburse expenses in future periods. For the fiscal year ended December 31, 2012, if Franklin Square Holdings had not reimbursed certain of our expenses, 0% of the distribution rate would have been a return of capital.

        On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FS Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our shareholders.

        Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our shareholders in each quarter, less the sum of our net investment income for tax purposes, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

        Pursuant to the expense reimbursement agreement, we will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to shareholders.

        We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory and administrative services agreement with FS Advisor, we will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

        The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

        From time to time and not less than quarterly, FS Advisor must review our accounts to determine whether cash distributions are appropriate. We intend to distribute pro rata to our shareholders funds received by us which FS Advisor deems unnecessary for us to retain.

        We intend to continue to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless shareholders elect to receive distributions in additional common shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. shareholder. If shareholders hold common shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional common shares under our distribution reinvestment plan.

        In order to qualify as a RIC, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. We can offer no assurance that we will achieve results that will permit us to pay any cash distributions. If we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See "Regulation" and "Material U.S. Federal Income Tax Considerations."

        We declared our first distribution on July 21, 2011. The following table reflects the cash distributions per share that we have declared and paid on our common shares during the years ended December 31, 2011 and 2012 and the year ending December 31, 2013 (through March 31, 2013). Dollar amounts in the table below are presented in thousands, except per share data:

	Distribution
For the Year Ended / Ending December 31,	Per Share	Amount
2011(1)	$0.2837	$1,278
2012(1)	$0.6276	$20,063
2013 (through March 31, 2013)	$0.1617	$12,496

(1)
The per share distributions have been retroactively adjusted, as necessary, to reflect the share distribution declared in February 2012 as discussed below.

        On April 9, 2013, our board of trustees declared a regular semi-monthly cash distribution of $0.026953 per share payable to shareholders of record on April 15, 2013 and a regular semi-monthly cash distribution of $0.027207 per share payable to shareholders of record on April 29, 2013, both of which will be paid on April 30, 2013. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of trustees.

        We have adopted an "opt in" distribution reinvestment plan for our shareholders. As a result, if we make a cash distribution, our shareholders will receive the distribution in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distributions reinvested in additional common shares. See "Distribution Reinvestment Plan."

        The following table reflects the sources of the cash distributions that we have paid on our common shares during the years ended December 31, 2012 and 2011. Dollar amounts in the table below and the paragraph that follows such table are presented in thousands:

	Year Ended December 31,
	2012		2011
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage
Offering proceeds	$—	—	$—	—
Borrowings	—	—	—	—
Net investment income (prior to expense reimbursement)(1)	15,559	77%	485	38%
Capital gains proceeds from the sale of assets	3,162	16%	68	5%
Non-capital gains proceeds from the sale of assets	—	—	—	—
Distributions on account of limited partnership interest	1,342	7%	—	—
Expense reimbursement from sponsor	—	—	725	57%

Total	$20,063	100%	$1,278	100%

(1)
During the year ended December 31, 2012, 93.4% of our gross investment income was attributable to cash interest earned and 6.6% was attributable to non-cash accretion of discount. During the year ended December 31, 2011, 92.5% of our gross investment income was attributable to cash interest earned and 7.5% was attributable to non-cash accretion of discount and PIK interest.

        Our net investment income on a tax-basis for the years ended December 31, 2012 and 2011 was $15,559 and $1,210, respectively. As of December 31, 2012 and 2011, we distributed all of our tax-basis net investment income earned as of December 31, 2012 and 2011, respectively.

        The difference between our GAAP-basis net investment income and our tax-basis net investment income is due to the accrual for GAAP purposes of income on a limited partnership interest, the tax-basis deferral and amortization of organization costs incurred prior to the commencement of our operations, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by us, the inclusion of a portion of the periodic net settlement payments due on the total return swap in tax-basis net investment income and the accretion of discount on the total return swap. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Capital Gains Incentive Fee" for a discussion of the methodology used in calculating the capital gains incentive fee. The following table sets forth a reconciliation between GAAP-basis net investment income and tax-basis net investment income during the years ended December 31, 2012 and 2011. Dollar amounts in the table below and the paragraph that follows such table are presented in thousands:

	Year Ended December 31,
	2012	2011
GAAP-basis net investment income	$10,162	$653
Income on limited partnership interest	(2,537)	—
Tax-basis deferral and amortization of organization costs	(23)	155
Reversal of incentive fee accrual on unrealized gains	5,462	67
Tax-basis net investment income portion of total return swap payments	2,475	308
Accretion of discount on total return swap	20	27

Tax-basis net investment income	$15,559	$1,210

        We may make certain adjustments to the classification of shareholders' equity as a result of permanent book-to-tax differences. During the year ended December 31, 2012 and the period from July 18, 2011 (commencement of operations) through December 31, 2011, we reduced accumulated undistributed net realized gains on investments and total return swap and gain/loss on foreign currency by $2,475 and $308, respectively, and increased accumulated distributions in excess of net investment income by $2,475 and $308, respectively, to reflect the reclassification of a portion of realized gains on the total return swap into tax-basis net investment income. In addition, during the year ended December 31, 2012, we reduced capital in excess of par value by $1,342 to reflect distributions received by us during the year ended December 31, 2012 on account of a limited partnership interest held by us, which amount will be treated as a return of capital for tax purposes.

        The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV.

        The following table reflects the share distribution that we declared on our common shares through April 15, 2013:

Date Declared	Record Date	Distribution Date	Distribution Percentage	Shares Issued
February 14, 2012	February 15, 2012	February 16, 2012	1.0%	106,133

        The purpose of this special share distribution was to maintain a net asset value per share that was below the then-current offering price, after deducting selling commissions and dealer manager fees, as required by the 1940 Act, subject to certain limited exceptions. Our board of trustees determined that our portfolio performance sufficiently warranted taking this action.

        The share distribution increased the number of common shares outstanding, thereby reducing our net asset value per share. However, because the share distribution was issued to all shareholders as of the record date in proportion to their holdings, the reduction in net asset value per share as a result of the share distribution was offset exactly by the increase in the number of common shares owned by each investor. As the overall value to an investor's position was not reduced as a result of the special share distribution, our board of trustees determined that this issuance would not be dilutive to shareholders as of the record date. As the share distribution did not change any shareholder's proportionate interest in us, it did not represent a taxable distribution. Specific tax characteristics of all distributions are reported to shareholders annually on Form 1099-DIV.

        As of December 31, 2012 and 2011, the components of accumulated earnings on a tax-basis were as follows (dollar amounts in the table below, the related note and the paragraph that follows such note are presented in thousands):

	Year Ended December 31,
	2012	2011
Distributable ordinary income net of distributions received on limited partnership interest	$171	$—
Distribution receivable on limited partnership interest	270	—
Incentive fee accrual on unrealized gains	(5,529)	(67)
Unamortized organization costs	(315)	(338)
Net unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency(1)	28,451	(89)

	$23,048	$(494)

(1)
As of December 31, 2012 and 2011, the gross unrealized appreciation on our investments and total return swap and gain on foreign currency was $29,698 and $761, respectively. As of December 31, 2012 and 2011, the gross unrealized depreciation on our investments and loss on foreign currency was $1,247 and $850, respectively.

        The aggregate cost of our investments for federal income tax purposes totaled $675,823 and $91,808 as of December 31, 2012 and 2011, respectively. The aggregate net unrealized appreciation (depreciation) on a tax basis, including our TRS, was $28,451 and $(89) as of December 31, 2012 and 2011, respectively.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The information in this section contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus. Many of the amounts and percentages presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations" have been rounded for convenience of presentation and all dollar amounts are presented in thousands (unless otherwise indicated), except share and per share amounts.

Overview

        We were formed as a Delaware statutory trust under the Delaware Statutory Trust Act on September 16, 2010 and formally commenced operations on July 18, 2011 upon raising gross proceeds in excess of $2,500 from sales of our common shares in our continuous public offering to persons who were not affiliated with us or FS Advisor. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and has elected to be treated for federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company.

        Our investment activities are managed by FS Advisor and supervised by our board of trustees, a majority of whom are independent. Under our investment advisory and administrative services agreement, we have agreed to pay FS Advisor an annual base management fee based on our gross assets as well as incentive fees based on our performance. See "Investment Advisory and Administrative Services Agreement" for a description of the fees to which FS Advisor is entitled. FS Advisor has engaged GSO to act as our investment sub-adviser. GSO assists FS Advisor in identifying investment opportunities and makes investment recommendations for approval by FS Advisor according to guidelines set by FS Advisor.

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. We consider Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change.

        Our investment objectives are to generate current income and long-term capital appreciation. We have identified and intend to focus on the following five investment categories, which we believe will allow us to generate an attractive total return with an acceptable level of risk.

        Originated/Proprietary Transactions:    We intend to leverage our relationship with GSO and their global sourcing and origination platform to identify proprietary investment opportunities. We define proprietary investments as any investment originated or structured specifically for us or made by us that was not generally available to the broader market. Proprietary investments may include both debt and equity components, although we do not expect to make equity investments (other than income-oriented equity investments) independent of having an existing credit relationship. We believe proprietary transactions may offer attractive investment opportunities as they typically offer higher returns than broadly syndicated transactions.

        Anchor Orders:    In addition to proprietary transactions, we will invest in certain opportunities that are originated and then syndicated by a commercial or investment bank but where we provide a capital commitment significantly above the average syndicate participant. Our decision to provide an anchor order to a syndicated transaction is predicated on a rigorous credit analysis, our familiarity with a particular company, Energy industry sub-sector or financial sponsor, and the broader investment experiences of FS Advisor and GSO. In these types of investments, we may receive fees, preferential pricing or other benefits not available to other lenders in return for our significant capital commitment.

        Event Driven:    We intend to take advantage of dislocations that arise in the markets due to an impending event and where the market's apparent expectation of value differs substantially from our fundamental analysis. Such events may include a looming debt maturity or default, a merger, spin-off or other corporate reorganization, an adverse regulatory or legal ruling, or a material contract expiration, any of which may significantly improve or impair a company's financial position. Compared to other investment strategies, event driven investing depends more heavily on our ability to successfully predict the outcome of an individual event rather than on underlying macroeconomic fundamentals. As a result, successful event driven strategies may offer both substantial diversification benefits and the ability to generate performance in uncertain market environments.

        Opportunistic:    We intend to seek to capitalize on market price inefficiencies by investing in loans, bonds and other securities where the market price of such investment reflects a lower value than deemed warranted by our fundamental analysis. We believe that market price inefficiencies may occur due to, among other things, general dislocations in the markets, a misunderstanding by the market of a particular company or an Energy industry sub-sector being out of favor with the broader investment community. We seek to allocate capital to these securities that have been misunderstood or mispriced by the market and where we believe there is an opportunity to earn an attractive return on our investment.

        Broadly Syndicated/Other:    Although our primary focus is to invest in proprietary transactions, in certain circumstances we will also invest in the broadly syndicated loan and high yield markets. Broadly syndicated loans and bonds are generally more liquid than our proprietary investments and provide a complement to our more illiquid proprietary strategies. In addition, and because we typically receive more attractive financing terms on these positions than we do on our less liquid assets, we are able to leverage the broadly syndicated portion of our portfolio in such a way that maximizes the levered return potential of our portfolio.

        Our portfolio is comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately-held Energy companies within the United States. We intend to weight our portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, we expect to invest in primary market transactions and originated investments as this will provide us with the ability to tailor investments to best match a project's or company's needs with our investment objectives. Our portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that we believe will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in MLPs. In connection with certain of our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We expect that the size of our individual investments will generally range between $5 million and $25 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of FS Advisor, subject to oversight by our board of trustees.

Revenues

        The principal measure of our financial performance is net increase in net assets resulting from operations, which includes net investment income, net realized gain on investments, net realized gain on total return swap, net unrealized appreciation and depreciation on investments, net unrealized appreciation and depreciation on total return swap and net unrealized gain and loss on foreign currency. Net investment income is the difference between our income from interest, dividends, fees and other investment income and our operating expenses. Net realized gain on investments is the difference between the proceeds received from dispositions of portfolio investments and their amortized cost. Net realized gain on total return swap is the net monthly settlement payments received on the TRS. Net unrealized appreciation and depreciation on investments is the net change in the fair value of our investment portfolio. Net unrealized appreciation and depreciation on total return swap is the net change in fair value of the TRS. Net unrealized gain and loss on foreign currency is the net change in the value of receivables or accruals due to the impact of foreign currency fluctuations.

        We principally generate revenues in the form of interest income on the debt investments we hold. We also generate revenues in the form of dividends and other distributions on the equity or other securities we hold. In addition, we may generate revenues in the form of commitment, closing, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance, consulting fees and performance-based fees. Any such fees generated in connection with our investments will be recognized as earned.

Expenses

        Our primary operating expenses include the payment of advisory fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing facilities and other expenses necessary for our operations. Our investment advisory fee compensates FS Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FS Advisor is responsible for compensating our investment sub-adviser.

        We reimburse FS Advisor for expenses necessary to perform services related to our administration and operations. Such services include the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FS Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FS Advisor assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

        The amount of the reimbursement payable to FS Advisor is set at the lesser of (1) FS Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FS Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of trustees considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees compares the total amount paid to FS Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FS Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FS Advisor.

        We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

  •
  corporate and organization expenses relating to offerings of our common shares, subject to limitations included in the investment advisory and administrative services agreement;

  •
  the cost of calculating our net asset value, including the cost of any third-party pricing or valuation services;

  •
  the cost of effecting sales and repurchases of our common shares and other securities;

  •
  investment advisory fees;

  •
  fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

  •
  interest payments on our debt or related obligations;

  •
  transfer agent and custodial fees;

  •
  fees and expenses associated with marketing efforts;

  •
  federal and state registration fees;

  •
  federal, state and local taxes;

  •
  annual fees of the Delaware trustee;

  •
  fees and expenses of trustees not also serving in an executive officer capacity for us or FS Advisor;

  •
  costs of proxy statements, shareholders' reports and notices;

  •
  fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;

  •
  direct costs such as printing, mailing, long distance telephone and staff;

  •
  fees and expenses associated with independent audits and outside legal costs;

  •
  costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

  •
  brokerage commissions for the purchase and sale of our investments;

  •
  costs associated with our chief compliance officer; and

  •
  all other expenses incurred by FS Advisor, GSO or us in connection with administering our business, including expenses incurred by FS Advisor or GSO in performing administrative services for us and administrative personnel paid by FS Advisor, to the extent they are not controlling persons of FS Advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Portfolio Investment Activity for the Year Ended December 31, 2012 and for the Period from July 18, 2011
(Commencement of Operations) through December 31, 2011

        During the year ended December 31, 2012, we made investments in portfolio companies totaling $826,011. During the same period, we sold investments for proceeds of $175,782 and received principal repayments of $68,410.

        As of December 31, 2012, our investment portfolio, with a total fair value of $701,172, consisted of interests in 64 portfolio companies (29% in first lien senior secured loans, 10% in second lien senior secured loans, 5% in senior secured bonds, 49% in subordinated debt and 7% in equity/other). The portfolio companies that comprised our portfolio as of such date had an average annual EBITDA of approximately $504.1 million. As of December 31, 2012, the investments in our portfolio were purchased at a weighted average price of 97.6% of par or stated value, as applicable, the weighted average credit rating of the investments in our portfolio that were rated (constituting approximately 86.8% of our portfolio based on the fair value of our investments) was B3 based upon the Moody's scale and our estimated gross annual portfolio yield, prior to leverage, was 9.7% based upon the purchase price of our investments. Our gross annual portfolio yield, prior to leverage, represents the expected yield to be generated by us on our investment portfolio based on the composition of our portfolio as of December 31, 2012. The portfolio yield does not represent an actual investment return to shareholders.

        Based on our regular semi-monthly cash distribution rate of $0.026824 per share as of December 31, 2012 and our public offering price of $10.40 per share as of such date, the annualized distribution rate to shareholders as of December 31, 2012 was 6.19%. The distribution rate to shareholders does not represent an actual investment return to shareholders and may include income, realized capital gains and a return of investors' capital. Our gross annual portfolio yield and distribution rate to shareholders are subject to change and in the future may be greater or less than the rates set forth above. See "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

        During the period from July 18, 2011 through December 31, 2011, we made investments in portfolio companies totaling $95,199. During the same period, we received principal repayments of $3,564.

        As of December 31, 2011, our investment portfolio, with a total fair value of $91,642, consisted of interests in 21 portfolio companies (25% in first lien senior secured loans, 6% in second lien senior secured loans, 5% in senior secured bonds, 39% in subordinated debt and 25% in equity/other). The portfolio companies that comprised our portfolio as of such date had an average annual EBITDA of approximately $374.8 million. As of December 31, 2011, the investments in our portfolio were purchased at a weighted average price of 99.5% of par or stated value, as applicable, the weighted average credit rating of the investments in our portfolio that were rated (constituting approximately 48.1% of our portfolio based on the fair value of our investments) was B3 based upon the Moody's scale and our estimated gross annual portfolio yield, prior to leverage, was 9.8% based upon the purchase price of our investments. Our gross annual portfolio yield, prior to leverage, represents the expected yield to be generated by us on our investment portfolio based on the composition of our portfolio as of December 31, 2011. The portfolio yield does not represent an actual investment return to shareholders.

        Based on our regular semi-monthly cash distribution rate of $0.02605 per share as of December 31, 2011 and our public offering price of $9.95 per share as of such date, the annualized distribution rate to shareholders as of December 31, 2011 was 6.28%. The distribution rate to shareholders does not represent an actual investment return to shareholders and may include income, realized capital gains and a return of investors' capital. Our gross annual portfolio yield and distribution rate to shareholders are subject to change and in the future may be greater or less than the rates set forth above. See "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

        The following table summarizes the composition of our investment portfolio at cost and fair value as of December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011
	Amortized Cost(1)	Fair Value	Percentage of Portfolio	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$195,922	$200,752	29%	$22,694	$22,720	25%
Senior Secured Loans—Second Lien	71,607	73,451	10%	5,926	5,577	6%
Senior Secured Bonds	33,366	35,158	5%	4,945	4,875	5%
Subordinated Debt	332,214	345,849	49%	35,652	35,789	39%
Equity/Other	44,810	45,962	7%	22,591	22,681	25%

	$677,919	$701,172	100%	$91,808	$91,642	100%

(1)
Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

        The following table summarizes the composition of our investment portfolio at cost and fair value as of December 31, 2012 and 2011 to include, on a look-through basis, the investments underlying the TRS. See Note 8 to our consolidated financial statements for the year ended December 31, 2012 for a more detailed discussion of the TRS. The investments underlying the TRS had a notional amount and market value of $131,632 and $133,482, respectively, as of December 31, 2012 and $12,205 and $12,239, respectively, as of December 31, 2011.

	December 31, 2012			December 31, 2011
	Amortized Cost(1)	Fair Value	Percentage of Portfolio	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$291,951	$298,125	36%	$34,899	$34,959	34%
Senior Secured Loans—Second Lien	90,725	92,885	11%	5,926	5,577	5%
Senior Secured Bonds	38,366	40,333	5%	4,945	4,875	5%
Subordinated Debt	343,699	357,349	43%	35,652	35,789	34%
Equity/Other	44,810	45,962	5%	22,591	22,681	22%

	$809,551	$834,654	100%	$104,013	$103,881	100%

(1)
Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

        We do not "control" and are not an "affiliate" of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to "control" a portfolio company if we owned 25% or more of its voting securities and would be an "affiliate" of a portfolio company if we owned 5% or more of its voting securities.

        Our investment portfolio may contain loans that are in the form of lines of credit or revolving credit facilities, which require us to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of December 31, 2012, we had one such investment with an unfunded commitment of $10,000. As of December 31, 2011, we had one such investment, which was a bridge loan with an unfunded commitment of $5,000. We maintain sufficient cash on hand to fund such unfunded loan commitments should the need arise.

        The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
Industry Classification	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio
Upstream	$335,486	48%	$36,027	39%
Midstream	60,675	9%	25,169	28%
Downstream	2,978	0%	942	1%
Service & Equipment	159,268	23%	15,560	17%
Power	142,765	20%	13,944	15%

Total	$701,172	100%	$91,642	100%

        As of December 31, 2012, approximately 49% of our portfolio based on fair value constituted non-broadly syndicated investments. We define non-broadly syndicated investments as any investment that is considered proprietary, an anchor order or an opportunistic or event driven investment. The table below enumerates the percentage, by fair value, of the types of investments in our portfolio as of December 31, 2012:

	December 31, 2012
Deal Composition	Investments at Fair Value	Percentage of Portfolio
Originated/Proprietary	$80,962	11%
Anchor Order	195,411	28%
Event Driven	—	—
Opportunistic	68,745	10%
Broadly Syndicated/Other	356,054	51%

Total	$701,172	100%

Portfolio Asset Quality

        In addition to various risk management and monitoring tools, FS Advisor uses an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. FS Advisor uses an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description
1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company's business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend possible, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.

        The following table shows the distribution of our investments on the 1 to 5 investment rating scale at fair value as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
Investment Rating	Investments at Fair Value	Percentage of Portfolio	Investments at Fair Value	Percentage of Portfolio
1	$34,149	5%	$5,087	5%
2	636,590	91%	85,077	93%
3	3,677	1%	1,478	2%
4	26,756	3%	—	—
5	—	—	—	—

	$701,172	100%	$91,642	100%

        The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

Results of Operations

        We commenced operations on July 18, 2011, when we raised in excess of $2,500 from persons who were not affiliated with us or FS Advisor. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company. As a result, no comparisons with the comparable 2010 period have been included. From January 1, 2011 through July 18, 2011, the date on which we commenced operations, we incurred organization costs of $167 and offering costs of $777 which were funded by Franklin Square Holdings and recorded as a contribution to capital.

  Comparison of the Year Ended December 31, 2012 and the Period from July 18, 2011
  (Commencement of Operations) through December 31, 2011

  Revenues

        We generated investment income of $29,965 and $1,394 for the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, respectively, in the form of interest and fees earned on senior secured loans, senior secured bonds, and subordinated debt investments and dividends and other distributions earned on equity securities in our portfolio. Such revenues represent $27,980 and $1,289 of cash income earned as well as $1,985 and $105 in non-cash portions relating to accretion of discount, accrual of limited partnership income and PIK interest for the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, respectively. Cash flows related to such non-cash revenues may not occur for a number of reporting periods or years after such revenues are recognized. The level of income we receive is directly related to the balance of income-producing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases.

  Expenses

        Our total operating expenses (which exclude $167 of organization costs incurred prior to the commencement of our operations) were $19,803 and $1,299 for the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, respectively. Our operating expenses include base management fees attributed to FS Advisor of $7,806 and $503 and administrative services expenses attributed to FS Advisor of $807 and $199 for the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, respectively.

        FS Advisor is eligible to receive incentive fees based on performance. During the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, we accrued capital gains incentive fees of $6,415 and $67, respectively, of which $5,462 and $67, respectively was based on unrealized gains and $953 and $0, respectively was based on realized gains. No such fees are actually payable by us with respect to such unrealized gains unless and until those gains are actually realized. See "—Critical Accounting Policies—Capital Gains Incentive Fee."

        We recorded interest expense of $2,141 and $281 for the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, respectively, relating to our credit facility and the amortization of deferred financing costs incurred in connection with such credit facility and the establishment of our TRS. For the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, fees and expenses incurred with our fund administrator, which provides various accounting and administrative services to us, totaled $288 and $50, respectively, and fees and expenses incurred with our share transfer agent totaled $659 and $70, respectively.

        Our other general and administrative expenses totaled $1,687 and $129 for the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, respectively, and consisted of the following:

	Year Ended December 31, 2012	Period from July 18, 2011 through December 31, 2011
Expenses associated with our independent audit and related fees	$335	$62
Compensation of our chief compliance officer	45	10
Legal fees	369	9
Printing fees	188	27
Insurance expense	82	8
Trustee fees	409	—
Other	259	13

Total	$1,687	$129

        We generally expect our operating expenses related to our ongoing operations to increase because of the anticipated growth in the size of our asset base. During the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, the ratio of our operating expenses to our average net assets was 7.09% and 4.11%, respectively. For the period from July 18, 2011 through December 31, 2011, the ratio of our net operating expenses to our average net assets, which includes $725 of expense reimbursements from Franklin Square Holdings, was 2.08%. During the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, our ratio of net operating expenses to average net assets included $2,141 and $281, respectively, related to interest expense and $6,415 and $67, respectively, related to accruals for incentive fees. Without such expenses, our ratio of net operating expenses to average net assets would have been 4.02% and 3.13% for the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, respectively. Incentive fees, interest expense and costs relating to our continuous public offering, among other things, may increase or decrease our operating expenses in relation to our expense ratios relative to comparative periods depending on portfolio performance, changes in benchmark interest rates such as LIBOR and offerings of our securities, among other factors.

  Expense Reimbursement

        Prior to February 14, 2012, Franklin Square Holdings agreed to reimburse us for expenses in an amount that was sufficient to ensure that, for tax purposes, our net investment income and net capital gains were equal to or greater than the cumulative distributions paid to our shareholders in each quarter. This arrangement was designed to ensure that no portion of our distributions represented a return of capital for our shareholders. Under this arrangement, Franklin Square Holdings had no obligation to reimburse any portion of our expenses.

        Pursuant to the expense reimbursement agreement entered into on February 14, 2012, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our shareholders in each quarter, less the sum of our net investment income for tax purposes, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

        Pursuant to the expense reimbursement agreement, we will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to shareholders.

        We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory and administrative services agreement with FS Advisor, we will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

        The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

        As of December 31, 2011, $533 of reimbursements were payable to us from Franklin Square Holdings. During the year ended December 31, 2012, we accrued $1,432 for reimbursements that Franklin Square Holdings had agreed to pay. During the year ended December 31, 2012, we received $213 in cash reimbursements from Franklin Square Holdings and offset $1,752 in base management fees payable by us to FS Advisor under the investment advisory and administrative services agreement against reimbursements due from Franklin Square Holdings. As of December 31, 2012, we had no reimbursements due from Franklin Square Holdings.

        Under the expense reimbursement agreement, amounts reimbursed to us by Franklin Square Holdings may become subject to repayment by us in the future. During the year ended December 31, 2012, we accrued $1,432 for expense recoupments payable to Franklin Square Holdings, of which $349 was paid to Franklin Square Holdings during such period. As of December 31, 2012, $1,083 of reimbursements were payable by us to Franklin Square Holdings.

  Net Investment Income

        Our net investment income totaled $10,162 ($0.33 per share) and $820 ($0.16 per share) for the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, respectively. The increase in net investment income on a per share basis can be attributed to the growth of our investment portfolio and the timely deployment of capital.

  Net Realized Gains or Losses

        We sold investments and received principal repayments of $175,782 and $68,410, respectively, during the year ended December 31, 2012, from which we realized net gains of $2,307. During the year ended December 31, 2012, we earned $3,293 from periodic net settlement payments on our TRS, which are reflected as realized gains, and realized a net gain of $37 from settlements on foreign currency. We sold investments and received principal repayments of $0 and $3,564, respectively, during the period from July 18, 2011 through December 31, 2011, from which we realized net gains of $68. During the period from July 18, 2011 through December 31, 2011, we earned $308 from periodic net settlement payments on our TRS, which are reflected as realized gains.

  Net Change in Unrealized Appreciation (Depreciation) on Investments and Total Return Swap and Unrealized Gain (Loss) on Foreign Currency

        For the year ended December 31, 2012, the net change in unrealized appreciation (depreciation) on investments totaled $23,419; the net change in unrealized appreciation (depreciation) on our TRS was $3,020; and the net change in unrealized gain (loss) on foreign currency was $25. The net change in unrealized appreciation (depreciation) on our investments and TRS during the year ended December 31, 2012 was primarily driven by the performance of our non-broadly syndicated investments, as well as improvement of certain energy market fundamentals and a tightening of credit spreads.

        For the period from July 18, 2011 through December 31, 2011, the net change in unrealized appreciation (depreciation) on investments totaled $(166); the net change in unrealized appreciation (depreciation) on our TRS was $121; and the net change in unrealized gain (loss) on foreign currency was $(17). The net change in unrealized appreciation (depreciation) on our investments during the period from July 18, 2011 through December 31, 2011 was primarily driven by a general widening of credit spreads during August and September 2011. However, by the end of the period, credit markets had retraced most of the widening which occurred during the third quarter of the year.

  Net Increase (Decrease) in Net Assets Resulting from Operations

        For the year ended December 31, 2012, the net increase in net assets resulting from operations was $42,263 ($1.38 per share) compared to a net increase in net assets resulting from operations of $1,134 ($0.23 per share) for the period from July 18, 2011 through December 31, 2011.

Financial Condition, Liquidity and Capital Resources

        During the year ended December 31, 2012, we sold 56,822,605 common shares (as adjusted for share distributions) for gross proceeds of $568,675. The gross proceeds received during the year ended December 31, 2012 include reinvested shareholder distributions of $10,034 for which we issued 1,096,667 common shares (as adjusted for share distributions). During the year ended December 31, 2012, we also incurred offering costs of $3,790 in connection with the sale of our common shares, which consisted primarily of legal, due diligence and printing fees. Franklin Square Holdings funded $505 of these offering costs, which were recorded as a contribution of capital. The offering costs were offset against capital in excess of par value in our consolidated financial statements. The sales commissions and dealer manager fees related to the sale of our common shares were $49,926 for the year ended December 31, 2012. These sales commissions and fees include $10,240 retained by the dealer manager, FS2 Capital Partners, LLC, which is one of our affiliates.

        During the year ended December 31, 2011, we sold 7,724,199 common shares (as adjusted for share distributions) for gross proceeds of $73,376. The gross proceeds received include reinvested shareholder distributions of $318 for which we issued 33,665 common shares (as adjusted for share distributions). We also incurred offering costs of $1,600 in connection with the sale of our common shares (of which $823 was incurred during the period from July 18, 2011 through December 31, 2011), which consisted primarily of legal, due diligence and printing fees. Franklin Square Holdings funded these offering costs, which was recorded as a contribution of capital. The offering costs were offset against capital in excess of par in our consolidated financial statements. The sales commissions and dealer manager fees related to the sale of our common shares were $4,655 for the year ended December 31, 2011. These sales commissions and fees include $900 retained by FS2 Capital Partners, LLC.

        Since commencing our continuous public offering and through April 15, 2013, we have sold 89,341,392 common shares (as adjusted for share distributions) for gross proceeds of approximately $901,600. As of April 15, 2013, we had raised total gross proceeds of approximately $921,804, including $200 of seed capital contributed by the principals of FS Advisor in December 2010 and $20,004 in proceeds raised from principals of FS Advisor, other individuals and entities affiliated with FS Advisor, certain members of our board of trustees and certain individuals and entities affiliated with GSO in a private placement conducted in April 2011. As of April 15, 2013, we have sold an aggregate of 3,229,669 common shares (as adjusted for share distributions) for aggregate gross proceeds of approximately $28,948 to members of our board of trustees and individuals and entities affiliated with FS Advisor and GSO, including common shares sold in the private placement conducted in April 2011.

        We generate cash primarily from the net proceeds of our continuous public offering and from cash flows from fees, interest and dividends earned from our investments as well as principal repayments and proceeds from sales of our investments. We are engaged in a continuous public offering of our common shares. We accept subscriptions on a continuous basis and issue common shares at semi-monthly closings at prices that, after deducting selling commissions and dealer manager fees, must be above our net asset value per share.

        Prior to investing in securities of portfolio companies, we invest the net proceeds from our continuous public offering and from sales and paydowns of existing investments primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our election to be taxed as a RIC.

        As of December 31, 2012, we had $48,986 in cash, which we hold in a custodian account, and $56,876 in cash held as collateral by Citibank under the terms of the TRS.

        To provide our shareholders with limited liquidity, we conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in August 2012 and the repurchase occurred in connection with our October 1, 2012 semi-monthly closing.

        The table below provides information concerning our repurchases of common shares to date pursuant to our share repurchase program:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
September 30, 2012	October 1, 2012	44,339	100%	$9.225	$409
December 31, 2012	January 2, 2013	24,249	100%	9.405	228
March 31, 2013	April 1, 2013	82,689	100%	9.540	789

  Credit Facility

        On June 24, 2011, FSEP Funding entered into the credit facility with Deutsche Bank. Deutsche Bank is the sole lender and serves as administrative agent under the credit facility. On May 30, 2012, FSEP Funding entered into an amendment to the credit facility to increase the aggregate borrowings available under the credit facility by $50,000 to $100,000 on a committed basis; on August 28, 2012, FSEP Funding entered into a second amendment to the credit facility to increase such amount by $75,000 to $175,000 on a committed basis; and on October 18, 2012, FSEP Funding entered into a third amendment to the credit facility to increase such amount by $65,000 to $240,000 on a committed basis.

        We may contribute cash or securities to FSEP Funding from time to time and will retain a residual interest in any assets contributed through our ownership of FSEP Funding. FSEP Funding may purchase additional securities from various sources. FSEP Funding has appointed us to manage its portfolio of securities pursuant to the terms of an investment management agreement. FSEP Funding's obligations to Deutsche Bank are secured by a first priority security interest in substantially all of the assets of FSEP Funding, including its portfolio of securities. The obligations of FSEP Funding under the credit facility are non-recourse to us.

        Pursuant to the terms of the credit facility, borrowings thereunder may be designated as Tranche A Commitments in an amount up to $50,000, as Tranche B Commitments in an amount up to $50,000, as Tranche C Commitments in an amount up to $75,000 or as Tranche D Commitments in an amount up to $65,000. Pricing under the credit facility is based on LIBOR for an interest period equal to the weighted average LIBOR interest period of eligible securities owned by FSEP Funding, with the Tranche A Commitment bearing interest at the rate of LIBOR plus 1.60% per annum and the Tranche B Commitment, Tranche C Commitment and Tranche D Commitment bearing interest at the rate of LIBOR plus 1.85% per annum. The Tranche A Commitment and Tranche B Commitment are revolving commitments, and the Tranche C Commitment and Tranche D Commitment are term commitments. Interest is payable quarterly in arrears. Any amounts borrowed under the credit facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on June 24, 2013.

        As of December 31, 2012 and 2011, $185,232 and $20,518, respectively, was outstanding under the credit facility. The carrying amount of the amount outstanding under the credit facility approximates its fair value. We incurred costs of $700 in connection with obtaining and amending the credit facility, which we have recorded as deferred financing costs on our consolidated balance sheets and amortize to interest expense over the life of the credit facility. As of December 31, 2012, $325 of such deferred financing costs had yet to be amortized to interest expense.

        The effective interest rate under the credit facility was 2.08% per annum as of December 31, 2012. Interest is paid quarterly in arrears and commenced November 20, 2011. We recorded interest expense of $2,132 and $274 for the years ended December 31, 2012 and 2011, respectively, of which $331 and $44, respectively, related to the amortization of deferred financing costs and $85 and $118, respectively, related to commitment fees on the unused portion of the credit facility. We paid $1,332 and $121 in interest expense during the years ended December 31, 2012 and 2011, respectively. The average borrowings under the credit facility for the years ended December 31, 2012 and 2011 were $81,825 and $13,033, respectively, with a weighted average interest rate of 2.19% and 4.18%, respectively, which includes commitment fees on the unused portion of the credit facility.

        Borrowings under the credit facility are subject to compliance with a borrowing base, pursuant to which the amount of funds advanced to FSEP Funding varies depending upon the types of assets in FSEP Funding's portfolio. The occurrence of certain events described as "Super-Collateralization Events" in the credit agreement that governs the credit facility, or a decline in our net asset value below a specified threshold, results in a lowering of the amount of funds that will be advanced against such assets. Super-Collateralization Events include, without limitation: (i) certain key employees ceasing to be directors, principals, officers or investment managers of GSO; (ii) the bankruptcy or insolvency of GSO or FS Advisor; (iii) GSO ceasing to act as our sub-adviser or FS Advisor ceasing to act as our investment adviser; (iv) our ceasing to act as FSEP Funding's investment manager, becoming bankrupt or insolvent, defaulting on certain material agreements or failing to maintain a net asset value above a specified threshold; and (v) us, GSO or FS Advisor committing fraud or other illicit acts in our or their investment advisory capacities.

        In connection with the credit facility, FSEP Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition to customary events of default included in financing transactions, the credit facility contains the following events of default: (a) the failure to make principal payments when due or interest payments within three business days of when due; (b) borrowings under the credit facility exceeding the applicable advance rates; (c) the purchase by FSEP Funding of certain ineligible assets; (d) the insolvency or bankruptcy of FSEP Funding or us; (e) our ceasing to act as investment manager of FSEP Funding's assets; (f) the decline of our net asset value below a specified threshold; and (g) fraud or other illicit acts by us, FS Advisor or GSO in our or their investment advisory capacities. During the continuation of an event of default, FSEP Funding must pay interest at a default rate. FSEP Funding was in compliance with the terms of the credit facility as of December 31, 2012.

        Borrowings of FSEP Funding will be considered borrowings by us for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

  Total Return Swap

        On August 11, 2011, EP Investments entered into the TRS with Citibank. On May 11, 2012, EP Investments entered into an amendment to the TRS to increase the maximum market value of the aggregate amount of assets which may be subject to the TRS from $25,000 to $100,000, and on October 11, 2012, EP Investments entered into a second amendment to the TRS to increase this amount from $100,000 to $200,000.

        The TRS with Citibank enables us, through our ownership of EP Investments, to obtain the economic benefit of owning the assets subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to EP Investments borrowing funds to acquire assets and incurring interest expense to a lender.

        The obligations of EP Investments under the TRS are non-recourse to us and our exposure under the TRS is limited to the value of our investment in EP Investments, which generally will equal the value of cash collateral provided by EP Investments under the TRS. Pursuant to the terms of the TRS, EP Investments may select one or more assets with a maximum aggregate market value (determined at the time each such asset becomes subject to the TRS) of $200,000, or such greater amount as may be agreed to by Citibank. Securities proposed by EP Investments to be included in the TRS will be approved or rejected by Citibank, in its sole discretion, on a trade-by-trade basis. EP Investments is required to initially cash collateralize a percentage of each asset (such percentage to be proposed in each instance by EP Investments and accepted or rejected by Citibank in its sole discretion) included under the TRS in accordance with margin requirements described in the TRS Agreement. Under the terms of the TRS, EP Investments has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral nor any other assets of EP Investments are available to pay our debts.

        Pursuant to the terms of an investment management agreement that we entered into with EP Investments, we act as the manager of the rights and obligations of EP Investments under the TRS, including selecting the specific assets to be included in the TRS. Accordingly, the assets selected by EP Investments for purposes of the TRS are selected by us in accordance with our investment objectives and strategy to generate current income and long-term capital appreciation. In addition, pursuant to the terms of the TRS, EP Investments may select any loan or other obligation available in the market to be included in the TRS that meets the obligation criteria set forth in the TRS Agreement.

        Each asset included in the TRS must meet criteria described in the TRS Agreement, including a requirement that each asset be rated by Moody's and S&P and quoted by a nationally-recognized pricing service. EP Investments receives from Citibank all interest and fees payable in respect of the assets included in the TRS. EP Investments pays to Citibank interest at a rate equal to one-month LIBOR plus 1.30% per annum on the full notional amount of the assets subject to the TRS. In addition, upon the termination or repayment of any asset subject to the TRS, EP Investments will either receive from Citibank the appreciation in the value of such asset or pay to Citibank any depreciation in the value of such asset.

        Under the terms of the TRS, EP Investments may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral that may be required to be posted by EP Investments is determined primarily on the basis of the aggregate value of the underlying assets. The limit on the additional collateral that EP Investments may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the assets underlying the TRS and the amount of cash collateral already posted by EP Investments (determined without consideration of the initial cash collateral posted for each asset included in the TRS).

        We have no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. We may, but are not obligated to, increase our equity investment in EP Investments for the purpose of funding any additional collateral or payment obligations for which EP Investments may become obligated during the term of the TRS. If we do not make any such additional investment in EP Investments and EP Investments fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by EP Investments under the TRS.

        Citibank may terminate the TRS on or after May 11, 2013. EP Investments may terminate the TRS, in whole or in part with respect to any asset subject to the TRS, at any time upon providing no more than 30 days, and no less than 7 days, prior notice to Citibank. EP Investments will pay Citibank customary fees in connection with the establishment and maintenance of the TRS.

        The value of the TRS is based primarily on the valuation of the underlying portfolio of assets subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying asset in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the asset in the open market. Citibank reports the mark-to-market values of the underlying assets to EP Investments. As of December 31, 2012 and 2011, the fair value of the TRS was $3,141 and $121, respectively. The fair value of the TRS is reflected as unrealized appreciation (depreciation) on total return swap on our consolidated balance sheets. The change in value of the TRS is reflected in our consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of December 31, 2012, EP Investments had selected 22 underlying assets with a total notional amount of $131,632 and posted $56,876 in cash collateral held by Citibank (of which only $53,565 was required to be posted), which is reflected in due from counterparty on our consolidated balance sheets. As of December 31, 2011, EP Investments had selected six underlying assets with a total notional amount of $12,205 and posted $7,878 in cash collateral held by Citibank (of which only $5,096 was required to be posted), which is reflected in due from counterparty on our consolidated balance sheets.

        We incurred costs of $16 in connection with obtaining the TRS, which we recorded as deferred financing costs on our consolidated balance sheets. As of December 31, 2012, all of such deferred financing costs have been amortized to interest expense.

        For purposes of the asset coverage ratio test applicable to us as a BDC, we treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by EP Investments under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

        Further, for purposes of Section 55(a) under the 1940 Act, we treat each asset underlying the TRS as a qualifying asset if the obligor on such asset is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. See "Regulation." We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Capital Contribution by FS Advisor and GSO

        In December 2010, Michael C. Forman and David J. Adelman, the principals of FS Advisor, contributed an aggregate of $200 to purchase 22,444 common shares (as adjusted for share distributions) at $8.91 per share, which represents the initial public offering price (as adjusted for share distributions), net of selling commissions and dealer manager fees. The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains our investment adviser.

        In April 2011, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities controlled by each of them, 224,444 additional common shares (as adjusted for share distributions) at $8.91 per share (as adjusted for share distributions). The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains our investment adviser. In connection with the same private placement, certain members of our board of trustees and other individuals and entities affiliated with FS Advisor agreed to purchase 1,459,320 common shares (as adjusted for share distributions), and certain individuals and entities affiliated with GSO agreed to purchase 561,111 common shares (as adjusted for share distributions), in each case at a price of $8.91 per share (as adjusted for share distributions). In connection with the private placement, we issued an aggregate of 2,244,875 common shares (as adjusted for share distributions) for aggregate proceeds of $20,004 upon satisfaction of the minimum offering requirement on July 18, 2011. As of April 15, 2013, we have sold an aggregate of 3,229,669 common shares (as adjusted for share distributions) for aggregate gross proceeds of $28,948 to members of our board of trustees and individuals and entities affiliated with FS Advisor and GSO, including common shares sold in the private placement conducted in April 2011.

RIC Status and Distributions

        We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. In order to qualify as a RIC, we must, among other things, distribute at least 90% of our "investment company taxable income," as defined by the Code, each year. As long as the distributions are declared by the later of the fifteenth day of the ninth month following the close of the taxable year or the due date of the tax return, including extensions, distributions paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We intend to make sufficient distributions to our shareholders to qualify for and maintain our RIC status each year. We are also subject to nondeductible federal excise taxes if we do not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years on which we paid no federal income taxes.

        We declared our first distribution on July 21, 2011. Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates, and each shareholder's distributions will begin to accrue on the date we accept each shareholder's subscription for our common shares. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common shares. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FS Advisor. Each year a statement on Form 1099-DIV identifying the source of the distributions will be mailed to our shareholders.

        We intend to continue to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive their distributions in additional common shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. shareholder.

        The following table reflects the cash distributions per share that we have declared and paid on our common shares during the year ending December 31, 2013 (through March 31, 2013) and the years ended December 31, 2012 and 2011:

	Distribution
For the Year Ended/Ending December 31,	Per Share	Amount
2011(1)	$0.2837	$1,278
2012(1)	$0.6276	$20,063
2013 (through March 31, 2013)	$0.1617	$12,496

(1)
The per share distributions have been retroactively adjusted, as necessary, to reflect the share distribution declared in February 2012 as discussed below.

        On April 9, 2013, our board of trustees declared a regular semi-monthly cash distribution of $0.026953 per share payable to shareholders of record on April 15, 2013 and a regular semi-monthly cash distribution of $0.027207 per share payable to shareholders of record on April 29, 2013, both of which will be paid on April 30, 2013. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of trustees.

        We have adopted an "opt in" distribution reinvestment plan for our shareholders. As a result, if we make a cash distribution, our shareholders will receive the distribution in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distributions reinvested in additional common shares. See "Distribution Reinvestment Plan."

        We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings that are subject to repayment to it. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses, including through the waiver of certain investment advisory fees by Franklin Square Holdings, that are subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions from being characterized as a return of capital. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees by Franklin Square Holdings are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings continues to make such reimbursements or waivers of such fees. You should also understand that our future repayments of amounts reimbursed or waived by Franklin Square Holdings will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Franklin Square Holdings has no obligation to waive its advisory fees or otherwise reimburse expenses in future periods. For the fiscal year ended December 31, 2012, if Franklin Square Holdings had not reimbursed certain of our expenses, 0% of the distribution rate would have been a return of capital.

        The following table reflects the sources of the cash distributions that we have paid on our common shares during the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012		2011
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage
Offering proceeds	$—	—	$—	—
Borrowings	—	—	—	—
Net investment income (prior to expense reimbursement)(1)	15,559	77%	485	38%
Capital gains proceeds from the sale of assets	3,162	16%	68	5%
Non-capital gains proceeds from the sale of assets	—	—	—	—
Distributions on account of limited partnership interest	1,342	7%	—	—
Expense reimbursement from sponsor	—	—	725	57%

Total	$20,063	100%	$1,278	100%

(1)
During the year ended December 31, 2012, 93.4% of our gross investment income was attributable to cash interest earned and 6.6% was attributable to non-cash accretion of discount. During the year ended December 31, 2011, 92.5% of our gross investment income was attributable to cash interest earned and 7.5% was attributable to non-cash accretion of discount and PIK interest.

          Our net investment income on a tax-basis for the years ended December 31, 2012 and 2011 was $15,559 and $1,210, respectively. As of December 31, 2012 and 2011, we distributed all of our tax-basis net investment income earned as of December 31, 2012 and 2011, respectively.

          The difference between our GAAP-basis net investment income and our tax-basis net investment income is due to the accrual for GAAP purposes of income on a limited partnership interest, the tax-basis deferral and amortization of organization costs incurred prior to the commencement of our operations, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by us, the inclusion of a portion of the periodic net settlement payments due on our total return swap in tax-basis net investment income and the accretion of discount on the total return swap. The following table sets forth a reconciliation between GAAP-basis net investment income and tax-basis net investment income during the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
GAAP-basis net investment income	$10,162	$653
Income on limited partnership interest	(2,537)	—
Tax-basis deferral and amortization of organization costs	(23)	155
Reversal of incentive fee accrual on unrealized gains	5,462	67
Tax-basis net investment income portion of total return swap payments	2,475	308
Accretion of discount on total return swap	20	27

Tax-basis net investment income	$15,559	$1,210

          We may make certain adjustments to the classification of shareholders' equity as a result of permanent book-to-tax differences. During the year ended December 31, 2012 and the period from July 18, 2011 (commencement of operations) through December 31, 2011, we reduced accumulated undistributed net realized gains on investments and total return swap and gain/loss on foreign currency by $2,475 and $308, respectively, and increased accumulated distributions in excess of net investment income by $2,475 and $308, respectively, to reflect the reclassification of a portion of realized gains on the total return swap into tax-basis net investment income. In addition, during the year ended December 31, 2012 we reduced capital in excess of par value by $1,342 to reflect distributions received by us during the year ended December 31, 2012 on account of a limited partnership interest held by us, which amount will be treated as a return of capital for tax purposes.

          The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV.

          The following table reflects the share distribution that we declared on our common shares through April 15, 2013:

Date Declared	Record Date	Distribution Date	Distribution Percentage	Shares Issued
February 14, 2012	February 15, 2012	February 16, 2012	1.0%	106,133

          The purpose of this special share distribution was to maintain a net asset value per share that was below the then-current offering price, after deducting selling commissions and dealer manager fees, as required by the 1940 Act, subject to certain limited exceptions. Our board of trustees determined that our portfolio performance sufficiently warranted taking this action.

          The share distribution increased the number of common shares outstanding, thereby reducing our net asset value per share. However, because the share distribution was issued to all shareholders as of the record date in proportion to their holdings, the reduction in net asset value per share as a result of the share distribution was offset exactly by the increase in the number of common shares owned by each investor. As the overall value to an investor's position was not reduced as a result of the special share distribution, our board of trustees determined that this issuance would not be dilutive to shareholders as of the record date. As the share distribution did not change any shareholder's proportionate interest in us, it did not represent a taxable distribution. Specific tax characteristics of all distributions are reported to shareholders annually on Form 1099-DIV.

          As of December 31, 2012 and 2011, the components of accumulated earnings on a tax basis were as follows:

	Year Ended December 31,
	2012	2011
Distributable ordinary income net of distributions received on limited partnership interest	$171	$—
Distribution receivable on limited partnership interest	270	—
Incentive fee accrual on unrealized gains	(5,529)	(67)
Unamortized organization costs	(315)	(338)
Net unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency(1)	28,451	(89)

	$23,048	$(494)

(1)
As of December 31, 2012 and 2011, the gross unrealized appreciation on our investments and total return swap and gain on foreign currency was $29,698 and $761, respectively. As of December 31, 2012 and 2011, the gross unrealized depreciation on our investments and loss on foreign currency was $1,247 and $850, respectively.

        The aggregate cost of our investments for federal income tax purposes totaled $675,823 and $91,808 as of December 31, 2012 and 2011, respectively. The aggregate net unrealized appreciation (depreciation) on a tax basis, including our TRS, was $28,451 and $(89) as of December 31, 2012 and 2011, respectively.

Critical Accounting Policies

        Our financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management's most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our operating plans, we will describe additional critical accounting policies in the notes to our future financial statements in addition to those discussed below.

  Valuation of Portfolio Investments

        We determine the net asset value of our investment portfolio each quarter. Securities that are publicly traded are valued at the reported closing price on the valuation date. Securities that are not publicly traded are valued at fair value as determined in good faith by our board of trustees. In connection with that determination, FS Advisor provides our board of trustees with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

  •
  our quarterly valuation process begins with FS Advisor's management team providing a preliminary valuation of each portfolio company or investment to our valuation committee, which valuation may be obtained from our sub-adviser or an independent valuation firm, if applicable;

  •
  preliminary valuation conclusions are then documented and discussed with our valuation committee;

  •
  our valuation committee reviews the preliminary valuation and FS Advisor's management team, together with our independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee; and

  •
  our board of trustees discusses valuations and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FS Advisor, the valuation committee and any third-party valuation firm, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on our consolidated financial statements. Below is a description of factors that our board of trustees may consider when valuing our debt and equity investments.

        Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of trustees may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. Our board of trustees, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        Our board of trustees may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of trustees may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

        If we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, our board of trustees will allocate the cost basis in the investment between the debt securities and any such warrants or other equity securities received at the time of origination. Our board of trustees will subsequently value these warrants or other equity securities received at fair value.

        The fair values of our investments are determined in good faith by our board of trustees. Our board of trustees is solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process.

        Our investments as of December 31, 2012 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, we valued all of our investments by using an independent third-party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. One senior secured loan investment, for which broker quotes were not available, was valued by an independent valuation firm, which determined the fair value of such investment by considering, among other factors, the borrower's ability to adequately service its debt, prevailing interest rates for like investments, call features and other relevant terms of the debt. All of our equity/other investments were valued by the same independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. We valued the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to us for review and testing. Our valuation committee and board of trustees review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our valuation committee or board of trustees has any questions or concerns regarding the valuation of the assets underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional information on the TRS, see "—Financial Condition, Liquidity and Capital Resources—Total Return Swap."

        Our investments as of December 31, 2011 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, we valued all of our investments by using an independent third-party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. Our one equity investment and one of our subordinated debt investments, both of which were newly-issued and purchased near December 31, 2011, were valued at cost, as our board of trustees determined that the cost of each such investment was the best indication of its fair value. We valued the TRS in accordance with the TRS Agreement, as described above.

        We periodically benchmark the bid and ask prices we receive from the third-party pricing service against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), we believe that these valuation inputs are classified as Level 3 within the fair value hierarchy. We may also use other methods to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through our third-party pricing service or independent dealers, including the use of an independent valuation firm. We will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which we purchase and sell our investments. Our valuation committee and board of trustees reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

  Revenue Recognition

        Security transactions are accounted for on the trade date. We record interest income on an accrual basis to the extent that we expect to collect such amounts. We record dividend income on the ex-dividend date. We do not accrue as a receivable interest or dividends on loans and securities if we have reason to doubt our ability to collect such income. Loan origination fees, original issue discount and market discount are capitalized and we amortize such amounts as interest income over the respective term of the loan. Upon prepayment of a loan or security, any unamortized loan origination fees are recorded as interest income. Upfront structuring fees are recorded as income when earned. We record prepayment premiums on loans and securities as interest income when we receive such amounts.

  Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency

        Gains or losses on the sale of investments are calculated by using the specific identification method. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized. Net change in unrealized gains or losses on foreign currency reflects the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

  Capital Gains Incentive Fee

        Pursuant to the terms of the investment advisory and administrative services agreement we entered into with FS Advisor, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). Such fee will equal 20.0% of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

        While the investment advisory and administrative services agreement with FS Advisor neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to FS Advisor if our entire portfolio was liquidated at its fair value as of the balance sheet date even though FS Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized. During the year ended December 31, 2011, we accrued a capital gains incentive fee of $67 based on the performance of our portfolio, all of which was based on unrealized gains and none of which was payable to FS Advisor as of December 31, 2011. During the year ended December 31, 2012, we accrued an additional $6,415 of capital gains incentive fees based on the performance of our portfolio, of which $5,462 was based on unrealized gains and $953 was based on realized gains. We did not pay any amounts to FS Advisor in respect of the capital gains incentive fee during the year ended December 31, 2012.

  Uncertainty in Income Taxes

        We evaluate our tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in our consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. We recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in our consolidated statements of operations. During the years ended December 31, 2012 and 2011, we did not incur any interest or penalties.

Contractual Obligations

        We have entered into an agreement with FS Advisor to provide us with investment advisory and administrative services. Payments for investment advisory services under the investment advisory and administrative services agreement are equal to (a) an annual base management fee of 2.0% of the average value of our gross assets and (b) an incentive fee based on our performance. FS Advisor and, to the extent it is required to provide such services, our sub-adviser, are reimbursed for administrative expenses incurred on our behalf. For the year ended December 31, 2012 and the period from July 18, 2011 through December 31, 2011, we incurred $7,806 and $503, respectively, in base management fees and $807 and $199, respectively, in administrative services expenses under the investment advisory and administrative services agreement. In addition, FS Advisor is eligible to receive incentive fees based on the performance of our portfolio. During the year ended December 31, 2012, we accrued a capital gains incentive fee of $6,415 based on the performance of our portfolio, of which $5,462 was based on unrealized gains and $953 was based on realized gains. We did not pay any amounts to FS Advisor in respect of the capital gains incentive fee during the year ended December 31, 2012. During the year ended December 31, 2011, we accrued a capital gains incentive fee of $67 based on the performance of our portfolio, all of which was based on unrealized gains and none of which was payable to FS Advisor as of December 31, 2011.

        As of December 31, 2012, $185,232 was outstanding under the credit facility between FSEP Funding and Deutsche Bank. All such amounts will mature, and all accrued and unpaid interest thereunder will be due and payable, on June 24, 2013.

        A summary of our significant contractual payment obligations for the repayment of outstanding borrowings under the credit facility between FSEP Funding and Deutsche Bank at December 31, 2012 is as follows:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings(1)	$185,232	$185,232	—	—	—

(1)
At December 31, 2012, $54,768 remained unused under the credit facility.

Off-Balance Sheet Arrangements

        We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Recently Issued Accounting Standards

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance represents the converged guidance of the FASB and the International Accounting Standards Board, or collectively, the Accounting Boards, on fair value measurement. The collective efforts of the Accounting Boards reflected in this guidance have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value" and enhanced disclosure requirements for investments that do not have readily determinable fair values. The Accounting Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. The amendments to the FASB codification in this guidance are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. We have implemented this guidance and it did not have a material impact on our consolidated financial statements, except for enhanced disclosures around fair value measurements.

Related Party Transactions

        We have entered into an investment advisory and administrative services agreement with FS Advisor. Pursuant to the investment advisory and administrative services agreement, FS Advisor is entitled to an annual base management fee of 2.0% of the average value of our gross assets and an incentive fee of 20.0% of net investment income, subject to an annualized 6.5% hurdle, and 20.0% of net realized capital gains, if applicable.

        We commenced accruing fees under the investment advisory and administrative services agreement on July 18, 2011, upon commencement of our operations. Management fees are paid on a quarterly basis in arrears. During the years ended December 31, 2012 and 2011, FS Advisor earned $7,806 and $503, respectively, in base management fees. During the years ended December 31, 2012 and 2011,

$1,752 and $0, respectively, in base management fees were applied to offset the liability of Franklin Square Holdings under the expense reimbursement agreement discussed below and $2,878 and $157, respectively, in base management fees were paid to FS Advisor during such periods. As of December 31, 2012, $3,522 in base management fees were payable to FS Advisor.

        We accrue for the capital gains incentive fee, which, if earned, is paid annually. We accrue the incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FS Advisor is based on realized gains and no such fee is payable with respect to unrealized gains unless and until such gains are actually realized. During the year ended December 31, 2011, we accrued a capital gains incentive fee of $67 based on the performance of our portfolio, all of which was based on unrealized gains and none of which was payable to FS Advisor as of December 31, 2011. During the year ended December 31, 2012, we accrued an additional $6,415 of capital gains incentive fees based on the performance of our portfolio, of which $5,462 was based on unrealized gains and $953 was based on realized gains. We did not pay any amounts to FS Advisor in respect of the capital gains incentive fee during the year ended December 31, 2012.

        We reimburse FS Advisor for expenses necessary to perform services related to our administration and operations. The amount of this reimbursement is set at the lesser of (1) FS Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FS Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of trustees considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees compares the total amount paid to FS Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs.

        During the years ended December 31, 2012 and 2011, we incurred administrative services expenses of $807 and $199, respectively, attributable to FS Advisor. Of these charges, $611 and $181, respectively related to the allocation of costs of administrative personnel for services rendered to us by employees of FS Advisor and the remainder related to other reimbursable expenses. During the years ended December 31, 2012 and 2011, we paid FS Advisor $700 and $147, respectively for the services rendered under this arrangement. As of December 31, 2012, there was $159 in administrative services expenses payable to FS Advisor.

        Franklin Square Holdings funded offering costs and organization costs in the amount of $505, $1,767 and $871 for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010, respectively. These costs have been recorded by us as a contribution to capital. The offering costs were offset against capital in excess of par value on our consolidated financial statements and the organization costs were charged to expense as incurred by us. Since inception through December 31, 2012, Franklin Square Holdings has funded $3,143 in offering and organization costs.

        The dealer manager for our continuous public offering is FS2 Capital Partners, LLC, which is one of our affiliates. During the years ended December 31, 2012 and 2011, FS2 Capital Partners, LLC retained $10,240 and $900, respectively, for selling commissions and dealer manager fees in connection with the sale of our common shares.

        Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FS Advisor became entitled to receive 1.5% of gross proceeds raised in our continuous public offering until all offering costs and organization costs funded by FS Advisor or its affiliates (including Franklin Square Holdings) have been recovered. On July 18, 2011, we satisfied the minimum offering requirement. We paid total reimbursements of $2,051 and $1,092 to FS Advisor and its affiliates during the years ended December 31, 2012 and 2011, respectively. The reimbursements are recorded as a reduction of capital. As of December 31, 2012, no amount remains reimbursable to FS Advisor and its affiliates under this arrangement.

        In December 2010, Michael C. Forman and David J. Adelman, the principals of FS Advisor, contributed an aggregate of $200 to purchase 22,444 common shares (as adjusted for share distributions) at $8.91 per share, which represents the initial public offering price (as adjusted for share distributions), net of selling commissions and dealer manager fees. The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains our investment adviser.

        In April 2011, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities controlled by each of them, 224,444 additional common shares (as adjusted for share distributions) at $8.91 per share (as adjusted for share distributions). The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains our investment adviser. In connection with the same private placement, certain members of our board of trustees and other individuals and entities affiliated with FS Advisor agreed to purchase 1,459,320 common shares (as adjusted for share distributions), and certain individuals and entities affiliated with GSO agreed to purchase 561,111 common shares (as adjusted for share distributions), in each case at a price of $8.91 per share (as adjusted for share distributions). In connection with the private placement, we issued an aggregate of 2,244,875 common shares (as adjusted for share distributions) for aggregate proceeds of $20,004 upon satisfaction of the minimum offering requirement on July 18, 2011. As of April 15, 2013, we have sold an aggregate of 3,229,669 common shares (as adjusted for share distributions) for aggregate gross proceeds of $28,948 to members of our board of trustees and individuals and entities affiliated with FS Advisor and GSO, including common shares sold in the private placement conducted in April 2011.

        FS Advisor's senior management team is comprised of the same personnel as the senior management teams of FB Income Advisor, LLC and FSIC II Advisor, LLC, the investment advisers to Franklin Square Holdings' other affiliated BDCs, FS Investment Corporation and FS Investment Corporation II, respectively. As a result, such personnel provide investment advisory services to us and each of FS Investment Corporation and FS Investment Corporation II. While none of FS Advisor, FB Income Advisor, LLC or FSIC II Advisor, LLC is currently making private corporate debt investments for clients other than us, FS Investment Corporation and FS Investment Corporation II, respectively, any, or all, may do so in the future. In the event that FS Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, if necessary, so that we will not be disadvantaged in relation to any other client of FS Advisor or its management team. In addition, even in the absence of FS Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation and/or FS Investment Corporation II rather than to us.

        Prior to February 14, 2012, Franklin Square Holdings agreed to reimburse us for expenses in an amount that was sufficient to ensure that, for tax purposes, our net investment income and net capital gains were equal to or greater than the cumulative distributions paid to our shareholders in each quarter. This arrangement was designed to ensure that no portion of our distributions represented a return of capital for our shareholders. Under this arrangement, Franklin Square Holdings had no obligation to reimburse any portion of our expenses.

        Pursuant to the expense reimbursement agreement entered into on February 14, 2012, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our shareholders in each quarter, less the sum of our net investment income for tax purposes, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

        Pursuant to the expense reimbursement agreement, we will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to shareholders.

        We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory and administrative services agreement with FS Advisor, we will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

        The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

        As of December 31, 2011, $533 of reimbursements were payable to us from Franklin Square Holdings. During the year ended December 31, 2012, we accrued $1,432, for reimbursements that Franklin Square Holdings had agreed to pay. During the year ended December 31, 2012, we received $213 in cash reimbursements from Franklin Square Holdings and offset $1,752 in base management fees payable by us to FS Advisor under the investment advisory and administrative services agreement against reimbursements due from Franklin Square Holdings. As of December 31, 2012, we had no reimbursements due from Franklin Square Holdings.

        Under the expense reimbursement agreement, amounts reimbursed to us by Franklin Square Holdings may become subject to repayment by us in the future. During the year ended December 31, 2012, we accrued $1,432 for expense recoupments payable to Franklin Square Holdings, of which $349 was paid to Franklin Square Holdings during such period. As of December 31, 2012, $1,083 of reimbursements were payable by us to Franklin Square Holdings.

Quantitative and Qualitative Disclosures About Market Risk

        We are subject to financial market risks, including changes in interest rates. As of December 31, 2012, 39.1% of our portfolio investments (based on fair value) paid variable interest rates and the remainder (60.9%) paid fixed interest rates. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to any variable rate investments we hold and to declines in the value of any fixed rate investments we hold. To the extent that a substantial portion of our investments may be in variable rate investments, an increase in interest rates would make it easier for us to meet or exceed our incentive fee hurdle rate, as described in the investment advisory and administrative services agreement we have entered into with FS Advisor, and may result in a substantial increase in our net investment income and to the amount of incentive fees payable to FS Advisor with respect to our increased pre-incentive fee net investment income.

        Pursuant to the terms of the $240,000 credit facility which FSEP Funding maintains with Deutsche Bank, FSEP Funding borrows at a floating rate based on LIBOR. Under the terms of the TRS between EP Investments and Citibank, EP Investments pays fees to Citibank at a floating rate based on LIBOR in exchange for the right to receive the economic benefit of one or more assets having a maximum notional amount of $200,000, or such greater amount as may be agreed to by Citibank. To the extent that any present or future credit facilities, total return swap agreements or other financing arrangements that we or any of our subsidiaries enter into are based on a floating interest rate, we will be subject to risks relating to changes in market interest rates. In periods of rising interest rates when we or our subsidiaries have such debt outstanding or swap agreements in effect, our interest expense would increase, which could reduce our net investment income, especially to the extent we hold fixed rate investments.

        The following table shows the effect over a twelve month period of changes in interest rates on our interest income, interest expense and net interest income, assuming no changes in our investment portfolio and borrowing arrangements in effect as of December 31, 2012:

LIBOR Basis Point Change	Increase (Decrease) in Interest Income(1)	Increase (Decrease) in Interest Expense	Increase (Decrease) in Net Interest Income	Percentage Change in Net Interest Income
Down 30 basis points	$275	$(556)	$831	1.2%
Current LIBOR	—	—	—	—
Up 100 basis points	(856)	1,852	(2,708)	(3.9)%
Up 300 basis points	3,146	5,557	(2,411)	(3.5)%
Up 500 basis points	7,667	9,262	(1,595)	(2.3)%

(1)
Includes the net effect of the change in interest rates on the unrealized appreciation (depreciation) on the TRS. Pursuant to the TRS, EP Investments receives from Citibank all interest payable in respect of the assets included in the TRS and pays to Citibank interest at a rate equal to one-month LIBOR plus 1.30% per annum on the full notional amount of the assets subject to the TRS. As of December 31, 2012, 88% of the assets underlying the TRS (by fair value) paid variable interest rates. Assumes no change in defaults or prepayments by portfolio companies over the next twelve months.

        We expect that our long-term investments will be financed primarily with equity and long-term debt. If deemed prudent, we may use interest rate risk management techniques in an effort to minimize our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. During the years ended December 31, 2012 and 2011, we did not engage in interest rate hedging activities.

        In addition, we may have risk regarding portfolio valuation. See "Determination of Net Asset Value."

 SENIOR SECURITIES

        Information about our senior securities is shown in the table below as of December 31, 2012. Dollar amounts in this section are presented in thousands, unless otherwise indicated.

Credit Facility

        On June 24, 2011, our wholly-owned special purpose financing subsidiary, FSEP Funding, entered into the credit facility with Deutsche Bank. Deutsche Bank is the sole lender and serves as administrative agent under the credit facility. On May 30, 2012, FSEP Funding entered into an amendment to the credit facility to increase the aggregate borrowings available under the credit facility by $50,000 to $100,000 on a committed basis; on August 28, 2012, FSEP Funding entered into a second amendment to the credit facility to increase such amount by $75,000 to $175,000 on a committed basis; and on October 18, 2012, FSEP Funding entered into a third amendment to the credit facility to increase such amount by $65,000 to $240,000 on a committed basis.

        We may contribute cash or securities to FSEP Funding from time to time and will retain a residual interest in any assets contributed through our ownership of FSEP Funding. FSEP Funding may purchase additional securities from various sources. FSEP Funding has appointed us to manage its portfolio of securities pursuant to the terms of an investment management agreement. FSEP Funding's obligations to Deutsche Bank are secured by a first priority security interest in substantially all of the assets of FSEP Funding, including its portfolio of securities. The obligations of FSEP Funding under the credit facility are non-recourse to us.

        Pursuant to the terms of the credit facility, borrowings thereunder may be designated as Tranche A Commitments in an amount up to $50,000, as Tranche B Commitments in an amount up to $50,000, as Tranche C Commitments in an amount up to $75,000 or as Tranche D Commitments in an amount up to $65,000. Pricing under the credit facility is based on LIBOR for an interest period equal to the weighted average LIBOR interest period of eligible securities owned by FSEP Funding, with the Tranche A Commitment bearing interest at the rate of LIBOR plus 1.60% per annum and the Tranche B Commitment, Tranche C Commitment and Tranche D Commitment bearing interest at the rate of LIBOR plus 1.85% per annum. The Tranche A Commitment and Tranche B Commitment are revolving commitments, and the Tranche C Commitment and Tranche D Commitment are term commitments. Interest is payable quarterly in arrears. Any amounts borrowed under the credit facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on June 24, 2013.

        As of December 31, 2012 and 2011, $185,232 and $20,518, respectively, was outstanding under the credit facility. The carrying amount of the amount outstanding under the credit facility approximates its fair value. We incurred costs of $700 in connection with obtaining and amending the credit facility, which we have recorded as deferred financing costs on our consolidated balance sheets and amortize to interest expense over the life of the credit facility. As of December 31, 2012, $325 of such deferred financing costs had yet to be amortized to interest expense.

        Borrowings of FSEP Funding will be considered borrowings by us for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

Total Return Swap

        On August 11, 2011, our wholly-owned special purpose financing subsidiary, EP Investments, entered into the TRS with Citibank. On May 11, 2012, EP Investments entered into an amendment to the TRS to increase the maximum market value of the aggregate amount of assets which may be subject to the TRS from $25,000 to $100,000, and on October 11, 2012, EP Investments entered into a second amendment to the TRS to increase this amount from $100,000 to $200,000.

        The TRS with Citibank enables us, through our ownership of EP Investments, to obtain the economic benefit of owning the assets subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to EP Investments borrowing funds to acquire assets and incurring interest expense to a lender.

        The obligations of EP Investments under the TRS are non-recourse to us and our exposure under the TRS is limited to the value of our investment in EP Investments, which generally will equal the value of cash collateral provided by EP Investments under the TRS. Pursuant to the terms of the TRS, EP Investments may select one or more assets with a maximum aggregate market value (determined at the time each such asset becomes subject to the TRS) of $200,000, or such greater amount as may be agreed to by Citibank. Securities proposed by EP Investments to be included in the TRS will be approved or rejected by Citibank, in its sole discretion, on a trade-by-trade basis. EP Investments is required to initially cash collateralize a percentage of each asset (such percentage to be proposed in each instance by EP Investments and accepted or rejected by Citibank in its sole discretion) included under the TRS in accordance with margin requirements described in the TRS Agreement. Under the terms of the TRS, EP Investments has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral nor any other assets of EP Investments are available to pay our debts.

        Pursuant to the terms of an investment management agreement that we entered into with EP Investments, we act as the manager of the rights and obligations of EP Investments under the TRS, including selecting the specific assets to be included in the TRS. Accordingly, the assets selected by EP Investments for purposes of the TRS are selected by us in accordance with our investment objectives and strategy to generate current income and long-term capital appreciation. In addition, pursuant to the terms of the TRS, EP Investments may select any loan or other obligation available in the market to be included in the TRS that meets the obligation criteria set forth in the TRS Agreement.

        Each asset included in the TRS must meet criteria described in the TRS Agreement, including a requirement that each asset be rated by Moody's and S&P and quoted by a nationally-recognized pricing service. EP Investments receives from Citibank all interest and fees payable in respect of the assets included in the TRS. EP Investments pays to Citibank interest at a rate equal to one-month LIBOR plus 1.30% per annum on the full notional amount of the assets subject to the TRS. In addition, upon the termination or repayment of any asset subject to the TRS, EP Investments will either receive from Citibank the appreciation in the value of such asset or pay to Citibank any depreciation in the value of such asset.

        Under the terms of the TRS, EP Investments may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral that may be required to be posted by EP Investments is determined primarily on the basis of the aggregate value of the underlying assets. The limit on the additional collateral that EP Investments may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the assets underlying the TRS and the amount of cash collateral already posted by EP Investments (determined without consideration of the initial cash collateral posted for each asset included in the TRS).

        We have no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. We may, but are not obligated to, increase our equity investment in EP Investments for the purpose of funding any additional collateral or payment obligations for which EP Investments may become obligated during the term of the TRS. If we do not make any such additional investment in EP Investments and EP Investments fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by EP Investments under the TRS.

        Citibank may terminate the TRS on or after May 11, 2013. EP Investments may terminate the TRS, in whole or in part with respect to any asset subject to the TRS, at any time upon providing no more than 30 days, and no less than 7 days, prior notice to Citibank. EP Investments will pay Citibank customary fees in connection with the establishment and maintenance of the TRS.

        The value of the TRS is based primarily on the valuation of the underlying portfolio of assets subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying asset in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the asset in the open market. Citibank reports the mark-to-market values of the underlying assets to EP Investments.

        As of December 31, 2012 and 2011, the fair value of the TRS was $3,141 and $121, respectively. The fair value of the TRS is reflected as unrealized appreciation (depreciation) on total, return swap on our consolidated balance sheets. The change in value of the TRS is reflected in our consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of December 31, 2012, EP Investments had selected 22 underlying assets with a total notional amount of $131,632 and posted $56,876 in cash collateral held by Citibank (of which only $53,565 was required to be posted), which is reflected in due from counterparty on our consolidated balance sheets. As of December 31, 2011, EP Investments had selected six underlying assets with a total notional amount of $12,205 and posted $7,878 in cash collateral held by Citibank (of which only $5,096 was required to be posted), which is reflected in due from counterparty on our consolidated balance sheets.

        For purposes of the asset coverage ratio test applicable to us as a BDC, we treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by EP Investments under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

        Further, for purposes of Section 55(a) under the 1940 Act, we treat each asset underlying the TRS as a qualifying asset if the obligor on such asset is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. See "Regulation." We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Year Ended December 31,	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidation Preference per Unit(3)	Average Market Value per Unit(4) (Exclude Bank Loans)
2010	$—	—	—	N/A
2011	$27,627	3.45	—	N/A
2012	$263,299	3.29	—	N/A

(1)
Total amount (in thousands) of each class of senior securities outstanding at the end of the period presented.

(2)
Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

(3)
The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The "—" in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)
Not applicable because senior securities are not registered for public trading.

 INVESTMENT OBJECTIVES AND STRATEGY

        We were organized on September 16, 2010 to invest primarily in income-oriented securities of privately-held Energy companies and commenced operations on July 18, 2011. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, we have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

        We are managed by FS Advisor, a registered investment adviser under the Advisers Act, which oversees the management of our operations and is responsible for making investment decisions for our portfolio. FS Advisor has engaged GSO to act as our investment sub-adviser. GSO assists FS Advisor in identifying investment opportunities and makes investment recommendations for approval by FS Advisor, according guidelines set by FS Advisor. GSO, a registered investment adviser under the Advisers Act, is one of the world's largest credit platforms in the alternative asset business with approximately $58.1 billion in assets under management as of March 31, 2013. GSO is the credit platform of Blackstone.

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. We consider Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of beneficial interest, or our common shares, of any such change. We concentrate our investments on debt securities in Energy companies that we believe have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for our investments. We may also make select equity investments in certain Energy companies meeting our investment objectives of current income generation and long-term capital appreciation. Our primary area of focus will be the upstream, midstream and power sub-sectors of the Energy industry; however, we broadly define our "Energy Investment Universe" as follows:

  •
  Upstream—businesses that find, develop and extract energy resources, including natural gas, crude oil and coal, from onshore and offshore reservoirs;

  •
  Midstream—businesses that gather, process, store and transmit energy resources and their by-products, including businesses that own pipelines, gathering systems, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

  •
  Downstream—businesses that refine, market and distribute refined energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers;

  •
  Service and Equipment—businesses that provide services and/or equipment to aid in the exploration and production of oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets; and

  •
  Power—businesses engaged in the generation, transmission and distribution of power and electricity or in the production of alternative energy.

        Our investment objectives are to generate current income and long-term capital appreciation. We seek to meet our investment objectives by:

  •
  utilizing the experience and expertise of FS Advisor and GSO in sourcing, evaluating and structuring transactions;

  •
  employing a conservative investment approach focused on current income and long-term investment performance;

  •
  focusing primarily on debt investments in a broad array of private Energy companies within the United States;

  •
  making select equity investments in certain Energy companies that have strong growth potential;

  •
  investing primarily in established, stable enterprises with positive cash flow and strong asset and collateral coverage so as to limit the risk of potential principal loss; and

  •
  maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative events within our portfolio.

        Our portfolio is comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately-held Energy companies within the United States. We intend to weight our portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, we expect to invest in primary market transactions and originated investments as this will provide us with the ability to tailor investments to best match a project's or company's needs with our investment objectives. Our portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that we believe will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in MLPs. MLPs are entities that (i) are structured as limited partnerships or limited liability companies, (ii) are publicly traded, (iii) satisfy certain requirements to be treated as partnerships for federal income tax purposes and (iv) primarily own and operate Midstream and Upstream Energy companies. In connection with certain of our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We expect that the size of our individual investments will generally range between $5 million and $25 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of FS Advisor, subject to oversight by our board of trustees.

        As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with FS Advisor or GSO in transactions originated by FS Advisor or GSO or their respective affiliates unless we obtain an exemptive order from the SEC or co-invest alongside FS Advisor or GSO or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FS Advisor, GSO and their respective affiliates, as applicable. However, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FS Advisor and its affiliates, including FS Investment Corporation and FS Investment Corporation II. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will continue to be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance. Prior to obtaining exemptive relief, we also intend to co-invest alongside FS Advisor and its affiliates only in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

        To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of FS Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See "Risk Factors—Risks Related to Debt Financing" for a discussion of the risks inherent in employing leverage.

        While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While our offering price, which exceeds our net asset value per share, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our common shares will not be listed on a national securities exchange, our shareholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our common shares may be volatile.

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. We are not obligated to repurchase common shares and, if we do so, common shares will be repurchased at a discount of 10% from the current offering price at the time of such repurchase. The first such tender offer commenced in August 2012. This will be the only method by which our shareholders may obtain liquidity prior to a liquidity event. See "Share Repurchase Program." Therefore, shareholders may not be able to sell their common shares promptly or at a desired price. If shareholders are able to sell their common shares, it is likely they will have to sell them at a significant discount to their purchase price.

        We do not currently intend to list our common shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We intend to seek to complete a liquidity event within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common shares on a national securities exchange, shareholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our common shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease. See "Liquidity Strategy" for a discussion of what constitutes a liquidity event. However, there can be no assurance that we will be able to complete a liquidity event.

Status of Our Continuous Public Offering

        Since commencing our continuous public offering and through April 15, 2013, we have sold 89,341,392 common shares (as adjusted for share distributions) for gross proceeds of approximately $901.6 million. As of April 15, 2013, we had raised total gross proceeds of approximately $921.8 million, including $200,000 of seed capital contributed by the principals of FS Advisor in December 2010 and approximately $20.0 million from common shares sold pursuant to a private placement to certain members of our board of trustees and individuals and entities affiliated with FS Advisor and GSO. The following table summarizes the sales of our common shares in our continuous public offering on a quarterly basis during 2011, 2012 and 2013. Dollar amounts are presented in thousands, except share and per share data:

	Common Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
Fiscal 2011
September 30	1,510,578	$9.63	$14,546
December 31	3,968,746	9.78	38,826

	5,479,324	9.74	53,372
Fiscal 2012
March 31	7,013,305	9.82	68,894
June 30	13,322,112	9.92	132,125
September 30	16,718,150	9.98	166,926
December 31	19,769,038	10.15	200,730

	56,822,605	10.01	568,675
Fiscal 2013
March 31	22,988,212	10.30	236,890
June 30 (through April 15, 2013)	4,051,251	10.53	42,663

	27,039,392	10.34	279,553

	89,341,392	$10.09	$901,600

(1)
The number of common shares sold includes 34,002, 1,097,004 and 1,038,066 common shares purchased through our distribution reinvestment plan during 2011, 2012 and 2013, respectively.

(2)
The number of common shares sold and the average sales price per share have been retroactively adjusted to reflect the share distribution issued subsequent to the date at which the common shares were sold. All common shares reflected in the table were sold at prices between $8.91 and $10.60 per share, depending on the offering price then in effect and the amount of discounts or commissions waived by us or the dealer manager. The public offering price of our common shares is subject to adjustment depending, in part, on our net asset value. See "Plan of Distribution—General" for a summary of adjustments we have made to our per share public offering price and the closing date on which such adjustments were first effective.

Portfolio Update

        During the year ended December 31, 2012, we made investments in portfolio companies totaling $826.0 million. During the same period, we sold investments for proceeds of $175.8 million and received principal repayments of $68.4 million. As of December 31, 2012, our investment portfolio, with a total fair value of $701.2 million, consisted of interests in 64 portfolio companies (29% in first lien senior secured loans, 10% in second lien senior secured loans, 5% in senior secured bonds, 49% in subordinated debt and 7% in equity/other). The portfolio companies that comprised our portfolio as of such date had an average annual EBITDA of approximately $504.1 million. As of December 31, 2012, the investments in our portfolio were purchased at a weighted average price of 97.6% of par or stated value, as applicable, the weighted average credit rating of the investments in our portfolio that were rated (constituting approximately 86.8% of our portfolio based on the fair value of our investments) was B3 based upon ratings scale employed by Moody's and our estimated gross annual portfolio yield, prior to leverage, was 9.7% based upon the purchase price of our investments. Our gross annual portfolio yield, prior to leverage, represents the expected yield to be generated by us on our investment portfolio based on the composition of our portfolio as of December 31, 2012. The portfolio yield does not represent an actual investment return to shareholders.

        Based on our regular semi-monthly cash distribution rate of $0.026824 per share as of December 31, 2012 and our public offering price of $10.40 per share as of such date, the annualized distribution rate to shareholders as of December 31, 2012 was 6.19%. The distribution rate to shareholders does not represent an actual investment return to shareholders and may include income, realized capital gains and a return of investors' capital. Our gross annual portfolio yield and distribution rate to shareholders are subject to change and in the future may be greater or less than the rates set forth above. See "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

        The following is our investment portfolio as of December 31, 2012:

Portfolio Company(a)	Industry	Principal Amount(b) (in thousands)	Amortized Cost (in thousands)
Senior Secured Loans—First Lien—29%
Boomerang Tube, LLC, L+950, 1.5% LIBOR Floor, 10/11/17(c)	Service & Equipment	$14,813	$14,384
Crestwood Holdings LLC, L+825, 1.5% LIBOR Floor, 3/26/18(c)	Midstream	21,573	21,710
Dynegy Midwest Generation LLC (CoalCo), L+775, 1.5% LIBOR Floor, 8/5/16(c)	Power	4,947	5,029
Dynegy Power, LLC (GasCo), L+775, 1.5% LIBOR Floor, 8/5/16(c)	Power	5,052	5,129
EquiPower Resources Holdings, LLC, L+425, 1.3% LIBOR Floor, 12/21/18(c)	Power	1,995	2,002
FREIF North American Power I LLC (TLB), L+450, 1.5% LIBOR Floor, 3/29/19	Power	2,786	2,738
FREIF North American Power I LLC (TLC), L+450, 1.5% LIBOR Floor, 3/29/19	Power	440	432
Hudson Products Holdings Inc., Prime+475, 6/7/17	Service & Equipment	1,671	1,671
LSP Madison Funding, LLC, L+425, 1.3% LIBOR Floor, 6/28/19(c)	Power	1,864	1,820
NANA Development Corp., L+550, 1.5% LIBOR Floor, 7/22/16	Service & Equipment	1,646	1,620
Panda Sherman Power, LLC, L+750, 1.5% LIBOR Floor, 9/14/18(c)	Power	909	896
Panda Temple Power, LLC (TLA), L+700, 1.5% LIBOR Floor, 7/17/18	Power	15,000	14,716
Panda Temple Power, LLC (TLB), L+1000, 1.5% LIBOR Floor, 7/17/18	Power	40,000	39,240
Rice Drilling B LLC, Prime+400, 4.0% Prime Floor, 6/30/14	Upstream	45,000	44,179
Star West Generation LLC, L+450, 1.5% LIBOR Floor, 5/17/18(c)	Power	8,338	8,316
Tallgrass Operations, LLC, L+400, 1.3% LIBOR Floor, 11/13/18(c)	Midstream	2,342	2,319
Texas Competitive Electric Holdings Co. LLC, L+450, 10/10/17(c)	Power	40,009	26,229
Total Safety U.S., Inc., L+625, 1.3% LIBOR Floor, 10/31/17(c)	Service & Equipment	8,211	8,132
Willbros United States Holdings, Inc., L+750, 2.0% LIBOR Floor, 6/30/14(c)	Service & Equipment	5,438	5,360

Total Senior Secured Loans—First Lien			205,922
Unfunded Loan Commitments			(10,000)

Net Senior Secured Loans—First Lien			195,922

Senior Secured Loans—Second Lien—10%
Brand Energy & Infrastructure Services, Inc., L+975, 1.3% LIBOR Floor, 10/23/19(c)	Service & Equipment	23,000	22,039
Brock Holdings III, Inc., L+825, 1.8% LIBOR Floor, 3/16/18(c)	Service & Equipment	17,693	17,663
EquiPower Resources Holdings, LLC, L+850, 1.5% LIBOR Floor, 6/21/19(c)	Power	8,000	7,850
Southern Pacific Resource Corp., Prime+750, 1/7/16(c)	Upstream	4,470	4,523
Venoco, Inc., L+700, 1.5% LIBOR Floor, 6/30/17	Upstream	9,821	9,632
WP CPP Holdings, LLC, L+925, 1.3% LIBOR Floor, 6/28/20(c)	Service & Equipment	10,000	9,900

Total Senior Secured Loans—Second Lien			71,607

Senior Secured Bonds—5%
CEMEX Finance LLC, 9.4%, 10/12/22(c)	Service & Equipment	4,900	5,089
CVR Refining, LLC, 6.5%, 11/1/22(c)	Downstream	3,000	3,000
Edgen Murray Corp., 8.8%, 11/1/20(c)	Service & Equipment	2,200	2,185
Energy Future Intermediate Holding Co. LLC, 6.9%, 8/15/17(c)	Power	1,100	1,100
Energy Future Intermediate Holding Co. LLC, 11.8%, 3/1/22(c)	Power	10,000	10,525
Prince Mineral Holding Corp., 11.5%, 12/15/19(c)	Service & Equipment	3,250	3,212
Ryerson Inc., 9.0%, 10/15/17	Service & Equipment	1,300	1,300
Shale-Inland Holdings, LLC, 8.8%, 11/15/19(c)	Service & Equipment	7,000	6,955

Total Senior Secured Bonds			33,366

Portfolio Company(a)	Industry	Principal Amount(b) (in thousands)	Amortized Cost (in thousands)
Subordinated Debt—49%
Alta Mesa Holdings, L.P., 9.6%, 10/15/18(c)	Upstream	$42,616	$42,577
Antero Resources Finance Corp., 9.4%, 12/1/17(c)	Upstream	4,753	5,123
Atlas Pipeline Partners, L.P., 6.6%, 10/1/20(c)	Midstream	1,300	1,300
Aurora USA Oil & Gas, Inc., 9.9%, 2/15/17(c)	Upstream	21,250	21,853
BreitBurn Energy Partners L.P., 7.9%, 4/15/22(c)	Upstream	4,000	4,137
Chaparral Energy Inc., 8.3%, 9/1/21(c)	Upstream	4,000	4,087
Chaparral Energy Inc., 7.6%, 11/15/22(c)	Upstream	9,000	9,299
Comstock Resources, Inc., 9.5%, 6/15/20(c)	Upstream	12,000	11,463
Crestwood Midstream Partners L.P., 7.8%, 4/1/19(c)	Midstream	10,000	10,098
CrownRock, L.P., 10.0%, 8/15/16	Upstream	10,000	10,689
EP Energy LLC, 7.8%, 9/1/22(c)	Upstream	6,600	6,624
EPE Holdings LLC, 8.1%, 12/15/17(c)	Upstream	6,000	5,970
EPL Oil & Gas, Inc., 8.3%, 2/15/18(c)	Upstream	3,200	3,169
Era Group Inc., 7.8%, 12/15/22(c)	Service & Equipment	9,750	9,586
Everest Acquisition LLC, 9.4%, 5/1/20(c)	Upstream	14,250	14,250
Foresight Energy LLC, 9.6%, 8/15/17(c)	Upstream	4,000	4,117
Forest Oil Corp., 7.5%, 9/15/20(c)	Upstream	5,250	5,250
GulfMark Offshore, Inc., 6.4%, 3/15/22(c)	Service & Equipment	5,925	5,954
Halcón Resources Corporation, 8.9%, 5/15/21(c)	Upstream	11,750	11,791
Heckmann Corp., 9.9%, 4/15/18(c)	Service & Equipment	5,500	5,512
Hercules Offshore, Inc., 10.5%, 10/15/17(c)	Service & Equipment	5,000	5,053
Hiland Partners, L.P., 7.3%, 10/1/20(c)	Midstream	1,750	1,750
Legacy Reserves, L.P., 8.0%, 12/1/20(c)	Upstream	16,750	16,390
Lone Pine Resources Canada Ltd., 10.4%, 2/15/17(c)	Upstream	2,000	1,975
NRG Energy, Inc., 6.6%, 3/15/23(c)	Power	6,750	6,750
NRG Energy, Inc., 8.3%, 9/1/20(c)	Power	4,750	4,676
QR Energy, L.P., 9.3%, 8/1/20(c)	Upstream	15,000	15,114
Quicksilver Resources Inc., 7.1%, 4/1/16(c)	Upstream	2,250	2,155
Resolute Energy Corp., 8.5%, 5/1/20(c)	Upstream	10,800	10,986
Rex Energy Corp., 8.9%, 12/1/20(c)	Upstream	15,000	14,896
Samson Investment Co., 9.8%, 2/15/20(c)	Upstream	25,000	25,033
Sidewinder Drilling Inc., 9.8%, 11/15/19(c)	Service & Equipment	19,500	19,587
Silver II US Holdings, LLC, 7.8%, 12/15/20(c)	Service & Equipment	3,000	3,000
The Kenan Advantage Group, Inc., 8.4%, 12/15/18(c)	Service & Equipment	7,250	7,250
Vanguard Natural Resources, LLC, 7.9%, 4/1/20(c)	Upstream	4,750	4,750

Total Subordinated Debt			332,214

		Number of Shares	Amortized Cost
Equity/Other—7%(d)
Fortune Creek Co-Invest I L.P., LP Interest(e)	Midstream	N/A	23,345
Plains Offshore Operations Inc., Preferred Equity(c)	Upstream	209,227	20,776
Plains Offshore Operations Inc., Strike: $20.00, Warrants(c)	Upstream	405,378	689

Total Equity/Other			44,810

TOTAL INVESTMENTS—100.0%			$677,919

Total Return Swap	Notional Amount (in thousands)	Unrealized Appreciation (in thousands)
Citibank TRS Facility(f)	$131,632	$3,141

(a)
Security may be an obligation of one or more entities affiliated with the named company.

(b)
Denominated in U.S. dollars unless otherwise noted.

(c)
Security or portion thereof is held within FSEP Term Funding, LLC and is pledged as collateral supporting the amounts outstanding under the credit facility with Deutsche Bank AG, New York Branch. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Credit Facility."

(d)
Listed investments may be treated as debt for GAAP or tax purposes.

(e)
Investment denominated in Canadian dollars. Amortized cost and fair value are converted into U.S. dollars as of December 31, 2012.

(f)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap."

Capital Contribution by FS Advisor and GSO

        In December 2010, Michael C. Forman and David J. Adelman, the principals of FS Advisor, contributed an aggregate of $200,000 to purchase 22,444 common shares (as adjusted for share distributions) at $8.91 per share, which represents the initial public offering price (as adjusted for share distributions), net of selling commissions and dealer manager fees. The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains our investment adviser.

        In April 2011, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities controlled by each of them, 224,444 additional common shares (as adjusted for share distributions) at $8.91 per share (as adjusted for share distributions). The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains our investment adviser. In connection with the same private placement, certain members of our board of trustees and other individuals and entities affiliated with FS Advisor agreed to purchase 1,459,320 common shares (as adjusted for share distributions), and certain individuals and entities affiliated with GSO agreed to purchase 561,111 common shares (as adjusted for share distributions), in each case at a price of $8.91 per share (as adjusted for share distributions). In connection with the private placement, we issued an aggregate of 2,244,875 common shares (as adjusted for share distributions) for aggregate proceeds of approximately $20.0 million, upon satisfaction of the minimum offering requirement on July 18, 2011. As of April 15, 2013, we have sold an aggregate of 3,229,669 common shares (as adjusted for share distributions) for aggregate gross proceeds of approximately $28.9 million to members of our board of trustees and individuals and entities affiliated with FS Advisor and GSO, including common shares sold in the private placement conducted in April 2011.

Distributions

        We declared our first distribution on July 21, 2011. Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates and each shareholder's distributions will begin to accrue on the date we accept each shareholder's subscription for our common shares. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees.

        We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common shares. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FS Advisor. Each year a statement on Form 1099-DIV identifying the source of the distributions will be mailed to our shareholders. See "Material U.S. Federal Income Tax Considerations."

        We intend to continue to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless shareholders elect to receive their distributions in additional common shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. shareholder. See "Distributions" for the cash and share distributions declared and paid during 2011, 2012 and 2013 (through April 2013).

About FS Advisor

        FS Advisor is a subsidiary of our affiliate, Franklin Square Holdings, a national sponsor of alternative investment products designed for the individual investor. FS Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by the same personnel that form the investment and operations team of FB Income Advisor, LLC and FSIC II Advisor, LLC. FB Income Advisor, LLC and FSIC II Advisor, LLC are registered investment advisers that manage Franklin Square Holdings' two affiliated BDCs, FS Investment Corporation and FS Investment Corporation II, respectively. See "Risk Factors—Risks Related to FS Advisor and Its Affiliates" and "Certain Relationships and Related Party Transactions."

        FS Investment Corporation commenced operations on January 2, 2009 and is focused on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. As of December 31, 2012, FS Investment Corporation had total assets of approximately $4.3 billion. FS Investment Corporation II commenced operations on June 18, 2012 and pursues the same investment strategy as FS Investment Corporation. As of December 31, 2012, FS Investment Corporation II had total assets of approximately $709.3 million.

        Our president, chairman and chief executive officer, Michael C. Forman, has led FS Advisor since its inception. In 2007, he co-founded Franklin Square Holdings with the goal of delivering alternative investment solutions, advised by what Franklin Square Holdings believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FS Advisor, Mr. Forman currently serves as president, chairman and chief executive officer of FB Income Advisor, LLC, FS Investment Corporation, FSIC II Advisor, LLC and FS Investment Corporation II.

        FS Advisor's senior management team has significant experience in private lending, private equity and real estate investing, and has developed an expertise in using all levels of a firm's capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. FS Advisor was staffed with 34 employees as of April 15, 2013 and may retain additional investment personnel as our activities expand. We believe that the active and ongoing participation by Franklin Square Holdings and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FS Advisor's management team, will allow FS Advisor to successfully execute our investment strategy. See "Management" for biographical information regarding FS Advisor's senior management team.

        All investment decisions require the unanimous approval of FS Advisor's investment committee, which is currently comprised of Messrs. Forman, Adelman, Stahlecker and Klehr. Our board of trustees, including a majority of independent trustees, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FS Advisor and the compensation FS Advisor pays to GSO to determine that the provisions of the investment advisory and administrative services agreement and the investment sub-advisory agreement, respectively, are carried out. See "Investment Advisory and Administrative Services Agreement."

About GSO

        From time to time, FS Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FS Advisor believes will aid it in achieving our investment objectives. FS Advisor has engaged GSO to act as our investment sub-adviser. GSO assists FS Advisor in identifying investment opportunities and makes investment recommendations for approval by FS Advisor, according to guidelines set by FS Advisor. GSO's subsidiary, GDFM, serves as the investment sub-adviser to FS Investment Corporation and FS Investment Corporation II pursuant to investment sub-advisory agreements between GDFM and FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, the investment advisers to FS Investment Corporation and FS Investment Corporation II, respectively. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        GSO is the credit platform of Blackstone, a leading global asset manager. As of March 31, 2013, GSO and its affiliates, excluding Blackstone, managed approximately $58.1 billion of assets across multiple strategies within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. GSO has extensive experience investing in Energy companies. From 2005 through 2012, funds managed by GSO have invested approximately $13.9 billion in Energy companies, including approximately $8.0 billion in secured loans, $3.5 billion in bonds, $2.3 billion in equity and $100.0 million in bankruptcy claims. As sub-adviser, GSO utilizes its experience in Energy investing and makes recommendations to FS Advisor in a manner that is consistent with its existing investment and monitoring processes.

        Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $218.2 billion as of March 31, 2013. Blackstone's alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly traded closed-end mutual funds. Blackstone is a publicly traded limited partnership that has common units which trade on the New York Stock Exchange under the symbol "BX." Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone's periodic filings with the SEC, which can be obtained from Blackstone's website at http://ir.blackstone.com or the SEC's website at www.sec.gov.

Market Opportunity

        We believe that there are and will continue to be significant investment opportunities in income-oriented securities of privately-held Energy companies within the United States that will provide attractive risk-adjusted returns compared to other types of investments.

        Assets of Energy companies are growing both in size and importance to the global economy. The IEA's 2012 World Energy Outlook projects worldwide energy demand to grow 1.2% per annum from 2010-2035. This anticipated growth will need to be met with increased supply throughout the world. The IEA estimates that approximately $6.4 trillion must be invested in energy-supply infrastructure in the United States from 2012-2035 to support development of the long-lived energy assets that drive the production, transportation and use of energy and other commodities. Such investments are expected to be made across all sub-sectors of the Energy markets by approximately 15,700 private companies and approximately 370 public companies.

        Across Energy industry sub-sectors, we see multiple factors which will necessitate additional and continued capital infusion. Upstream companies face the inherent production declines of oil and natural gas reserves, which in turn require large annual capital inflows to replace such lost production. This is particularly true for the growing supply of natural gas and oil from the Utica, Permian, Marcellus and Eagle Ford shales, which in many cases have a first year production decline rate of over 75%. Developing many of these reservoirs requires increasingly complex drilling and completion techniques which cost considerably more than conventional techniques. In addition, the development of these new fields highlights that many of the Midstream assets throughout the U.S. are aging and are not ideally located, requiring that additional infrastructure be built to ensure this new supply reaches market. We believe these investment opportunities could increase significantly due to potential environmental regulations that are expected to impact certain fossil-fuel generation, particularly coal generation which comprises more than a third of current U.S. generation. We believe such market dynamics across these sub-sectors will present a large and growing investment opportunity for us.

        We believe that this large and varied asset class maintains the following attractive and distinct investment characteristics:

  •
  Stable Cash Flows. We seek to make investments in companies that have relatively stable cash flows. For example, we invest in Midstream companies that generate a substantial amount of their cash flow from contracted assets with limited commodity price risk. We invest in power companies that generate cash flow through a variety of contracts such as power purchase agreements which are intended to mitigate commodity price fluctuations. Our investments in Upstream companies generally focus on those companies which we believe have lower-risk, longer-lived assets that are generating strong cash flow and that have effectively hedged a portion of their production at known prices.

  •
  High Barriers to Entry. Due to the high cost of construction and the extensive time required to obtain all the necessary environmental and regulatory approvals required to construct new energy infrastructure assets, the barriers to enter the sector are high. For example, it can take up to 15 years to obtain the necessary regulatory approvals for, and to ultimately complete construction of, a new nuclear power generating facility. As a result, it may be difficult to replicate an existing network of integrated energy infrastructure assets. These barriers to entry create a competitive advantage for existing Energy companies with significant operations. We believe such barriers produce more operating leverage and, correspondingly, reduce market risk.

  •
  Steady Distributions with Attractive Growth Profiles. As mentioned above, national and global demand for Energy is expected to continue to expand over the long term due to growing demand from emerging markets, domestic economic growth, aging of existing infrastructure and the industry's dependence on fossil fuels, which are inherently finite resources. As Energy companies seek to finance these assets, we foresee a growing opportunity to make income-oriented investments. Given the strong asset value in much of the Energy industry, we believe there is significant support for additional debt within the capital structure of many Energy companies. This includes opportunities for senior debt, subordinated debt and equity securities with customarily increasing levels of risk and return. In general, we believe Energy companies will often seek to attract capital by paying investors a steady stream of current income with some opportunity to share in the long-term growth in their underlying markets. We believe such trends are well-aligned with our investment objectives.

Characteristics of and Risks Related to Investments in Private Companies

        We invest primarily in income-oriented securities of privately-held companies within the United States. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their debt and equity securities that we hold. Second, the investments themselves may often be illiquid. The securities of many of the companies in which we invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FS Advisor and/or GSO to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in investing in, these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

        Our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. In accordance with the best interests of our shareholders, FS Advisor monitors our targeted investment mix as economic conditions evolve.

        When identifying prospective portfolio companies, we focus primarily on the attributes set forth below, which we believe help us generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

  •
  Deeply-Rooted Asset Value. We seek to invest in companies that have significant asset value rather than speculative investments that rely solely on rising energy commodity prices, exploratory drilling success or factors beyond the control of a portfolio company. We focus on Energy companies that have strong potential for enhancing asset value through factors within their control. Examples of these types of factors include operating cost reductions and revenue increases driven by improved operations of previously under-performing or under-exploited assets. Such investments are expected to have significant collateral coverage and downside protection irrespective of the broader economy.

  •
  Defensible Market Positions. We seek to invest in companies that have developed strong positions within their sub-sector and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

  •
  Proven Management Teams. We focus on companies that have experienced management teams with an established track record of success. We typically require our portfolio companies to have proper incentives in place to align management's goals with ours.

  •
  Commodity Price Management. We seek to invest in companies that appropriately manage their commodity price exposure through the use of hedging with highly-rated counterparties, contracts such as power purchase agreements or tolling agreements and other instruments that seek to minimize the company's exposure to significant commodity price swings.

  •
  Allocation Among Various Issuers and Industries. We seek to allocate our portfolio broadly among issuers and sub-sectors within the Energy Investment Universe, thereby attempting to reduce the risk of a downturn in any one company or sub-sector having a disproportionate adverse impact on the value of our portfolio.

  •
  Viable Exit Strategy. We attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

Potential Competitive Strengths

        We believe that we offer our investors the following potential competitive strengths:

        Global Platform with Seasoned Investment Professionals. We believe that the breadth and depth of the experience of FS Advisor's senior management team, together with the wider resources of GSO's investment team, which is dedicated to sourcing, structuring, executing, monitoring and harvesting a broad range of private investments, provide us with a significant competitive advantage in sourcing and analyzing attractive investment opportunities worldwide.

        Long-Term Investment Horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, we are not required to return capital to our shareholders once we exit a portfolio investment. Such funds typically can only be invested once and must be returned to investors after a specific time period. These provisions often force private equity and venture capital funds to seek liquidity events, including initial public offerings, mergers or recapitalizations, more quickly than they otherwise might, potentially resulting in a lower return to investors. We believe that freedom from such capital return requirements, which allows us to invest using a longer-term focus, provides us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

        GSO Transaction Sourcing Capability. FS Advisor seeks to leverage GSO's significant access to transaction flow. GSO seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints as discussed under "Regulation" and the allocation policies of GSO and its affiliates, as applicable, also through GSO's proprietary origination channels. These include significant contacts to participants in the credit and leveraged finance marketplace, which it can draw upon in sourcing investment opportunities for us. With respect to syndicate and club deals, GSO has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GSO's origination channel, FS Advisor seeks to leverage the global presence of GSO and its long-standing personal contacts within the Energy industry to generate access to a substantial amount of originated transactions with attractive investment characteristics. We believe that the broad network of GSO will produce a significant amount of investment opportunities for us. GSO also has a significant trading platform, allowing us access to the secondary market for investment opportunities.

        Disciplined, Income-Oriented Investment Philosophy. FS Advisor and GSO employ a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

        Investment Expertise Across All Levels of the Corporate Capital Structure. FS Advisor and GSO believe that their broad expertise and experience investing at all levels of a company's capital structure enable us to manage risk while affording us the opportunity for significant returns on our investments. We attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions. In addition, we seek to leverage this broad-ranging capability to enable us to provide Energy companies with financing that most closely aligns with their particular capital needs. We believe that such flexibility is valuable to Energy companies and provides us with a competitive advantage over other capital providers that are more limited in the securities in which they invest.

Operating and Regulatory Structure

        Our investment activities are managed by FS Advisor and supervised by our board of trustees, a majority of whom are independent. Under our investment advisory and administrative services agreement, we have agreed to pay FS Advisor an annual base management fee based on our gross assets as well as incentive fees based on our performance. See "Investment Advisory and Administrative Services Agreement" for a description of the fees we pay to FS Advisor.

        From time to time, FS Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills or attributes that FS Advisor believes will aid it in achieving our investment objectives. FS Advisor has engaged GSO to act as our investment sub-adviser. GSO assists FS Advisor in identifying investment opportunities and makes investment recommendations for approval by FS Advisor according to guidelines set by FS Advisor. FS Advisor oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FS Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FS Advisor assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

        For providing these services, facilities and personnel, we reimburse FS Advisor for administrative expenses it incurs in performing its obligations. The amount of this reimbursement is set at the lesser of (1) FS Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FS Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third party providers known to be available. In addition, our board of trustees considers whether any single third party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees compares the total amount paid to FS Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FS Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FS Advisor.

        We have contracted with State Street Bank and Trust Company to provide various accounting and administrative services. We have contracted with Vigilant Compliance Services, LLC to provide us with a chief compliance officer, Salvatore Faia, the president of that firm.

        As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt will be limited in certain significant respects pursuant to the 1940 Act. Within the limits of existing regulation, we will adjust our use of debt, according to market conditions, to the level we believe will allow us to generate maximum risk-adjusted returns. See "Regulation." We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

Investment Types

  Senior Debt

        Senior debt is situated at the top of the capital structure. Because this debt has priority in payment, it carries the least risk among all investments in a firm. Generally, senior debt in which we may invest is expected to have a maturity period of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Senior debt is comprised of first lien and second lien debt positions. Second lien debt is granted a second priority security interest in the assets of the borrower. Generally, we expect that the variable interest rate on our first lien debt typically will range between 2.0% and 6.0% over a standard benchmark, such as the prime rate or LIBOR. We expect that the variable interest rate on second lien debt will range between 4.0% and 8.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments.

  Subordinated Debt

        In addition to senior debt, we may also invest a portion of our assets in subordinated debt of private companies. Subordinated debt usually ranks junior in priority of payment to first lien and second lien secured loans and is often unsecured, but is situated above preferred equity and common stock in the capital structure. In return for their junior status compared to first lien and second lien secured loans, subordinated debt typically offers higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt securities have maturities of five to ten years. Generally, we expect these securities to carry a fixed or a floating interest rate of 6.0% to 12.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be PIK.

  Preferred Equity

        Preferred equity typically includes a stated value or liquidation preference structurally ahead of common equity holders. Holders of preferred equity can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. Preferred equity can also include a conversion feature whereby the securities convert into common stock based on established parameters according to set ratios. We seek to invest in primarily income-oriented equity securities of Energy companies in a manner consistent with our status as a BDC.

  Other Equity Securities

        We may also invest in other equity securities which are typically structurally subordinate to all other securities within the capital structure and do not have a stated maturity. As compared to more senior securities, equity interests have greater risk exposure, but also have the potential to provide a higher return. Some of these investments may take the form of common units in MLPs. MLPs typically pay their unitholders quarterly distributions, offering investors a current yield and the opportunity for a more stable return profile.

  Net Profits Interests, Royalty Interests, Volumetric Production Payments, or VPPs

        We may invest in energy-specific non-operating investments including net profits interests, royalty interests or VPPs. Such non-operating interests do not include the rights and obligations of operating a mineral property (costs of exploration, development, operation) and do not bear any part of the net losses. Net profits interests and royalty interests are contractual agreements whereby the holders of such interests are entitled to a portion of the mineral production or proceeds therefrom. A VPP is a type of structured investment whereby the owner sells a specific volume of production in a field or property to an investor and the investor receives a specific quota of production on a monthly basis in either raw output or proceeds therefrom. A VPP is typically set to expire after a certain length of time or after a specified aggregate total volume of the commodity has been delivered. If the producer cannot meet the supply quota for a given period, the supply obligation rolls forward to future cycles until the buyer is made financially whole.

  Non-U.S. Securities

        We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.

Sources of Income

        The primary means through which our shareholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time each investment is made and monitoring fees paid throughout the term of our investments. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment, while monitoring fees generally range from 0.25% to 1.0% of the purchase price of an investment annually. In addition, we may generate revenues in the form of commitment, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees and performance-based fees.

Risk Management

        We seek to limit the downside potential of our investment portfolio by:

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  applying our investment strategy guidelines for portfolio investments;

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  requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;

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  allocating our portfolio among various issuers and industries, size permitting, with an adequate number of companies, across different sub-sectors of the Energy industry, with different types of collateral; and

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  negotiating or seeking debt and other securities with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

        Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights. We may also enter into interest rate hedging transactions at the sole discretion of FS Advisor. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.

  Affirmative Covenants

        Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender's monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

  Negative Covenants

        Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender's investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender's approval. In addition, certain covenants restrict a borrower's activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

        The investment professionals employed by FS Advisor and GSO have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Our Transaction Process

  Sourcing

        In order to source transactions, FS Advisor seeks to leverage GSO's significant access to transaction flow, along with GSO's trading platform, which allows for access to the syndicated loan market, a key source of investment opportunities for us. GSO seeks to generate investment opportunities through its trading platform, through syndicate and club deals and, subject to regulatory constraints and the allocation policies of GSO and its affiliates, as applicable, through GSO's proprietary origination channels. With respect to syndicate and club deals, GSO has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GSO's origination channel, FS Advisor seeks to leverage the global presence of GSO to generate access to originated transactions with attractive investment characteristics. We believe that the broad networks of FS Advisor and GSO will produce a significant pipeline of investment opportunities for us.

  Evaluation

        Initial Review. In its initial review of an investment opportunity to present to FS Advisor, GSO's transaction team examines information furnished by the target company and external sources, including rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by FS Advisor, within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated GSO research analyst, the results of which are available for the transaction team to review. In the case of a primary transaction, FS Advisor and GSO conduct detailed due diligence investigations as necessary.

        Credit Analysis/Due Diligence. Before undertaking an investment, the transaction team conducts a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

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  a full operational analysis to identify the key risks and opportunities of the target's business, including a detailed review of historical and projected financial results;

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  a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

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  on-site visits, if deemed necessary;

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  background checks to further evaluate management and other key personnel;

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  a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

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  financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

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  a review of management's experience and track record.

        When possible, our advisory team seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

  Execution

        Recommendation. FS Advisor has engaged GSO to identify and recommend investment opportunities for its approval. GSO seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its transaction process, which includes (i) the pre-review of each opportunity by one of its portfolio managers to assess the general quality, value and fit relative to our portfolio, (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments and (iii) ultimate approval of investment recommendations by GSO's investment committee.

        Approval. After completing its internal transaction process, GSO makes formal recommendations for review and approval by FS Advisor. In connection with its recommendation, it transmits any relevant underwriting material and other information pertinent to the decision-making process. In addition, GSO makes its staff available to answer inquiries by FS Advisor in connection with its recommendations. The consummation of a transaction requires unanimous approval of the members of FS Advisor's investment committee.

  Monitoring

        Portfolio Monitoring. FS Advisor, with the help of GSO, monitors our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, FS Advisor and GSO work closely with the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company's business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company's board of directors or similar governing body.

        Typically, FS Advisor and GSO receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. FS Advisor and GSO use this data, combined with due diligence gained through contact with the company's customers, suppliers, competitors, market research and other methods, to conduct an ongoing, rigorous assessment of the company's operating performance and prospects.

        In addition to various risk management and monitoring tools, FS Advisor uses an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. FS Advisor uses an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description
1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company's business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend possible, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.

        FS Advisor monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with valuing our assets, our board of trustees reviews these investment ratings on a quarterly basis. In the event that our board of trustees or advisory team determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, they will attempt to sell the asset in the secondary market, if applicable, or to implement a plan to attempt to exit the investment or to correct the situation.

        The following table shows the distribution of our investments on the 1 to 5 investment rating scale at fair value as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
Investment Rating	Investments at Fair Value	Percentage of Portfolio	Investments at Fair Value	Percentage of Portfolio
1	$34,149	5%	$5,087	5%
2	636,590	91%	85,077	93%
3	3,677	1%	1,478	2%
4	26,756	3%	—	—
5	—	—	—	—

	$701,172	100%	$91,642	100%

        The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

        Valuation Process. Each quarter, we value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of trustees determines the fair value of such investments in good faith, utilizing the input of management, our valuation committee, FS Advisor and any other professionals or materials that our board of trustees deems worthy and relevant, including GSO, independent third-party pricing services and independent third-party valuation firms, if applicable. See "Determination of Net Asset Value."

        Managerial Assistance. As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, FS Advisor or GSO will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than FS Advisor or GSO, will retain any fees paid for such assistance.

  Exit

        We attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio will continue to be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

Staffing

        We do not currently have any employees. Each of our executive officers described under "Management" aside from our chief compliance officer, Salvatore Faia, is a principal, officer or employee of FS Advisor, which manages and oversees our investment operations. Mr. Faia is not affiliated with FS Advisor. In the future, FS Advisor may retain additional investment personnel based upon its needs. See "Investment Advisory and Administrative Services Agreement."

Facilities

        Our administrative and principal executive offices are located at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104. We believe that our office facilities are suitable and adequate for our business as it is presently conducted.

Legal Proceedings

        Neither we nor FS Advisor is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against FS Advisor. From time to time, we and individuals employed by FS Advisor may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

 DETERMINATION OF NET ASSET VALUE

        We determine the net asset value of our investment portfolio each quarter. Securities that are publicly traded are valued at the reported closing price on the valuation date. Securities that are not publicly traded are valued at fair value as determined in good faith by our board of trustees. In connection with that determination, FS Advisor provides our board of trustees with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        ASC Topic 820 issued by the FASB clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

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  our quarterly valuation process begins with FS Advisor's management team providing a preliminary valuation of each portfolio company or investment to our valuation committee, which valuation may be obtained from our sub-adviser or an independent valuation firm, if applicable;

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  preliminary valuation conclusions are then documented and discussed with our valuation committee;

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  our valuation committee reviews the preliminary valuation and FS Advisor's management team, together with our independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee; and

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  our board of trustees discusses valuations and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FS Advisor, the valuation committee and any third-party valuation firm, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on our consolidated financial statements. Below is a description of factors that our board of trustees may consider when valuing our debt and equity investments.

        Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of trustees may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. Our board of trustees, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        Our board of trustees may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of trustees may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

        If we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, our board of trustees will allocate the cost basis in the investment between the debt securities and any such warrants or other equity securities received at the time of origination. Our board of trustees will subsequently value these warrants or other equity securities received at fair value.

        The fair values of our investments are determined in good faith by our board of trustees. Our board of trustees is solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process.

        Our investments as of December 31, 2012 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, we valued all of our investments by using an independent third-party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. One senior secured loan investment, for which broker quotes were not available, was valued by an independent valuation firm, which determined the fair value of such investment by considering, among other factors, the borrower's ability to adequately service its debt, prevailing interest rates for like investments, call features and other relevant terms of the debt. All of our equity/other investments were valued by the same independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. We valued the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to us for review and testing. Our valuation committee and board of trustees review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our valuation committee or board of trustees has any questions or concerns regarding the valuation of the assets underlying the

TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional information on the TRS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap."

        Our investments as of December 31, 2011 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, we valued all of our investments by using an independent third party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. Our one equity investment and one of our subordinated debt investments, both of which were newly issued and purchased near December 31, 2011, were valued at cost, as our board of trustees determined that the cost of each such investment was the best indication of its fair value. We valued the TRS in accordance with the TRS Agreement, as described above.

        We periodically benchmark the bid and ask prices we receive from the third-party pricing service against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), we believe that these valuation inputs are classified as Level 3 within the fair value hierarchy. We may also use other methods to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through our third-party pricing service or independent dealers, including the use of an independent valuation firm. We will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which we purchase and sell our investments. Our valuation committee and board of trustees reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

Determinations in Connection With Offerings

        We are offering our common shares on a continuous basis at a price of $10.70 per share as of April 16, 2013; however, to the extent that our net asset value per share increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who subscribe for our common shares in our continuous public offering must submit subscriptions for a certain dollar amount, rather than a number of our common shares and, as a result, may receive fractional common shares. The minimum permitted purchase is $5,000 of our common shares. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years.

        In connection with each semi-monthly closing on the sale of common shares offered pursuant to this prospectus on a continuous basis, our board of trustees or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling common shares at a price per share which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share. Our board of trustees or a committee thereof will consider the following factors, among others, in making such determination:

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  the net asset value per share of our common shares disclosed in the most recent periodic report we filed with the SEC;

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  our management's assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our common shares; and

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  the magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our management's assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of our common shares at the date of closing.

        Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our common shares, but instead it involves the determination by our board of trustees or a committee thereof that we are not selling our common shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the closing and sale is made.

        To the extent that there is a possibility that we may (i) issue our common shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share of our common shares at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of our common shares pursuant to this prospectus if the net asset value per share fluctuates by certain amounts in certain circumstances until this prospectus is amended, our board of trustees or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

        These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common shares offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

 MANAGEMENT

        Pursuant to our declaration of trust and bylaws, our business and affairs are managed under the direction of our board of trustees. The responsibilities of our board of trustees include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of trustees has an audit committee, a valuation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Our board of trustees is tasked with the same level of responsibility and performs the same role as a board of directors for a corporation. Each trustee will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Although the number of trustees may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent trustee. Any trustee may resign at any time and may be removed with or without cause by the shareholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the trustee is to be removed.

        A vacancy created by an increase in the number of trustees or the death, resignation, removal, adjudicated incompetence or other incapacity of a trustee may be filled only by a vote of a majority of the remaining trustees. As provided in our declaration of trust, nominations of individuals to fill the vacancy of a board seat previously filled by an independent trustee will be made by the remaining independent trustees.

Board of Trustees and Executive Officers

        Our board of trustees consists of ten members, six of whom are not "interested persons" of us or FS Advisor as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent trustees. Our declaration of trust was reviewed and unanimously approved by a vote of the trustees, including a majority of our independent trustees. Members of our board of trustees will be elected annually at our annual meeting of shareholders. We are prohibited from making loans or extending credit, directly or indirectly, to our trustees or executive officers under Section 402 of the Sarbanes-Oxley Act.

        Through its direct oversight role, and indirectly through its committees, our board of trustees performs a risk oversight function for us consisting of, among other things, the following activities: (1) at regular and special board of trustees meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to our performance and operations; (2) reviewing and approving, as applicable, our compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with, or reviewing reports prepared by, the representatives of key service providers, including our investment adviser, administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; and (5) engaging the services of our chief compliance officer to test our compliance procedures and our service providers. Mr. Forman, who is not an independent trustee, serves as both the chief executive officer and chairman of our board of trustees. Our board of trustees feels that Mr. Forman, as our co-founder and chief executive officer, is the trustee with the most knowledge of our business strategy and is best situated to serve as chairman of the board of trustees. Our declaration of trust, as well as regulations governing BDCs generally, requires that a majority of the board of trustees be independent trustees. Our board of trustees does not currently have a lead independent trustee. Our board of trustees, after considering various factors, has concluded that its structure is appropriate given our current size and complexity.

Trustees

        Information regarding our board of trustees is set forth below. We have divided the trustees into two groups—interested trustees and independent trustees. The address for each trustee is c/o FS Energy and Power Fund, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

NAME	AGE	TRUSTEE SINCE	EXPIRATION OF TERM
Interested Trustees
Michael C. Forman	52	2010	2013
David J. Adelman	41	2010	2013
Thomas J. Gravina	51	2010	2013
Michael Heller	48	2010	2013
Independent Trustees
Sidney R. Brown	56	2011	2013
Gregory P. Chandler	46	2010	2013
Richard I. Goldstein	52	2011	2013
Charles P. Pizzi	62	2012	2013
Richard W. Vague	57	2011	2013
R. Richard Williams	67	2011	2013

Interested Trustees

        Michael C. Forman has served as our chairman, president and chief executive officer since our inception in September 2010 and as the chairman and chief executive officer of FS Advisor since its inception in September 2010. Mr. Forman also currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Investment Corporation II and FSIC II Advisor, LLC and has presided in such roles since each entity's inception in October 2007, July 2011 and November 2011, respectively. Mr. Forman has also served as chairman and chief executive officer of FS Investment Corporation since its inception in 2007 and previously served as president of FS Investment Corporation from 2007 to April 2013. In 2005, Mr. Forman co-founded FB Capital Partners, L.P., an investment firm that previously invested in private equity, senior and mezzanine debt and real estate, and has served as managing general partner since inception. In May 2007, Mr. Forman co-founded Franklin Square Holdings. Prior to co-founding FB Capital Partners, L.P., Mr. Forman spent nearly 20 years as an attorney in the Corporate and Securities Department at the Philadelphia-based law firm of Klehr, Harrison, Harvey, Branzburg & Ellers LLP, where he was a partner from 1991 until leaving the firm to focus exclusively on investments. In addition to his career as an attorney and investor, Mr. Forman has been an active entrepreneur and has founded several companies, including companies engaged in the gaming, specialty finance and asset management industries. Mr. Forman serves as a member of the board of directors of a number of private companies. He is also a member of a number of civic and charitable boards, including The Franklin Institute (Executive Committee Member), the University of the Arts (Executive Committee Member), the Vetri Foundation for Children (Chairman), the executive committee of the Greater Philadelphia Alliance for Capital and Technologies (PACT), and Murex Investments, Inc., a Pennsylvania-based economic development/venture capital firm, where he chairs the investment committee. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University.

        Mr. Forman has extensive experience in corporate and securities law and has founded and served in a leadership role of various companies, including FS Advisor, which serves as our investment adviser. Our board of trustees believes Mr. Forman's experience and his positions as our and FS Advisor's chief executive officer make him a significant asset to us.

        David J. Adelman has served as our vice-chairman since our inception in September 2010 and as vice-chairman of FS Advisor since its inception in September 2010. He also currently serves as the vice-chairman of FS Investment Corporation, FB Income Advisor, LLC, FS Investment Corporation II

and FSIC II Advisor, LLC and has presided in such role since May 2008, October 2007, July 2011 and November 2011, respectively. Mr. Adelman has significant managerial and investment experience and has served as the president and chief executive officer of Philadelphia-based Campus Apartments, Inc., or Campus Apartments, since 1997. Campus Apartments develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. In 2006, Campus Apartments entered into a $1.1 billion venture with GIC Real Estate Pte Ltd., the real estate investment arm of the Government of Singapore Investment Corporation, in which Campus Apartments uses the venture's capital to acquire, develop, operate and manage student housing projects across the United States. In addition to his duties as president and chief executive officer of Campus Apartments, Mr. Adelman has been the chief executive officer of Campus Technologies, Inc. since 2001, the vice-chairman of University City District board of directors since 1997, board member of ICG Group, Inc., and member of the National Multi Family Council (NMHC), and the Young President's Organization. Mr. Adelman formerly served as a board member of Hyperion Bank and on the executive committee of the Urban Land Institute's Philadelphia Chapter. Mr. Adelman is also an active private investor and entrepreneur, having co-founded Franklin Square Holdings with Mr. Forman. Mr. Adelman received his B.A. in Political Science from Ohio State University.

        Mr. Adelman serves as vice-chairman of FS Advisor and, together with Mr. Forman, is responsible for implementing our investment strategy. Mr. Adelman has substantial management, operational and financial expertise generated through his leadership roles for public and private companies, including his service as president and chief executive officer of Campus Apartments. Mr. Adelman also serves on the board of directors and in other leadership roles for various charitable and civic organizations. These varied activities have provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        Thomas J. Gravina currently serves as executive chairman of GPX Enterprises, L.P., a private investment firm, and its affiliates, including GPX Realty Partners, L.P., a private real estate and investment advisory firm, and has served in such capacities since co-founding GPX Enterprises, L.P. in 2006. He also currently serves on the board of directors of FS Investment Corporation and has presided in that role since March 2009. Mr. Gravina is chairman of FS Investment Corporation's nominating and corporate governance committee and has presided in that role since January 2011. He was also a member of FS Investment Corporation's audit committee from January 2010 to September 2011. Mr. Gravina also currently serves as chairman and chief executive officer of EvolveIP Holdings, LLC, a cloud-based technology provider, which he co-founded in 2007. Previously, from 2000 to 2005, Mr. Gravina served as president and chief executive officer and director of ATX Communications, Inc., a NASDAQ publicly traded communications company. Mr. Gravina also served as chairman of the board of directors of ATX Communications, Inc. from 2005 to 2006. Mr. Gravina led the multi-billion dollar merger in 2000 between publicly traded CoreComm Limited and Voyager.net, and privately-held ATX Telecommunications Services, of which he was co-chief executive officer and co-founder since 1987. Mr. Gravina is a member of the board of directors, chairman of the audit and foundation committees and is a member of the finance committee of the Philadelphia College of Osteopathic Medicine and is a member of other charitable and civic boards. Mr. Gravina received his B.S. in Business Administration from Villanova University.

        Mr. Gravina has served as a member of various boards, including public company and charitable and civic organizations. In addition, his service as chairman of both public and private companies, including a private investment firm that he co-founded, have provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        Michael Heller is a shareholder at the law firm of Cozen O'Connor, where he currently serves as the firm's president and chief executive officer, and has served in such capacity since January 1, 2013. Immediately prior to that, Mr. Heller was the president and executive partner of Cozen O'Connor. He also currently serves on the board of directors of FS Investment Corporation and FS Investment Corporation II and has presided in such roles since May 2008 and February 2012, respectively. He is a member of FS Investment Corporation's valuation committee and nominating and corporate governance committee and has presided in such roles since December 2008 and January 2011, respectively. He is also chairman of FS Investment Corporation II's nominating and corporate governance committee and has presided in that role since February 2012. Mr. Heller is a corporate and securities lawyer whose practice is devoted to representing private equity and venture capital funds as well as counseling entrepreneurs and middle-market businesses in various corporate matters, including the structuring of capital-raising transactions and merger and acquisition transactions. Prior to becoming the president and chief executive officer of Cozen O'Connor, Mr. Heller was the chairman of the Business Law Department from January 2007, and he served as vice-chairman of Cozen O'Connor's Business Law Department from 2002 until January 2007. Mr. Heller is a member of the board of directors of Cozen O'Connor, Hanover Fire and Casualty Insurance Company, a privately held property and casualty insurance company, and a member of the board of trustees of Thomas Jefferson University Hospital. Mr. Heller received a B.S. in Accounting, summa cum laude, from The Pennsylvania State University, and a J.D., magna cum laude, from Villanova University, where he was a Law Review editor and a member of the Order of the Coif.

        Mr. Heller has extensive experience in corporate and securities law matters and has represented various private equity and venture capital funds. Further, Mr. Heller serves on the boards of several private companies and civic and charitable organizations. These activities have provided him, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Independent Trustees

        Sidney R. Brown has served as the chief executive officer of NFI, Inc., or NFI, a premier integrated supply chain solutions company, since the late 1990s. NFI, founded in 1932 as National Hauling, has evolved from a trucking company in a regulated environment into one of the largest privately-held third-party logistics companies in the United States. NFI in North America now consists of logistics, warehousing and distribution, transportation, intermodal, real estate, transportation brokerage, contract packaging, solar, global freight forwarding and NFI Canada. Mr. Brown is also the vice-chairman of the board of directors of Sun Bancorp, Inc., or SBI, and has served as a director, treasurer and secretary of SBI since 1990. In addition, Mr. Brown is a general partner of various real estate companies having extensive holdings with an emphasis on development and management of commercial and industrial real estate. He began his career working for Morgan Stanley in New York City as a financial analyst in the corporate finance department of the investment bank. Mr. Brown has served as a director of Sun National Bank since 1990 and of J & J Snack Foods Corp. since 2004. Mr. Brown received a B.S.B.A. in Finance from Georgetown University and an MBA from Harvard University.

        Mr. Brown has served as a member of various boards for publicly traded companies. In addition, his service as chief executive officer of NFI has provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        Gregory P. Chandler Mr. Chandler has been chief financial officer of Emtec, Inc., a publicly-traded global information technology services provider, since May 2009. Mr. Chandler has also been a member of Emtec's board of directors since 2005 where he served as chairman of the audit committee from 2005 through 2009. He also currently serves on the board of directors of FS Investment Corporation and has presided in that role since April 2008; and as chairman of FS Investment Corporation's audit committee and as a member of FS Investment Corporation's valuation committee and has presided in such roles since May 2008 and March 2010, respectively. Mr. Chandler presently serves as a director and chairman of the audit committee of the RBB Funds and serves on the board of the Enterprise Center, a non-profit organization. Previously, he served as Managing Director, Investment Banking, at Janney Montgomery Scott LLC from 1999 to April 2009. From 1995 to 1999, he was with PriceWaterhouseCoopers and its predecessor Coopers and Lybrand where he assisted companies in the "Office of the CFO Practice" and also worked as a Certified Public Accountant. During his tenure at PwC, he spent the majority of his time in the Investment Company practice. Mr. Chandler served as a logistics officer with the United States Army for four years. Mr. Chandler's degrees include a B.S. in

Engineering from the United States Military Academy at West Point and an M.B.A. from Harvard Business School. He is also a Certified Public Accountant.

        Mr. Chandler has extensive experience in valuations and in negotiating debt, equity and mergers and acquisitions transactions in a variety of industries with both public and private companies. In addition, Mr. Chandler has experience managing the audits of mutual funds, hedge funds and venture capital funds. This experience has provided Mr. Chandler, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        Richard I. Goldstein has served as a managing director of Liberty Associated Partners, LP, or LAP, since 2000 and Associated Partners, LP, or AP, since 2006, both investment funds that make private and public market investments in communications, media, Internet and energy companies. Prior to joining LAP and AP, Mr. Goldstein was vice president of The Associated Group, Inc., or AGI, a multi-billion dollar publicly traded owner and operator of communications-related businesses and assets. While at AGI, he assisted in establishing Teligent, Inc., of which he was a director, and was responsible for operating AGI's cellular telephone operations. Mr. Goldstein is currently a member of the board of directors of CURRENT Group, LLC and also served as a director of Intellon Corporation prior to its acquisition by Atheros Communications, Inc. He is also a member of the board of trustees of The Shipley School and has counseled many early stage companies. Mr. Goldstein received a B.S. in Business and Economics from Carnegie Mellon University and received training at the Massachusetts Institute of Technology in Management Information Systems.

        Mr. Goldstein has extensive experience as a senior executive and in negotiating investment transactions in a variety of industries, including in the energy industry. This experience has provided Mr. Goldstein, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        Charles P. Pizzi is the retired president, director and chief executive officer of Tasty Baking Company, manufacturer of Tastykake branded snack cakes. He served in these positions from 2002 to May 2011. Prior to leading Tasty Baking Company, Mr. Pizzi served as president and chief executive officer of the Greater Philadelphia Chamber of Commerce, vice-chairman of the American Chamber of Commerce Executives, and chairman of the Metro Council of Presidents. His career also includes work with the transition teams for Pennsylvania Governor Tom Ridge and Philadelphia Mayor Ed Rendell. Mr. Pizzi has also served as commerce director for the City of Philadelphia. He has been a trustee of Brandywine Realty Trust since 1996, serving on the audit and compensation committees, a director of Allied Security Holdings LLC since August 2011, a director of PHH Corporation since January 2012, a director of Independence Blue Cross since 1991, serving on the compensation committee, and a director of Drexel University since 1991. He was a director of the Federal Reserve Bank of Philadelphia from 2006 to December 2011, serving as chairman from January 2010 to December 2011. He also previously served as a director of the Philadelphia Stock Exchange from 1998 until it was acquired by NASDAQ in July 2008 and on the board of governors of NASDAQ OMX PHLX, Inc. from August 2008 to March 2009. Mr. Pizzi holds a bachelor's degree from LaSalle University and a master's degree from the University of Pennsylvania.

        Mr. Pizzi has significant experience as an executive and director at various companies and governmental organizations. This experience has provided Mr. Pizzi, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        Richard W. Vague is a private investor currently involved as a managing partner of Gabriel Investments, an early stage investment fund, and as managing director of The Miletos Group. Previously, Mr. Vague was the co-founder of Energy Plus Company, or Energy Plus, an electricity and natural gas supply company operating in states throughout the United States that was sold to NRG Energy in September 2011, and served as chairman and chief executive officer of Energy Plus from May 2007 until the time of such sale. Mr. Vague was also co-founder of two credit card companies—First USA Bank, which grew to be the largest Visa issuer in the industry and which was sold to Bank One Corporation in 1997, and Juniper Financial Corporation, the fastest growing credit card issuer of the past decade, which was sold to Barclays PLC in 2004. Mr. Vague has served on the corporate boards of Heartland Payment Systems, Inc. since May 2007, Think Direct Marketing Group, Inc. and GoodCents Corporation. Mr. Vague is president of the Philadelphia Live Arts and Fringe Festival, and on the boards of the University of Pennsylvania Press, the Franklin Institute, the Dean's Advisory Council of NYU's Tisch School of the Arts, the U.S. State Department's Advisory Committee on International Economic Policy and the U.S. Department of Energy's Electricity Advisory Committee.

        Mr. Vague has founded and served in a senior executive capacity at various companies, as well as a member of various boards. His extensive service at various companies has provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        R. Richard Williams retired in 2000 as the chief executive officer of Valquip Corporation, which Mr. Williams founded in 1977. Valquip Corporation became the largest distributor of quarter-turn automated valves and electric heat-tracing systems in the United States and was acquired by Tyco International in 1999. He spent his early career in sales and management with Jamesbury Corporation, a major supplier of valves and controls. Mr. Williams has extensive audit and finance experience, having served on the board of HC Capital Trust (formerly Hirtle Callaghan Trust) since 2000 and on its audit committee since 2001. Mr. Williams has been a member of the board of Thomas Jefferson University Hospitals for over ten years and is currently chairman of the finance committee as well as vice-chairman of the board. In addition, Mr. Williams is currently chairman of Seaboard Advisors, which provides consulting services focused primarily on sales and marketing, and a director of Glenthorne Capital, Inc., which provides consulting services relating to strategic acquisitions. Mr. Williams is co-founder and chairman of the board of Boys' Latin of Philadelphia Charter School. Mr. Williams has been a member of the board and a vice-president of Aronimink Golf Club. He has also served on the boards of Community Academy and the Haverford School.

        Mr. Williams has extensive experience as founder and chief executive officer of Valquip Corporation, as well as a member of various boards. His experience has provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

Executive Officers

        The following persons serve as our executive officers in the following capacities:

NAME	AGE	POSITIONS HELD
Michael C. Forman	52	President and Chief Executive Officer
Salvatore Faia	50	Chief Compliance Officer
Edward T. Gallivan, Jr.	51	Chief Financial Officer
Gerald F. Stahlecker	47	Executive Vice President
Zachary Klehr	34	Executive Vice President
Stephen S. Sypherd	36	Vice President, Treasurer and Secretary

        The address for each executive officer is c/o FS Energy and Power Fund, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Executive Officers Who are Not Trustees

        Salvatore Faia has served as our chief compliance officer since April 2011. Mr. Faia also is the chief compliance officer of FS Investment Corporation and FS Investment Corporation II and has presided in such roles since May 2008 and July 2011, respectively. Also, Mr. Faia served as Chief Compliance Officer for FB Income Advisor, LLC from November 2008 to December 2010. Since 2004, Mr. Faia has served as the president of Vigilant Compliance, a full service compliance firm serving mutual funds and the investment industry. In connection with his role as president of Vigilant Compliance, he currently serves as chief compliance officer for a number of mutual funds and investment advisers. Mr. Faia has also served as trustee to EIP Growth and Income Fund since May 2005. From 2002 to 2004, Mr. Faia served as senior legal counsel for PFPC Worldwide, Inc., and from 1997 to 2001 he was a partner with Pepper Hamilton LLP. Mr. Faia has extensive experience with mutual funds, hedge funds, investment advisers, broker dealers and the investment management industry. In addition to being an experienced attorney with respect to the 1940 Act and the Advisers Act, he is a Certified Public Accountant, and holds various Financial Industry Regulatory Authority Securities Licenses. Mr. Faia is a Member of the Investment Company Institute's Chief Compliance Officer Committee. Mr. Faia graduated from the University of Pennsylvania Law School with his J.D., and received his degree in accounting and finance from La Salle University.

        Edward T. Gallivan, Jr. has served as our chief financial officer since November 2012. Prior to his appointment as chief financial officer, Mr. Gallivan was a director at BlackRock, Inc. from 2005 to October 2012, where he was head of financial reporting for over 350 mutual funds. From 1988 to 2005, Mr. Gallivan worked at State Street Research & Management Company, where he served as the assistant treasurer of mutual funds. Mr. Gallivan began his career as an auditor at the global accounting firm, PricewaterhouseCoopers LLP. Mr. Gallivan received his Bachelor of Science in Business Administration (Accounting) at Stonehill College in Massachusetts and is a Certified Public Accountant.

        Gerald F. Stahlecker has served as our executive vice president since our inception in September 2010 and as the executive vice president of FS Advisor since its inception in September 2010. Mr. Stahlecker has also currently served as executive vice president of FB Income Advisor, LLC since January 2010. He has served as president of FS Investment Corporation since April 2013 and previously served as executive vice president of FS Investment Corporation from April 2010 to April 2013. Mr. Stahlecker also serves as the executive vice president of Franklin Square Holdings and has presided in such role since January 2010. Mr. Stahlecker is also the executive vice president of FS Investment Corporation II and FSIC II Advisor, LLC and has presided in such roles since each entity's inception in July 2011 and November 2011, respectively. Mr. Stahlecker was an independent director of FS Investment Corporation and served as a member of its audit committee and as chairman of its valuation committee from the company's inception in December 2007 to December 2009 when he resigned as a director in order to join our affiliates, FB Income Advisor, LLC and Franklin Square Holdings. Mr. Stahlecker is a former founding partner of Radcliffe Capital Management, L.P., or Radcliffe, an SEC-registered investment advisory firm which manages the Radcliffe Funds, a family of Cayman Islands-based, master-feeder structured hedge funds, as well as separately managed accounts for an institutional investor base. Radcliffe pursues convertible arbitrage, high-yield debt, special situations and event-driven investment strategies. From its founding in 2002 until selling his interest in Radcliffe in July 2009, Mr. Stahlecker served as managing director and chief operating officer of Radcliffe and was the co-chair of its investment committee. Prior to co-founding Radcliffe and its affiliated entities, from 1998 through 2002, Mr. Stahlecker served as an officer and director of Rose Glen Capital Management, L.P., or Rose Glen, a predecessor to Radcliffe. Rose Glen managed hedge funds focusing on directly negotiated, structured debt and equity investments in public companies. Mr. Stahlecker has extensive experience in structuring and negotiating investment transactions on behalf of investors and issuers and has participated in numerous distressed and special situation restructurings on behalf of investors.

        From 1992 to 1998, Mr. Stahlecker was an attorney at Klehr, Harrison, Harvey, Branzburg & Ellers, LLP, a Philadelphia-based law firm, where he practiced corporate and securities law. While at Klehr, Harrison, Mr. Stahlecker represented hedge funds, venture capital funds and other institutional investors pursuing structured equity and debt investments in public and private companies. Prior to attending law school, from 1987 to 1989, Mr. Stahlecker worked as a senior analyst at Furash & Company, a consulting boutique in Washington, D.C., where he advised banks and other financial institutions regarding mergers and acquisitions, restructurings, asset/liability management and strategic planning. Mr. Stahlecker received his B.S. in Industrial Management, with concentrations in Finance and Strategic Planning, from Carnegie Mellon University and his J.D. from Villanova University Law School, where he was an editor of the Villanova University Environmental Law Journal. Mr. Stahlecker serves on the board of directors of the Investment Program Association, an industry trade group, and previously served on the board of trustees of The Philadelphia School where he served as a member of its advancement, finance and investment committees.

        Zachary Klehr has served as our executive vice president since January 2013. Mr. Klehr also currently serves as executive vice president of FS Investment Corporation and FS Investment Corporation II and has presided in such roles since January 2013. Mr. Klehr has also served in various senior officer capacities for Franklin Square Holdings and its affiliated investment advisers, FB Income Advisor, LLC, FS Advisor and FSIC II Advisor, LLC, since the later of February 2011 or such entity's inception date, including as executive vice president since September 2012. In this role, he focuses on fund administration, portfolio management, fund operations, research, education and communications. Prior to joining Franklin Square Holdings, Mr. Klehr served as a Vice President at Versa Capital Management, a private equity firm with approximately $1 billion in assets under management, from 2007 to February 2011. At Versa, he sourced, underwrote, negotiated, structured and managed investments in middle-market distressed companies, special situations and distressed debt. Prior to Versa, Mr. Klehr spent five years at Goldman, Sachs & Co., starting as an analyst in the Investment Banking Division, then in the Executive Office working on firm-wide strategy covering hedge funds and other complex multi-faceted clients of the firm. Later, he joined the Financial Sponsors Group as an Associate where he focused on leveraged buyouts, acquisitions and equity and debt financings for private equity clients. Mr. Klehr received his M.B.A., with honors, from the Wharton School of the University of Pennsylvania and his B.A., cum laude, also from the University of Pennsylvania. He is active in his community and serves on the board of trustees of The Philadelphia School where he is a member of the executive, governance, advancement, finance and investment committees.

        Stephen S. Sypherd has served as our vice president, treasurer and secretary since January 2013. Mr. Sypherd also currently serves as vice president, treasurer and secretary of FS Investment Corporation and FS Investment Corporation II and has presided in such roles since January 2013. Mr. Sypherd has also served in various senior officer capacities for Franklin Square Holdings and its affiliated investment advisers, FB Income Advisor, LLC, FS Advisor and FSIC II Advisor, LLC, since the later of August 2010 or such entity's inception date, including as senior vice president since December 2011 and general counsel since January 2013. He is responsible for legal and compliance matters across all entities and investment products of Franklin Square Holdings. Prior to joining Franklin Square Holdings, Mr. Sypherd served for eight years as an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he practiced corporate and securities law. Mr. Sypherd received his B.A. in Economics from Villanova University and his J.D. from the Georgetown University Law Center, where he was an executive editor of the Georgetown Law Journal.

Committees of our Board of Trustees

        Our board of trustees has the following committees:

Audit Committee

        The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are Messrs. Chandler, Vague and Williams, all of whom are independent. Mr. Chandler serves as the chairman of the audit committee. Our board of trustees has determined that Mr. Chandler is an "audit committee financial expert" as defined under SEC rules. The audit committee held six meetings during the fiscal year ended December 31, 2012.

Valuation Committee

        The valuation committee establishes guidelines and makes recommendations to our board of trustees regarding the valuation of our loans and investments. The members of the valuation committee are Messrs. Chandler, Goldstein and Heller, a majority of whom are independent. Mr. Goldstein serves as chairman of the valuation committee. The valuation committee held four meeting during the fiscal year ended December 31, 2012.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee selects and nominates trustees for election by our shareholders, selects nominees to fill vacancies on our board of trustees or a committee thereof, develops and recommends to our board of trustees a set of corporate governance principles and oversees the evaluation of our board of trustees. The nominating and corporate governance committee considers candidates suggested by its members and other trustees, as well as our management and shareholders. A shareholder who wishes to recommend a prospective nominee for our board of trustees must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See "Description of Our Securities—Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals" for a description of our shareholder nomination procedure. The members of the nominating and corporate governance committee are Messrs. Heller, Gravina and Pizzi. Mr. Heller serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee held five meetings during the fiscal year ended December 31, 2012.

Compensation of Trustees

        The table below sets forth the compensation received by each of our trustees from the Company for the fiscal year ended December 31, 2012:

Name of Trustee	Fees Earned or Paid in Cash by the Company(1)	Total Compensation from the Company(1)
David J. Adelman	—	—
Sidney R. Brown	$42,000.00	$42,000.00
Gregory P. Chandler	$61,250.00	$61,250.00
Michael C. Forman	—	—
Richard Goldstein	$54,000.00	$54,000.00
Thomas J. Gravina	$47,500.00	$47,500.00
Michael Heller	$60,750.00	$60,750.00
Charles P. Pizzi	$44,000.00	$44,000.00
Richard W. Vague	$44,000.00	$44,000.00
R. Richard Williams	$48,000.00	$48,000.00

(1)
Trustees began receiving compensation for services rendered during the quarter ended March 31, 2012 because the Company's net asset value exceeded $100.0 million as of March 31, 2012.

        Prior to satisfying the minimum offering requirement, our trustees were not entitled to compensation. Subsequent to satisfying the minimum offering requirement, our trustees who do not also serve in an executive officer capacity for us or FS Advisor became entitled to receive annual cash retainer fees, fees for attending board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets value as of the end of each fiscal quarter. These trustees are Messrs. Brown, Chandler, Goldstein, Gravina, Heller, Pizzi, Vague and Williams. Amounts payable under the arrangement will be determined and paid quarterly in arrears as follows:

Net Assets	Annual Cash Retainer	Board/Committee Meeting Fee	Annual Chairperson Fee
$0 to $100 million	$0	$0	$0
$100 million to $300 million	$25,000	$1,000	$5,000
$300 million to $500 million	$40,000	$1,000	$5,000
$500 million to $1 billion	$60,000	$1,500	$20,000
> $1 billion	$80,000	$2,500	$25,000

        We will also reimburse each of the above trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

        We do not pay compensation to our trustees who also serve in an executive officer capacity for us or FS Advisor.

Compensation of Executive Officers

        Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of FS Advisor or by individuals who are contracted by us or by FS Advisor to work on behalf of us pursuant to the terms of the investment advisory and administrative services agreement. Each of our executive officers is an employee of FS Advisor or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by FS Advisor. In addition, we reimburse FS Advisor for our allocable portion of expenses incurred by FS Advisor in performing its obligations under the investment advisory and administrative services agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the investment advisory and administrative services agreement.

        Under the terms of the investment advisory and administrative services agreement, there was no liability on our part for the offering or organization costs funded by FS Advisor until the investment advisory and administrative services agreement became effective on July 18, 2011 upon satisfying the minimum offering requirement. FS Advisor is entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs described above and any future offering or organization costs funded by FS Advisor or its affiliates have been recovered. The minimum reimbursement to FS Advisor for such fees is $37,500 and was paid to FS Advisor in connection with satisfying the minimum offering requirement. We paid total reimbursements of approximately $1.09 million to FS Advisor and its affiliates during the year ended December 31, 2011. We paid total reimbursements of approximately $2.05 million to FS Advisor and its affiliates during the year ended December 31, 2012. As of December 31, 2012, we have paid total reimbursements of approximately $3.14 million to FS Advisor and its affiliates since satisfying the minimum offering requirement. As of December 31, 2012, no amounts remain reimbursable to FS Advisor and its affiliates under this arrangement.

        The investment advisory and administrative services agreement provides that FS Advisor and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FS Advisor or such other person, and FS Advisor and such other person shall be held harmless for any loss or liability suffered by us, if (i) we have determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) FS Advisor or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by FS Advisor or an affiliate thereof acting as our agent and (iv) the indemnification or agreement to hold FS Advisor or such other person harmless is only recoverable out of our net assets and not from our shareholders.

 PORTFOLIO MANAGEMENT

        The management of our investment portfolio is the responsibility of FS Advisor and its investment committee, which is currently led by Michael C. Forman, chief executive officer of FS Advisor and chairman of its investment committee. The other members of FS Advisor's investment committee are David J. Adelman, vice-chairman of FS Advisor, Gerald F. Stahlecker and Zachary Klehr. For more information regarding the business experience of Messrs. Forman, Adelman, Stahlecker and Klehr, see "Management—Board of Trustees and Executive Officers." FS Advisor's investment committee must unanimously approve each new investment that we make. The members of FS Advisor's investment committee are not employed by us and receive no direct compensation from us in connection with their portfolio management activities. The managers, officers and other personnel of FS Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation and FS Investment Corporation II. Therefore, FS Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

        Pursuant to an investment sub-advisory agreement between FS Advisor and GSO, GSO assists FS Advisor in identifying investment opportunities and makes investment recommendations for approval by FS Advisor. In addition, to the extent requested by FS Advisor, GSO may assist with the monitoring of our portfolio and may make managerial assistance available to certain of our portfolio companies.

Investment Personnel

        Our senior staff of investment personnel currently consists of the members of FS Advisor's investment committee, Messrs. Forman, Adelman, Stahlecker and Klehr.

        FS Advisor was staffed with 34 employees as of April 15, 2013, including the investment personnel noted above. In addition, FS Advisor may retain additional investment personnel in the future based upon its needs.

        In addition to managing our investments, the directors, officers and other personnel of FS Advisor also currently manage the following entities:

Name	Entity	Investment Focus	Gross Assets(1)
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,346,753,000
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$709,325,000

(1)
As of December 31, 2012.

        The table below shows the dollar range of our common shares beneficially owned as of April 15, 2013 by each member of the investment committee of FS Advisor, based on the offering price of $10.60 per share as of such date.

Name of Investment Committee Member	Dollar Range of Equity Securities in FS Energy and Power Fund(1)
Michael C. Forman	Over $1,000,000
David J. Adelman	Over $1,000,000
Gerald F. Stahlecker	$10,001 - $50,000
Zachary Klehr	$100,001 - $500,000

(1)
Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000, or over $1,000,000.

Key Personnel of the Sub-Adviser

        GSO's team of dedicated investment professionals provide assistance to FS Advisor pursuant to the investment sub-advisory agreement. Following is biographical information relating to certain key personnel involved in rendering such services:

        Dwight Scott is a senior managing director at Blackstone and heads GSO's energy investment activities. Prior to joining GSO in 2005, Mr. Scott was an executive vice president and chief financial officer of El Paso Corporation, or El Paso. In this role, Mr. Scott oversaw all financial, treasury and accounting functions for El Paso. His responsibilities included managing the capital structure of El Paso, corporate planning, management of the Tax Department, the leadership and coordination of the organization's financial and operational accounting functions, transaction support, investor and public relations and internal and external financial reporting. Mr. Scott joined El Paso in 2000, where he held several positions prior to becoming chief financial officer, including head of El Paso's Global Power business. Prior to joining El Paso, Mr. Scott served as a managing director in the energy investment banking practice of Donaldson, Lufkin & Jenrette. Mr. Scott earned a B.A. in Journalism from the University of North Carolina at Chapel Hill and an M.B.A. from the The University of Texas at Austin. He is currently a director of Bear Tracker Energy, LLC, Crosstex Energy GP, LLC, Compass Well Services, LLC, Energy Alloys LLC, and United Holdings, LLC. Mr. Scott is a member of the board of trustees of KIPP, Inc.

        Daniel H. Smith is a senior managing director at Blackstone and is head of GDFM. Mr. Smith joined GSO from the Royal Bank of Canada, or RBC, in 2005. At RBC, Mr. Smith was a managing partner and head of RBC Capital Partners Debt Investments business, RBC's alternative investments unit responsible for the management of $2.5 billion in capital and a portfolio of merchant banking investments. Prior to RBC, Mr. Smith worked at Indosuez Capital, a division of Credit Agricole Indosuez, where he was the co-head and managing director responsible for management of the firm's $4.0 billion in CLOs and a member of the investment committee responsible for a portfolio of private equity co-investments and mezzanine debt investments. Previously, Mr. Smith worked at Van Kampen and Frye Louis Capital Management. Mr. Smith received a Masters degree in Management from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Petroleum Engineering from the University of Southern California.

        Tim Murray is a managing director at Blackstone and works in GSO's Houston office. Prior to joining GSO, Mr. Murray was a managing director of Guggenheim Partners. Mr. Murray opened the Houston office for Guggenheim in 2005 and managed a staff of investment professionals who originated, closed and managed investments in the energy sector. Prior to joining Guggenheim, Mr. Murray was an executive vice president and manager of the Energy Group at Wells Fargo Bank and the president of Wells Fargo Energy Capital. Mr. Murray was responsible for commercial banking and alternative investments in the energy sector, managing offices in Dallas, Denver, and Houston. Prior to Wells Fargo, Mr. Murray was a senior reservoir engineer for ARCO Oil and Gas and an engineering assistant in a Pennzoil refinery. Mr. Murray earned a B.S. in Chemical Engineering from Texas A&M University in 1978 and an M.B.A. from Southern Methodist University in 1984. Mr. Murray has served as chairman of the capital markets committee since 2002 and as a finance committee director since 2000 of the Independent Producers Association of America. He is a former treasurer and president of the Houston Producers Forum. Mr. Murray has served, for a number of years, as an advisory board member of the Texas A&M Business School.

        Brad Marshall is a managing director and senior portfolio manager at GDFM. In his role as senior portfolio manager at GDFM, Mr. Marshall oversees the investment activities for FS Investment Corporation, which is sub-advised by GDFM, and is a member of GDFM's Investment Committee. Since joining GSO in 2005, Mr. Marshall has been involved with portfolio management and the ongoing analysis and evaluation of fixed income investment opportunities in the energy and power sectors. Before joining GSO, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC's private equity funds effort. Prior to his time with RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of Canadian Imperial Bank of Commerce, and, prior to that, he co-founded a microchip verification software company where he served as chief finance officer. Mr. Marshall received an M.B.A. from McGill University in Montreal where he was an Academic All-Canadian and a B.A. (Honors) in Economics from Queen's University in Kingston, Canada.

        Valerie Kritsberg is a principal and portfolio manager at GSO. In her role as portfolio manager at GSO, Mrs. Kritsberg oversees the investment activities for the Company, which is sub-advised by GSO, and is a member of GSO's Investment Committee. Since joining GSO in 2005, Mrs. Kritsberg has been involved with portfolio management and the ongoing analysis and evaluation of both public and private fixed income investment opportunities, including distressed and special situation investments across multiple funds and sectors including chemicals, energy and power, homebuilding, industrials and retail/consumer. Prior to joining GSO, Mrs. Kritsberg worked in Credit Suisse First Boston's Global Energy Investment Banking Group where she focused on the chemicals and energy and power industries. At Credit Suisse, she worked on various equity, leveraged finance and merger and acquisition transactions. Ms. Kritsberg received a BS from New York University, Leonard N. Stern School of Business where she was on the Dean's Honor List.

 PORTFOLIO COMPANIES

        The following table sets forth certain information as of December 31, 2012 with respect to each company in which we had a debt or equity investment. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments, and the board observer or participation rights we may receive. We do not "control" and are not an "affiliate" of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to "control" a portfolio company if we owned 25% or more of its voting securities and would be an "affiliate" of a portfolio company if we owned 5% or more of its voting securities.

        For information relating to the value of our investments in our portfolio companies, see our consolidated schedule of investments as of December 31, 2012, at page F-9.

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
Senior Secured Loans—First Lien
Boomerang Tube, LLC 14567 North Outer Forty Suite 500 Chesterfield, MO 63017	Boomerang operates a greenfield manufacturing facility that produces highly engineered oil country tubular goods for consumption in the U.S. and Canadian natural gas and crude oil drilling markets.	$14,384
Crestwood Holdings LLC 717 Texas St. Suite 3150 Houston, TX 77002	Crestwood owns and operates an MLP focused on gathering and processing natural gas produced from the Barnett Shale region in North Texas.	$21,710
Dynegy Midwest Generation LLC (CoalCo) 10901 Baldwin Rd. Baldwin, IL 62217	Dynegy (CoalCo) owns and operates coal-powered thermal power plants.	$5,029
Dynegy Power, LLC (GasCo) 1000 Louisiana St. Suite 5800 Houston, TX 77002	Dynegy (GasCo) owns and operates gas-fired combustion and steam turbines power generation facilities.	$5,129
EquiPower Resources Holdings, LLC 100 Constitution Plaza 10th Floor Hartford, CT 06103	EquiPower generates revenue from the sale of energy, capacity and ancillary services.	$2,002
FREIF North American Power I LLC (TLB) One Lafayette Place Greenwich, CT 06830	FREIF owns and operates a diversified portfolio of natural gas-fired power generation plants.	$2,738
FREIF North American Power I LLC (TLC) One Lafayette Place Greenwich, CT 06830	FREIF owns and operates a diversified portfolio of natural gas-fired power generation plants.	$432

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
Hudson Products Holdings Inc. 1307 Soldiers Field Dr. Sugar Land, TX 77479	Hudson Products designs and manufactures air-cooled heat exchanger equipment to serve the oil, gas and petrochemical processing industries.	$1,671
LSP Madison Funding, LLC Two Tower Center, 11th Floor East Brunswick, NJ 08816	LSP Madison is engaged in the development, acquisition and management of power generation and transmission infrastructure.	$1,820
NANA Development Corp. 1001 East Benson Blvd. Anchorage, AK 99508	NANA is a leader in engineering and construction; resource development; facilities management and logistics.	$1,620
Panda Sherman Power, LLC 4100 Spring Valley Road Suite 1001 Dallas, TX 75244	Panda Sherman Power is constructing a natural gas fired combined cycle power plant in Sherman, TX.	$896
Panda Temple Power, LLC (TLA) 4100 Spring Valley Road Suite 1001 Dallas, TX 75244	Panda Temple Power is constructing a natural gas fired combined cycle power plant in Temple, TX.	$14,716
Panda Temple Power, LLC (TLB) 4100 Spring Valley Road Suite 1001 Dallas, TX 75244	Panda Temple Power is constructing a natural gas fired combined cycle power plant in Temple, TX.	$39,240
Rice Drilling B LLC 171 Hillpointe Drive Suite 301 Canonsburg, PA 15317	Rice Drilling is a privately-held exploration and production company with operations focused on the Marcellus, Utica and Geneseo shales in the Appalachian Basin.	$44,179	(1)
Star West Generation LLC 2929 Allen Parkway Suite 2280 Houston, Texas 77019	Star West Generation is an innovative independent power producer focused on clean, reliable and efficient power generation serving North American markets; the company owns and operates gas-fired combined-cycle electricity generation power projects.	$8,316
Tallgrass Operations, LLC 6640 West 143rd Street Suite 200 Overland Park, KS 66223	Tallgrass is an upstream oil and gas producer focused on light oil in the Western Canadian Sedimentary Basin, and receives most of its revenue from the sale of oil, natural gas and natural gas liquids.	$2,319

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
Texas Competitive Electric Holdings Co. LLC Energy Plaza 1601 Bryan Street Dallas, TX 75201	TXU Corp. generates, distributes and sells electricity largely within the Texas marketplace, and has over 18,000 MW of generation capacity, which includes natural gas fired, coal fired and nuclear power generating assets.	$26,229
Total Safety U.S., Inc. 11111 Wilcrest Green Dr. Suite 300 Houston, TX 77042	Total Safety is a provider of integrated safety and compliance solutions to clients operating in hazardous environments.	$8,132
Willbros United States Holdings, Inc. 4400 Post Oak Parkway Suite 1000 Houston, TX 77027	Willbros provides project management, engineering, material procurement, maintenance and life-cycle extension services to the global oil and gas industries and to the utility transmission and distribution industry.	$5,360
Senior Secured Loans—Second Lien
Brand Energy & Infrastructure Services, Inc. 1325 Cobb International Dr Ste A-1 Kennesaw, GA 30152	Brand Energy and Infrastructure is a provider of specialized industrial services, which include work access and specialty services, to the North American energy infrastructure market.	$22,039
Brock Holdings III, Inc. 12021 Lakeland Park Blvd. Suite 120 Baton Rouge, LA 70809	Brock is a provider of industrial maintenance solutions in the refining, chemical, power and other industries.	$17,663
EquiPower Resources Holdings, LLC 100 Constitution Plaza 10th Floor Hartford, CT 06103	EquiPower owns and operates a portfolio of five power plants in Connecticut, Massachusetts and Pennsylvania, representing 2,375 megawatts of generating capacity.	$7,850
Southern Pacific Resource Corp. 1700, 205-5th Avenue S.W. Calgary, Alberta T2P 2V7 Canada	Southern Pacific is engaged in the development, exploration and production of in-situ oil sands and heavy oil assets in western Canada.	$4,523
Venoco, Inc. 370 17th Street Suite 3900 Denver, CO 80202-1370	Venoco, Inc. is an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties.	$9,632

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
WP CPP Holdings, LLC 4200 West Valley Blvd. Pomona, CA 91769	WP CPP Holdings focuses on superalloy precision investment casting of components used in the aerospace, power generation and other industrial markets.	$9,900
Senior Secured Bonds
CEMEX Finance LLC 590 Madison Ave. 41st floor New York, NY 10022	CEMEX is a global producer of cement, ready-mix concrete and aggregates.	$5,089
CVR Refining, LLC 2277 Plaza Drive Suite 500 Sugar Land, TX 77479	CVR, through its wholly owned subsidiaries, acts as an independent petroleum refiner and marketer of transportation fuels in the mid-continental United States.	$3,000
Edgen Murray Corp. 18444 Highland Road Baton Rouge, LA 70809	Edgen Murray supplies carbon steel and alloy pipe, fittings, and plates, primarily to the oil and gas, process, and power generation industries.	$2,185
Energy Future Intermediate Holding Co. LLC (6.9%) Energy Plaza 1601 Bryan Street Dallas, TX 75201	EFIH is a holding company for its subsidiaries which are principally engaged in providing delivery services to retail electric providers that sell power in the North-Central, Eastern and Western parts of Texas.	$1,100
Energy Future Intermediate Holding Co. LLC (11.6%) Energy Plaza 1601 Bryan Street Dallas, TX 75201	EFIH is a holding company for its subsidiaries which are principally engaged in providing delivery services to retail electric providers that sell power in the North-Central, Eastern and Western parts of Texas.	$10,525
Prince Mineral Holding Corp. 21 West 46th Street Fourteenth Floor New York, NY 10036	Prince Minerals is a processor and distributor of specialty minerals, raw materials, and additives for industrial and agricultural applications.	$3,212
Ryerson Inc. 227 West Monroe Street Chicago, IL 60606	Ryerson Inc. processes and distributes carbon steel, stainless steel, and alloy steels in the U.S., Canada, Mexico, China and India.	$1,300
Shale-Inland Holdings, LLC 6750 West Loop South Suite 520 Bellaire, TX 77401	Shale-Inland is a specialty industrial distributor of pipes, valves, fittings, and related products. It provides technical services to the energy and industrial sectors.	$6,955

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
Subordinated Debt
Alta Mesa Holdings, L.P. 15415 Katy Freeway Suite 800 Houston, Texas 77094	Alta Mesa is an onshore oil and natural gas acquisition, exploitation, exploration and production company.	$42,577
Antero Resources Corp. 1625 17th St. Denver, CO 80202	Antero Resources is an independent exploration and production company engaged in the acquisition, development, and production of unconventional natural gas resources in the United States.	$5,123
Atlas Pipeline Partners, L.P. Park Place Corporate Center One 1000 Commerce Drive, 4th Floor Pittsburgh, PA 15275	Atlas Pipeline Partners, L.P. is a provider of natural gas gathering and processing services as well as natural gas liquid transportation services.	$1,300
Aurora USA Oil & Gas, Inc. Level 20, 77 St. Georges Terrace Perth, WA 6000 Australia	Aurora USA Oil & Gas is an independent oil and natural gas company engaged in the acquisition, development, exploration, production and sale of crude oil and natural gas.	$21,853
BreitBurn Energy Partners L.P. 515 S. Flower St Suite 4800 Los Angeles, CA 90071	BreitBurn Energy Partners L.P. is an independent oil and gas partnership focused on the acquisition, exploitation and development of oil and gas properties in the United States.	$4,137
Chaparral Energy Inc. (8.3%) 701 Cedar Lake Blvd. Oklahoma City, OK 73114	Chaparral is a mid-continent and Permian Basin-focused private exploration and production company.	$4,087
Chaparral Energy Inc. (7.6%) 701 Cedar Lake Blvd. Oklahoma City, OK 73114	Chaparral is a mid-continent and Permian Basin-focused private exploration and production company.	$9,299
Comstock Resources, Inc. 5300 Town And Country Blvd. Suite 500 Frisco, TX 75034	Comstock engages in the acquisition, exploration, development, and production of oil and natural gas properties in the United States.	$11,463
Crestwood Midstream Partners L.P. 700 Louisiana St., Suite 2060 Suite 2060 Houston, TX 77002	Crestwood Midstream Partners engages in the acquisition and development of midstream oil and gas assets.	$10,098

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
CrownRock, L.P. 303 Veterans Air Park Lane Suite 5100 Midland, TX 9705	CrownRock is an independent oil and natural gas company engaged in the acquisition, development, exploration, production and sale of crude oil and natural gas in Texas, New Mexico and Utah.	$10,689
EP Energy LLC 1001 Louisiana Street Houston, TX 77002	EP Energy provides oil and gas exploration, and focuses on extraction, transmission, drilling, developing, and exploration of natural gas reserves in the United States, Brazil, and Egypt.	$6,624
EPE Holdings LLC 1001 Louisiana Street Houston, TX 77002	EP Energy provides oil and gas exploration, and focuses on extraction, transmission, drilling, developing, and exploration of natural gas reserves in the United States, Brazil, and Egypt.	$5,970
EPL Oil & Gas, Inc. 201 St. Charles Ave. Suite 3400 New Orleans, LA 70170-1026	EPL Oil & Gas is an independent oil and natural gas exploration and production company with operations concentrated in the United States.	$3,169
Era Group Inc. P.O. Box 6550 Lake Charles, LA 70606	Era Group offers helicopter-transport services to the offshore-energy industry internationally.	$9,586
Everest Acquisition LLC 1001 Louisiana St. Houston, TX 77002	Everest is a producer of independent oil, natural gas, and natural gas liquids.	$14,250
Foresight Energy LLC 211 North Broadway Suite 2600 Saint Louis, MO 63102	Foresight Energy offers coal mining, production, transportation and distribution services.	$4,117
Forest Oil Corp. 707 17th St. Suite 3600 Denver, CO 80202	Forest Oil is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids in North America.	$5,250
GulfMark Offshore, Inc. 10111 Richmond Avenue Suite 340 Houston, TX 77042	GulfMark provides offshore marine services to oil-and-gas exploration-and-production companies.	$5,954

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
Halcón Resources Corp. 1000 Louisiana St. Suite 6700 Houston, TX 77002	Halcon Resources is an independent energy company engaged in the acquisition, production, exploration and development of onshore oil and natural gas properties in the United States.	$11,791
Heckmann Corp. 300 Cherrington Parkway Suite 200 Coraopolis, PA 15108	Heckmann, together with its subsidiaries, is a services-based company focused on total water solutions for shale or unconventional oil and gas exploration.	$5,512
Hercules Offshore, Inc. 9 Greenway Plaza Suite 2200 Houston, TX 77046	Hercules provides shallow-water drilling and marine services to the oil and natural gas exploration and production industry worldwide.	$5,053
Hiland Partners, L.P. 302 N. Independence St Suite 100 Enid, OK 73701	Hiland Partners is engaged in gathering, compressing, dehydrating, treating, processing and marketing of natural gas, fractionating and marketing of natural gas liquids, and gathering and redelivering, blending, storing and marketing of crude oil.	$1,750
Legacy Reserves, L.P. 303 W. Wall St. Suite 1400 Midland, TX 79701	Legacy Reserves is an independent oil and gas limited partnership focused on the acquisition and development of oil and natural gas properties primarily located in the Permian Basin, Mid-Continent and Rocky Mountain regions.	$16,390
Lone Pine Resources Canada Ltd. 1100, 640-5th Avenue SW Calgary, Alberta T2P 3G4 Canada	Lone Pine is an independent oil and gas exploration, development and production company with operations in Canada.	$1,975
NRG Energy, Inc. (6.6%) 211 Carnegie Center Princeton, NJ 08540	NRG owns and operates a power generation portfolio with more than 25,000 megawatts of generation capacity.	$6,750
NRG Energy, Inc. (8.3%) 211 Carnegie Center Princeton, NJ 08540	NRG owns and operates a power generation portfolio with more than 25,000 megawatts of generation capacity.	$4,676
QR Energy, L.P. 5 Houston Center 1401 McKinney St. Suite 2400 Houston, TX 77010	QR Energy owns and acquires producing oil and natural gas properties in North America, and its properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles.	$15,114

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
Quicksilver Resources Inc. 777 West Rosedale Suite 300 Fort Worth, TX 76104	Quicksilver is engaged in the development and production of unconventional resources, including coal bed methane, shale gas, and tight sand gas in North America.	$2,155
Resolute Energy Corp. 1675 Broadway Suite 1950 Denver, CO 80202	Resolute, an independent oil and gas company, engages in the acquisition, exploration, exploitation, and development of oil and gas properties in the United States.	$10,986
Rex Energy Corp 476 Rolling Ridge Drive Suite 300 State College, PA 16801	Rex Energy is an independent oil and gas company operating in the Appalachian Basin and Illinois Basin.	$14,896
Samson Investment Co. Two West Second St. Tulsa, OK 74103	Samson is an exploration and production company.	$25,033
Sidewinder Drilling Inc. 952 Echo Lane Suite 460 Houston, TX 77024	Sidewinder is a land-drilling company controlled by Avista Capital Partners.	$19,587
Silver II US Holdings, LLC 1 Hamilton Rd. Windsor Locks, CT 06096	Silver II US Holdings is a manufacturer of highly engineered, mission-critical pumps and compressors for the global industrial, infrastructure and energy markets.	$3,000
The Kenan Advantage Group, Inc. 4366 Mt. Pleasant St. NW North Canton, OH 44720	Kenan Advantage Group provides bulk transportation and logistics services. Kenan operates a fleet of some 3,800 tractors and 5,300 tank trailers from a network of more than 100 terminals in approximately 40 states.	$7,250
Vanguard Natural Resources, LLC 5847 San Felipe Suite 3000 Houston, TX 77057	Vanguard Natural Resources, LLC is an oil-and-gas company focused on the acquisition and development of oil and natural gas properties in the United States.	$4,750

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Us	Percentage of Class Held(2)	Amortized Cost of Investment (in thousands)
Equity/Other
Fortune Creek Co-Invest I L.P. PO Box 309 George Town, Grand Cayman KY1-1104 Cayman Islands	Fortune Creek is a partnership that owns and operates a natural gas pipeline in the Horn River Basin in British Columbia, Canada.	LP Interest	8.8%	$23,345
Plains Offshore Operations Inc. 700 Milam St. Suite 3100 Houston, TX 77002	Plains Offshore is a subsidiary of Plains Exploration & Production Company (NYSE: PXP), or PXP, and was formed to develop PXP's assets located in the Gulf of Mexico in water depths of 500 feet or more.	Preferred Equity	4.4%	$20,776
Plains Offshore Operations Inc. 700 Milam St. Suite 3100 Houston, TX 77002	Plains Offshore is a subsidiary of PXP and was formed to develop PXP's assets located in the Gulf of Mexico in water depths of 500 feet or more.	Warrants	4.4%	$689

(1)
Amount includes a $10.0 million unfunded commitment for Rice Drilling B LLC.

(2)
Percentage of class held is calculated on a fully diluted basis and is based on the best available information at the time of calculation.

 INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT

Overview of FS Advisor

  Management Services and Responsibilities

        FS Advisor is registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the investment advisory and administrative services agreement in accordance with the 1940 Act. As an investment adviser registered under the Advisers Act, FS Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, FS Advisor has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in its immediate possession or control. As such, FS Advisor may not employ, or permit another to employ, our funds or assets in any manner except for our exclusive benefit. FS Advisor is prohibited from contracting away the fiduciary obligation owed to us and our shareholders under common law.

        Subject to the overall supervision of our board of trustees, FS Advisor oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory and administrative services agreement, FS Advisor:

  •
  determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

  •
  determines what securities we will purchase, retain or sell;

  •
  identifies, evaluates, negotiates and structures the investments we make; and

  •
  executes, monitors and services the investments we make.

        FS Advisor will also seek to ensure that we maintain adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing us to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. FS Advisor's services under the investment advisory and administrative services agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, FS Advisor performs certain administrative services under the investment advisory and administrative services agreement. See "Administrative Services."

  Advisory Fees

        We pay FS Advisor a fee for its services under the investment advisory and administrative services agreement consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to FS Advisor and any incentive fees it earns are ultimately borne by our shareholders.

        Base Management Fee.    The base management fee is calculated at an annual rate of 2.0% of our average gross assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of FS Advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as FS Advisor shall determine. The base management fee for any partial month or quarter will be appropriately pro-rated.

        Incentive Fee.    The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.625% per quarter (6.5% annualized), subject to a "catch up" feature. For this purpose, "pre-incentive fee net investment income" means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to FS Advisor under the investment advisory and administrative services agreement and any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

  •
  No incentive fee is payable to FS Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.625%.

  •
  100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.031% in any calendar quarter (8.125% annualized) is payable to FS Advisor. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.031%) as the "catch-up." The "catch-up" provision is intended to provide FS Advisor with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.031% in any calendar quarter.

  •
  20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.031% in any calendar quarter (8.125% annualized) is payable to FS Advisor once the hurdle rate is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to FS Advisor).

        The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income
(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

        These calculations will be appropriately pro-rated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the current calendar quarter.

        The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

        All percentages are based on average adjusted capital as defined above.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 1.25%
  Hurdle rate(1) = 1.625%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
  Pre-incentive fee net investment income
  (investment income) - (base management fee + other expenses) = 0.55%

        Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 2.525%
  Hurdle rate(1) = 1.625%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
  Pre-incentive fee net investment income
  (investment income) - (base management fee + other expenses) = 1.825%

  Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to "catch-up")(4)

        = 100% × (1.825% - 1.625%)
        = 0.2%

        Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the "catch-up" provision, therefore the subordinated incentive fee on income is 0.2%.

Scenario 3

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 3.5%
  Hurdle rate(1) = 1.625%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
  Pre-incentive fee net investment income
  (investment income) - (base management fee + other expenses) = 2.8%

  Catch up = 100% × pre-incentive fee net investment income (subject to "catch-up")(4)

  Subordinated incentive fee on income = 100% × "catch-up" + (20.0% × (pre-incentive fee net investment income - 2.031))

Catch up     = 2.031% - 1.625%
                     = 0.406%

  Subordinated incentive fee on income = (100% × 0.406%) + (20.0% × (2.8% - 2.031%))

                 = 0.406% + (20% × 0.769%)
                 = 0.406% + 0.1538%
                 = 0.56%

        Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the "catch-up" provision, therefore the subordinated incentive fee on income is 0.56%.

(1)
Represents 6.5% annualized hurdle rate.

(2)
Represents 2.0% annualized base management fee on average gross assets. Examples assume assets are equal to adjusted capital.

(3)
Excludes organization and offering expenses.

(4)
The "catch-up" provision is intended to provide FS Advisor with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 2.031% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains

Scenario 1

Assumptions

          Year 1: $20 million investment made in Company A ("Investment A") and $30 million investment made in Company B ("Investment B").

          Year 2: Investment A sold for $50 million and fair market value ("FMV") of Investment B determined to be $32 million.

          Year 3: FMV of Investment B determined to be $25 million.

          Year 4: Investment B sold for $31 million.

          The incentive fee on capital gains would be:

          Year 1: None.

          Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%).

          Year 3: None --> $5 million (20.0% multiplied by ($30 million cumulative realized capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2).

          Year 4: Incentive fee on capital gains of $200,000 --> $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains taken in Year 2).

Scenario 2

Assumptions

          Year 1: $20 million investment made in Company A ("Investment A"), $30 million investment made in Company B ("Investment B") and $25 million investment made in Company C ("Investment C").

          Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

          Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

          Year 4: FMV of Investment B determined to be $35 million.

          Year 5: Investment B sold for $20 million.

        The capital gains incentive fee, if any, would be:

          Year 1: None.

          Year 2: $5 million incentive fee on capital gains --> 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B).

          Year 3: $1.4 million incentive fee on capital gains --> $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2.

          Year 4: None.

          Year 5: None --> $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3.

*
The returns shown are for illustrative purposes only. No incentive fee is payable to FS Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate. Positive returns are shown to demonstrate the fee structure and there is no guarantee that positive returns will be realized. Actual returns may vary from those shown in the examples above.

Payment of Our Expenses

        Our primary operating expenses include the payment of advisory fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing facilities and other expenses necessary for our operations. Our investment advisory fee compensates FS Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FS Advisor is responsible for compensating GSO for its services pursuant to the sub-advisory agreement. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

  •
  corporate and organization expenses relating to offerings of our common shares, subject to limitations included in the investment advisory and administrative services agreement;

  •
  the cost of calculating our net asset value, including the cost of any third-party pricing or valuation services;

  •
  the cost of effecting sales and repurchases of our common shares and other securities;

  •
  investment advisory fees;

  •
  fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

  •
  interest payments on our debt or related obligations;

  •
  transfer agent and custodial fees;

  •
  fees and expenses associated with marketing efforts;

  •
  federal and state registration fees;

  •
  federal, state and local taxes;

  •
  annual fees of the Delaware trustee;

  •
  fees and expenses of trustees not also serving in an executive officer capacity for us or FS Advisor;

  •
  costs of proxy statements, shareholders' reports and notices;

  •
  fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;

  •
  direct costs such as printing, mailing, long distance telephone and staff;

  •
  fees and expenses associated with independent audits and outside legal costs;

  •
  costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

  •
  brokerage commissions for the purchase and sale of our investments;

  •
  costs associated with our chief compliance officer; and

  •
  all other expenses incurred by FS Advisor, GSO or us in connection with administering our business, including expenses incurred by FS Advisor or GSO in performing administrative services for us and administrative personnel paid by FS Advisor, to the extent they are not controlling persons of FS Advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Reimbursement of FS Advisor for Administrative Services

        We reimburse FS Advisor for expenses necessary to perform services related to our administration and operations. The amount of this reimbursement is set at the lesser of (1) FS Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FS Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of trustees considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees compares the total amount paid to FS Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FS Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FS Advisor.

Duration and Termination

        The investment advisory and administrative services agreement became effective on July 18, 2011, the date that we satisfied our minimum offering requirement. Unless earlier terminated as described below, the investment advisory and administrative services agreement remains in effect until July 2013 and will remain in effect from year-to-year thereafter if approved annually by our board of trustees or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our trustees who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory and administrative services agreement.

        The investment advisory and administrative services agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory and administrative services agreement provides that we may terminate the agreement without penalty upon 60 days' written notice to FS Advisor. If FS Advisor wishes to voluntarily terminate the investment advisory and administrative services agreement, it must give us a minimum of 120 days' notice prior to termination and must pay all expenses associated with its termination. The investment advisory and administrative services agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities. We may terminate FS Advisor's interest in our revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of the interest, determined by agreement between us and FS Advisor. If we cannot agree on such amount, it will be determined in accordance with the then current rules of the American Arbitration Association. The expenses of such arbitration shall be borne equally. The method of payment to FS Advisor must be fair and must protect our solvency and liquidity.

        Without the vote of a majority of our outstanding voting securities, our investment advisory and administrative services agreement may not be materially amended, nor may we engage in a merger or other reorganization with FS Advisor. In addition, should we or FS Advisor elect to terminate the investment advisory and administrative services agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common shares, except in limited circumstances where a temporary adviser may be appointed without shareholder consent, consistent with the 1940 Act, for a time period not to exceed 150 days following the date on which the previous contract terminates. FS Advisor may not terminate the investment sub-advisory agreement with GSO without prior approval from our board of trustees.

Prohibited Activities

        Our declaration of trust prohibits the following activities between us, FS Advisor and its affiliates:

  •
  We may not purchase or lease assets in which FS Advisor or its affiliates has an interest unless we disclose the terms of the transaction to our shareholders and the terms do not exceed the lesser of cost or fair market value, as determined by an independent expert;

  •
  FS Advisor and its affiliates may not acquire assets from us unless approved by our shareholders in accordance with our declaration of trust;

  •
  We may not lease assets to FS Advisor or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

  •
  We may not make any loans to FS Advisor or its affiliates except for the advancement of funds as permitted by our declaration of trust;

  •
  We may not acquire assets in exchange for our common shares;

  •
  We may not pay a commission or fee, either directly or indirectly to FS Advisor or its affiliates, except as otherwise permitted by our declaration of trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

  •
  FS Advisor and its affiliates may not charge duplicate fees to us; and

  •
  FS Advisor and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, FS Advisor may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. FS Advisor may also not receive a prepayment charge or penalty in connection with any such financing.

        In addition, the investment advisory and administrative services agreement prohibits FS Advisor and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. FS Advisor and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. FS Advisor and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification

        Our declaration of trust and the investment advisory and administrative services agreement provide that FS Advisor and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FS Advisor or such other person, nor will FS Advisor or such other person be held harmless for any loss or liability suffered by us, unless (i) we have determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) FS Advisor or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by FS Advisor or an affiliate thereof acting as our agent and (iv) the indemnification or agreement to hold FS Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our shareholders. We maintain a joint liability insurance policy with our affiliates, including FS Advisor. The premiums for this policy are allocated across all insureds based on, among other things, the proportional share of the premium that we and our affiliates would pay had we purchased our policies separately and the asset base of each such entity. The independent trustees of our board of trustees must review and approve our allocation on an annual basis. As a result, FS Advisor bears the cost of its own liability insurance.

Organization of FS Advisor

        FS Advisor is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of FS Advisor is c/o FS Investment Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Overview of GSO

        GSO acts as our sub-adviser pursuant to an investment sub-advisory agreement with FS Advisor and is registered as an investment adviser with the SEC under the Advisers Act. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        Under the terms of the sub-advisory agreement, GSO assists FS Advisor in managing our portfolio in accordance with our stated investment objectives and policies. This assistance includes making investment recommendations, monitoring and servicing our investments, performing due diligence on prospective portfolio companies and providing research and other investment advisory services for us. However, all investment decisions are ultimately the responsibility of FS Advisor's investment committee.

        The sub-advisory agreement provides that GSO will receive 50% of all fees payable to FS Advisor under the investment advisory and administrative services agreement with respect to each year.

        The sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice by GSO or, if our board of trustees or the holders of a majority of our outstanding voting securities determine that it should be terminated, by FS Advisor.

Board Approval of the Investment Advisory and Sub-Advisory Agreements

        Our investment advisory and administrative services agreement and investment sub-advisory agreement were approved by our board of trustees on April 28, 2011 and became effective upon the satisfaction of the minimum offering requirement in July 2011. Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to our board of trustees as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder, including a consideration of, among other factors: (1) the nature, quality and extent of the advisory and other services to be provided to us by FS Advisor and to FS Advisor by GSO; (2) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives and (3) information about the services to be performed and the personnel performing such services under each of the agreements.

 ADMINISTRATIVE SERVICES

        FS Advisor is reimbursed for administrative expenses it incurs on our behalf overseeing our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FS Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FS Advisor assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

        For providing these services, facilities and personnel, we reimburse FS Advisor for expenses necessary to perform services related to our administration and operations. The amount of this reimbursement is set at the lesser of (1) FS Advisor's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FS Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of trustees considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees compares the total amount paid to FS Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FS Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FS Advisor.

        For a discussion of the indemnification provisions in the investment advisory and administrative services agreement, see "Investment Advisory and Administrative Services Agreement—Indemnification."

 THE DELAWARE TRUSTEE

        Wilmington Trust Company, a Delaware banking corporation, or the Delaware trustee, serves as our sole trustee in the State of Delaware. The Delaware trustee's principal offices are located at 1100 North Market Street, Wilmington, Delaware 19890. The Delaware trustee is unaffiliated with us. The Delaware trustee's duties and liabilities with respect to the offering of our common shares and the management of FSEP are limited to its express obligations under our declaration of trust.

        The rights and duties of the Delaware trustee, FSEP, our adviser and our shareholders are governed by the provisions of the Delaware Statutory Trust Act, our advisory agreement and by our declaration of trust.

        The Delaware trustee will accept service of legal process on us in the State of Delaware and will make certain filings under the Delaware Statutory Trust Act on our behalf. The Delaware trustee does not owe any other duties to us or our shareholders. The Delaware trustee is permitted to resign upon at least 60 days' notice to us, provided, that any such resignation will not be effective until a successor trustee is appointed by our board of trustees. The declaration of trust provides that the Delaware trustee is compensated by us, as appropriate, and is indemnified by us, as appropriate, against any expenses it incurs relating to or arising out of the formation, operation or termination of FSEP or the performance of its duties pursuant to our declaration of trust, except to the extent that such expenses result from the gross negligence or willful misconduct of the Delaware trustee. Our board of trustees has discretion to replace the Delaware trustee.

        Our board of trustees and certain of our officers have signed the registration statement of which this prospectus is a part, and only our assets are subject to issuer liability under the federal securities laws for the information contained in this prospectus and under federal securities laws with respect to the issuance and sale of our common shares. Under such laws, neither the Delaware trustee, either in its capacity as Delaware trustee or in its individual capacity, nor any director, officer or controlling person of the Delaware trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of our common shares. The Delaware trustee's liability in connection with the issuance and sale of our common shares is limited solely to the express obligations of the Delaware trustee set forth in our declaration of trust.

        Under our declaration of trust, the Delaware trustee has delegated to our board of trustees the exclusive management and control of all aspects of our business. The Delaware trustee will have no duty or liability to supervise or monitor the performance of our board of trustees, nor will the Delaware trustee have any liability for the acts or omissions of our board of trustees. Because the Delaware trustee has delegated substantially all of its authority over our operations to our board of trustees, the Delaware trustee itself is not registered in any capacity with the SEC.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We have entered into an investment advisory and administrative services agreement with FS Advisor. Pursuant to the investment advisory and administrative services agreement, we pay FS Advisor a base management fee and an incentive fee. See "Investment Advisory and Administrative Services Agreement" for a description of how the fees payable to FS Advisor are determined.

        Our executive officers, certain of our trustees and certain debt finance professionals of Franklin Square Holdings who perform services for us on behalf of FS Advisor are also officers, trustees, managers, and/or key professionals of Franklin Square Holdings, our dealer manager and other entities, including FS Investment Corporation and FS Investment Corporation II. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Franklin Square Holdings may organize other debt-related programs and acquire for their own account debt-related investments that may be suitable for us. In addition, Franklin Square Holdings may grant equity interests in FS Advisor to certain management personnel performing services for FS Advisor.

        Prior to the occurrence of a liquidity event, all future transactions with affiliates of ours will be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our trustees, including a majority of our independent trustees.

Allocation of FS Advisor's Time

        We rely on FS Advisor to manage our day-to-day activities and to implement our investment strategy. FS Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FS Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of FB Income Advisor, LLC, FS Investment Corporation, FSIC II Advisor, LLC and FS Investment Corporation II. FS Advisor and its employees will devote only as much of its or their time to our business as FS Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, FS Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

        However, we believe that the members of FS Advisor's senior management and the other key debt finance professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Franklin Square Holdings-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at the adviser providing services to multiple programs. For example, the team of individuals at FS Advisor has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Allocation of GSO's Time

        We rely, in part, on GSO to assist in identifying investment opportunities and making investment recommendations to FS Advisor. GSO, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GSO and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GSO. Also, in connection with such business activities, GSO and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GSO, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of GSO and its affiliates. For example, GDFM, a subsidiary of GSO, serves as investment sub-adviser to FS Investment Corporation and FS Investment Corporation II.

Competition and Allocation of Investment Opportunities

        Concurrent with our continuous public offering, employees of FS Advisor are simultaneously providing investment advisory services to other affiliated entities, including FB Income Advisor, LLC, which serves as the investment adviser to FS Investment Corporation, and to FSIC II Advisor, LLC, which serves as the investment adviser to FS Investment Corporation II. FS Investment Corporation is a publicly registered BDC that invests primarily in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies. FS Investment Corporation II commenced operations on June 18, 2012 and pursues the same investment strategy as FS Investment Corporation. In addition, GSO and its affiliates manage several other investment vehicles.

        FS Advisor may determine it appropriate for us and one or more other investment accounts managed by FS Advisor, GSO or any of their respective affiliates to participate in an investment opportunity. To the extent we are able to make co-investments with investment accounts managed by FS Advisor, GSO or their respective affiliates, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. In addition, conflicts of interest or perceived conflicts of interest may also arise in determining which investment opportunities should be presented to us and other participating accounts.

        To mitigate these conflicts, FS Advisor will seek to execute such transactions on a fair and equitable basis and in accordance with its allocation policies, taking into account various factors, which may include the source of origination of the investment opportunity; investment objectives and strategies; tax considerations; risk, diversification or investment concentration parameters; characteristics of the security; size of available investment; available liquidity and liquidity requirements; regulatory restrictions; and/or such other factors as may be relevant to a particular transaction.

        As FS Advisor's senior management team consists of the same management team that runs FB Income Advisor, LLC, the investment adviser of FS Investment Corporation, and FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II, it is possible that some investment opportunities will be provided to FS Investment Corporation or FS Investment Corporation II rather than us.

Affiliated Dealer Manager

        The dealer manager is an affiliate of FS Advisor and also served as the dealer manager for the public offering of shares of common stock of Franklin Square Holdings' first affiliated BDC, FS Investment Corporation, which closed to new investors in May 2012, and serves as the dealer manager for the public offering of shares of common stock of Franklin Square Holdings' third affiliated BDC, FS Investment Corporation II. These relationships may create conflicts in connection with the dealer manager's due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with FS Advisor, no independent review of us will be made in connection with the distribution of our common shares in our continuous public offering. In addition, the dealer manager is entitled to compensation in connection with our continuous public offering. See "Plan of Distribution—Compensation of Dealer Manager and Selected Broker-Dealers."

Expense Support and Conditional Reimbursement Agreement

        Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our shareholders in each quarter, less the sum of our net investment income for tax purposes, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

        Pursuant to the expense reimbursement agreement, we will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to shareholders.

        We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory and administrative services agreement with FS Advisor, we will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

        The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

Investments

        As a BDC, we may be limited in our ability to invest in any portfolio company in which any fund or other client managed by FS Advisor, GSO or any of their respective affiliates has an investment. We may also be limited in our ability to co-invest in a portfolio company with FS Advisor, GSO or one or more of their respective affiliates. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FS Advisor and its affiliates, including FS Investment Corporation and FS Investment Corporation II. However, there is no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will continue to be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance. As a result, we could be limited in our ability to invest in certain portfolio companies in which GSO or any of its affiliates and in which affiliates of FS Advisor, including FS Investment Corporation and FS Investment Corporation II, are investing or are invested.

Appraisal and Compensation

        Our declaration of trust provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or "roll-up," an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our shareholders. A summary of such appraisal shall be included in a report to our shareholders in connection with a proposed roll-up. All shareholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such shareholder's pro rata share of the appraised value of our net assets.

 CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

        As of April 15, 2013, no person was deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of April 15, 2013, information with respect to the beneficial ownership of our common shares by:

  •
  each person known to us to beneficially own more than 5% of the outstanding common shares;

  •
  each member of our board of trustees and each executive officer; and

  •
  all of the members of our board of trustees and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no common shares subject to options that are currently exercisable or exercisable within 60 days of April 15, 2013.

	Common Shares Beneficially Owned as of April 15, 2013
Name(1)	Number of Common Shares	Percentage(2)
Interested Trustees:
Michael C. Forman(3)	124,377.16	*
David J. Adelman(4)	123,444.44	*
Thomas J. Gravina	12,154.94	*
Michael Heller	30,593.32	*
Independent Trustees:
Sidney R. Brown(5)	29,403.05	*
Gregory P. Chandler(6)	6,302.13	*
Richard I. Goldstein	11,222.22	*
Charles P. Pizzi	3,961.28	*
Richard W. Vague	22,867.67	*
R. Richard Williams	12,604.25	*
Executive Officers:
Salvatore Faia	—	—
Edward T. Gallivan, Jr.	—	—
Zachary Klehr	15,378.04	*
Gerald F. Stahlecker(7)	2,805.56	*
Stephen S. Sypherd	3,626.42	*
All officers and trustees as a group (15 persons)	398,740.48	*

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each beneficial owner is c/o FS Energy and Power Fund, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

(2)
Based on a total of 91,457,433 common shares issued and outstanding on April 15, 2013.

(3)
Includes 112,222.22 common shares held through FB Capital Partners, L.P., a limited partnership of which Mr. Forman is the sole limited partner.

(4)
Includes 11,222.22 common shares held in a joint account with spouse and 112,222.22 common shares held through Sylvia Associates, L.P., a limited partnership controlled by Mr. Adelman.

(5)
Includes 28,055.56 common shares held by NFI International, Ltd., a company of which Mr. Brown is a principal interest holder.

(6)
All common shares held in a 401(k) account.

(7)
All common shares held in a joint account with spouse.

        The following table sets forth, as of April 15, 2013, the dollar range of our equity securities that are beneficially owned by each member of our board of trustees.

Name of Trustee	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Trustees:
Michael C. Forman	Over $100,000
David J. Adelman	Over $100,000
Thomas J. Gravina	Over $100,000
Michael Heller	Over $100,000
Independent Trustees:
Sidney R. Brown	Over $100,000
Gregory P. Chandler	$50,001 - $100,000
Richard I. Goldstein	Over $100,000
Charles P. Pizzi	$10,001 - $50,000
Richard W. Vague	Over $100,000
R. Richard Williams	Over $100,000

(1)
Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)
The dollar range of equity securities beneficially owned by our trustees is based on the public offering price of $10.60 per share as of April 15, 2013.

(3)
The dollar range of equity securities beneficially owned are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

 DISTRIBUTION REINVESTMENT PLAN

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. Following commencement of our operations, we declared our first distribution on July 21, 2011. We have adopted an "opt in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common shares. Any distributions of our common shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient's home state. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of trustees authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan, you will have your cash distributions reinvested in additional common shares, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the semi-monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. In such case, your reinvested distributions will purchase common shares at a price equal to 90% of the price at which common shares are sold in the offering at the semi-monthly closing immediately following the distribution payment date, and such price may represent a premium to our net asset value per share. Common shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our common shares offered pursuant to this prospectus.

        If you wish to receive distributions in cash, no action will be required on your part to do so. If you are a registered shareholder, you may elect to have your entire distribution reinvested in common shares by notifying DST Systems, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional common shares, the plan administrator will set up an account for common shares you acquire through the plan and will hold such common shares in non-certificated form. If your common shares are held by a broker or other financial intermediary, you may "opt in" to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

        We intend to use newly issued common shares to implement the plan. The number of common shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to 90% of the price at which common shares are sold in the offering at the semi-monthly closing immediately following the distribution payment date.

        There are no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We pay the plan administrator's fees under the plan.

        If you receive your ordinary cash distributions in the form of common shares, you generally are subject to the same federal, state and local tax consequences as you would have had if you elected to receive distributions in cash. Your basis for determining gain or loss upon the sale of common shares received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any common shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the common shares are credited to your account.

        We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by calling the plan administrator at (877) 628-8575.

        All correspondence concerning the plan should be directed to the plan administrator by mail at FS Energy and Power Fund Services, P.O. Box 219095, Kansas City, Missouri 64121-9095 or by telephone at (877) 628-8575.

        We have filed the distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator or by contacting us.

 DESCRIPTION OF OUR SECURITIES

        The following description is based on relevant portions of the Delaware Statutory Trust Act and on our Declaration of Trust and Bylaws. This summary is not intended to be complete and we refer you to the Delaware Statutory Trust Act and our Declaration of Trust and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Shares

        Our authorized shares consist of 500,000,000 shares of beneficial interest, par value $0.001 per share, of which 450,000,000 shares are classified as common shares and 50,000,000 shares are classified as preferred shares. There is currently no market for our common shares, and we do not expect that a market for our common shares will develop in the foreseeable future. No common shares have been authorized for issuance under any equity compensation plans. Under Delaware law, our shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, or the DGCL, and therefore generally will not be personally liable for our debts or obligations.

        Set forth below is a chart describing the classes of our securities outstanding as of April 15, 2013:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column (3)
Common Shares	450,000,000	—	91,457,433

  Common Shares

        Under the terms of our third amended and restated declaration of trust, or the declaration of trust, all our common shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common shares if, as and when authorized by our board of trustees and declared by us out of funds legally available therefor. Except as may be provided by our board of trustees in setting the terms of classified or reclassified shares, common shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, our common shares are not subject to any mandatory redemption rights by us. In the event of our liquidation, dissolution or winding up, each common share would be entitled to share ratably in all of our assets that are legally available for distribution after we pay or make reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Each common share will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as may be provided by the DGCL, the Statutory Trust Act or by our board of trustees in setting the terms of preferred shares or classified or reclassified shares, the holders of our common shares will possess exclusive voting power. There will be no cumulative voting in the election of trustees, which means that holders of a majority of the outstanding common shares will be able to elect all of our trustees, provided that there are no shares of any other class or series of shares outstanding entitled to vote in the election of trustees, and holders of less than a majority of such common shares will be unable to elect any trustee.

  Preferred Shares

        Under the terms of our declaration of trust, our board of trustees, with approval from a majority of our independent trustees, is authorized to issue preferred shares in one or more classes or series without shareholder approval. Our board of trustees has discretion to determine the rights, preferences, covenants, privileges and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred shares.

        Preferred shares could be issued with rights and preferences that would adversely affect the holders of common shares. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of preferred shares, if any are issued, must be entitled as a class to elect two trustees at all times and to elect a majority of trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares. We believe that the availability for issuance of preferred shares will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

        Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Despite this provision, and in accordance with guidelines adopted by the North American Securities Administrators Association, our declaration of trust and the investment advisory and administrative services agreement provide that FS Advisor and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FS Advisor or such other person, nor shall FS Advisor or such other person be held harmless for any loss or liability suffered by us, unless (1) we have determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) FS Advisor or such other person was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by FS Advisor or an affiliate thereof acting as our agent and (4) the indemnification or agreement to hold FS Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our shareholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

        FS Advisor has also entered into a sub-advisory agreement with GSO. The sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GSO is not liable for any error or judgment or mistake of law or for any loss we suffer. In addition, the sub-advisory agreement provides that GSO will indemnify us and FS Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys' fees, which we, FS Advisor, or any respective affiliates may sustain as a result of GSO's willful misconduct, bad faith, gross negligence, reckless disregard of its duties thereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

        Pursuant to our declaration of trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a trustee, officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) FS Advisor or any of its affiliates acting as an agent of the Company (each such person, an "Indemnitee"), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made.

        We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Indemnitee was acting on behalf of or performing services for the Company, (iii) in the case that the Indemnitee is FS Advisor or an affiliate of FS Advisor, or an officer of the Company, FS Advisor or an affiliate of FS Advisor, such liability or loss was not the result of negligence or misconduct, (iv) in the case that the Indemnitee is a trustee of the Company (and not also an officer of the Company, FS Advisor or an affiliate of FS Advisor), such liability or loss was not the result of gross negligence or willful misconduct and (v) such indemnification or agreement to hold harmless is recoverable only out of assets of the Company and not from the shareholders.

        In addition, Delaware law permits a trust to advance reasonable expenses to a trustee or officer, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company's receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the standard of conduct was not met.

        Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former directors or officers of FS Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former directors or officers of FS Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of our Declaration of Trust and Bylaws

        Our declaration of trust and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Trustees

        As set forth in our declaration of trust, our trustees will be elected by a plurality of all votes cast by holders of the outstanding common shares entitled to vote at a meeting at which a quorum is present.

Number of Trustees; Vacancies; Removal

        Our declaration of trust provides that the number of trustees will be set by our board of trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire board of trustees may at any time increase or decrease the number of trustees. Our declaration of trust provides that the number of trustees generally may not be less than three or more than twelve. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our board of trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our declaration of trust, any and all vacancies on our board of trustees may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the remainder of the full term of the trustee for whom the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act. Independent trustees shall nominate replacements for any vacancies among the independent trustees' positions.

        Pursuant to the DGCL, our shareholders may remove a trustee, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of trustee.

        We currently have a total of ten members of our board of trustees, six of whom are independent trustees. Our declaration of trust provides that a majority of our board of trustees must be independent trustees except for a period of up to 60 days after the death, removal or resignation of an independent trustee pending the election of his or her successor.

Action by Shareholders

        Our bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders or by unanimous consent in lieu of a meeting. These provisions, combined with the other requirements of our bylaws regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

        Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to our board of trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by our board of trustees or (c) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of trustees at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by our board of trustees or (iii) provided that our board of trustees has determined that trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

        The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of trustees any power to disapprove shareholder nominations for the election of trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Calling of Special Meetings of Shareholders

        Our bylaws provide that special meetings of shareholders may be called by our board of trustees and certain of our officers. In addition, our declaration of trust and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Company upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders shall be held not less than ten nor more than 60 days after we are provided notice by such shareholders of the request for a special meeting.

Approval of Extraordinary Trust Action; Amendment of Declaration of Trust and Bylaws

        Pursuant to (and except as provided otherwise in) our declaration of trust, provided that our trustees then in office have approved and declared the action advisable and submitted such action to the shareholders, an action that requires shareholder approval, including a dissolution, merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter. In addition, our declaration of trust provides that shareholders are entitled to vote upon a proposed amendment to the declaration of trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment shall require at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. Notwithstanding the foregoing, amendments to our declaration of trust to make our common shares a "redeemable security" or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

        Our declaration of trust and bylaws provide that our board of trustees will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

        Our declaration of trust provides that, subject to the applicable mandatory provisions of the DGCL and until our common shares are listed on a national securities exchange, a majority of our shareholders may amend the declaration of trust without concurrence by our board of trustees. In addition, subject to the applicable mandatory provisions of the DGCL, our declaration of trust provides that a majority of our shareholders may, without the necessity of any concurrence by FS Advisor, direct that the board of trustees cause the Company to:

  •
  remove FS Advisor and elect a new investment adviser;

  •
  dissolve the Company;

  •
  approve or disapprove the sale of all or substantially all of our assets other than in the ordinary course of our business; or

  •
  cause the merger or other reorganization of the Company.

        Without the approval of a majority of our shareholders, FS Advisor may not:

  •
  amend the investment advisory and administrative services agreement except for amendments that would not adversely affect the interests of our shareholders;

  •
  voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

  •
  appoint a new investment adviser;

  •
  sell all or substantially all of our assets other than in the ordinary course of business; and

  •
  cause the merger or other reorganization of the Company.

        Except as described above, our declaration of trust provides that our board of trustees may amend our declaration of trust without any vote of our shareholders.

No Appraisal Rights

        In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their common shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. Our declaration of trust provides that, except as contemplated by the DGCL, holders of our common shares will not be entitled to exercise appraisal rights. See "Certain Relationships and Related Party Transactions—Appraisal and Compensation."

Delaware Business Combination Statute

        Pursuant to our declaration of trust, we have elected to be governed by Section 203 of the DGCL, which, in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive (for the purposes of determining the voting stock outstanding) of shares owned by directors who are also officers and by certain employee stock plans; or

  •
  at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders' meeting (and not by written consent) of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        The term "business combination" is defined in Section 203 of the DGCL to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that result in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or any stock of such subsidiary to the interested stockholder; certain transactions that would increase the interested stockholder's proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, pursuant to Section 203 of the DGCL, an "interested stockholder" is any person who is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the determination date, and the affiliates and associates of such persons. The term "owner" is broadly defined to include any person that individually or with or through such person's affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement or understanding or upon the exercise of options or other convertible securities or otherwise or has the right to vote such stock pursuant to any agreement or understanding, or has an agreement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock.

Conflict with 1940 Act

        Our declaration of trust and bylaws provide that if and to the extent that any provision of the Delaware Statutory Trust Act, the DGCL or any provision of our declaration of trust or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Shareholders

        Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record and to the state securities administrator in each state in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all shareholders and to the state securities administrator in each state in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsenergyandpowerfund.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless the prospectus or registration statement is specifically amended or supplemented to include such reports. On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter.

        Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or collectively documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as "undeliverable," we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our common shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our common shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding our continuous public offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

        A "U.S. shareholder" generally is a beneficial owner of our common shares who is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        A "Non-U.S. shareholder" generally is a beneficial owner of our common shares that is not a U.S. shareholder.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding our common shares should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our common shares.

        Tax matters are very complicated and the tax consequences to an investor of an investment in our common shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

        We have elected, effective as of the date of our formation, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute to our shareholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to maintain RIC tax treatment, we must distribute to our shareholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement.

Taxation as a Regulated Investment Company

        If we:

  •
  qualify as a RIC; and

  •
  satisfy the Annual Distribution Requirement,

then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our shareholders.

        We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 of that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

        In order to qualify as a RIC for federal income tax purposes, we must, among other things:

  •
  continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

  •
  derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of securities, net income from certain "qualified publicly traded partnerships," or other income derived with respect to our business of investing in such securities; and

  •
  diversify our holdings so that at the end of each quarter of the taxable year:

  •
  at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and

  •
  no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships," or the Diversification Tests.

        For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

        Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

        Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met. See "Regulation—Senior Securities." Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

        As a limited partner in the MLPs in which we seek to invest, we will receive our share of income, gains, losses, deductions, and credits from those MLPs. Historically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has been significantly lower than cash distributions paid by MLPs. We will incur a current tax liability on our share of an MLP's income and gains that is not offset by tax deductions, losses and credits, or our net operating loss carryforwards, if any. The percentage of an MLP's income and gains which is offset by tax deductions, losses and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in our portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in an increase in our net ordinary income that we are required to distribute to shareholders to satisfy the Annual Distribution Requirement or the Excise Tax Avoidance Requirement or to eliminate our liability for federal income tax. If our income from our investments in MLPs exceeds the cash distributions received from such investments, we may need to obtain cash from other sources in order to satisfy such distribution requirements. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and become subject to corporate-level federal income tax. We may also recognize for federal income tax purposes gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such gain may need to be distributed (or deemed distributed) in order to avoid liability for corporate-level federal income taxes on such gain.

        The remainder of this discussion assumes that we maintain our qualification as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

        Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common shares. To the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of either 15% or 20%, depending on whether the shareholder's income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. shareholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the shareholder's income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. shareholder's holding period for his, her or its common shares and regardless of whether paid in cash or reinvested in additional common shares. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder's adjusted tax basis in such shareholder's common shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

        For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, a U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. shareholders on December 31 of the year in which the distribution was declared.

        If an investor purchases our common shares shortly before the record date of a distribution, the price of the common shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

        A shareholder generally will recognize taxable gain or loss if the shareholder sells or otherwise disposes of his, her or its common shares. The amount of gain or loss will be measured by the difference between such shareholder's adjusted tax basis in the common shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held his, her or its common shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our common shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such common shares. In addition, all or a portion of any loss recognized upon a disposition of our common shares may be disallowed if other common shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

        In general, individual U.S. shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the sharholder's income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our common shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, for taxable years beginning after December 31, 2012, an additional 3.8% Medicare tax will be imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. shareholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

        We will send to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. shareholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year's distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the preferential maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder's particular situation.

        Recent legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

        We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28%, from all distributions to any non-corporate U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against a U.S. shareholder's federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Shareholders

        Whether an investment in the common shares is appropriate for a Non-U.S. shareholder will depend upon that person's particular circumstances. An investment in the common shares by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisers before investing in our common shares.

        Distributions of our investment company taxable income to Non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. shareholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, we will not be required to withhold U.S. federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

        In addition, with respect to certain distributions made by RICs to Non-U.S. shareholders in taxable years beginning before January 1, 2014, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly designated in a notice timely delivered to our shareholders as "interest-related dividends" or "short-term capital gain dividends," (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years of RICs beginning on or after January 1, 2014. Currently, we do not anticipate that any significant amount of our distributions would be designated as eligible for this exemption from withholding.

        Actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of our common shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. shareholder in the United States or (ii) in the case of an individual shareholder, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

        If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder's allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of our common shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the common shares may not be appropriate for a Non-U.S. shareholder.

        A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

        Effective January 1, 2014, we will be required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2017) redemption proceeds made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to us to enable us to determine whether such withholding is required.

        Non-U.S. shareholders may also be subject to U.S. estate tax with respect to their investment in our common shares.

        Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the common shares.

Failure to Maintain Our Qualification as a RIC

        If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our shareholders. Distributions would not be required, and any distributions would be taxable to our shareholders as ordinary dividend income. Subject to certain additional limitations in the Code, such distributions would be eligible for the 15% maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder's tax basis, and any remaining distributions would be treated as a capital gain.

 REGULATION

        We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of our trustees be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

        The 1940 Act defines "a majority of the outstanding voting securities" as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities. Furthermore, our investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days prior notice to holders of our common shares of any such change.

        We will generally not be able to issue and sell our common shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. See "Risk Factors—Risks Related to Business Development Companies—Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth." We may, however, sell our common shares, or warrants, options or rights to acquire our common shares, at a price below the then-current net asset value of our common shares if our board of trustees determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new common shares at a price below our net asset value per share in rights offerings to existing shareholders, in payment of dividends and in certain other limited circumstances.

        As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with FS Advisor or GSO in transactions originated by FS Advisor or GSO or their respective affiliates unless we obtain an exemptive order from the SEC or co-invest alongside FS Advisor or GSO or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FS Advisor, GSO and their respective affiliates, as applicable. However, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FS Advisor and its affiliates, including FS Investment Corporation and FS Investment Corporation II. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will continue to be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance. Prior to obtaining exemptive relief, we also intend to co-invest alongside FS Advisor and its affiliates only in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

Qualifying Assets

        Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The principal categories of qualifying assets relevant to our business are any of the following:

  1.
  Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

  a.
  is organized under the laws of, and has its principal place of business in, the United States;

  b.
  is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

  c.
  satisfies any of the following:

  i.
  does not have any class of securities that is traded on a national securities exchange;

  ii.
  has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

  iii.
  is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

  iv.
  is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

  2.
  Securities of any eligible portfolio company that we control.

  3.
  Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

  4.
  Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

  5.
  Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

  6.
  Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

        In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

        For purposes of Section 55(a) under the 1940 Act, we will treat each asset underlying the TRS as a qualifying asset if the obligor on such asset is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Managerial Assistance to Portfolio Companies

        In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

        Pending investment in other types of "qualifying assets," as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. FS Advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

        We are permitted, under specified conditions, to issue multiple classes of debt and one class of shares senior to our common shares if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See "Risk Factors—Risks Related to Debt Financing" and "Risk Factors—Risks Related to Business Development Companies."

        For purposes of the asset coverage ratio test applicable to us as a BDC, we will treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by EP Investments under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Code of Ethics

        We and FS Advisor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that, among other things, establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. These codes of ethics are attached as exhibits to the registration statement of which this prospectus is a part. You may also read and copy these codes of ethics at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is available on our website at www.fsenergyandpowerfund.com and on the EDGAR Database on the SEC's Internet site at www.sec.gov. You may also obtain a copy of our code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

Compliance Policies and Procedures

        We and FS Advisor have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer and the chief compliance officer of FS Advisor are responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

        We have delegated our proxy voting responsibility to FS Advisor. The proxy voting policies and procedures of FS Advisor are set forth below. The guidelines are reviewed periodically by FS Advisor and our non-interested trustees, and, accordingly, are subject to change.

        As an investment adviser registered under the Advisers Act, FS Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

        These policies and procedures for voting proxies for the investment advisory clients of FS Advisor are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

        FS Advisor will vote proxies relating to our securities in the best interest of its clients' shareholders. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although FS Advisor will generally vote against proposals that may have a negative impact on its clients' portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

        The proxy voting decisions of FS Advisor are made by the senior officers who are responsible for monitoring each of its clients' investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how FS Advisor intends to vote on a proposal in order to reduce any attempted influence from interested parties.

        You may obtain information, without charge, regarding how FS Advisor voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, FS Energy and Power Fund, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104 or by calling us collect at (215) 495-1150.

Other

        We will be periodically examined by the SEC for compliance with the 1940 Act.

        We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to us or our shareholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

        We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

  •
  pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

  •
  pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

  •
  pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting.

        The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and take actions necessary to ensure that we are in compliance therewith. In addition, we intend to voluntarily comply with Section 404(b) of the Sarbanes-Oxley Act, and have engaged our independent registered public accounting firm to audit our internal control over financial reporting.

 PLAN OF DISTRIBUTION

General

        This is a continuous offering of our common shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years. This offering must be registered in every state in which we offer or sell common shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common shares in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of common shares but intends to use its best efforts to sell the common shares offered. The minimum permitted purchase is $5,000 of our common shares. Additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. In July 2011, we raised in excess of $2.5 million from purchasers not affiliated with us or FS Advisor, which satisfied the minimum offering requirement and allowed the initial offering proceeds to be released from an escrow account in order for us to commence operations.

        The dates on which we will accept subscriptions will be the first business day of each month and the first business day following the 15th day of each month. Common shares issued pursuant to our distribution reinvestment plan will typically be issued on the same date that we hold our first of two semi-monthly closings. In addition, in months in which we repurchase common shares, we expect to conduct repurchases on the same date that we hold our first of two semi-monthly closings for the sale of common shares in this offering.

        We are offering our common shares on a continuous basis at a current offering price of $10.70 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.fsenergyandpowerfund.com. Prior to October 3, 2011, we sold common shares at an offering price of $10.00 per share. The following table summarizes adjustments we have made to our per share public offering price and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$ 9.90	October 3, 2011
$ 9.95	November 1, 2011
$10.00	January 17, 2012
$10.05	March 1, 2012
$10.10	August 1, 2012
$10.20	September 17, 2012
$10.25	October 1, 2012
$10.30	October 16, 2012
$10.40	December 17, 2012
$10.45	January 2, 2013
$10.50	February 1, 2013
$10.60	March 18, 2013
$10.70	April 16, 2013

        To purchase common shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should make your check payable to "FS Energy & Power Fund." Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

About the Dealer Manager

        The dealer manager is FS2 Capital Partners, LLC. The dealer manager was formed in 2007 and has a limited prior operating history. The dealer manager registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority, or FINRA, in December 2007. The dealer manager is an affiliate of FS Advisor and also served as the dealer manager in the public offering of shares of common stock of Franklin Square Holdings' first affiliated BDC, FS Investment Corporation, which closed to new investors in May 2012, and serves as the dealer manager for the public offering of shares of common stock of Franklin Square Holdings' third affiliated BDC, FS Investment Corporation II. The dealer manager receives compensation for services relating to this offering and provides certain sales, promotional and marketing services to us in connection with the distribution of the common shares offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us and our adviser. See "Certain Relationships and Related Party Transactions."

Compensation of Dealer Manager and Selected Broker-Dealers

        Except as provided below, the dealer manager receives selling commissions of 7.0% of the gross proceeds of common shares sold in the offering. The dealer manager also receives a dealer manager fee of 3.0% of the gross offering proceeds as compensation for acting as the dealer manager. Our dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our common shares or give investment advice to a potential shareholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our common shares.

        The dealer manager authorizes other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our common shares. The dealer manager may reallow all of its selling commissions attributable to a selected broker-dealer.

        The dealer manager, in its sole discretion, may reallow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of common shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing the offering and due diligence expenses incurred. The maximum aggregate amount of the reallowances of the 3.0% dealer manager fee will be 1.5% of the gross proceeds from common shares sold in the offering.

        In addition to the payment of selling commissions and the dealer manager fee, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses. We expect to reimburse approximately 0.5% of the gross offering proceeds for accountable due diligence expenses, which are included as part of the reimbursement of organization and offering expenses in an amount up to 1.5% of the gross offering proceeds.

        We will not pay selling commissions or dealer manager fees on common shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the common shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of common shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

        This offering is being made in compliance with Conduct Rule 2310 of FINRA. Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering may not exceed 10% of our gross offering proceeds. In addition, although our declaration of trust permits us to pay reasonable fees and expenses in connection with this offering, including selling commissions and dealer manager fees, in an amount not to exceed 18% of gross offering proceeds, we have further limited such fees pursuant to the investment advisory and administrative services agreement to 11.5% of gross offering proceeds.

        We have agreed to indemnify the participating broker-dealers, including the dealer manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of our common shares are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any common shares will be sold.

        Our executive officers and trustees and their immediate family members, as well as officers and employees of FS Advisor and its affiliates and their immediate family members and other individuals designated by management, and, if approved by our board of trustees, joint venture partners, consultants and other service providers, may purchase our common shares in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. Except for certain share ownership and transfer restrictions contained in our declaration of trust, there is no limit on the number of our common shares that may be sold to such persons. In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales, including but not limited to sales for which a volume discount applies, sales to certain institutional investors, sales to employees of selected broker-dealers, sales made by certain selected dealers at the discretion of the dealer manager, sales made to investors whose contract for investment advisory and related brokerage services includes a fixed or "wrap" fee or other asset-based fee arrangement, unless that contract is with a federally registered investment adviser that is dually registered as a broker-dealer and provides financial planning services, sales through banks acting as trustees or fiduciaries and sales to our affiliates. We may also make certain sales directly to these groups designated by management without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. FS Advisor and its affiliates will be expected to hold their common shares purchased as shareholders for investment and not with a view towards distribution.

        To the extent permitted by law and our declaration of trust, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

        We are offering volume discounts to investors who purchase more than $500,000 worth of our common shares in our continuous public offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our common shares:

Dollar Amount of Common Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Reduced Commission Rate
$ 5,000 – $ 500,000	$10.70	7.0%
$ 500,001 – $ 750,000	$10.59	6.0%
$ 750,001 – $1,000,000	$10.49	5.0%
$1,000,001 – $2,500,000	$10.38	4.0%
$2,500,001 – $5,000,000	$10.27	3.0%
$5,000,001 and up	$10.17	2.0%

(1)
Assumes a $10.70 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

        We will apply the reduced selling price per share and selling commissions to the incremental common shares within the indicated range only. Thus, for example, assuming a price per share of $10.70, a purchase of $1,250,000 would result in a weighted average purchase price of $10.57 per share as shown below:

  •
  $500,000 at $10.70 per share (total: 46,728.97 common shares) and a 7.0% commission;

  •
  $250,000 at $10.59 per share (total: 23,600.49 common shares) and a 6.0% commission;

  •
  $250,000 at $10.49 per share (total: 23,841.31 common shares) and a 5.0% commission; and

  •
  $250,000 at $10.38 per share (total: 24,087.10 common shares) and a 4.0% commission.

        To qualify for a volume discount as a result of multiple purchases of our common shares you must mark the "Additional Investment" space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the "Additional Investment" space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of common shares in our continuous public offering.

        The following persons may combine their purchases as a "single purchaser" for the purpose of qualifying for a volume discount:

  •
  an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

  •
  a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

  •
  an employees' trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and

  •
  all commingled trust funds maintained by a given bank.

        In the event a person wishes to have his or her order combined with others as a "single purchaser," that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

        Only common shares purchased in our continuous public offering are eligible for volume discounts. Common shares purchased through our distribution reinvestment plan will not be eligible for a volume discount, nor will such common shares count toward the threshold limits listed above that qualify you for the different discount levels.

Other Discounts

        The dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our common shares. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.

Transfer on Death Designation

        You have the option of placing a transfer on death, or TOD, designation on your common shares purchased in this offering. A TOD designation transfers ownership of your common shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the common shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your common shares, you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Supplemental Sales Material

        In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our common shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

  •
  investor sales promotion brochures;

  •
  cover letters transmitting this prospectus;

  •
  brochures containing a summary description of the offering;

  •
  fact sheets describing the general nature of FS Energy and Power Fund and our investment objectives;

  •
  asset flyers describing our recent investments;

  •
  broker updates;

  •
  online investor presentations;

  •
  third-party article reprints;

  •
  website material;

  •
  electronic media presentations; and

  •
  client seminars and seminar advertisements and invitations.

        All of the foregoing material will be prepared by FS Advisor or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

        We are offering common shares in this offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials is not expected to conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

 SUITABILITY STANDARDS

        The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of common shares under the registration statement of which this prospectus is a part.

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FS Advisor and GSO and (e) the tax consequences of the investment.

        In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

  Alabama—Investors must have a net worth of at least 10 times their investment in us and other similar programs.

  Idaho—In addition to the suitability standards above, an Idaho investor's investment in our common shares may not exceed 10% of his or her liquid net worth. Liquid net worth is defined as that portion of an investor's net worth consisting of cash, cash equivalents and readily marketable securities.

  Iowa—In addition to the suitability standards above, the state of Iowa requires that each Iowa investor limit his or her total investment in our common shares to a maximum of 10% of his or her net worth.

  Kansas—It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

  Kentucky—Investors who reside in the state of Kentucky must have either (1) a liquid net worth of $85,000 and annual gross income of $85,000 or (2) a liquid net worth of $300,000. Additionally, a Kentucky investor's total investment in us shall not exceed 10% of his or her liquid net worth.

  Maine—The Maine Office of Securities recommends that a Maine investor's aggregate investment in us and our affiliates not exceed 10% of the investor's liquid net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

  Massachusetts—It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

  Nebraska—In addition to the suitability standards above, the state of Nebraska requires that each Nebraska investor will limit his or her investment in our common shares to a maximum of 10% of his or her net worth.

  North Dakota—Common shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the established suitability standards above.

  Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor will limit his or her investment in non-traded business development companies, including his or her investment in our common shares and in our affiliates, to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth that is comprised of cash, cash equivalents and readily marketable securities.

  Oklahoma—In addition to the suitability standards above, the state of Oklahoma requires that each Oklahoma investor will limit his or her investment in our common shares to a maximum of 10% of his or her net worth.

  Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor will limit his or her investment in our common shares to a maximum of 10% of his or her net worth.

  Tennessee—Investors who reside in the state of Tennessee must have either (1) a liquid net worth of $85,000 and minimum annual gross income of $85,000, or (2) a minimum liquid net worth of $300,000.

        The minimum purchase amount is $5,000 of our common shares. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in our common shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

        If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to common shares purchased pursuant to our distribution reinvestment plan.

        In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of our common shares or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in common shares, our investment objectives and the relative illiquidity of our common shares, common shares are an appropriate investment for those of you who become shareholders. Franklin Square Holdings, through its affiliate, FS2 Capital Partners, LLC, the dealer manager in connection with the sale of common shares registered in this continuous public offering, and the selected broker-dealers selling common shares on our behalf must make every reasonable effort to determine that the purchase of our common shares is a suitable and appropriate investment for each prospective shareholder based on information provided by the prospective shareholder in the subscription agreement regarding the prospective shareholder's financial situation and investment objectives. Each selected broker-dealer is required to maintain for six years records of the information used to determine that an investment in common shares is suitable and appropriate for a prospective shareholder.

        In purchasing common shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing common shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

 LIQUIDITY STRATEGY

        We intend to seek to complete a liquidity event for our shareholders within five years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common shares on a national securities exchange (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, or (3) a merger or another transaction approved by our board of trustees in which our shareholders likely will receive cash or shares of a publicly traded company. We refer to these scenarios as "liquidity events." While our intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of trustees, including our independent trustees, may consider a variety of criteria, including, but not limited to, the allocation of our portfolio among various issuers and industries, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common shares, internal management considerations and the potential for shareholder liquidity. If we determine to pursue a listing of our common shares on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. As such, there can be no assurance that we will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common shares on a national securities exchange, shareholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our common shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease.

        Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

        Our sponsor, Franklin Square Holdings, has also sponsored the continuous public offerings of its two affiliated BDCs, FS Investment Corporation II, which is currently in its offering stage, and FS Investment Corporation, which closed its offering to new investors in May 2012 but has not yet completed a liquidity event. FS Investment Corporation II intends to seek to complete a liquidity event for its stockholders within five years following the completion of its offering stage. FS Investment Corporation intends to seek to complete a liquidity event for its stockholders within the next twelve months or at such earlier time as its board of directors may determine, taking into consideration market conditions and other factors.

 SHARE REPURCHASE PROGRAM

        We do not currently intend to list our common shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their common shares promptly or at a desired price. No shareholder will have the right to require us to repurchase his or her common shares or any portion thereof. Because no public market will exist for our common shares, and none is expected to develop, shareholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of common shares to other eligible investors.

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in August 2012 and the repurchase occurred in connection with our October 1, 2012 semi-monthly closing. The following table reflects certain information regarding the tender offers we have conducted:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 30, 2012	October 1, 2012	44,339	100%	$9.225	$409
December 31, 2012	January 2, 2013	24,249	100%	9.405	228
March 31, 2013	April 1, 2013	82,689	100%	9.540	789

        Our quarterly repurchases will be conducted on such terms as may be determined by our board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of our board of trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act. In months in which we repurchase common shares, we will conduct repurchases on the same date that we hold our first semi-monthly closing for the sale of common shares in this continuous public offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

        The board of trustees also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase common shares and under what terms:

  •
  the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

  •
  the liquidity of our assets (including fees and costs associated with disposing of assets);

  •
  our investment plans and working capital requirements;

  •
  the relative economies of scale with respect to our size;

  •
  our history in repurchasing common shares or portions thereof; and

  •
  the condition of the securities markets.

        We currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the sale of our common shares under our distribution reinvestment plan. At the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, we will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase common shares on each date of repurchase at a price equal to 90% of the offering price in effect on each date of repurchase.

        If you wish to tender your common shares to be repurchased, you must either tender at least 25% of the common shares you have purchased or all of the common shares that you own. If you choose to tender only a portion of your common shares, you must maintain a minimum balance of $5,000 worth of common shares following a tender of common shares for repurchase. If the amount of repurchase requests exceeds the number of common shares we seek to repurchase, we will repurchase common shares on a pro-rata basis. As a result, we may repurchase less than the full amount of common shares that you request to have repurchased. To the extent you seek to tender all of the common shares that you own and we repurchase less than the full amount of common shares that you request to have repurchased, you may maintain a balance of common shares of less than $5,000 following such share repurchase. If we do not repurchase the full amount of your common shares that you have requested to be repurchased, or we determine not to make repurchases of our common shares, you may not be able to dispose of your common shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

        Our board of trustees will require that we repurchase common shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our shareholders. Repurchases of your common shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of common shares from our shareholders.

        When our board of trustees determines that we will offer to repurchase common shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

        Any tender offer presented to our shareholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our shareholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which common shares may be tendered) sent to our shareholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which common shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

        In order to submit common shares to be tendered, shareholders will be required to complete a letter of transmittal, which will be included in the materials sent to our shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, shareholders may withdraw their tenders by submitting a notice of withdrawal to us. If common shares have not been accepted for payment by us, tenders may be withdrawn any time following 40 business days after the commencement of the tender offer.

        We will not repurchase common shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Delaware or any other relevant jurisdiction.

        While we intend to conduct quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time.

        In the event that FS Advisor or any of its affiliates holds common shares in the capacity of a shareholder, any such affiliates may tender common shares for repurchase in connection with any repurchase offer we make on the same basis as any other shareholder, except for the initial capital contributions of the principals, Messrs. Forman and Adelman. The principals have agreed not to tender their common shares for repurchase as long as FS Advisor remains our investment adviser.

        We have received exemptive relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our proposed share repurchase program.

 CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

        Our securities are held under a custody agreement by State Street Bank and Trust Company. The address of the custodian is: One Lincoln Street, Boston, Massachusetts 02111. DST Systems, Inc. acts as our transfer agent, distribution paying agent and registrar. The principal business address of DST Systems, Inc. is 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594, telephone number: (877) 628-8575.

BROKERAGE ALLOCATION AND OTHER PRACTICES

        Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to use brokers in the normal course of our business infrequently. Subject to policies established by our board of trustees, FS Advisor is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. FS Advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. While FS Advisor will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, FS Advisor may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if FS Advisor determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

        Certain legal matters regarding the common shares offered hereby have been passed upon for us by Dechert LLP, Philadelphia, Pennsylvania, and certain matters regarding the common shares offered hereby and other matters of Delaware law have been passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware.

EXPERTS

        McGladrey LLP (formerly McGladrey & Pullen, LLP), an independent registered public accounting firm located at 751 Arbor Way, Suite 200, Blue Bell, PA 19422, has audited our financial statements as of December 31, 2012, 2011 and 2010.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our common shares offered by this prospectus. The registration statement contains additional information about us and our common shares being offered by this prospectus.

        Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Under the DGCL, our shareholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our declaration of trust, (ii) our bylaws, (iii) minutes of the proceedings of our shareholders, (iv) annual statements of affairs and (v) any voting trust agreements. A shareholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of trustees.

        We intend to maintain an alphabetical list of the names, addresses and telephone numbers of our shareholders, along with the number of our common shares held by each of them, as part of our books and records and will be available for inspection by any shareholder at our office. We intend to update the shareholder list at least quarterly to reflect changes in the information contained therein. In addition to the foregoing, Rule 14a-7 under the Exchange Act, provides that, upon the request of a shareholder and the payment of the expenses of the distribution, we are required to distribute specific materials to shareholders in the context of the solicitation of proxies for voting on matters presented to shareholders or provide requesting shareholders with a copy of the list of shareholders so that the requesting shareholders may make the distribution of proxies themselves. If a proper request for the shareholder list is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or any other information for any commercial purpose of not related to the requesting shareholder's interest in our affairs. We may also require such shareholder sign a confidentiality agreement in connection with the request.

        We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC's website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

        We are committed to protecting your privacy. This privacy notice explains the privacy policies of FS Energy and Power Fund and its affiliated companies. This notice supersedes any other privacy notice you may have received from FS Energy and Power Fund.

        We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of common shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

        We do not share this information with any non-affiliated third party except as described below.

  •
  Authorized employees of FS Advisor.  It is our policy that only authorized employees of FS Advisor who need to know your personal information will have access to it.

  •
  Service providers.  We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

  •
  Courts and government officials.  If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

 INDEX TO FINANCIAL STATEMENTS

Management's Report on Internal Control over Financial Reporting	F-2
Report of Independent Registered Public Accounting Firm	F-3
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-5
Consolidated Statements of Operations for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010	F-6
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010	F-8
Consolidated Schedules of Investments as of December 31, 2012 and 2011	F-9
Notes to Consolidated Financial Statements	F-12

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation of our annual financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
FS Energy and Power Fund
Philadelphia, Pennsylvania

        We have audited FS Energy and Power Fund's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. FS Energy and Power Fund's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, FS Energy and Power Fund maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, including the consolidated schedules of investments, of FS Energy and Power Fund as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended December 31, 2012, and for the period from September 16, 2010 (Inception) to December 31, 2010 and our report dated March 26, 2013 expressed an unqualified opinion.

/s/ McGladrey LLP

Blue Bell, Pennsylvania
March 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
FS Energy and Power Fund
Philadelphia, Pennsylvania

        We have audited the accompanying consolidated balance sheets, including the consolidated schedules of investments, of FS Energy and Power Fund (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended December 31, 2012, and for the period from September 16, 2010 (Inception) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012 and 2011 by correspondence with the custodians and brokers. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FS Energy and Power Fund as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 and for the period from September 16, 2010 (Inception) to December 31, 2010 in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FS Energy and Power Fund's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 26, 2013 expressed an unqualified opinion on the effectiveness of FS Energy and Power Fund's internal control over financial reporting.

        As explained in Note 7 to the consolidated financial statements, the accompanying consolidated financial statements include investments valued at approximately $701,172,000 (116.3% of net assets) and approximately $91,642,000 (135.4% of net assets) as of December 31, 2012 and 2011, respectively, whose fair values have been determined by the Company in the absence of readily ascertainable fair values.

/s/ McGladrey LLP

Blue Bell, Pennsylvania
March 26, 2013

FS Energy and Power Fund

Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2012	2011
Assets
Investments, at fair value (amortized cost—$677,919 and $91,808, respectively)	$701,172	$91,642
Cash	48,986	10,810
Due from counterparty	56,876	7,878
Receivable for overfunded investment	—	434
Receivable for investments sold and repaid	9,374	—
Reimbursement due from sponsor(1)	—	533
Interest receivable	9,075	656
Receivable for common shares purchased	41	99
Deferred financing costs	325	222
Receivable due on total return swap(2)	329	260
Unrealized appreciation on total return swap(2)	3,141	121
Prepaid expenses and other assets	175	77

Total assets	$829,494	$112,732

Liabilities
Payable for investments purchased	$25,556	$23,503
Credit facility payable	185,232	20,518
Shareholder distributions payable	3,349	374
Management fees payable	3,522	346
Expense recoupment payable to sponsor(1)	1,083	—
Accrued capital gains incentive fee(3)	6,482	67
Administrative services expense payable	159	52
Interest payable	578	109
Other accrued expenses and liabilities	644	78

Total liabilities	226,605	45,047

Shareholders' equity
Preferred shares, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common shares, $0.001 par value, 450,000,000 shares authorized, 64,524,909 and 7,746,643 shares issued and outstanding, respectively(4)	65	8
Capital in excess of par value(5)	579,776	68,171
Accumulated undistributed net realized gains on investments and total return swap and gain/loss on foreign currency(5)	—	—
Accumulated distributions in excess of net investment income(5)	(3,354)	(432)
Net unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency	26,402	(62)

Total shareholders' equity	602,889	67,685

Total liabilities and shareholders' equity	$829,494	$112,732

Net asset value per common share at year end	$9.34	$8.74

(1)
See Note 4 for a discussion of expense reimbursements paid to the Company by its investment adviser and affiliates and recoupment of such amounts payable by the Company to its investment adviser and affiliates.

(2)
See Note 8 for a discussion of the Company's total return swap agreement.

(3)
See Note 2 for a discussion of the methodology employed by the Company in calculating the capital gains incentive fee.

(4)
As discussed in Note 5, the Company paid a 1% share distribution in February 2012. The outstanding shares and net asset value per share reflect this distribution on a retroactive basis.

(5)
See Note 5 for a discussion of the sources of distributions paid by the Company.

See notes to consolidated financial statements.

FS Energy and Power Fund

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,		Period from September 16, 2010 (Inception) to December 31, 2010
	2012	2011
Investment Income
Interest income	$28,351	$1,357	$—
Fee income	1,614	37	—

Total investment income	29,965	1,394	—

Operating expenses
Management fees	7,806	503	—
Capital gains incentive fees(1)	6,415	67	—
Administrative services expenses	807	199	—
Share transfer agent fees	659	70	—
Accounting and administrative fees	288	50	—
Interest expense	2,141	281	—
Organization costs	—	167	183
Other general and administrative expenses	1,687	129	—

Total operating expenses	19,803	1,466	183
Less: Expense reimbursement from sponsor(2)	(1,432)	(725)	—
Add: Expense recoupment to sponsor(2)	1,432	—	—

Net expenses	19,803	741	183

Net investment income (loss)	10,162	653	(183)

Realized and unrealized gain/loss
Net realized gain (loss) on investments	2,307	68	—
Net realized gain (loss) on total return swap(3)	3,293	308	—
Net realized gain (loss) on foreign currency	37	—	—
Net change in unrealized appreciation (depreciation) on investments	23,419	(166)	—
Net change in unrealized appreciation (depreciation) on total return swap(3)	3,020	121	—
Net change in unrealized gain (loss) on foreign currency	25	(17)	—

Total net realized and unrealized gain/loss on investments	32,101	314	—

Net increase (decrease) in net assets resulting from operations	$42,263	$967	$(183)

Per share information—basic and diluted(4)
Net increase (decrease) in net assets resulting from operations	$1.38	$0.23	$(8.15)

Weighted average shares outstanding	30,715,305	4,153,477	22,444

(1)
See Note 2 for a discussion of the methodology employed by the Company in calculating the capital gains incentive fee.

(2)
See Note 4 for a discussion of expense reimbursements paid to the Company by its investment adviser and affiliates and recoupment of such amounts payable by the Company to its investment adviser and affiliates.

(3)
See Note 8 for a discussion of the Company's total return swap agreement.

(4)
As discussed in Note 5, the Company paid a 1% share distribution in February 2012. The weighted average shares used in the per share computation of the net increase (decrease) in net assets resulting from operations is based on the weighted average shares outstanding during the relevant period and reflects the share distribution on a retroactive basis.

See notes to consolidated financial statements.

FS Energy and Power Fund

Consolidated Statements of Changes in Net Assets
(in thousands)

	Year Ended December 31,		Period from September 16, 2010 (Inception) to December 31, 2010
	2012	2011
Operations
Net investment income (loss)	$10,162	$653	$(183)
Net realized gain (loss) on investments, total return swap and foreign currency	5,637	376	—
Net change in unrealized appreciation (depreciation) on investments	23,419	(166)	—
Net change in unrealized appreciation (depreciation) on total return swap(1)	3,020	121	—
Net change in unrealized gain (loss) on foreign currency	25	(17)	—

Net increase (decrease) in net assets resulting from operations	42,263	967	(183)

Shareholder distributions(2)
Distributions from net investment income	(15,559)	(1,210)	—
Distributions from net realized gain on investments	(3,162)	(68)	—
Distributions on account of limited partnership interest	(1,342)	—	—

Net decrease in net assets resulting from shareholder distributions	(20,063)	(1,278)	—

Capital share transactions
Issuance of common shares	508,715	68,403	200
Reinvestment of shareholder distributions	10,034	318	—
Repurchases of common shares	(409)	—	—
Offering costs	(3,790)	(1,600)	(688)
Reimbursement of investment adviser(3)	(2,051)	(1,092)	—
Capital contributions of investment adviser	505	1,767	871

Net increase in net assets resulting from capital share transactions	513,004	67,796	383

Total increase in net assets	535,204	67,485	200
Net assets at beginning of period	67,685	200	—

Net assets at end of period	$602,889	$67,685	$200

(1)
See Note 8 for a discussion of the Company's total return swap agreement.

(2)
See Note 5 for a discussion of the sources of distributions paid by the Company.

(3)
See Note 4 for a discussion of reimbursements paid by the Company to its investment adviser and affiliates.

See notes to consolidated financial statements.

FS Energy and Power Fund

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		Period from September 16, 2010 (Inception) to December 31, 2010
	2012	2011
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$42,263	$967	$(183)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Purchases of investments	(826,011)	(95,199)	—
Paid-in-kind interest	—	(49)	—
Proceeds from sales and repayments of investments	244,192	3,564	—
Net realized (gain) loss on investments	(2,307)	(68)	—
Net change in unrealized (appreciation) depreciation on investments	(23,419)	166	—
Net change in unrealized (appreciation) depreciation on total return swap(1)	(3,020)	(121)	—
Accretion of discount	(1,985)	(56)	—
Amortization of deferred financing costs	340	51	—
(Increase) decrease in due from counterparty	(48,998)	(7,878)	—
(Increase) decrease in receivable for overfunded investment	434	(434)	—
(Increase) decrease in receivable for investments sold and repaid	(9,374)	—	—
(Increase) decrease in reimbursement due from sponsor(2)	533	(533)	—
(Increase) decrease in interest receivable	(8,419)	(656)	—
(Increase) decrease in receivable due on total return swap(1)	(69)	(260)	—
(Increase) decrease in prepaid expenses and other assets	(98)	(77)	—
Increase (decrease) in payable for investments purchased	2,053	23,503	—
Increase (decrease) in management fees payable	3,176	346	—
Increase (decrease) in expense recoupment payable to sponsor(2)	1,083	—	—
Increase (decrease) in accrued capital gains incentive fee	6,415	67	—
Increase (decrease) in administrative services expense payable	107	52	—
Increase (decrease) in interest payable	469	109	—
Increase (decrease) in other accrued expenses and liabilities	566	78	—

Net cash used in operating activities	(622,069)	(76,428)	(183)

Cash flows from financing activities
Issuance of common shares	508,773	68,304	200
Reinvestment of shareholder distributions	10,034	318	—
Repurchases of common shares	(409)	—	—
Offering costs	(3,790)	(1,600)	(688)
Capital contributions of investment adviser	505	1,767	871
Reimbursement of investment adviser(3)	(2,051)	(1,092)	—
Shareholder distributions	(17,088)	(904)	—
Borrowings under credit facility(4)	179,214	20,518	—
Repayments of credit facility	(14,500)	—	—
Deferred financing costs paid	(443)	(273)	—

Net cash provided by financing activities	660,245	87,038	383

Total increase (decrease) in cash	38,176	10,610	200
Cash at beginning of period	10,810	200	—

Cash at end of period	$48,986	$10,810	$200

(1)
See Note 8 for a discussion of the Company's total return swap agreement.

(2)
See Note 4 for a discussion of expense reimbursements paid to the Company by its investment adviser and affiliates and recoupment of such amounts payable by the Company to its investment adviser and affiliates.

(3)
See Note 4 for a discussion of reimbursements paid by the Company to its investment adviser and affiliates.

(4)
During the years ended December 31, 2012 and 2011, the Company paid $1,332 and $121, respectively, in interest expense on the credit facility.

See notes to consolidated financial statements.

FS Energy and Power Fund

Consolidated Schedule of Investments
As of December 31, 2012
(in thousands, except share amounts)

Portfolio Company(a)	Industry	Principal Amount(b)	Amortized Cost	Fair Value(c)
Senior Secured Loans—First Lien—33.3%
Boomerang Tube, LLC, L+950, 1.5% LIBOR Floor, 10/11/17(d)	Service & Equipment	$14,813	$14,384	$14,627
Crestwood Holdings LLC, L+825, 1.5% LIBOR Floor, 3/26/18(d)	Midstream	21,573	21,710	22,040
Dynegy Midwest Generation LLC (CoalCo), L+775, 1.5% LIBOR Floor, 8/5 /16(d)	Power	4,947	5,029	5,160
Dynegy Power, LLC (GasCo), L+775, 1.5% LIBOR Floor, 8/5/16(d)	Power	5,052	5,129	5,298
EquiPower Resources Holdings, LLC, L+425, 1.3% LIBOR Floor, 12/21/18(d)	Power	1,995	2,002	2,027
FREIF North American Power I LLC (TLB), L+450, 1.5% LIBOR Floor, 3/29/19	Power	2,786	2,738	2,821
FREIF North American Power I LLC (TLC), L+450, 1.5% LIBOR Floor, 3/29/19	Power	440	432	446
Hudson Products Holdings Inc., Prime+475, 6/7/17	Service & Equipment	1,671	1,671	1,677
LSP Madison Funding, LLC, L+425, 1.3% LIBOR Floor, 6/28/19(d)	Power	1,864	1,820	1,898
NANA Development Corp., L+550, 1.5% LIBOR Floor, 7/22/16	Service & Equipment	1,646	1,620	1,636
Panda Sherman Power, LLC, L+750, 1.5% LIBOR Floor, 9/14/18(d)	Power	909	896	925
Panda Temple Power, LLC (TLA), L+700, 1.5% LIBOR Floor, 7/17/18	Power	15,000	14,716	15,225
Panda Temple Power, LLC (TLB), L+1000, 1.5% LIBOR Floor, 7/17/18	Power	40,000	39,240	40,700
Rice Drilling B LLC, Prime+400, 4.0% Prime Floor, 6/30/14	Upstream	45,000	44,179	45,000
Star West Generation LLC, L+450, 1.5% LIBOR Floor, 5/17/18(d)	Power	8,338	8,316	8,375
Tallgrass Operations, LLC, L+400, 1.3% LIBOR Floor, 11/13/18(d)	Midstream	2,342	2,319	2,369
Texas Competitive Electric Holdings Co. LLC, L+450, 10/10/17(d)(e)	Power	40,009	26,229	26,756
Total Safety U.S., Inc., L+625, 1.3% LIBOR Floor, 10/31/17(d)	Service & Equipment	8,211	8,132	8,321
Willbros United States Holdings, Inc., L+750, 2.0% LIBOR Floor, 6/30/14(d)(f)	Service & Equipment	5,438	5,360	5,451

Total Senior Secured Loans—First Lien			205,922	210,752
Unfunded Loan Commitments			(10,000)	(10,000)

Net Senior Secured Loans—First Lien			195,922	200,752

Senior Secured Loans—Second Lien—12.2%
Brand Energy & Infrastructure Services, Inc., L+975, 1.3% LIBOR Floor, 10/23/19(d)(e)	Service & Equipment	23,000	22,039	22,732
Brock Holdings III, Inc., L+825, 1.8% LIBOR Floor, 3/16/18(d)	Service & Equipment	17,693	17,663	17,826
EquiPower Resources Holdings, LLC, L+850, 1.5% LIBOR Floor, 6/21/19(d)	Power	8,000	7,850	8,233
Southern Pacific Resource Corp., Prime+750, 1/7/16(d)(f)	Upstream	4,470	4,523	4,530
Venoco, Inc., L+700, 1.5% LIBOR Floor, 6/30/17	Upstream	9,821	9,632	10,030
WP CPP Holdings, LLC, L+925, 1.3% LIBOR Floor, 6/28/20(d)(e)	Service & Equipment	10,000	9,900	10,100

Total Senior Secured Loans—Second Lien			71,607	73,451

Senior Secured Bonds—5.8%
CEMEX Finance LLC, 9.4%, 10/12/22(d)(f)	Service & Equipment	4,900	5,089	5,539
CVR Refining, LLC, 6.5%, 11/1/22(d)(f)	Downstream	3,000	3,000	2,978
Edgen Murray Corp., 8.8%, 11/1/20(d)(f)	Service & Equipment	2,200	2,185	2,222
Energy Future Intermediate Holding Co. LLC, 6.9%, 8/15/17(d)	Power	1,100	1,100	1,173
Energy Future Intermediate Holding Co. LLC, 11.8%, 3/1/22(d)	Power	10,000	10,525	11,175
Prince Mineral Holding Corp., 11.5%, 12/15/19(d)	Service & Equipment	3,250	3,212	3,392
Ryerson Inc., 9.0%, 10/15/17	Service & Equipment	1,300	1,300	1,321
Shale-Inland Holdings, LLC, 8.8%, 11/15/19(d)	Service & Equipment	7,000	6,955	7,358

Total Senior Secured Bonds			33,366	35,158

Subordinated Debt—57.4%
Alta Mesa Holdings, L.P., 9.6%, 10/15/18(d)	Upstream	42,616	42,577	44,052
Antero Resources Finance Corp., 9.4%, 12/1/17(d)	Upstream	4,753	5,123	5,245
Atlas Pipeline Partners, L.P., 6.6%, 10/1/20(d)(f)	Midstream	1,300	1,300	1,353
Aurora USA Oil & Gas, Inc., 9.9%, 2/15/17(d)(f)	Upstream	21,250	21,853	22,922
BreitBurn Energy Partners L.P., 7.9%, 4/15/22(d)(f)	Upstream	4,000	4,137	4,170
Chaparral Energy Inc., 8.3%, 9/1/21(d)	Upstream	4,000	4,087	4,340
Chaparral Energy Inc., 7.6%, 11/15/22(d)	Upstream	9,000	9,299	9,450
Comstock Resources, Inc., 9.5%, 6/15/20(d)(f)	Upstream	12,000	11,463	12,744
Crestwood Midstream Partners L.P., 7.8%, 4/1/19(d)(f)	Midstream	10,000	10,098	10,413
CrownRock, L.P., 10.0%, 8/15/16	Upstream	10,000	10,689	10,738

See notes to consolidated financial statements.

FS Energy and Power Fund

Consolidated Schedule of Investments (Continued)
As of December 31, 2012
(in thousands, except share amounts)

Portfolio Company(a)	Industry	Principal Amount(b)	Amortized Cost	Fair Value(c)
EP Energy LLC, 7.8%, 9/1/22(d)	Upstream	$6,600	$6,624	$7,054
EPE Holdings LLC, 8.1%, 12/15/17(d)	Upstream	6,000	5,970	5,948
EPL Oil & Gas, Inc., 8.3%, 2/15/18(d)(f)	Upstream	3,200	3,169	3,300
Era Group Inc., 7.8%, 12/15/22(d)(f)	Service & Equipment	9,750	9,586	9,628
Everest Acquisition LLC, 9.4%, 5/1/20(d)	Upstream	14,250	14,250	16,067
Foresight Energy LLC, 9.6%, 8/15/17(d)	Upstream	4,000	4,117	4,260
Forest Oil Corp., 7.5%, 9/15/20(d)(f)	Upstream	5,250	5,250	5,502
GulfMark Offshore, Inc., 6.4%, 3/15/22(d)(f)	Service & Equipment	5,925	5,954	6,118
Halcón Resources Corporation, 8.9%, 5/15/21(d)(f)	Upstream	11,750	11,791	12,535
Heckmann Corp., 9.9%, 4/15/18(d)(f)	Service & Equipment	5,500	5,512	5,697
Hercules Offshore, Inc., 10.5%, 10/15/17(d)(f)	Service & Equipment	5,000	5,053	5,438
Hiland Partners, L.P., 7.3%, 10/1/20(d)	Midstream	1,750	1,750	1,881
Legacy Reserves, L.P., 8.0%, 12/1/20(d)(f)	Upstream	16,750	16,390	17,169
Lone Pine Resources Canada Ltd., 10.4%, 2/15/17(d)(f)	Upstream	2,000	1,975	1,871
NRG Energy, Inc., 6.6%, 3/15/23(d)(f)	Power	6,750	6,750	7,215
NRG Energy, Inc., 8.3%, 9/1/20(d)(f)	Power	4,750	4,676	5,338
QR Energy, L.P., 9.3%, 8/1/20(d)(f)	Upstream	15,000	15,114	15,881
Quicksilver Resources Inc., 7.1%, 4/1/16(d)(f)	Upstream	2,250	2,155	1,806
Resolute Energy Corp., 8.5%, 5/1/20(d)(f)	Upstream	10,800	10,986	10,976
Rex Energy Corp., 8.9%, 12/1/20(d)(f)	Upstream	15,000	14,896	15,113
Samson Investment Co., 9.8%, 2/15/20(d)	Upstream	25,000	25,033	26,500
Sidewinder Drilling Inc., 9.8%, 11/15/19(d)	Service & Equipment	19,500	19,587	19,573
Silver II US Holdings, LLC, 7.8%, 12/15/20(d)(f)	Service & Equipment	3,000	3,000	3,116
The Kenan Advantage Group, Inc., 8.4%, 12/15/18(d)	Service & Equipment	7,250	7,250	7,496
Vanguard Natural Resources, LLC, 7.9%, 4/1/20(d)(f)	Upstream	4,750	4,750	4,940

Total Subordinated Debt			332,214	345,849

		Number of Shares	Amortized Cost	Fair Value(c)
Equity/Other—7.6%(g)
Fortune Creek Co-Invest I L.P., LP Interest(f)(h)	Midstream	N/A	23,345	22,619
Plains Offshore Operations Inc., Preferred Equity(d)	Upstream	209,227	20,776	22,370
Plains Offshore Operations Inc., Strike: $20.00, Warrants(d)(i)	Upstream	405,378	689	973

Total Equity/Other			44,810	45,962

TOTAL INVESTMENTS—116.3%			$677,919	701,172

LIABILITIES IN EXCESS OF OTHER ASSETS—(16.3%)				(98,283)

NET ASSETS—100.0%				$602,889

Total Return Swap	Notional Amount	Unrealized Appreciation
Citibank TRS Facility (Note 8)(f)	$131,632	$3,141

(a)
Security may be an obligation of one or more entities affiliated with the named company.

(b)
Denominated in U.S. dollars unless otherwise noted.

(c)
Fair value determined by the Company's board of trustees (see Note 7).

(d)
Security or portion thereof is held within FSEP Term Funding, LLC and is pledged as collateral supporting the amounts outstanding under the credit facility with Deutsche Bank AG, New York Branch (see Note 10).

(e)
Position or portion thereof unsettled as of December 31, 2012.

(f)
The investment is not a qualifying asset under the Investment Company Act of 1940, as amended. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. As of December 31, 2012, 72.3% of the Company's total assets represented qualifying assets. In addition, as described in Note 8, the Company also calculates its compliance with the qualifying asset test on a "look through" basis by disregarding the value of the Company's total return swap and treating each loan underlying the total return swap as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 72.5% of the Company's total assets represented qualifying assets as of December 31, 2012.

(g)
Listed investments may be treated as debt for GAAP or tax purposes.

(h)
Investment denominated in Canadian dollars. Amortized cost and fair value are converted into U.S. dollars as of December 31, 2012.

(i)
Security is non-income producing.

See notes to consolidated financial statements.

FS Energy and Power Fund

Consolidated Schedule of Investments (Continued)
As of December 31, 2011
(in thousands)

Portfolio Company(a)	Industry	Principal Amount(b)	Amortized Cost	Fair Value(c)
Senior Secured Loans—First Lien—33.6%
Crestwood Holdings LLC, L+850, 2.0% LIBOR Floor, 10/3/16	Midstream	$2,446	$2,458	$2,488
Dalbo Holdings, Inc., L+500, 2.0% LIBOR Floor, 8/27/12(d)	Service & Equipment	1,906	1,864	1,798
Dynegy Midwest Generation LLC (CoalCo), L+775, 1.5% LIBOR Floor, 8/5/16(d)	Power	1,571	1,542	1,585
Dynegy Power, LLC (GasCo), L+775, 1.5% LIBOR Floor, 8/5/16(d)(e)	Power	4,414	4,392	4,485
Frac Tech International, LLC, L+475, 1.5% LIBOR Floor, 5/6/16(d)(e)	Service & Equipment	4,537	4,495	4,484
Hudson Products Holdings Inc., L+500, 3.0% LIBOR Floor, 8/25/15	Service & Equipment	1,684	1,607	1,478
Sheridan Production Co., LLC, L+450, 2.0% LIBOR Floor, 4/20/17(d)	Upstream	3,500	3,454	3,507
Total Safety U.S., Inc., L+625, 1.3% LIBOR Floor, 4/28/18(d)	Service & Equipment	3,000	2,882	2,895

Total Senior Secured Loans—First Lien			22,694	22,720

Senior Secured Loans—Second Lien—8.2%
Astoria Generating Company, L.P., L+375, 8/23/13(d)	Power	2,000	1,849	1,769
Brock Holdings III, Inc., L+825, 1.8% LIBOR Floor, 3/16/18(d)	Service & Equipment	2,500	2,571	2,307
Southern Pacific Resource Corp., L+850, 2.0% LIBOR Floor, 1/7/16(d)(f)	Upstream	1,492	1,506	1,501

Total Senior Secured Loans—Second Lien			5,926	5,577

Senior Secured Bonds—7.2%
Hexion Specialty Chemicals, Inc., 8.9%, 2/1/18(d)	Service & Equipment	2,750	2,486	2,598
Homer City Funding LLC, 8.1%, 10/1/19(d)	Power	1,525	1,431	1,335
United Refining Co., 10.5%, 2/28/18(d)	Downstream	1,000	1,028	942

Total Senior Secured Bonds			4,945	4,875

Subordinated Debt—52.9%
Antero Resources Finance Corp., 9.4%, 12/1/17(d)	Upstream	2,000	2,185	2,161
Chaparral Energy Inc., 8.3%, 9/1/21(d)	Upstream	3,500	3,547	3,553
Chaparral Energy Inc., 8.9%, 2/1/17(d)	Upstream	1,750	1,806	1,817
NRG Energy, Inc., 8.3%, 9/1/20(d)(f)	Power	4,750	4,671	4,770
Quicksilver Resources Inc., 7.1%, 4/1/16(d)(f)	Upstream	2,250	2,133	2,250
Samson Investment Co., L+650, 1.5% LIBOR Floor, 12/27/12(d)(e)	Upstream	20,000	20,000	20,000
SandRidge Energy, Inc., 7.5%, 3/15/21(d)(f)	Upstream	1,250	1,310	1,238

Total Subordinated Debt			35,652	35,789

Equity/Other—33.5%(g)
Fortune Creek Co-Invest I L.P., LP Interest(f)(h)	Midstream	N/A	22,591	22,681

Total Equity/Other			22,591	22,681

TOTAL INVESTMENTS—135.4%			$91,808	91,642

LIABILITIES IN EXCESS OF OTHER ASSETS—(35.4)%				(23,957)

NET ASSETS—100.0%				$67,685

Total Return Swap	Notional Amount	Unrealized Appreciation
Citibank TRS Facility (Note 8)(f)	$12,205	$121

(a)
Security may be an obligation of one or more entities affiliated with the named company.

(b)
Denominated in U.S. dollars unless otherwise noted.

(c)
Fair value determined by the Company's board of trustees (see Note 7).

(d)
Security or portion thereof is held within FSEP Term Funding, LLC and is pledged as collateral supporting the amounts outstanding under the credit facility with Deutsche Bank AG, New York Branch (see Note 10).

(e)
Position or portion thereof unsettled as of December 31, 2011.

(f)
The investment is not a qualifying asset under the Investment Company Act of 1940, as amended. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets.

(g)
Listed investment may be treated as debt for GAAP or tax purposes.

(h)
Investment denominated in Canadian dollars. Amortized cost and fair value are converted into U.S. dollars as of the acquisition date and as of December 31, 2011, respectively.

See notes to consolidated financial statements.

FS Energy and Power Fund

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

        FS Energy and Power Fund, or the Company, was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on September 16, 2010 and formally commenced operations on July 18, 2011 upon raising gross proceeds in excess of $2,500, or the minimum offering requirement, from sales of its common shares of beneficial interest, or common shares, in its continuous public offering to persons who were not affiliated with the Company or the Company's investment adviser, FS Investment Advisor, LLC, or FS Advisor, a private investment firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and an affiliate of the Company. Prior to satisfying the minimum offering requirement, the Company had no operations except for matters relating to its organization and registration as a non-diversified, closed-end management investment company.

        The Company has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be treated for federal income tax purposes, and intends to qualify annually, as a regulated investment company, or RIC, as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. As of December 31, 2012, the Company had two wholly-owned financing subsidiaries, FSEP Term Funding, LLC, or FSEP Funding, which was established on June 16, 2011 and EP Investments LLC, or EP Investments, which was established on June 24, 2011. The consolidated financial statements include both the Company's accounts and the accounts of its wholly-owned financing subsidiaries as of December 31, 2012. All significant intercompany transactions have been eliminated in consolidation.

        Since commencing its continuous public offering and through March 14, 2013, the Company has sold 80,535,492 common shares (as adjusted for share distributions) for gross proceeds of $809,869. As of March 14, 2012, the Company had raised total gross proceeds of $830,073, including $200 of seed capital contributed by the principals of FS Advisor in December 2010 and $20,004 in proceeds raised from principals of FS Advisor, other individuals and entities affiliated with FS Advisor, certain members of the Company's board of trustees and certain individuals and entities affiliated with GSO Capital Partners LP, or GSO, the sub-adviser to FS Advisor, in a private placement conducted in April 2011 (see Note 4). During the years ended December 31, 2012 and 2011, the Company sold 56,822,605 and 7,724,199 common shares (including shares sold in the April 2011 private placement) (as adjusted for share distributions) for gross proceeds of $568,675 and $73,376 at an average price per share of $10.01 and $9.50, respectively. The gross proceeds received during the years ended December 31, 2012 and 2011 include reinvested shareholder distributions of $10,034 and $318, respectively, for which the Company issued 1,096,667 and 33,665 common shares (as adjusted for share distributions), respectively. During the period from January 1, 2013 to March 14, 2013, the Company sold 18,233,563 common shares for gross proceeds of $187,822 at an average price per share of $10.30.

        The proceeds from the issuance of common shares as presented on the Company's consolidated statements of changes in net assets and consolidated statements of cash flows are presented net of selling commissions and dealer manager fees of $49,926 and $4,655 for the years ended December 31, 2012 and 2011, respectively.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies

        Basis of Presentation:    The accompanying audited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The Company has evaluated the impact of subsequent events through the date the consolidated financial statements were issued and filed with the Securities and Exchange Commission, or the SEC.

        Use of Estimates:    The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

        Cash and Cash Equivalents:    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions, which are members of the Federal Deposit Insurance Corporation.

        Valuation of Portfolio Investments:    The Company determines the net asset value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by the Company's board of trustees. In connection with that determination, FS Advisor provides the Company's board of trustees with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, the Company undertakes a multi-step valuation process each quarter, as described below:

  •
  the Company's quarterly valuation process begins with FS Advisor's management team providing a preliminary valuation of each portfolio company or investment to the Company's valuation committee, which valuation may be obtained from the Company's sub-adviser or an independent valuation firm, if applicable;

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

  •
  preliminary valuation conclusions are then documented and discussed with the Company's valuation committee;

  •
  the Company's valuation committee reviews the preliminary valuation and FS Advisor's management team, together with its independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee; and

  •
  the Company's board of trustees discusses valuations and determines the fair value of each investment in the Company's portfolio in good faith based on various statistical and other factors, including the input and recommendation of FS Advisor, the valuation committee and any third-party valuation firm, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Company's consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Company's consolidated financial statements. Below is a description of factors that the Company's board of trustees may consider when valuing the Company's debt and equity investments.

        Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Company's board of trustees may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing its debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        The Company's equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The Company's board of trustees, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company's actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        The Company's board of trustees may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Company's board of trustees may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of the Company's equity interests in public companies for which market quotations are readily

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

        If the Company receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the Company's board of trustees will allocate the cost basis in the investment between the debt securities and any such warrants or other equity securities received at the time of origination. The Company's board of trustees will subsequently value these warrants or other equity securities received at fair value.

        The fair values of the Company's investments are determined in good faith by its board of trustees. The Company's board of trustees is solely responsible for the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Company's valuation policy and consistently applied valuation process.

        The Company's investments as of December 31, 2012 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, the Company valued all of its investments by using an independent third-party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. One senior secured loan investment, for which broker quotes were not available, was valued by an independent valuation firm, which determined the fair value of such investment by considering, among other factors, the borrower's ability to adequately service its debt, prevailing interest rates for like investments, call features and other relevant terms of the debt. All of the Company's equity/other investments were valued by the same independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. The Company valued its total return swap, or TRS, between EP Investments and Citibank, N.A., or Citibank, in accordance with the agreements which collectively establish the TRS and are collectively referred to herein as the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to the Company for review and testing. The Company's valuation committee and board of trustees review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent the Company's valuation committee or board of trustees has any questions or concerns regarding the valuation of the assets underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional information on the TRS, see Note 8.

        The Company's investments as of December 31, 2011 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, the Company valued all of its investments by using an independent third-party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. The Company's one equity investment and one of its subordinated

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

debt investments, both of which were newly-issued and purchased near December 31, 2011, were valued at cost, as the Company's board of trustees determined that the cost of each such investment was the best indication of its fair value. The Company valued its TRS in accordance with the TRS Agreement, as described above.

        The Company periodically benchmarks the bid and ask prices it receives from the third-party pricing service against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company's management in purchasing and selling these investments, the Company believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. The Company may also use other methods to determine fair value for securities for which the Company cannot obtain prevailing bid and ask prices through its third-party pricing service or independent dealers, including the use of an independent valuation firm. The Company will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which it purchases and sells its investments. The Company's valuation committee and board of trustees reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with the Company's valuation process.

        Revenue Recognition:    Security transactions are accounted for on the trade date. The Company records interest income on an accrual basis to the extent that it expects to collect such amounts. The Company records dividend income on the ex-dividend date. The Company does not accrue as a receivable interest or dividends on loans and securities if it has reason to doubt its ability to collect such income. Loan origination fees, original issue discount and market discount are capitalized and the Company amortizes such amounts as interest income over the respective term of the loan. Upon the prepayment of a loan or security, any unamortized loan origination fees are recorded as interest income. Upfront structuring fees are recorded as income when earned. The Company records prepayment premiums on loans and securities as interest income when it receives such amounts.

        Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency:    Gains or losses on the sale of investments are calculated by using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized. Net change in unrealized gains or losses on foreign currency reflects the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

        Capital Gains Incentive Fee:    The Company has entered into an investment advisory and administrative services agreement with FS Advisor, dated as of April 28, 2011, which was amended on August 10, 2012, and which, as amended, is referred to herein as the investment advisory and administrative serves agreement. Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

agreement). Such fee will equal 20.0% of the Company's incentive fee capital gains (i.e., the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company accrues for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

        While the investment advisory and administrative services agreement with FS Advisor neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, the Company includes unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to FS Advisor if the Company's entire portfolio was liquidated at its fair value as of the balance sheet date even though FS Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized. During the year ended December 31, 2011, the Company accrued a capital gains incentive fee of $67 based on the performance of its portfolio, all of which was based on unrealized gains and none of which was payable to FS Advisor as of December 31, 2011. During the year ended December 31, 2012, the Company accrued an additional $6,415 of capital gains incentive fees based on the performance of its portfolio, of which $5,462 was based on unrealized gains and $953 was based on realized gains. The Company did not pay any amounts to FS Advisor in respect of the capital gains incentive fee during the year ended December 31, 2012.

        Organization Costs:    Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Company's organization. These costs are expensed as incurred. For the year ended December 31, 2011 and the period from September 16, 2010 (Inception) to December 31, 2010, the Company incurred organization costs of $167 and $183, respectively, which were paid on behalf of the Company by Franklin Square Holdings, L.P., or Franklin Square Holdings, an affiliate of FS Advisor, and have been recorded as a contribution to capital (see Note 4). There were no organization costs incurred during the year ended December 31, 2012.

        Offering Costs:    The Company's offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company's Registration Statements on Form N-2 relating to its continuous public offering of its common shares. The Company has charged offering costs against capital in excess of par value on the balance sheet. For the years ended December 31, 2012 and 2011 and the period from September 16, 2010 (Inception) to December 31, 2010, the Company incurred offering costs of $3,790, $1,600 and $688, respectively, of which $505, $1,600 and $688, respectively, were paid on behalf of the Company by Franklin Square Holdings and have been recorded as a contribution to capital (see Note 4).

        Income Taxes:    The Company has elected to be treated for federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements and distribute to its shareholders, for each taxable year, at least 90% of its "investment company taxable income," which is generally the Company's net ordinary income

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As a RIC, the Company will not have to pay corporate-level federal income taxes on any income that it distributes to its shareholders. The Company intends to make distributions in an amount sufficient to qualify for and maintain its RIC status each year and to not pay any federal income taxes on income so distributed. The Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years on which it paid no federal income taxes.

        Uncertainty in Income Taxes:    The Company evaluates its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the consolidated statements of operations. During the years ended December 31, 2012 and 2011 and the period from September 16, 2010 (Inception) to December 31, 2010, the Company did not incur any interest or penalties.

        The Company has analyzed the tax positions taken on federal and state income tax returns for all open tax years, and has concluded that no provision for income tax is required in the Company's financial statements. The Company's federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue.

        Distributions:    Distributions to the Company's shareholders are recorded as of the record date. Subject to the discretion of the Company's board of trustees and applicable legal restrictions, the Company intends to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. Net realized capital gains, if any, are distributed or deemed distributed at least annually.

        Reclassifications:    Certain amounts in the consolidated financial statements for the year ended December 31, 2011 have been reclassified to conform to the classifications used to prepare the consolidated financial statements for the year ended December 31, 2012. These reclassifications had no material impact on the Company's consolidated financial position, results of operations or cash flows as previously reported.

Note 3. Recently Issued Accounting Standards

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance represents the converged guidance of the FASB and the International Accounting Standards Board, or collectively, the Accounting Boards, on fair value measurement. The collective efforts of the Accounting Boards reflected in this guidance have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value" and enhanced disclosure

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 3. Recently Issued Accounting Standards (Continued)

requirements for investments that do not have readily determinable fair values. The Accounting Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. The amendments to the FASB codification in this guidance are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The Company has implemented this guidance and it did not have a material impact on its consolidated financial statements, except for enhanced disclosures around fair value measurements.

Note 4. Related Party Transactions

        Pursuant to the investment advisory and administrative services agreement, FS Advisor is entitled to an annual base management fee of 2.0% of the average value of the Company's gross assets and an incentive fee based on the Company's performance.

        The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and equals 20.0% of "pre-incentive fee net investment income" for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FS Advisor will not earn this incentive fee for any quarter until the Company's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. Once the Company's pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FS Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company's pre-incentive fee net investment income for such quarter equals 2.031%, or 8.125% annually, of adjusted capital. This "catch-up" feature allows FS Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of the Company's incentive fee capital gains, which equal the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

        The Company commenced accruing fees under the investment advisory and administrative services agreement on July 18, 2011, upon commencement of the Company's operations. Management fees are paid on a quarterly basis in arrears. During the years ended December 31, 2012 and 2011, FS Advisor earned $7,806 and $503, respectively, in base management fees. During the years ended December 31, 2012 and 2011, $1,752 and $0, respectively, in base management fees were applied to offset the liability of Franklin Square Holdings, the Company's sponsor and an affiliate of FS Advisor, under the expense reimbursement agreement discussed below and $2,878 and $157, respectively, in base management fees were paid to FS Advisor during such periods. As of December 31, 2012, $3,522 in base management fees were payable to FS Advisor.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (Continued)

        The Company accrues for the capital gains incentive fee, which, if earned, is paid annually. The Company accrues the incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FS Advisor is based on realized gains and no such fee is payable with respect to unrealized gains unless and until such gains are actually realized. During the year ended December 31, 2011, the Company accrued a capital gains incentive fee of $67 based on the performance of its portfolio, all of which was based on unrealized gains and none of which was payable to FS Advisor as of December 31, 2011. During the year ended December 31, 2012, the Company accrued an additional $6,415 of capital gains incentive fees based on the performance of its portfolio, of which $5,462 was based on unrealized gains and $953 was based on realized gains. The Company did not pay any amounts to FS Advisor in respect of the capital gains incentive fee during the year ended December 31, 2012.

        The Company reimburses FS Advisor for expenses necessary to perform services related to the Company's administration and operations. The amount of this reimbursement is set at the lesser of (1) FS Advisor's actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. FS Advisor is required to allocate the cost of such services to the Company based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. The Company's board of trustees then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party providers known to be available. In addition, the Company's board of trustees considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company's board of trustees compares the total amount paid to FS Advisor for such services as a percentage of the Company's net assets to the same ratio as reported by other comparable BDCs.

        During the years ended December 31, 2012 and 2011, the Company incurred administrative services expenses of $807 and $199, respectively, attributable to FS Advisor. Of these charges, $611 and $181, respectively, related to the allocation of costs of administrative personnel for services rendered to it by employees of FS Advisor and the remainder related to other reimbursable expenses. During the years ended December 31, 2012 and 2011, the Company paid FS Advisor $700 and $147, respectively, for the services rendered under this arrangement. As of December 31, 2012, there was $159 in administrative services expense payable to FS Advisor.

        Franklin Square Holdings funded offering costs and organization costs in the amount of $505, $1,767 and $871 for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010, respectively. These costs have been recorded by the Company as a contribution to capital. The offering costs were offset against capital in excess of par value on the consolidated financial statements and the organization costs were charged to expense as incurred by the Company (see Note 2). Since inception through December 31, 2012, Franklin Square Holdings has funded $3,143 in offering and organization costs.

        The dealer manager for the Company's continuous public offering is FS2 Capital Partners, LLC, which is one of the Company's affiliates. During the years ended December 31, 2012 and 2011, FS2 Capital Partners, LLC retained $10,240 and $900, respectively, for selling commissions and dealer manager fees in connection with the sale of the Company's common shares.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (Continued)

        Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FS Advisor became entitled to receive 1.5% of gross proceeds raised in the Company's continuous public offering until all offering costs and organization costs funded by FS Advisor or its affiliates (including Franklin Square Holdings) have been recovered. On July 18, 2011, the Company satisfied the minimum offering requirement. The Company paid total reimbursements of $2,051 and $1,092 to FS Advisor and its affiliates during the year ended December 31, 2012 and 2011, respectively. The reimbursements are recorded as a reduction of capital. As of December 31, 2012, no amounts remain reimbursable to FS Advisor and its affiliates under this arrangement.

        In December 2010, Michael C. Forman and David J. Adelman, the principals of FS Advisor, contributed an aggregate of $200 to purchase 22,444 common shares (as adjusted for share distributions) at $8.91 per share, which represents the initial public offering price (as adjusted for share distributions), net of selling commissions and dealer manager fees. The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains the Company's investment adviser.

        In April 2011, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities controlled by each of them, 224,444 additional common shares (as adjusted for share distributions) at $8.91 per share (as adjusted for share distributions). The principals have agreed not to tender these common shares for repurchase as long as FS Advisor remains the Company's investment adviser. In connection with the same private placement, certain members of the Company's board of trustees and other individuals and entities affiliated with FS Advisor agreed to purchase 1,459,320 common shares (as adjusted for share distributions), and certain individuals and entities affiliated with GSO agreed to purchase 561,111 common shares (as adjusted for share distributions), in each case at a price of $8.91 per share (as adjusted for share distributions). In connection with the private placement, the Company issued an aggregate of 2,244,875 common shares (as adjusted for share distributions) for aggregate proceeds of $20,004, upon satisfaction of the minimum offering requirement on July 18, 2011. As of March 14, 2013, the Company has sold an aggregate of 3,213,667 common shares (as adjusted for share distributions) for aggregate gross proceeds of $28,795 to members of its board of trustees and individuals and entities affiliated with FS Advisor and GSO, including common shares sold in the private placement conducted in April 2011.

        FS Advisor's senior management team is comprised of the same personnel as the senior management teams of FB Income Advisor, LLC and FSIC II Advisor, LLC, the investment advisers to Franklin Square Holdings' other affiliated BDCs, FS Investment Corporation and FS Investment Corporation II, respectively. As a result, such personnel provide investment advisory services to the Company and each of FS Investment Corporation and FS Investment Corporation II. While none of FS Advisor, FB Income Advisor, LLC or FSIC II Advisor, LLC is currently making private corporate debt investments for clients other than the Company, FS Investment Corporation and FS Investment Corporation II, respectively, any, or all, may do so in the future. In the event that FS Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with the Company's investment objectives and strategies, if necessary, so that the Company will not be disadvantaged in relation to any other client of FS Advisor or its management team. In addition, even in the absence of FS Advisor

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (Continued)

retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation and/or FS Investment Corporation II rather than to the Company.

        Prior to February 14, 2012, Franklin Square Holdings agreed to reimburse the Company for expenses in an amount that was sufficient to ensure that, for tax purposes, the Company's net investment income and net capital gains were equal to or greater than the cumulative distributions paid to its shareholders in each quarter. This arrangement was designed to ensure that no portion of the Company's distributions represented a return of capital for its shareholders. Under this arrangement, Franklin Square Holdings had no obligation to reimburse any portion of the Company's expenses.

        Pursuant to an expense support and conditional reimbursement agreement, dated as of February 14, 2012, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company's distributions to shareholders will be paid from its offering proceeds or borrowings. However, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital, a portion of the Company's distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Company may use such dividends or other distribution proceeds to fund its distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse the Company for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse the Company for expenses in an amount equal to the difference between the Company's cumulative distributions paid to its shareholders in each quarter, less the sum of the Company's net investment income for tax purposes, net capital gains and dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

        Pursuant to the expense reimbursement agreement, the Company will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of the Company's net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by the Company to shareholders.

        The Company or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that the Company bears a reasonable level of expenses in relation to its income. If the Company terminates the investment advisory and administrative services agreement with FS Advisor, the Company will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (Continued)

        The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by the Company's chairman, president and chief executive officer, Michael C. Forman, and the Company's vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of the Company's expenses in future quarters.

        As of December 31, 2011, $533 of reimbursements were payable to the Company from Franklin Square Holdings. During the year ended December 31, 2012, the Company accrued $1,432 for reimbursements that Franklin Square Holdings had agreed to pay. During the year ended December 31, 2012, the Company received $213 in cash reimbursements from Franklin Square Holdings and offset $1,752 in base management fees payable by the Company to FS Advisor under the investment advisory and administrative services agreement against reimbursements due from Franklin Square Holdings. As of December 31, 2012, the Company had no reimbursements due from Franklin Square Holdings.

        Under the expense reimbursement agreement, amounts reimbursed to the Company by Franklin Square Holdings may become subject to repayment by the Company in the future. During the year ended December 31, 2012, the Company accrued $1,432 for expense recoupments payable to Franklin Square Holdings, of which $349 was paid to Franklin Square Holdings during such period. As of December 31, 2012, $1,083 of reimbursements were payable by the Company to Franklin Square Holdings.

Note 5. Distributions

        The following table reflects the cash distributions per share that the Company has declared and paid on its common shares during the years ended December 31, 2012 and 2011:

	Distribution
For the Year Ended December 31,	Per Share(1)	Amount
2011	$0.2837	$1,278
2012	$0.6276	$20,063

(1)
The per share distributions have been retroactively adjusted, as necessary, to reflect the share distribution declared in February 2012 as discussed below.

        On January 14, 2013, the Company's board of trustees declared two regular semi-monthly cash distributions of $0.027 per share each, which were paid on January 31, 2013 to shareholders of record on January 15, 2013 and January 30, 2013, respectively. On January 28, 2013, the Company's board of trustees declared two regular semi-monthly cash distributions of $0.027 per share each, which were paid on February 28, 2013 to shareholders of record on February 15, 2013 and February 27, 2013, respectively. On March 15, 2013, the Company's board of trustees declared two regular semi-monthly cash distributions of $0.027 per share each, which will be paid on March 29, 2013 to shareholders of record on March 15, 2013 and March 28, 2013, respectively. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of the Company's board of trustees.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 5. Distributions (Continued)

        The Company has adopted an "opt in" distribution reinvestment plan for its shareholders. As a result, if the Company makes a distribution, its shareholders will receive distributions in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distributions reinvested in additional common shares.

        The Company may fund its cash distributions to shareholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to the Company on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. The Company has not established limits on the amount of funds it may use from available sources to make distributions. During certain periods, the Company's distributions may exceed its earnings, especially during the period before the Company has substantially invested the proceeds from its continuous public offering. As a result, it is possible that a portion of the distributions the Company makes will represent a return of capital for tax purposes. A return of capital generally is a return of a shareholder's investment rather than a return of earnings or gains derived from the Company's investment activities and will be made after deducting the fees and expenses payable in connection with its continuous public offering, including any fees payable to FS Advisor. Each year a statement on Form 1099-DIV identifying the source of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to the Company's shareholders. There can be no assurance that the Company will be able to pay distributions at a specific rate or at all. The following table reflects the sources of the cash distributions that the Company has paid on its common shares during the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012		2011
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage
Offering proceeds	$—	—	$—	—
Borrowings	—	—	—	—
Net investment income (prior to expense reimbursement)(1)	15,559	77%	485	38%
Capital gains proceeds from the sale of assets	3,162	16%	68	5%
Non-capital gains proceeds from the sale of assets	—	—	—	—
Distributions on account of limited partnership interest	1,342	7%	—	—
Expense reimbursement from sponsor	—	—	725	57%

Total	$20,063	100%	$1,278	100%

(1)
During the year ended December 31, 2012, 93.4% of the Company's gross investment income was attributable to cash interest earned and 6.6% was attributable to non-cash accretion of discount. During the year ended December 31, 2011, 92.5% of the Company's gross investment income was attributable to cash interest earned and 7.5% was attributable to non-cash accretion of discount and PIK interest.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 5. Distributions (Continued)

        The Company's net investment income on a tax-basis for the years ended December 31, 2012 and 2011 was $15,559 and $1,210, respectively. As of December 31, 2012 and 2011, the Company distributed all of its tax-basis net investment income earned as of December 31, 2012 and 2011, respectively.

        The difference between the Company's GAAP-basis net investment income and its tax-basis net investment income is due to the accrual for GAAP purposes of income on a limited partnership interest, the tax-basis deferral and amortization of organization costs incurred prior to the commencement of the Company's operations, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by the Company, the inclusion of a portion of the periodic net settlement payments due on the total return swap in tax-basis net investment income and the accretion of discount on the total return swap. The following table sets forth a reconciliation between GAAP-basis net investment income and tax-basis net investment income during the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
GAAP-basis net investment income	$10,162	$653
Income on limited partnership interest	(2,537)	—
Tax-basis deferral and amortization of organization costs	(23)	155
Reversal of incentive fee accrual on unrealized gains	5,462	67
Tax-basis net investment income portion of total return swap payments	2,475	308
Accretion of discount on total return swap	20	27

Tax-basis net investment income	$15,559	$1,210

        The Company may make certain adjustments to the classification of shareholders' equity as a result of permanent book-to-tax differences. During the year ended December 31, 2012 and the period from July 18, 2011 (commencement of operations) through December 31, 2011, the Company reduced accumulated undistributed net realized gains on investments and total return swap and gain/loss on foreign currency by $2,475 and $308, respectively, and increased accumulated distributions in excess of net investment income by $2,475 and $308, respectively, to reflect the reclassification of a portion of realized gains on the total return swap into tax-basis net investment income. In addition, during the year ended December 31, 2012, the Company reduced capital in excess of par value by $1,342 to reflect distributions received by the Company during the year ended December 31, 2012 on account of a limited partnership interest held by the Company, which amount will be treated as a return of capital for tax purposes.

        The determination of the tax attributes of the Company's distributions is made annually as of the end of the Company's fiscal year based upon the Company's taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on a Form 1099-DIV.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 5. Distributions (Continued)

        The following table reflects the share distribution that the Company has declared on its common shares through December 31, 2012:

Date Declared	Record Date	Distribution Date	Distribution Percentage	Shares Issued
February 14, 2012	February 15, 2012	February 16, 2012	1.0%	106,133

        The purpose of this special share distribution was to maintain a net asset value per share that was below the then-current offering price, after deducting selling commissions and dealer manager fees, as required by the 1940 Act, subject to certain limited exceptions. The Company's board of trustees determined that the Company's portfolio performance sufficiently warranted taking this action.

        The share distribution increased the number of common shares outstanding, thereby reducing the Company's net asset value per share. However, because the share distribution was issued to all shareholders as of the record date in proportion to their holdings, the reduction in net asset value per share as a result of the share distribution was offset exactly by the increase in the number of common shares owned by each investor. As the overall value to an investor's position was not reduced as a result of the special share distribution, the Company's board of trustees determined that this issuance would not be dilutive to shareholders as of the record date. As the share distribution did not change any shareholder's proportionate interest in the Company, it did not represent a taxable distribution. Specific tax characteristics of all distributions are reported to shareholders annually on Form 1099-DIV.

        As of December 31, 2012 and 2011, the components of accumulated earnings on a tax basis were as follows:

	Year Ended December 31,
	2012	2011
Distributable ordinary income net of distributions received on limited partnership interest	$171	$—
Distribution receivable on limited partnership interest	270	—
Incentive fee accrual on unrealized gains	(5,529)	(67)
Unamortized organization costs	(315)	(338)
Net unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency(1)	28,451	(89)

	$23,048	$(494)

(1)
As of December 31, 2012 and 2011, the gross unrealized appreciation on the Company's investments and total return swap and gain on foreign currency was $29,698 and $761, respectively. As of December 31, 2012 and 2011, the gross unrealized depreciation on the Company's investments and loss on foreign currency was $1,247 and $850, respectively.

        The aggregate cost of the Company's investments for federal income tax purposes totaled $675,823 and $91,808 as of December 31, 2012 and 2011, respectively. The aggregate net unrealized appreciation (depreciation) on a tax basis, including the TRS, was $28,451 and $(89) as of December 31, 2012 and 2011, respectively.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 6. Investment Portfolio

        The following table summarizes the composition of the Company's investment portfolio at cost and fair value as of December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011
	Amortized Cost(1)	Fair Value	Percentage of Portfolio	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$195,922	$200,752	29%	$22,694	$22,720	25%
Senior Secured Loans—Second Lien	71,607	73,451	10%	5,926	5,577	6%
Senior Secured Bonds	33,366	35,158	5%	4,945	4,875	5%
Subordinated Debt	332,214	345,849	49%	35,652	35,789	39%
Equity/Other	44,810	45,962	7%	22,591	22,681	25%

	$677,919	$701,172	100%	$91,808	$91,642	100%

(1)
Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

        The following table summarizes the composition of the Company's investment portfolio at cost and fair value as of December 31, 2012 and 2011 to include, on a look-through basis, the investments underlying the TRS, as disclosed in Note 8. The investments underlying the TRS had a notional amount and market value of $131,632 and $133,482, respectively, as of December 31, 2012 and $12,205 and $12,239, respectively, as of December 31, 2011.

	December 31, 2012			December 31, 2011
	Amortized Cost(1)	Fair Value	Percentage of Portfolio	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$291,951	$298,125	36%	$34,899	$34,959	34%
Senior Secured Loans—Second Lien	90,725	92,885	11%	5,926	5,577	5%
Senior Secured Bonds	38,366	40,333	5%	4,945	4,875	5%
Subordinated Debt	343,699	357,349	43%	35,652	35,789	34%
Equity/Other	44,810	45,962	5%	22,591	22,681	22%

	$809,551	$834,654	100%	$104,013	$103,881	100%

(1)
Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

        The Company does not "control" and is not an "affiliate" of any of its portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, the Company would be presumed to "control" a portfolio company if it owned 25% or more of its voting securities and would be an "affiliate" of a portfolio company if it owned 5% or more of its voting securities.

        The Company's investment portfolio may contain loans that are in the form of lines of credit or revolving credit facilities, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of December 31, 2012, the Company had one such investment with an unfunded commitment of $10,000. As of December 31, 2011, the Company had one such investment, which was a bridge loan with an unfunded commitment of $5,000. The Company maintains sufficient cash on hand to fund such unfunded loan commitments should the need arise.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 6. Investment Portfolio (Continued)

        The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
Industry Classification	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio
Upstream	$335,486	48%	$36,027	39%
Midstream	60,675	9%	25,169	28%
Downstream	2,978	0%	942	1%
Service & Equipment	159,268	23%	15,560	17%
Power	142,765	20%	13,944	15%

Total	$701,172	100%	$91,642	100%

Note 7. Fair Value of Financial Instruments

        Under existing accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. This accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current accounting guidance:

        Level 1:    Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities.

        Level 2:    Inputs that are quoted prices for similar assets or liabilities in active markets.

        Level 3:    Inputs that are unobservable for an asset or liability.

        A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

        As of December 31, 2012 and 2011, the Company's investments were categorized as follows in the fair value hierarchy:

	December 31, 2012		December 31, 2011
Valuation Inputs	Investments	Total Return Swap	Investments	Total Return Swap
Level 1—Price quotations in active markets	$—	$—	$—	$—
Level 2—Significant other observable inputs	—	—	—	—
Level 3—Significant unobservable inputs	701,172	3,141	91,642	121

	$701,172	$3,141	$91,642	$121

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments (Continued)

        The Company's investments as of December 31, 2012 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, the Company valued all of its investments by using an independent third-party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. One senior secured loan investment, for which broker quotes were not available, was valued by an independent valuation firm, which determined the fair value of such investment by considering, among other factors, the borrower's ability to adequately service its debt, prevailing interest rates for like investments, call features and other relevant terms of the debt. All of the Company's equity/other investments were valued by the same independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. The Company valued its TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to the Company for review and testing. The Company's valuation committee and board of trustees review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent the Company's valuation committee or board of trustees has any questions or concerns regarding the valuation of the assets underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional information on the TRS, see Note 8.

        The Company's investments as of December 31, 2011 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, the Company valued all of its investments by using an independent third-party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. The Company's one equity investment and one of its subordinated debt investments, both of which were newly-issued and purchased near December 31, 2011, were valued at cost, as the Company's board of trustees determined that the cost of each such investment was the best indication of its fair value. The Company valued its TRS in accordance with the TRS Agreement, as described above.

        The Company periodically benchmarks the bid and ask prices it receives from the third-party pricing service against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company's management in purchasing and selling these investments, the Company believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. The Company may also use other methods to determine fair value for securities for which it cannot obtain prevailing bid and ask prices through its third-party pricing service or independent dealers, including the use of an independent valuation firm. The Company will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which it purchases and sells its investments. The Company's valuation committee and board of trustees reviewed and approved the

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments (Continued)

valuation determinations made with respect to these investments in a manner consistent with the Company's valuation process.

        The following is a reconciliation for the year ended December 31, 2012 and the period from July 18, 2011 (commencement of operations) through December 31, 2011 of investments for which significant unobservable inputs (Level 3) were used in determining fair value:

	For the Year Ended December 31, 2012
	Senior Secured Loans - First Lien	Senior Secured Loans - Second Lien	Senior Secured Bonds	Subordinated Debt	Equity/ Other	Total
Fair value at beginning of period	$22,720	$5,577	$4,875	$35,789	$22,681	$91,642
Accretion of discount (amortization of premium)	551	89	(7)	(343)	1,695	1,985
Net realized gain (loss)	610	78	364	1,255	—	2,307
Net change in unrealized appreciation (depreciation)	4,804	2,193	1,862	13,498	1,062	23,419
Purchases	294,678	67,537	35,377	407,895	20,524	826,011
Sales and redemptions	(122,611)	(2,023)	(7,313)	(112,245)	—	(244,192)
Net transfers in or out of Level 3	—	—	—	—	—	—

Fair value at end of period	$200,752	$73,451	$35,158	$345,849	$45,962	$701,172

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to investments still held at the reporting date	$4,693	$2,114	$1,792	$13,437	$1,062	$23,098

	For the Year Ended December 31, 2011
	Senior Secured Loans - First Lien	Senior Secured Loans - Second Lien	Senior Secured Bonds	Subordinated Debt	Equity/ Other(1)	Total
Fair value at beginning of period	$—	$—	$—	$—	$—	$—
Accretion of discount (amortization of premium)	39	24	11	(18)	—	56
Net realized gain (loss)	2	—	5	61	—	68
Net change in unrealized appreciation (depreciation)	26	(349)	(70)	137	90	(166)
Purchases	22,984	5,910	5,004	38,710	22,591	95,199
Paid-in-kind interest	—	—	—	49	—	49
Sales and redemptions	(331)	(8)	(75)	(3,150)	—	(3,564)
Net transfers in or out of Level 3	—	—	—	—	—	—

Fair value at end of period	$22,720	$5,577	$4,875	$35,789	$22,681	$91,642

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to investments still held at the reporting date	$26	$(349)	$(70)	$137	$90	$(166)

(1)
Net change in unrealized appreciation (depreciation) represents the difference between the amortized cost and fair value of equity investment denominated in Canadian dollars resulting from foreign currency fluctuations.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments (Continued)

        The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets valued by an independent valuation firm as of December 31, 2012 were as follows:

Type of Investment	Fair Value at December 31, 2012(1)	Valuation Technique(2)	Unobservable Input	Range
Senior Secured Loans—First Lien	$45,000	Market Comparables	Market Yield (%)	8.0%
Equity/Other	$45,962	Market Comparables	Market Yield (%)	15.3% - 15.8%
		Discounted Cash Flow	Discount Rate (%)	12.0% - 17.3%
		Option Valuation Model	Volatility (%)	44.0%

(1)
Except as otherwise described in this footnote, the remaining Level 3 assets were valued by using an independent third-party pricing service, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such service. The TRS was valued in accordance with the TRS Agreement as discussed above. As of December 31, 2012, $10,000 of the senior secured loan-first lien investment was an unfunded loan commitment.

(2)
For investments utilizing a market comparables valuation technique, a significant increase (decrease) in the market yield, in isolation, would result in a significantly lower (higher) fair value measurement. For investments utilizing a discounted cash flow valuation technique, a significant increase (decrease) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement. For investments utilizing an option valuation model valuation technique, a significant increase (decrease) in the volatility, in isolation, would result in a significantly higher (lower) fair value measurement.

Note 8. Total Return Swap

        On August 11, 2011, EP Investments entered into the TRS with Citibank. On May 11, 2012, EP Investments entered into an amendment to the TRS to increase the maximum market value of the aggregate amount of assets which may be subject to the TRS from $25,000 to $100,000; and on October 11, 2012, EP Investments entered into a second amendment to the TRS to increase this amount from $100,000 to $200,000.

        A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

        The TRS with Citibank enables the Company, through its ownership of EP Investments, to obtain the economic benefit of owning the assets subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to EP Investments borrowing funds to acquire assets and incurring interest expense to a lender.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 8. Total Return Swap (Continued)

        The obligations of EP Investments under the TRS are non-recourse to the Company and the Company's exposure under the TRS is limited to the value of the Company's investment in EP Investments, which generally will equal the value of cash collateral provided by EP Investments under the TRS. Pursuant to the terms of the TRS, EP Investments may select one or more assets with a maximum aggregate market value (determined at the time each such asset becomes subject to the TRS) of $200,000, or such greater amount as may be agreed to by Citibank. Securities proposed by EP Investments to be included in the TRS will be approved or rejected by Citibank, in its sole discretion, on a trade-by-trade basis. EP Investments is required to initially cash collateralize a percentage of each asset (such percentage to be proposed in each instance by EP Investments and accepted or rejected by Citibank in its sole discretion) included under the TRS in accordance with margin requirements described in the TRS Agreement. Under the terms of the TRS, EP Investments has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral nor any other assets of EP Investments are available to pay the debts of the Company.

        Pursuant to the terms of an investment management agreement that the Company has entered into with EP Investments, the Company acts as the manager of the rights and obligations of EP Investments under the TRS, including selecting the specific assets to be included in the TRS. Accordingly, the assets selected by EP Investments for purposes of the TRS are selected by the Company in accordance with its investment objectives and strategy to generate current income and long-term capital appreciation. In addition, pursuant to the terms of the TRS, EP Investments may select any loan or other obligation available in the market to be included in the TRS that meets the obligation criteria set forth in the TRS Agreement.

        Each asset included in the TRS must meet criteria described in the TRS Agreement, including a requirement that each asset be rated by Moody's Investors Service, Inc. and Standard & Poor's Corporation and quoted by a nationally-recognized pricing service. EP Investments receives from Citibank all interest and fees payable in respect of the assets included in the TRS. EP Investments pays to Citibank interest at a rate equal to one-month LIBOR plus 1.30% per annum on the full notional amount of the assets subject to the TRS. In addition, upon the termination or repayment of any asset subject to the TRS, EP Investments will either receive from Citibank the appreciation in the value of such asset or pay to Citibank any depreciation in the value of such asset.

        Under the terms of the TRS, EP Investments may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral that may be required to be posted by EP Investments is determined primarily on the basis of the aggregate value of the underlying assets. The limit on the additional collateral that EP Investments may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the assets underlying the TRS and the amount of cash collateral already posted by EP Investments (determined without consideration of the initial cash collateral posted for each asset included in the TRS).

        The Company has no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. The Company may, but is not obligated to, increase its equity investment in EP Investments for the purpose of funding any additional collateral or payment obligations for which EP Investments may become obligated during the term of the TRS. If the Company does not make any

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 8. Total Return Swap (Continued)

such additional investment in EP Investments and EP Investments fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by EP Investments under the TRS.

        Citibank may terminate the TRS on or after May 11, 2013. EP Investments may terminate the TRS, in whole or in part with respect to any asset subject to the TRS, at any time upon providing no more than 30 days, and no less than 7 days, prior notice to Citibank. EP Investments will pay Citibank customary fees in connection with the establishment and maintenance of the TRS.

        The value of the TRS is based primarily on the valuation of the underlying portfolio of assets subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying asset in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the asset in the open market. Citibank reports the mark-to-market values of the underlying assets to EP Investments. As of December 31, 2012 and 2011, the fair value of the TRS was $3,141 and $121, respectively. The fair value of the TRS is reflected as unrealized appreciation (depreciation) on total return swap on the Company's consolidated balance sheets. The change in value of the TRS is reflected in the Company's consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of December 31, 2012, EP Investments had selected 22 underlying assets with a total notional amount of $131,632 and posted $56,876 in cash collateral held by Citibank (of which only $53,565 was required to be posted), which is reflected in due from counterparty on the Company's consolidated balance sheets. As of December 31, 2011, EP Investments had selected six underlying assets with a total notional amount of $12,205 and posted $7,878 in cash collateral held by Citibank (of which only $5,096 was required to be posted), which is reflected in due from counterparty on the Company's consolidated balance sheets.

        The Company incurred costs of $16 in connection with obtaining the TRS, which the Company has recorded as deferred financing costs on its consolidated balance sheets. As of December 31, 2012, all of such deferred financing costs have been amortized to interest expense.

        For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treats the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by EP Investments under the TRS, as a senior security for the life of that instrument. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

        Further, for purposes of Section 55(a) under the 1940 Act, the Company treats each asset underlying the TRS as a qualifying asset if the obligor on such asset is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 8. Total Return Swap (Continued)

        The following is a summary of the underlying assets subject to the TRS as of December 31, 2012:

Underlying Asset(1)	Industry	Notional Amount	Market Value	Unrealized Appreciation / (Depreciation)
Alon USA Energy, Inc., L+800, 1.3% LIBOR Floor, 11/13/18(2)	Downstream	$3,958	$4,182	$224
Boomerang Tube, LLC , L+950, 1.5% LIBOR Floor, 10/11/17	Service & Equipment	9,579	9,727	148
Brand Energy & Infrastructure Services, Inc., L+975, 1.3% LIBOR Floor, 10/23/19	Service & Equipment	1,920	1,967	47
Brock Holdings III, Inc., L+450, 1.5% LIBOR Floor, 3/16/17	Service & Equipment	2,833	2,824	(9)
Buffalo Gulf Coast Terminals LLC, L+400, 1.3% LIBOR Floor, 10/31/17	Midstream	6,688	6,703	15
Chaparral Energy Inc., 7.6%, 11/15/22	Upstream	11,485	11,500	15
Dynegy Midwest Generation LLC (CoalCo), L+775, 1.5% LIBOR Floor, 8/5/16	Power	6,338	6,442	104
Dynegy Power, LLC (GasCo), L+775, 1.5% LIBOR Floor, 8/5/16	Power	3,984	3,994	10
Everest Acquisition LLC, L+400, 1.0% LIBOR Floor, 4/24/18	Upstream	3,300	3,354	54
Hudson Products Holdings Inc., Prime+475, 6/7/17	Service & Equipment	2,312	2,332	20
La Paloma Generating Co., LLC, L+550, 1.5% LIBOR Floor, 8/25/17	Power	1,632	1,708	76
LSP Madison Funding, LLC, L+425, 1.3% LIBOR Floor, 6/28/19	Power	3,178	3,222	44
McJunkin Red Man Corp., L+500, 1.3% LIBOR Floor, 11/8/19(2)	Service & Equipment	9,495	9,615	120
NANA Development Corp., L+550, 1.5% LIBOR Floor, 7/22/16	Service & Equipment	4,721	4,751	30
Northern Tier Energy LLC, 7.1%, 11/15/20(2)	Downstream	5,000	5,175	175
Panda Sherman Power, LLC, L+750, 1.5% LIBOR Floor, 9/14/18	Power	9,850	10,125	275
Samson Investment Co., L+475, 1.3% LIBOR Floor, 9/25/18	Upstream	7,298	7,417	119
Star West Generation LLC, L+450, 1.5% LIBOR Floor, 5/17/18	Power	9,877	9,947	70
Tallgrass Operations, LLC, L+400, 1.3% LIBOR Floor, 11/13/18	Midstream	9,900	10,079	179
UTEX Industries, Inc., L+550, 1.5% LIBOR Floor, 12/15/16	Service & Equipment	4,517	4,519	2
Willbros United States Holdings, Inc., L+750, 2.0% LIBOR Floor, 6/30/14(2)	Service & Equipment	3,867	3,849	(18)
WP CPP Holdings, LLC, L+925, 1.3% LIBOR Floor, 6/28/20	Service & Equipment	9,900	10,050	150

Total		$131,632	$133,482	1,850

Total TRS Accrued Income and Liabilities:				1,291

Total TRS Fair Value:				$3,141

(1)
Security may be an obligation of one or more entities affiliated with the named company.

(2)
The investment is not a qualifying asset under the 1940 Act. A BDC may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets.

        The following is a summary of the underlying assets subject to the TRS as of December 31, 2011:

Underlying Asset(1)(2)	Industry	Notional Amount	Market Value	Unrealized Appreciation / (Depreciation)
Allison Transmission, Inc., L+275, 8/15/14	Service & Equipment	$1,844	$1,934	$90
Brock Holdings III, Inc., L+450, 1.5% LIBOR Floor, 3/16/17	Service & Equipment	3,007	2,893	(114)
BRSP LLC, L+450, 3.0% LIBOR Floor, 6/15/14	Power	2,413	2,431	18
La Paloma Generating Company, L+550, 1.5% LIBOR Floor, 5/15/18	Power	1,653	1,691	38
Sheridan Production Co., LLC, L+450, 2.0% LIBOR Floor, 4/20/17	Upstream	973	1,000	27
Willbros Group, Inc., L+750, 2.0% LIBOR Floor, 6/30/14	Service & Equipment	2,315	2,290	(25)

Total		$12,205	$12,239	34

Total TRS Accrued Income and Liabilities:				87

Total TRS Fair Value:				$121

(1)
Security may be an obligation of one or more entities affiliated with the named company.

(2)
All investments are qualifying assets under the 1940 Act. A BDC may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets.

Note 9. Share Repurchase Program

        The Company intends to conduct quarterly tender offers pursuant to its share repurchase program. The Company's board of trustees will consider the following factors, among others, in making its

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 9. Share Repurchase Program (Continued)

determination regarding whether to cause the Company to offer to repurchase common shares and under what terms:

  •
  the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

  •
  the liquidity of its assets (including fees and costs associated with disposing of assets);

  •
  the Company's investment plans and working capital requirements;

  •
  the relative economies of scale with respect to the Company's size;

  •
  the Company's history in repurchasing common shares or portions thereof; and

  •
  the condition of the securities markets.

        The Company currently intends to limit the number of common shares to be repurchased during any calendar year to the number of common shares it can repurchase with the proceeds it receives from the sale of common shares under its distribution reinvestment plan. At the discretion of the Company's board of trustees, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, the Company will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of common shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company intends to offer to repurchase such common shares on each date of repurchase at a price equal to 90% of the offering price in effect on each date of repurchase. The Company's board of trustees may amend, suspend or terminate the repurchase program at any time, upon 30 days' notice. The first such tender offer commenced in August 2012.

        The following table sets forth the number of common shares repurchased by the Company during the year ended December 31, 2012:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
September 30, 2012	October 1, 2012	44,339	100%	$9.225	$409

        On January 2, 2013, the Company repurchased 24,249 common shares (representing 100% of common shares tendered for repurchase) at $9.405 per share for aggregate consideration totaling $228.

Note 10. Credit Facility

        On June 24, 2011, FSEP Funding entered into a credit facility, or the credit facility, with Deutsche Bank AG, New York Branch, or Deutsche Bank. Deutsche Bank is the sole lender and serves as administrative agent under the credit facility. On May 30, 2012, FSEP Funding entered into an amendment to the credit facility to increase the aggregate borrowings available under the credit facility by $50,000 to $100,000 on a committed basis; on August 28, 2012, FSEP Funding entered into a second amendment to the credit facility to increase such amount by $75,000 to $175,000 on a committed basis;

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 10. Credit Facility (Continued)

and on October 18, 2012, FSEP Funding entered into a third amendment to the credit facility to increase such amount by $65,000 to $240,000 on a committed basis.

        The Company may contribute cash or securities to FSEP Funding from time to time and will retain a residual interest in any assets contributed through its ownership of FSEP Funding. FSEP Funding may purchase additional securities from various sources. FSEP Funding has appointed the Company to manage its portfolio of securities pursuant to the terms of an investment management agreement. FSEP Funding's obligations to Deutsche Bank are secured by a first priority security interest in substantially all of the assets of FSEP Funding, including its portfolio of securities. The obligations of FSEP Funding under the credit facility are non-recourse to the Company.

        Pursuant to the terms of the credit facility, borrowings thereunder may be designated as Tranche A Commitments in an amount up to $50,000, as Tranche B Commitments in an amount up to $50,000, as Tranche C Commitments in an amount up to $75,000 or as Tranche D Commitments in an amount up to $65,000. Pricing under the credit facility is based on LIBOR for an interest period equal to the weighted average LIBOR interest period of eligible securities owned by FSEP Funding, with the Tranche A Commitment bearing interest at the rate of LIBOR plus 1.60% per annum and the Tranche B Commitment, Tranche C Commitment and Tranche D Commitment bearing interest at the rate of LIBOR plus 1.85% per annum. The Tranche A Commitment and Tranche B Commitment are revolving commitments, and the Tranche C Commitment and Tranche D Commitment are term commitments. Interest is payable quarterly in arrears. Any amounts borrowed under the credit facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on June 24, 2013.

        As of December 31, 2012 and 2011, $185,232 and $20,518, respectively, was outstanding under the credit facility. The carrying amount of the amount outstanding under the credit facility approximates its fair value. The Company incurred costs of $700 in connection with obtaining and amending the credit facility, which the Company has recorded as deferred financing costs on its consolidated balance sheets and amortizes to interest expense over the life of the credit facility. As of December 31, 2012, $325 of such deferred financing costs had yet to be amortized to interest expense.

        The effective interest rate under the credit facility was 2.08% per annum as of December 31, 2012. Interest is paid quarterly in arrears and commenced November 20, 2011. The Company recorded interest expense of $2,132 and $274 for the years ended December 31, 2012 and 2011, respectively, of which $331 and $44, respectively, related to the amortization of deferred financing costs and $85 and $118, respectively, related to commitment fees on the unused portion of the credit facility. The Company paid $1,332 and $121 in interest expense during the years ended December 31, 2012 and 2011, respectively. The average borrowings under the credit facility for the years ended December 31, 2012 and 2011 were $81,825 and $13,033, respectively, with a weighted average interest rate of 2.19% and 4.18%, respectively, which includes commitment fees on the unused portion of the credit facility.

        Borrowings under the credit facility are subject to compliance with a borrowing base, pursuant to which the amount of funds advanced to FSEP Funding varies depending upon the types of assets in FSEP Funding's portfolio. The occurrence of certain events described as "Super-Collateralization Events" in the credit agreement that governs the credit facility, or a decline in the Company's net asset value below a specified threshold, results in a lowering of the amount of funds that will be advanced against such assets. Super-Collateralization Events include, without limitation: (i) certain key employees ceasing to be directors, principals, officers or investment managers of GSO; (ii) the bankruptcy or

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 10. Credit Facility (Continued)

insolvency of GSO or FS Advisor; (iii) GSO ceasing to act as the Company's sub-adviser or FS Advisor ceasing to act as the Company's investment adviser; (iv) the Company's ceasing to act as FSEP Funding's investment manager, becoming bankrupt or insolvent, defaulting on certain material agreements or failing to maintain a net asset value above a specified threshold; and (v) the Company, GSO or FS Advisor committing fraud or other illicit acts in its or their investment advisory capacities.

        In connection with the credit facility, FSEP Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition to customary events of default included in financing transactions, the credit facility contains the following events of default: (a) the failure to make principal payments when due or interest payments within three business days of when due; (b) borrowings under the credit facility exceeding the applicable advance rates; (c) the purchase by FSEP Funding of certain ineligible assets; (d) the insolvency or bankruptcy of FSEP Funding or the Company; (e) the Company ceasing to act as investment manager of FSEP Funding's assets; (f) the decline of the Company's net asset value below a specified threshold; and (g) fraud or other illicit acts by the Company, FS Advisor or GSO in its or their investment advisory capacities. During the continuation of an event of default, FSEP Funding must pay interest at a default rate. FSEP Funding was in compliance with the terms of the credit facility as of December 31, 2012.

        Borrowings of FSEP Funding will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

Note 11. Senior Securities Asset Coverage

        Information about the Company's senior securities is shown in the table below as of December 31, 2012 and 2011:

Year Ended December 31,	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidation Preference per Unit(3)	Average Market Value per Unit(4) (Exclude Bank Loans)
2012	$263,299	3.29	—	N/A
2011	27,627	3.45	—	N/A

(1)
Total amount of each class of senior securities outstanding at the end of the period presented. For purposes of the asset coverage test, the Company treats the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted, as a senior security.

(2)
Asset coverage per unit is the ratio of the carrying value of the Company's total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

(3)
The amount to which such class of senior security would be entitled upon the voluntary liquidation of the Company in preference to any security junior to it. The "—" in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)
Not applicable because senior securities are not registered for public trading.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 12. Financial Highlights

        The following is a schedule of financial highlights for the years ended December 31, 2012 and 2011. The Company has omitted the financial highlights for the period from September 16, 2010 (Inception) to December 31, 2010 since the Company did not have operations as of December 31, 2010.

	Year Ended December 31,
	2012	2011
Per Share Data:(1)
Net asset value, beginning of period	$8.74	$8.91
Results of operations(2)
Net investment income (loss)	0.33	0.16
Net realized and unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency	1.05	0.07

Net increase (decrease) in net assets resulting from operations	1.38	0.23

Shareholder distributions(3)
Distributions from net investment income	(0.49)	(0.27)
Distributions from net realized gain on investments	(0.10)	(0.01)
Distributions on account of limited partnership interest	(0.04)	—

Net decrease in net assets resulting from shareholder distributions	(0.63)	(0.28)

Capital share transactions
Issuance of common shares(4)	0.02	0.10
Offering costs(2)	(0.12)	(0.39)
Reimbursement to investment adviser(2)	(0.07)	(0.26)
Capital contributions of investment adviser(2)	0.02	0.43

Net increase (decrease) in net assets resulting from capital share transactions	(0.15)	(0.12)

Net asset value, end of period	$9.34	$8.74

Shares outstanding, end of period	64,524,909	7,746,643

Total return(5)	14.07%	1.23%

Ratio/Supplemental Data:
Net assets, end of period	$602,889	$67,685

Ratio of net investment income to average net assets(6)	3.64%	1.83%

Ratio of accrued incentive fees to average net assets(6)	2.30%	0.19%

Ratio of interest expense to average net assets(6)	0.77%	0.79%

Ratio of operating expenses to average net assets(6)	7.09%	4.11%
Ratio of expenses reimbursed by sponsor to average net assets(6)	(0.51%)	(2.03%)
Ratio of expense recoupment payable to sponsor to average net assets(6)	0.51%	—

Ratio of net operating expenses to average net assets(6)	7.09%	2.08%

Portfolio turnover	75.24%	12.77%

(1)
The share information utilized to determine per share data has been retroactively adjusted to reflect the share distribution discussed in Note 5.

(2)
The per share data was derived by using the weighted average shares outstanding during the applicable period.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 12. Financial Highlights (Continued)

(3)
The per share data for distributions reflects the actual amount of distributions paid per share (as adjusted for share distributions) during the applicable period.

(4)
The issuance of common shares on a per share basis reflects the incremental net asset value changes as a result of the issuance of common shares in the Company's continuous public offering and pursuant to the Company's distribution reinvestment plan. The issuance of common shares at an offering price, net of sales commissions and dealer manager fees, that is greater than the net asset value per share results in an increase in net asset value per share. The per share impact of the Company's repurchases of common stock is a reduction to net asset value of less than $0.01 per share during the year ended December 31, 2012.

(5)
The 2012 total return was calculated by taking the net asset value per share as of December 31, 2012, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share on December 31, 2011. The 2011 total return is based on an initial investment at $8.91 per share, which represents the initial offering price per share, net of sales commissions and dealer manager fees, after taking into account the share distribution to shareholders described in Note 5. The 2011 total return was calculated by taking the net asset value per share as of December 31, 2011, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share at the beginning of the period. The total return does not consider the effect of the sales load from the sale of the Company's common shares. The total return includes the effect of the issuance of common shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of the Company's future total return, which may be greater or less than the return shown in the table due to a number of factors, including the Company's ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities the Company acquires, the level of the Company's expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Company encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return as calculated above represents the total return on the Company's investment portfolio during such period and is calculated in accordance with GAAP. These return figures do not represent an actual return to shareholders.

(6)
Weighted average net assets during the year ended December 31, 2012 and the period from July 18, 2011 (commencement of operations) through December 31, 2011 were used for this calculation. Ratios are not annualized.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 13. Selected Quarterly Financial Data (Unaudited)

        The following are the quarterly results of operations for the years ended December 31, 2012 and 2011. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Investment income	$14,239	$8,671	$4,337	$2,718
Operating expenses
Total operating expenses	9,106	6,851	1,867	1,979
Less: Expense reimbursement from sponsor	—	—	631	801
Add: Expense recoupment to sponsor	1,083	349	—	—

Net expenses	10,189	7,200	1,236	1,178

Net investment income (loss)	4,050	1,471	3,101	1,540
Realized and unrealized gain (loss)	15,110	15,818	(1,430)	2,603

Net increase (decrease) in net assets resulting from operations	$19,160	$17,289	$1,671	$4,143

Per share information-basic and diluted
Net investment income (loss)	$0.07	$0.04	$0.15	$0.14

Net increase (decrease) in net assets resulting from operations	$0.35	$0.48	$0.08	$0.38

Weighted average shares outstanding(1)	54,468,833	36,357,952	20,784,076	10,889,229

(1)
The weighted average share information for the quarter ended March 31, 2012 has been retroactively adjusted to reflect the share distribution discussed in Note 5.

FS Energy and Power Fund

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share amounts)

Note 13. Selected Quarterly Financial Data (Unaudited) (Continued)

	Quarter Ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Investment income	$920	$474	$—	$—
Operating expenses
Total operating expenses	958	341	74	93
Less: Expense reimbursement from sponsor	509	216	—	—

Net expenses	449	125	74	93

Net investment income (loss)	471	349	(74)	(93)
Realized and unrealized gain (loss)	2,038	(1,724)	—	—

Net increase (decrease) in net assets resulting from operations	$2,509	$(1,375)	$(74)	$(93)

Per share information—basic and diluted
Net investment income (loss)	$0.09	$0.13	$(3.30)	$(4.14)

Net increase (decrease) in net assets resulting from operations	$0.47	$(0.51)	$(3.30)	$(4.14)

Weighted average shares outstanding(1)	5,328,434	2,679,397	22,444	22,444

(1)
The weighted average share information has been retroactively adjusted to reflect the share distribution discussed in Note 5.

        The sum of quarterly per share amounts does not equal per share amounts reported for the years ended December 31, 2012 and 2011. This is due to changes in the number of weighted-average shares outstanding and the effects of rounding for each period.

Subscription Agreement

The undersigned hereby tenders this subscription and applies for the purchase of the dollar amount of common shares of beneficial interest (the “Shares”) of FS Energy and Power Fund, a Delaware statutory trust (sometimes referred to herein as the “Company”), set forth below.

1. Investment (Select only one)

Brokerage Investment	Advisory and Other Net of Commission Investment

Subscription Amount $	Subscription Amount $

Wrap Fee Arrangement at your Broker-Dealer*
Initial Investment ($5,000 minimum)	Initial Investment ($5,000 minimum)

Additional Investment ($500 minimum)	Additional Investment ($500 minimum)
* Not all broker-dealers are eligible for advisory business; please confirm with the dealer manager

Registered Investment Advisor (Non-Broker Dealer)

Initial Investment ($5,000 minimum)

Additional Investment ($500 minimum)

Net of Commission Purchase* * By a registered representative on his/her own behalf

2. Ownership (Select only one)

Individual* (one signature)	Joint Tenants with Rights of Survivorship (all parties must sign)	UGMA: State of _____ (custodian signature required)

Community Property	Tenants in Common	UTMA: State of _____
(all parties must sign)	(all parties must sign)	(custodian signature required)

Qualified Pension	Profit Sharing Plan	Trust
(include Plan Documents)	(include Plan Documents)	(include title and signature page)

Corporation (include Corporate	Partnership (include Partnership	Other (specify and include title and
Resolution; authorized signature)	Agreement; authorized signature)	signature pages)

Custodial Arrangement
(owner and custodian signature required)

IRA	SEP	Name of Custodian

Roth IRA	KEOGH	Mailing Address

Rollover IRA	Other

Custodian Information (to be completed by custodian above)

Custodian Tax ID #		Custodian Account #

Custodian Phone #

* Please complete and return a Transfer on Death form if you wish to make a transfer on death designation. You can request a Transfer on Death form by contacting the Company at (877) 628-8575.

3. Investor Information (Please print)

Individual Owner/Beneficial Owner
(first, middle, last)

Social Security #

Address			Date of Birth
(street)	(city/state)	(zip)	(mm/dd/yyyy)
(You must include a permanent street address even if your mailing address is a P.O. Box)

Country of Citizenship			Daytime Phone #

Joint Owner/Beneficial Owner/Minor
(first, middle, last)

Social Security #

Address			Date of Birth
(street)	(city/state)	(zip)	(mm/dd/yyyy)
(You must include a permanent street address even if your mailing address is a P.O. Box)

Country of Citizenship			Daytime Phone #

A-1

3. Investor Information (continued)

Trust Information

Name of Trust				Date of Trust
(mm/dd/yyyy)

Address
(street)		(city/state)	(zip)
(You must include a permanent street address even if your mailing address is a P.O. Box)

Trustee(s)				Tax ID

Beneficial Owner(s)				Social Security #

Beneficial Owner(s) Address				Date of Birth
	(street)	(city/state)	(zip)	(mm/dd/yyyy)

Occupation

Corporation/Partnership/Other

Entity Name				Date of Entity
Formation (mm/dd/yyyy)

Address
(street)	(city/state)		(zip)
(You must include a permanent street address even if your mailing address is a P.O. Box)

Entity Type	If corporation	C Corp	S Corp	Tax ID

Officer(s), General Partner or Authorized Person(s)

Preferred Mailing Address (if different than above)

Attention

Address
(street)	(city/state)	(zip)

4. Distributions (IRA accounts may not direct distributions without the custodian’s approval)

I hereby elect the distribution option indicated below:

I choose to participate in the Company’s Distribution Reinvestment Plan.*	I choose to have distributions deposited in a checking, savings, IRA, brokerage account or sent to the custodian for the benefit of the investor.**	I choose to have distributions mailed to me at the address listed in Section 3.***	I choose to have distributions mailed to me at the following address:*** ___________________ ___________________ ___________________

*

The Company requests that each investor that elects to have his or her distributions reinvested in the Company’s Distribution Reinvestment Plan notify the Company and the broker-dealer or registered investment advisor named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides and as set forth in the Prospectus and this form.  This request in no way shifts the responsibility of the Company’s sponsor (through its affiliated dealer manager), or any other person selling Shares on behalf of the Company to each investor, to make every reasonable effort to determine that the purchase of the Shares is a suitable and appropriate investment based on information provided by each investor in this Subscription Agreement.

**		Complete the information below.

***		Not applicable for custodial or qualified retirement accounts.

I authorize the Company or its agent to deposit my distribution to the account indicated below. This authority will remain in force until I notify the Company in writing to cancel it. In the event that the Company deposits funds erroneously into my account, the Company is authorized to debit my account for the amount of the erroneous deposit. I also hereby acknowledge that funds and/or Shares in my account may be subject to applicable abandoned property, escheat or similar laws and may be transferred to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time specified in such laws or otherwise. None of the Company, its affiliates, its agents or any other person shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws. I acknowledge that distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

Name of Financial Institution		Account Type

Mailing Address
(street)		(city/state)	(zip)

ABA Routing Number		Account Number

Individual/Trustee/Beneficial Owner
(signature)

Joint Owner/Co-Trustee
(signature)
5. Electronic Delivery of Documents (You will not receive paper mailings)

In lieu of receiving documents by mail, I authorize the Company to make available on their website at www.fsenergyandpowerfund.com their quarterly reports, annual reports, tender offer materials, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any investment or marketing updates, and to notify me via e-mail when such reports or updates are available. (Any investor who elects this option must provide an e-mail address below and ensure that the Company has a current e-mail address for as long as he or she owns Shares.)

E-mail Address	Initials

A-2

6. Subscriber Representations

Please carefully read and separately initial each of the representations below. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf. In order to induce the Company to accept this subscription, I (we) hereby represent and warrant that:

		Owner (Initials)	Joint Owner (Initials)

a)

I (we) have received a Prospectus for the Company relating to the Shares for which I am (we are) subscribing, wherein the terms and conditions of the offering are described and agree to be bound by the terms and conditions therein.

b)

I (we) certify that I (we) have (1) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (2) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus for the Company relating to the Shares under “Suitability Standards.”

c)	I am (we are) purchasing Shares for my (our) own account.

d)	I (we) acknowledge that the Shares are not liquid, there is no public market for the Shares, and I (we) may not be able to sell the Shares.

e)	If I am (we are) a resident of Alabama, I (we) certify that I (we) have a net worth of at least 10 times my (our) investment in the Company and other similar programs.

f)

If I am (we are) a resident of Idaho, I (we) certify that this investment does not exceed 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of my (our) net worth consisting of cash, cash equivalents and readily marketable securities.

g)	If I am (we are) a resident of Iowa, I (we) certify that my (our) total investment in the Shares does not exceed 10% of my (our) net worth.

h)

If I am (we are) a resident of Kansas, I (we) hereby acknowledge that the Office of the Kansas Securities Commissioner recommends that I (we) should limit my (our) aggregate investment in Shares and other non-traded business development companies to not more than 10% of my (our) liquid net worth. Liquid net worth is that portion of my (our) total net worth that consists of cash, cash equivalents and readily marketable securities.

i)

If I am (we are) a resident of Kentucky, I (we) certify that I (we) have either (1) a liquid net worth of $85,000 and annual gross income of $85,000; or (2) a liquid net worth of $300,000. I (we) further certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth.

j)

If I am (we are) a resident of Maine, I (we) hereby acknowledge that the Maine Office of Securities recommends that my (our) aggregate investment in the Company and its affiliates not exceed 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

k)

If I am (we are) a resident of Massachusetts, I (we) hereby acknowledge that it is recommended by the Massachusetts Securities Division that I (we) not invest, in the aggregate, more than 10% of my (our) liquid net worth in the Company and other non-traded business development companies. Liquid net worth is that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities.

l)	If I am (we are) a resident of Nebraska, Oklahoma or Oregon, I (we) certify that my (our) investment in the Shares does not exceed 10% of my (our) net worth.

m)

If I am (we are) a resident of North Dakota, I (we) certify that I (we) have a net worth of at least ten times my (our) investment in the Company and its affiliates and I (we) meet one of the established suitability standards described under (b) above.

n)

If I am (we are) a resident of Ohio, I (we) certify that my (our) investment in non-traded business development companies, including my (our) investment in the Shares and any affiliates of the Company, does not exceed 10% of my (our) liquid net worth. Liquid net worth is that portion of my (our) net worth that is comprised of cash, cash equivalents and readily marketable securities.

o)

If I am (we are) a resident of Tennessee, I (we) certify that I (we) have either (1) a liquid net worth of $85,000 and minimum annual gross income of $85,000, or (2) a minimum liquid net worth of $300,000.

7. Important Information (Rights, Certifications, Authorizations)

Substitute IRS Form W-9 Certification:

I (we) declare that the information supplied in this subscription agreement is true and correct and may be relied upon by the Company in connection with my (our) investment in the Company. Under penalties of perjury, each investor signing below certifies that (1) the number shown in the Investor Social Security Number/Taxpayer Identification Number field in Section 3 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a non-resident alien). NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

By signing below, you hereby acknowledge receipt of the Prospectus of the Company relating to the Shares for which you have subscribed, as supplemented and amended through the date hereof (as so supplemented and amended, the “Prospectus”), not less than five (5) business days prior to the signing of this Subscription Agreement. The Prospectus is available at www.sec.gov. You are encouraged to read the Prospectus carefully before making any investment decisions. You agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the Prospectus. You agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion. You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within 15 days from the date your subscription is received and accepted, and that the sale of Shares pursuant to this subscription agreement will not be effective until at least five business days after the date you have received a final Prospectus.

Residents of Maine, Massachusetts, Minnesota, Missouri, Nebraska and Ohio investing in the Company, who first received the Prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five business days of the date of subscription.

By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the Prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and Social Security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then current financial advisor. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

A-3

By signing below, you also acknowledge that:

•  You do not expect to be able to sell your Shares regardless of how the Company performs.

•  If you are able to sell your Shares, you will likely receive less than your purchase price.

•  The Company does not intend to list the Shares on any securities exchange during the offering period or for what may be a significant time thereafter, and it does not expect a secondary market in the Shares to develop.

•  Although the Company has implemented a share repurchase program, only a limited number of Shares are eligible for repurchase. Any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase. The Company may suspend or terminate its share repurchase program at any time.

•  You may not have access to the money you invest for an indefinite period of time until the Company completes a liquidity event. Moreover, there is no assurance that the Company will ever complete a liquidity event.

•  An investment in the Shares is not suitable for you if you need access to the money you invest.

•  Distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

•  The Company’s previous distributions to shareholders were funded in part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that are subject to repayment to its affiliate, Franklin Square Holdings, L.P., or Franklin Square Holdings. Portions of these distributions were not based on the Company’s investment performance and such waivers and reimbursements by Franklin Square Holdings may not continue in the future. If Franklin Square Holdings had not agreed to reimburse certain of the Company’s expenses, including through the waiver of certain of its advisory fees, portions of these distributions would have come from your paid-in capital or borrowings. The repayment of the fees owed to Franklin Square Holdings will reduce the future distributions to which you would otherwise be entitled.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Owner or Authorized Person (Print Name)		Owner or Authorized Person (Print Name)

Owner or Authorized Person Signature		Owner or Authorized Person Signature

Date	/ /	Date	/ /
(mm/dd/yyyy)		(mm/dd/yyyy)

8. Financial Advisor

The undersigned confirm on behalf of the Broker-Dealer or Registered Investment Advisor that they (i) are registered in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor’s prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current Prospectus and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vii) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor’s suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing the Company and the tax consequences of purchasing and owning Shares. The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm’s existing Anti-Money Laundering Program and Customer Identification Program.

Broker Dealer or Registered Investment Advisor Firm Name

Financial Advisor Name
(First, Middle, Last)

Operational Contact Name (Optional)
(First, Middle, Last)

Address
(street)		(city/state)	(zip)

Advisor Number	Branch Number	Telephone

Email Address		Fax

Financial Advisor Signature		Date

Principal Signature		Date

9. Investment Instructions

By Wire Transfer UMB Bank, N.A., ABA Routing #101000695, FS Energy and Power Fund, Account #9871916758,	By Mail: (Checks should be made payable to "FS Energy & Power Fund")
Beneficial Owner(s) (include in memo field)
FS Energy and Power Fund Services
Custodial Accounts Forward Subscription Agreement to the custodian	c/o DST Systems Inc. (877) 628-8575

Regular Mail
P.O. Box 219095
Kansas City, MO 64121-9095

Express/Overnight Delivery
430 W. 7th Street
Kansas City, MO 64105
FAP-FSEP-INV 11/21/2012

A-4

        You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 150,000,000

Common Shares

PRELIMINARY PROSPECTUS

[                        ], 2013

 PART C
Other Information

Item 25.    Financial Statements and Exhibits

        (1) Financial Statements

        The following financial statements of FS Energy and Power Fund (the "Registrant" or the "Company") are included in Part A of this Registration Statement:

Management's Report on Internal Control over Financial Reporting	F-2
Report of Independent Registered Public Accounting Firm	F-3
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-5
Consolidated Statements of Operations for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010	F-6
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011 and for the period from September 16, 2010 (Inception) to December 31, 2010	F-8
Consolidated Schedules of Investments as of December 31, 2012 and 2011	F-9
Notes to Consolidated Financial Statements	F-12

        (2) Exhibits

(a)	Third Amended and Restated Declaration of Trust of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2012.)
(b)	Amended and Restated Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on March 13, 2012.)
(d)	Form of Subscription Agreement. (Included in the Prospectus as Appendix A and incorporated herein by reference.)*
(e)	Amended and Restated Distribution Reinvestment Plan of the Registrant. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 14, 2011.)
(g)(1)	Investment Advisory and Administrative Services Agreement, dated as of April 28, 2011, by and between the Registrant and FS Investment Advisor, LLC. (Incorporated by reference to Exhibit (g)(1) filed with Amendment No. 3 to the Registrant's registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)
(g)(2)	Amendment No. 1, dated as of August 10, 2012, to Investment Advisory and Administrative Services Agreement, dated as of April 28, 2011, by and between the Registrant and FS Investment Advisor, LLC. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 14, 2012.)
(g)(3)	Investment Sub-advisory Agreement, dated as of April 28, 2011, by and between FS Investment Advisor, LLC and GSO Capital Partners LP. (Incorporated by reference to Exhibit (g)(2) filed with Amendment No. 3 to the Registrant's registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)
(h)(1)	Dealer Manager Agreement, dated as of April 28, 2011, by and between the Registrant and FS2 Capital Partners, LLC. (Incorporated by reference to Exhibit (h)(1) filed with Amendment No. 3 to the Registrant's registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)

(h)(2)	Form of Selected Dealer Agreement. (Included as Appendix A to the Dealer Manager Agreement). (Incorporated by reference to Exhibit (h)(1) filed with Amendment No. 3 to the Registrant's registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)
(j)	Custodian Agreement, dated as of November 14, 2011, by and between State Street Bank and Trust Company and the Registrant. (Incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2011.)
(k)(1)	Escrow Agreement, dated as of March 29, 2011, by and between the Registrant and UMB Bank, N.A. (Incorporated by reference to Exhibit (k) filed with Amendment No. 3 to the Registrant's registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)
(k)(2)	Credit Agreement, dated as of June 24, 2011, by and among FSEP Term Funding, LLC, Deutsche Bank AG, New York Branch and the other lenders party thereto. (Incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on June 27, 2011.)
(k)(3)	First Amendment to Credit Agreement, dated as of May 30, 2012, by and among FSEP Term Funding, LLC, Deutsche Bank AG, New York Branch and the other lenders party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 30, 2012.)
(k)(4)	Second Amendment to Credit Agreement, dated as of August 28, 2012, by and among FSEP Term Funding, LLC, Deutsche Bank AG, New York Branch and the other lenders party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 30, 2012.)
(k)(5)	Third Amendment to Credit Agreement, dated as of October 18, 2012, by and among FSEP Term Funding, LLC and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K filed on October 18, 2012.)
(k)(5)	Asset Contribution Agreement, dated as of June 24, 2011, by and between the Registrant and FSEP Term Funding, LLC. (Incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed on June 27, 2011.)
(k)(6)	Investment Management Agreement, dated as of June 24, 2011, by and between the Registrant and FSEP Term Funding, LLC. (Incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed on June 27, 2011.)
(k)(7)	Security Agreement, dated as of June 24, 2011, by and between FSEP Term Funding, LLC and Deutsche Bank AG, New York Branch. (Incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed on June 27, 2011.)
(k)(8)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 11, 2011, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q filed on August 15, 2011.)
(k)(9)	Confirmation Letter Agreement, dated as of August 11, 2011, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q filed on August 15, 2011.)
(k)(10)	Guarantee, dated as of August 11, 2011, by the Registrant in favor of Citibank, N.A. (Incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q filed on August 15, 2011.)
(k)(11)	Investment Management Agreement, dated as of August 11, 2011, by and between the Registrant and EP Investments LLC. (Incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q filed on August 15, 2011.)
(k)(12)	Termination and Release Acknowledgement, dated as of May 11, 2012, by Citibank N.A. in favor of the Registrant. (Incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2012.)

(k)(13)	Amendment Agreement, dated as of May 11, 2012, to the ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2012.)
(k)(14)	Amended and Restated Confirmation Letter Agreement, dated as of May 11, 2012, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2012.)
(k)(15)	Amended and Restated Confirmation Letter Agreement, dated as of October 11, 2012, by and between EP Investments LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 12, 2012.)
(l)	Opinion of Richards, Layton & Finger, P.A. (Incorporated by reference to Exhibit (l) filed with Amendment No. 3 to the Registrant's registration statement on Form N-2 (File No. 333-169679) filed on May 6, 2011.)
(n)(1)	Consent of Richards, Layton & Finger, P.A. (Incorporated by reference to Exhibit (l) hereto.)
(n)(2)	Consent of McGladrey LLP.*
(r)(1)	Code of Ethics of the Registrant. (Incorporated by reference to Exhibit 14.1 to the Registrant's Current Report on Form 8-K filed on December 17, 2012.)
(r)(2)	Code of Ethics of FS Investment Adviser, LLC. (Incorporated by reference to Exhibit (r)(2) filed with Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-184407) filed on February 27, 2013.)

*
Filed herewith.

Item 26.    Marketing Arrangements

        The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

SEC registration fee	$106,950
FINRA filing fee	$75,500
Accounting fees and expenses	$1,000,000
Legal fees and expenses	$2,000,000
Printing	$589,500
Miscellaneous fees and expenses	$20,303,050

Total	$24,075,000

        The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled by or Under Common Control

        Not applicable.

Item 29.

Number of Holders of Securities

        The following table sets forth the number of record holders of the Registrant's capital shares at April 15, 2013.

Title of Class	Number of Record Holders
Common shares of beneficial interest	24,059

Item 30.    Indemnification

        Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Despite this provision, and in accordance with guidelines adopted by the North American Securities Administrators Association, our declaration of trust and the investment advisory and administrative services agreement provide that FS Advisor and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FS Advisor or such other person, nor shall FS Advisor or such other person be held harmless for any loss or liability suffered by us, unless (1) we have determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) FS Advisor or such other person was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by FS Advisor or an affiliate thereof acting as our agent and (4) the indemnification or agreement to hold FS Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our shareholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

        FS Advisor has also entered into a sub-advisory agreement with GSO. The sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GSO is not liable for any error or judgment or mistake of law or for any loss we suffer. In addition, the sub-advisory agreement provides that GSO will indemnify us and FS Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys' fees, which we, FS Advisor, or any respective affiliates may sustain as a result of GSO's willful misconduct, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

        Pursuant to our declaration of trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a trustee, officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) FS Advisor or any of its affiliates acting as an agent of the Company (each such person, an "Indemnitee"), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made.

        We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Indemnitee was acting on behalf of or performing services for the Company, (iii) in the case that the Indemnitee is FS Advisor or an affiliate of FS Advisor, or an officer of the Company, FS Advisor or an affiliate of FS Advisor, such liability or loss was not the result of negligence or misconduct, (iv) in the case that the Indemnitee is a trustee of the Company (and not also an officer of the Company, FS Advisor or an affiliate of FS Advisor), such liability or loss was not the result of gross negligence or willful misconduct and (v) such indemnification or agreement to hold harmless is recoverable only out of assets of the Company and not from the shareholders.

        In addition, Delaware law permits a trust to advance expenses. Under our declaration of trust, we have agreed to advance or reimburse reasonable legal expenses and other costs to a trustee, officer, FS Advisor or any affiliate of FS Advisor and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company's receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written agreement by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the standard of conduct was not met.

        Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former directors or officers of FS Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former directors or officers of FS Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Item 31.    Business and Other Connections of Investment Advisers

        A description of any other business, profession, vocation, or employment of a substantial nature in which FS Advisor, and each director or executive officer of FS Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Management—Board of Trustees," and "Executive Officers" and "Investment Advisory and Administrative Services Agreement." Additional information regarding FS Advisor and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-72236), and is incorporated herein by reference.

        A description of any other business, profession, vocation, or employment of a substantial nature in which GSO, and each director or executive officer of GSO who performs a policy-making function for GSO in connection with the performance of its services under the Investment Sub-Advisory Agreement between GSO and FS Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Portfolio Management" and "Investment

Advisory and Administrative Services Agreement." Additional information regarding GSO and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-68243), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

        All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

  (1)
  the Registrant, FS Energy and Power Fund, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104;

  (2)
  the Transfer Agent, DST Systems, Inc. 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594;

  (3)
  the Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111;

  (4)
  the investment adviser, FS Investment Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104; and

  (5)
  the administrator, FS Investment Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

Item 33.    Management Services

        Not Applicable.

Item 34.    Undertakings

        We hereby undertake:

  (1)
  to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

  (2)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (3)
  that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

  (4)
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (5)
  that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

  (6)
  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

  (i)
  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

  (ii)
  the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

  (iii)
  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

 Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on April 26, 2013.

FS Energy and Power Fund
BY:	/S/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ MICHAEL C. FORMAN Michael C. Forman		President and Chief Executive Officer and Trustee (Principal Executive Officer)	April 26, 2013
/s/ EDWARD T. GALLIVAN, JR. Edward T. Gallivan, Jr.		Chief Financial Officer (Principal Financial and Accounting Officer)	April 26, 2013
* David J. Adelman		Trustee	April 26, 2013
* Sidney R. Brown		Trustee	April 26, 2013
* Gregory P. Chandler		Trustee	April 26, 2013
* Richard I. Goldstein		Trustee	April 26, 2013
* Thomas J. Gravina		Trustee	April 26, 2013
* Michael Heller		Trustee	April 26, 2013
* Charles P. Pizzi		Trustee	April 26, 2013
* Richard W. Vague		Trustee	April 26, 2013
* R. Richard Williams		Trustee	April 26, 2013
*By:	/s/ MICHAEL C. FORMAN Attorney-in-fact

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ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
FEES AND EXPENSES
COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER
QUESTIONS AND ANSWERS ABOUT THIS OFFERING
SELECTED FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
ESTIMATED USE OF PROCEEDS
DISTRIBUTIONS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SENIOR SECURITIES
INVESTMENT OBJECTIVES AND STRATEGY
DETERMINATION OF NET ASSET VALUE
MANAGEMENT
PORTFOLIO MANAGEMENT
PORTFOLIO COMPANIES
INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT
ADMINISTRATIVE SERVICES
THE DELAWARE TRUSTEE
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
DISTRIBUTION REINVESTMENT PLAN
DESCRIPTION OF OUR SECURITIES
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
REGULATION
PLAN OF DISTRIBUTION
SUITABILITY STANDARDS
LIQUIDITY STRATEGY
SHARE REPURCHASE PROGRAM
CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
BROKERAGE ALLOCATION AND OTHER PRACTICES
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
PRIVACY NOTICE
INDEX TO FINANCIAL STATEMENTS
FS Energy and Power Fund Consolidated Schedule of Investments (Continued) As of December 31, 2012 (in thousands, except share amounts)
FS Energy and Power Fund Consolidated Schedule of Investments (Continued) As of December 31, 2011 (in thousands)
PART C Other Information
  Item 25. Financial Statements and Exhibits
  Item 26. Marketing Arrangements
  Item 27. Other Expenses of Issuance and Distribution
  Item 28. Persons Controlled by or Under Common Control
  Item 29.
  Item 30. Indemnification
  Item 31. Business and Other Connections of Investment Advisers
  Item 32. Location of Accounts and Records
  Item 33. Management Services
  Item 34. Undertakings
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